Filed pursuant to Rule 424(b)(4)
Registration No. 333-256803

Prospectus

19,121,000 Shares

Common stock

This is the initial public offering of shares of our common stock. We are offering 19,121,000 shares of our common stock.

Prior to this offering, there has been no public market for our common stock. The initial public offering price is $28.00 per share of common stock.

Our common stock has been approved for listing on The Nasdaq Global Select Market under the symbol “LZ”.

We are an “emerging growth company” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings.

In a concurrent private placement, entities affiliated with TCV, an existing stockholder, have agreed, subject to certain conditions, to purchase a number of shares of common stock with an aggregate purchase price of approximately $90.0 million, at a price per share equal to the initial public offering price. Based on the initial public offering price of $28.00 per share, this will be 3,214,285 shares of common stock. The underwriters acted as placement agents in connection with the concurrent private placement and will receive a placement agent fee equal to 5.5% of the total purchase price of the private placement shares.

Certain funds and accounts managed by subsidiaries of BlackRock, Inc. and Neuberger Berman Investment Advisers LLC and its affiliates (collectively, the “cornerstone investors”) have indicated an interest in purchasing up to an aggregate of up to $75.0 million each (up to $150.0 million in the aggregate) in shares of common stock offered in this offering at the initial public offering price. Because this indication of interest is not a binding agreement or commitment to purchase, the cornerstone investors may decide to purchase more, less or no shares of our common stock in this offering, or the underwriters may decide to sell more, less or no shares of our common stock in this offering to the cornerstone investors. The underwriters will receive the same discount from any shares of common stock sold to the cornerstone investors as they will from any other shares of common stock sold to the public in this offering.

	Per share	Total

Initial public offering price	$28.00	$535,388,000

Underwriting discounts and commissions(1)	$1.54	$29,446,340

Proceeds to us before expenses	$26.46	$505,941,660

(1)	We refer you to the section titled “Underwriting” for additional information regarding underwriter compensation.

We have granted the underwriters an option for a period of 30 days to purchase up to an additional 2,868,150 shares of common stock at the initial public offering price, less the underwriting discounts and commissions.

Investing in our common stock involves a high degree of risk. See the section titled “Risk Factors” beginning on page 20.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on July 2, 2021.

J.P. Morgan	Morgan Stanley	Barclays

BofA Securities	Citigroup	Credit Suisse	Jefferies

JMP Securities	Raymond James	William Blair

AmeriVet Securities	Penserra Securities LLC
Telsey Advisory Group	Siebert Williams Shank

June 29, 2021

LEGALZOOM LET’S MAKE IT OFFICIAL OUR MISSION IS TO DEMOCRATIZE LAW

Once a small business is formed, we offer subscription services to protect the business, its ideas, and the families that create them. Business Formation Intellectual Property Estate Planning

“I would recommend LegalZoom because they will change your life overnight.” Dr. Toya and Dr. Tonya Harris Owners. The Blueprint “Having LegalZoom there to help us build this company was essential to the success of our company.” Mike Rotiarts Owner, The Horse’s Axe “Time and speed of execution. A trusted advisor for us.” Mark and Victoria Thompson Cc-Founders. GenFree LLC

STRONG FINANCIAL PROFILE

Revenue	**$471M**	2020
Accelerated Growth	**27%**	Q1 2021 YoY Revenue Growth
Attractive Subscription Model	**~50%**	Subscription Revenue Mix 2020
Profitability	**2%**	Net Income Margin 2020
	19%	Adj. EBITDA Margin 2020
Efficient Unit Economics	**<90**	Day Marketing Payback

STRONG FINANCIAL PROFILE Revenue 2020 Q1 2021 YoY Revenue Growth Subscription Revenue Mix 2020 Net Income Margin 2020 Adj. EBITDA Margin 2020 Day Marketing Payback $471M 27% ~50% 2% 19% <90 Accelerated Growth Attractive Subscription Model Efficient Unit Economics

LEGALZOOM “We believe every business deserves the full protection of the legal system as well as a simple way to start, operate and run their business daily” DanWarnftoff CEO LegalZoom

The information in this prospectus is not complete and is subject to change. No person should rely on the information contained in this document for any purpose other than participating in our proposed initial public offering, and only the prospectus dated June 29, 2021, is authorized by us to be used in connection with our proposed initial public offering. The prospectus will only be distributed by us and the underwriters named herein and no other person has been authorized by us to use this document to offer or sell any of our securities.

We have not, and the underwriters have not, authorized anyone to provide you any information or to make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the underwriters take responsibility for, or provide any assurance as to the reliability of, any other information others may give you. This prospectus is an offer to sell only the shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Through and including July 24, 2021 (the 25th day after the date of this prospectus), all dealers that buy, sell, or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit our initial public offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.

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PROSPECTUS SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider in making your investment decision. You should read this entire prospectus carefully before making an investment in our common stock. You should consider, among other things, the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. Unless the context otherwise requires, the terms “LegalZoom.com,” “LegalZoom,” “the Company,” “we,” “us,” “our” and similar references refer to LegalZoom.com, Inc. and, where appropriate, its subsidiaries. With the exception of disclosures that refer to our consolidated financial information (including our financial summaries), as well as disclosures that refer to average order value, average revenue per subscription unit, numbers of subscription units, total transaction orders, and numbers of businesses formed per year (which disclosures are all made by reference to our consolidated global operations), all disclosures relating to our business and which are presented in this prospectus are made by reference solely to our U.S. operations.

Our Mission

Our mission is to democratize law. We believe every business deserves the full protection of the legal system and a simple way to stay compliant with it. Our platform helps new businesses form. Once a small business is formed, we offer subscription services to protect the business, its ideas, and the families that create them. LegalZoom empowers small business owners to apply their energy and passion to their businesses instead of the legal and regulatory complexity required to operate them.

Our Business

LegalZoom is a leading online platform for legal and compliance solutions in the United States. In 2020, 10% of new limited liability companies, or LLCs, and 5% of new corporations in the United States were formed via LegalZoom. Our unique position at business inception allows us to become a trusted business advisor, supporting the evolving needs of a new business across its lifecycle. Along with formation, LegalZoom offerings include ongoing compliance and tax advice and filings, trademark filings, and estate plans. Additionally, we have unique insights into our customers and leverage our product as a channel to introduce small businesses to leading brands in our partner ecosystem, solving even more of their business needs. We operate across all 50 states and over 3,000 counties in the United States, and have more than 20 years of experience navigating complex regulation and simplifying the legal and compliance process for our customers.

The U.S. legal and regulatory landscape is broad and varied, complex, opaque, and constantly evolving, in particular with respect to the following:

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Multiple third-party interactions. The simple act of forming an LLC or incorporating a corporation may require specific federal, state, county and city interactions, each with their own idiosyncrasies.

•	Compliance requirements are complex. At formation, basic compliance requirements are not anticipated or understood. More advanced requirements are dictated by industry, geography, and employer type.

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Regulations change constantly. The myriad of regulatory bodies and potential compliance requirements are daunting on their own, and this dynamic is amplified by the fact that they are constantly changing and evolving.

Many small businesses operate without forming a legal entity, unintentionally introducing financial risk to the owners’ personal assets. The businesses that recognize that risk upfront often struggle to address it. Once they understand the need to be protected, they often do not know what to do, where to turn or how much it will cost to get help. Even when formed properly, small businesses often fail to comply with ongoing compliance requirements, thereby reintroducing personal liability or facing significant financial and operational risk. Furthermore, these difficulties are becoming more acute as the number of U.S. business formations increase, driven by various macroeconomic factors such as the rise of the gig economy and remote work, accentuating the need for a trusted, cost-effective, digital-first and simple legal and compliance solution.

LegalZoom commenced operations in 2000 so more people could access legal help. Initially, we focused on business formation, intellectual property, and estate planning. Over the years, we have expanded our offerings to cover a broader set of legal, compliance, tax and business services for small businesses. In 2020, we helped form 10% of all new LLCs and helped incorporate 5% of all new corporations in the United States. In addition, 28,000 trademark applications were made through LegalZoom in the United States in 2020. At December 31, 2020, we had over 1.0 million subscription units outstanding and were one of the largest registered agent providers for small businesses in the United States. As a result of this success, we have become the leading brand in online legal services, with 70% aided brand awareness as of December 2020 according to a 2020 study hosted by Dynata.

Our platform combines the power of technology and people to demystify and simplify complicated processes, creating user-friendly experiences for our customers. Our proprietary technology enables us to automate many complex legal and compliance processes, allowing us to offer solutions at transparent, flat-fee prices that are at a significant discount to traditional offline alternatives. While the majority of our customers complete these transactions without human assistance, many prefer to have some guidance through the process. The combination of technology and people is at the heart of our unique customer experience. For our customers looking for general help, our customer care and sales organization of over 500 people is available for real-time guidance on how to use our services. For customers preferring credentialed assistance, we embed the option for them to retain attorneys and certified public accountants, or CPAs, from the beginning of the customer journey at affordable and transparent pricing. In addition, our unique and trusted position at business formation gives us unparalleled knowledge of our customers’ needs prior to the business being operational or discoverable by other service providers. We leverage this valuable knowledge and our position as a small business’ first advisor to introduce our customers to the most relevant business solutions within our partner ecosystem to help them run other aspects of their business.

We believe we earn small businesses’ trust and drive significant organic traffic through our free proprietary educational content, which is often our first interaction with a potential customer. From there, our small business customers’ initial purchase is typically a formation product that streamlines the process of starting a business. Alongside and after this initial transaction, our customers generally purchase annual subscription services to solve additional legal, compliance and tax needs, deepening our relationship with our customers. The power of our platform yields highly efficient unit economics: over the past several years for customers in the United States, we have generated a lifetime customer value in excess of customer acquisition costs generally within the first 90 days of establishing a customer relationship. With recurring revenue through subscription services and repurchases from existing customers, we continue to benefit from an increasing customer lifetime value.

As a result of our traction with our customers, we have achieved economies of scale that we expect to continue to leverage as we accelerate the growth of our business. We generated revenue of $408.4 million in 2019 and $470.6 million in 2020, representing a year-over-year increase of 15.2%, and $105.8 million and $134.6 million for the three months ended March 31, 2020 and 2021, respectively, representing a period-over-period increase of 27.3%. We had net income (loss) of $7.4 million, $9.9 million, $(4.9) million and $(9.8) million in 2019, 2020, and the three months ended March 31, 2020 and 2021, respectively. The increase in net income between 2019 and 2020 was driven by higher revenue, which was partially offset by our investments in marketing spend to expand our customer base and build on our digital brand leadership. The increase in net loss between March 31, 2020 and 2021 largely resulted from increased investment in marketing spend, which nearly offset the increase in revenue. Adjusted EBITDA decreased from $97.2 million in 2019 to $88.0 million in 2020 and from $13.4 million in the three months ended March 31, 2020 to $3.6 million in the three months ended March 31, 2021, as we invested further in marketing spend to expand our customer base and build on our digital brand leadership. Cash flows from operating activities increased from $52.7 million in 2019 to $93.0 million in 2020 and increased from $21.9 million in the three months ended March 31, 2020 to $31.4 million in the three months ended March 31, 2021. The increases in cash flows from operating activities between 2019 and 2020 and March 31, 2020 and 2021 were the result of increases in deferred revenue and other changes in operating assets and liabilities. Free cash flow increased from $34.3 million in 2019 to $82.5 million in 2020, primarily as a result of growth in deferred revenue, driven by an increase in subscription units, an increase in accounts payable due to the timing of our payments and lower capital expenditures for the purchase of property and equipment, including capitalization of internal-use software. Free cash flow increased from $19.9 million in the three months ended March 31, 2020 to $28.5 million in the three months ended March 31, 2021, primarily as a result of growth in deferred revenue driven by an increase in the number of transactions and subscription units. For 2019, 2020, and the three months ended March 31, 2020 and 2021, our free cash flow included cash payments for interest of $37.3 million, $27.9 million, $8.3 million and $6.1 million, respectively. Adjusted EBITDA and free cash flow are not financial measures calculated in accordance with GAAP. For further information about Adjusted EBITDA and free cash flow, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

Industry Trends

Millions of people start small businesses every year, an accelerating trend driven by digital enablement and the gig economy.

Small businesses are the engine of the U.S. economy, representing 65% of net new job creation since 2000, according to the Bureau of Labor Statistics. These businesses are often family affairs—according to a 2016 Annual Survey of Entrepreneurs conducted by the U.S. Census Bureau, during 2016, 64% were started with family or personal savings, and 31% were family owned. These entrepreneurs also come from diverse backgrounds: according to a 2018 Annual Business Survey conducted by the U.S. Census Bureau, out of all employer firms in 2017, 20% were women-owned, 18% were minority-owned, 17% were immigrant-owned, and 6% were veteran-owned. Two major factors are driving an acceleration in small business creation: digital enablement and the gig economy. Today, an idea can become a digital business within a few days with the help of small business enablement tools. Further, with the rise of the gig economy and lead-generating platforms, a person can become a business in hours by engaging in independent work such as renting their home, driving their car, or selling their crafts or services on an established marketplace. According to a report published by MBO Partners, there were 38 million independent workers in the United States in 2020.

People start small businesses when economic times are both good and bad. Based on information available from secretaries of state, the number of business formations in the United States have grown for 26 out of the past 30 years on a year over year basis.

Small business owners often do not know that they may face personal liability and tax consequences depending on their business formation decision.

The first step to form a business entity is choosing a business structure at formation. A person is automatically a sole proprietor if they do not register as any other kind of business. As a sole proprietor, a small business owner has unlimited personal liability for their business activities, impacting their families and well-being. According to the U.S. Census Bureau, there were 31.7 million small businesses in the United States in 2017 all of whom could benefit from protection. In spite of the risk and the complexity of the U.S. legal system, 35% of new business owners received no professional guidance in selecting a business formation structure, according to a survey conducted by Magid, a consumer-centered business strategy company, in 2021.

Many small business owners try to figure out legal requirements on their own, and often face regulatory problems for noncompliance. It can be frustrating, time consuming and expensive to navigate multiple layers of legal and compliance requirements.

The U.S. legal and compliance system is often opaque and complex, so it is challenging for people to access legal advice and protection and to stay compliant with regulations and taxes. According to a 2017 National Small Business Association, or NSBA, Small Business Regulations Survey, 44% of small firms in the United States reported spending 40 hours or more each year dealing with new and existing federal regulations, and 30% spend 40 hours or more each year navigating state and local regulations. Overlapping, potentially contradicting, and changing guidelines increase the complexity small businesses face while navigating legal and compliance requirements on their own.

The difficulty in staying current with compliance requirements can also result in high expenses for a small business. According to a 2017 NSBA Small Business Regulations Survey, 10% of small businesses in the United States are fined for regulatory non-compliance, with an average total cost of citations of nearly $31,000 for regulatory non-compliance over a five-year period.

There are structural impediments that make traditional offline attorneys unable to adapt to consumer behaviors and technology advancements.

Traditional offline attorneys face significant challenges in creating a scaled technology platform. Attorneys cannot practice nationally without being licensed and regulated in each individual state, or limiting their practice exclusively to federal law. They also face numerous restrictions on the services they offer, how they advertise, their ability to work or partner with people who are not attorneys, and even receiving credit card payments. In addition, due to regulatory restrictions concerning law firm business models, offline attorneys are prohibited from offering equity to investors that are not law firms or attorneys and cannot offer equity to employees that are not attorneys. This results in a lack of available technical talent for significant investment in technology and innovation.

Online adoption of legal services lags behind other comparable industries.

While service industries like accounting, tax, marketing and payments have rapidly transitioned online, legal offerings largely remain offline. According to IBISWorld, approximately 8% of legal services in the United States were conducted online in 2020, compared to approximately 70% of financial services and, according to Ernst & Young, 30% to 45% of healthcare services. According to the American Bar Association, more than 40% of solo attorneys do not have a website.

Online penetration has lagged in the legal industry due to the incredible complexity of the U.S. legal and regulatory landscape, which makes it difficult for an online platform to gain scale with use cases that are applicable and tailored to each local jurisdiction.

The gap between a small business owner’s legal and compliance needs and available offline solutions is widening.

The COVID-19 pandemic spurred new business formation and also highlighted the impact of policy and enforcement differences across local, regional and state levels. At the same time, the challenges associated with traditional offline “do it yourself” or “find an expert” options are becoming relatively worse as service level expectations increase as a result of small business enablement in other industries.

Technological advances are transforming consumer expectations for professional services. According to McKinsey, digital channels will help companies both meet changing customer needs and expectations and prepare for future industry disruption. The standard for digital convenience and efficiency, already high before the pandemic, has only increased.

Our Market Opportunity

We view our opportunity in terms of a $48.7 billion serviceable addressable market, or SAM, which we believe we address today, and a larger total addressable market, or TAM, which we believe we can address over the long term as we grow small business consumption of legal and compliance solutions. We primarily serve small businesses with up to 50 or fewer employees. In 2017, there were 31.7 million such businesses according to the U.S. Census Bureau. The small business market is dynamic, and we estimate that there are 4.4 million new business formations annually, based on our analysis of secretary of state filings.

Our SAM includes $18.3 billion in services that small businesses use at the time of business formation, $21.5 billion in services that small businesses use later in their lifetime, and $8.8 billion of consumer estate planning services. We categorize our business formation and attach opportunity as total small business spending on business formation, registered agent and government filings, tax planning and bookkeeping/records, and intellectual property protection. We categorize our post-business formation opportunity as contracts, legal forms, and other legal matters and tax preparation. In spite of the benefits of third-party legal and compliance services, there is very little usage today by small businesses of external providers of these services.

We believe that our TAM could grow to be multiples of our SAM over the long term with increased usage of legal and compliance solutions by small businesses. By increasing access, we believe we will grow our market opportunity. Many small businesses are not aware of the various legal and compliance solutions that exist, or are daunted by the complexity and uncertainty of traditional solutions. We believe that we can address the needs of every small business with our simple, transparent, and affordable solution. Beyond our core legal and compliance solutions, our trusted relationship with small businesses gives us further opportunities to increase our TAM by adding adjacent services through third-party partnerships, in categories such as business insurance and financial planning.

Our Customer Journey

Our first interaction with potential customers is often through our free proprietary educational content, through which we earn trust and drive significant organic traffic.

Typically, our small business customers’ initial purchase is a business formation product that streamlines the process of starting a business. We use our technology platform to create a simple, user-friendly workflow that enables our customers to confidently form a business with just a few clicks. For many customers, getting real-time general information about the overall business entity formation process and our related products is an important benefit, so we provide care and sales support real time. As a result, our business formation products have a net promoter score, or NPS, of 51, which is over double that of traditional offline attorneys, who have an NPS of 25, and our NPS for our independent attorney network is 77, which is three times that of traditional offline attorneys, helping us form a trusted relationship with small business owners. Based on this trusted relationship, during 2020 and the three months ended March 31, 2021, over 60% of our small business customers purchased one year of one of our subscription services at the time of their initial formation purchase, and over half of our small business customers purchased at least one third-party solution at time of business formation.

Our compliance solutions are our largest group of subscription services. Compliance regulation and process are often cumbersome to follow and difficult to understand. For example, in most states, small businesses are required to have a registered agent, which generally must be an adult or authorized business that can receive mail or hand-delivered court documents at a physical address during normal business hours. With our registered agent subscription, we serve as our customer’s registered agent: accepting their documents through the mail, digitizing critical business documents, and alerting them of critical business documents or notices. This serves to help them adhere to critical tax and annual report deadlines, among other benefits. In this fashion, our compliance solutions simplify cumbersome processes and free up our customers’ time to focus on their businesses.

Customers can freely access live help from our world class customer care and sales organization, while subscribers to our legal and tax advisory plans may consult with a vetted network of independent attorneys licensed in their jurisdiction to provide legal advice, or an accountant for tax advice. With these assisted subscription services, our customers get the benefit of a credentialed professional that can provide advice at an affordable cost. For example, with our business advisory plan, our customers get fast and ongoing legal support from our independent network of attorneys for less than $40 a month. A significant number of our customers purchase attorney advice subscriptions when starting their business, and we have seen strong traction with our tax advice subscriptions, which include advice from a CPA or enrolled agent, since its launch in late 2020. Of the customers who purchased a LLC, corporation, or non-profit product in the first quarter of 2021, less than 10% scheduled a consultation with a legal plan attorney between the date of purchase and June 14, 2021.

The majority of our customers have not begun operations when they begin their relationship with LegalZoom, giving us a unique position in the business lifecycle. To help our customers operate, we partner with a variety of third-party solutions, such as business license services, bookkeeping services, banking services, productivity tools and business insurance, among others. We provide our customers with seamless introductions to trusted partners, giving them access to the critical services they need to operate and grow their business. In 2020 and the three months ended March 31, 2021, over half of our small business customers purchased at least one third-party solution.

We continue to engage our customers after their initial purchase of transaction products and subscription services. For example, after forming their business entity, our customers can opt to register their company name and/or logo as a trademark or protect their intellectual property with a patent or copyright. Additionally, as forming a company is an important life event, some of our small business customers opt to purchase an estate plan offering when they form their company. Our ongoing customer engagement results in additional purchases. For each year since 2017, an average of 28% of our U.S. customers who purchased a transaction in such year had also purchased a transaction product in a prior year.

Our Value Proposition

Our offerings align with our mission of democratizing law and empowering small business owners to apply their energy and passion to their businesses instead of the legal and regulatory complexity required to operate them. We achieve this mission because our platform has:

Simplicity: Streamlined approach to legal and compliance. LegalZoom simplifies complicated legal and compliance processes, creating user-friendly experiences for customers. We offer extensive legal, compliance and tax information that anyone can freely access. Once customers decide to purchase a product, our platform removes the friction associated with filing documents with local, state, and federal regulators through an intuitive user-friendly questionnaire that guides customers through the process. Additionally, our products are reflective of our customers’ evolving behaviors: almost half of our traffic is through mobile devices, and we have built a simple mobile responsive experience.

Affordability: Accessible with fixed pricing. We believe our platform is significantly more efficient when compared to traditional offline legal services, allowing us to offer solutions at transparent, flat-fee prices. Our business formation product starts at a flat fee of $79, excluding state-imposed filing fees. We achieve this significant cost saving by automating aspects of the legal document production process and by utilizing customer care and fulfillment specialists to provide generalized help and only involve our independent attorney network and CPAs at the customer’s request and where legally required.

Trust: Confidence in quality. Through over 20 years of delivering high-quality solutions, LegalZoom has built a brand associated with ease of use, transparency, and trusted quality. When small businesses come to LegalZoom to form their business and stay protected, they know they are receiving consistently high-quality, comprehensive services that will meet their needs. This trust is reflected in our NPS for our business formation products, which is over double the score of traditional offline attorneys, and our NPS for our independent attorney network, which is three times that of traditional offline attorneys. These product features are supplemented by our customer care and sales organization, with over 500 team members that are able to answer customers’ general process questions in real time.

Expertise: Credentialed professional-assisted solutions. In instances where customers choose to engage a credentialed professional, our platform connects customers with independent attorneys in our network or in-house accountants. Our network of over 1,300 independent attorneys and 69 in-house tax advisors provides our users with access to legal and compliance support when they need it. Since 2011, our independent network of attorneys has provided over 611,000 individual consultations to small businesses and families.

Breadth: Comprehensive product and partner ecosystem. We have built a comprehensive product ecosystem that protects businesses, ideas and the families that create them. Our educational content and business formation products arm entrepreneurs at the start of their journeys, and our IP, compliance, attorney, and tax advisory subscriptions help small business owners as they run their businesses by protecting their ideas and ensuring they stay compliant. We supplement our products and services with a curated network of partnerships that customers can access through our platform, enabling our customers to discover additional services to run their businesses. We also offer a range of services for families including estate planning services, divorce, name change, residential leases, deed transfers and attorney subscription services.

Our Competitive Strengths

Leading legal platform. We provide a leading online legal platform that helps small businesses form, protect their ideas, stay compliant and run their businesses. We helped form 378,000 businesses in 2020 and helped create 250,000 estate plan documents in 2020. In 2020, approximately 10% of new LLCs and 5% of new corporations were formed through LegalZoom. In addition, 28,000 trademark applications were made through LegalZoom in the United States in 2020. At December 31, 2020, we had over 1.0 million subscription units outstanding and were one of the largest registered agent providers for small businesses in the United States. We have invested significantly to create a highly recognizable legal brand, online and offline, with aided brand awareness of 70% and unaided brand awareness of 25% as of December 2020, more than eight times our nearest online competitor.

Proven ability to operate in a highly regulated market. We have spent more than 20 years building a systematic understanding of many aspects of the U.S. legal system, across 50 states and over 3,000 counties. There is a wide variety of individual statutes and requirements across the United States, making it difficult for small businesses and consumers to fulfill their legal obligations. We have filed millions of documents on behalf of our customers with various county and state agencies in the United States. Since we are a large filer of business formation and other documents with these agencies, our fulfillment teams have direct relationships with many of them and interact with many of these agencies every business day. Our compliance platform allows our customers to stay focused on running their businesses, while we help them manage the ever changing regulations and filing deadlines. Our compliance database tracks rules and deadlines across multiple jurisdictions and our platform provides notifications of rule changes and deadlines to our customers. In 2020, we sent approximately seven million notifications to our customers.

Attorney integration. Most people prefer the comfort of knowing an attorney is available to help them with their legal needs, even if on an as-needed basis. However, most other online providers are either positioned purely as self-help with no access to attorney advice, or for those who do provide access, it is often a service connecting customers to attorneys with limited integration of the network to ensure consistent service quality. Offering attorney advice nationally through a legal plan, as we do, requires significant initial and ongoing investment, including: sourcing law firms and attorneys licensed in each state; ensuring such plans are acceptable to state regulatory agencies with varying rules; and keeping up with the administration of the plan. It took LegalZoom seven years from service inception to offer 50-state coverage through our network of independent attorneys.

Unique position within small business lifecycle. Given our unique position at business inception, we are typically the first business advisor a small business interacts with. In 2020, approximately two-thirds of the small businesses that formed through LegalZoom had not even begun operations when they first engaged with us. Before a small business has employees, an address or a website, they have LegalZoom. By delivering quality business formation solutions, we are able to establish trust with small businesses, who then frequently trust us with other critical needs as well. We have leveraged this trust to extend our legal and compliance product portfolio over time, through both first-party solutions such as tax, given that, based on customer surveys, we estimate that approximately 70% of small business owners that sought a tax accountant did not have one at the time of their entity formation, as well as our partner ecosystem, where we recommend third-party partners to our customers.

Authority in educational legal and compliance content for small businesses. Our content library serves as a funnel for new customers. Our customers often interact with our educational content before making a purchase. We have grown our content library to thousands of educational articles across our services and established ourselves as a trusted source of expertise before a potential customer even begins seeking access to legal and compliance care.

Our technology platform. We have invested significantly since our inception in building proprietary technology that drives quality and efficiency on our platform. We use software to simplify the many archaic and last mile processes that are involved in processing formations at the state level. We deploy machine learning and natural language processing to power our registered agent offering. We consistently improve our technology platform, resulting in improved document generation, increased automation, and increased use of the cloud to enable digital collaboration. In addition, we have developed a highly accurate database of millions of business entities we have helped form. Over time, we have collected over 1.5 billion answers as part of the user-friendly questionnaires our customers complete as part of their experience with our products. We are able to leverage this data, in accordance with relevant privacy laws and our data stewardship principles, to understand new products that may be relevant to our customers and optimize our operations. We also use APIs to seamlessly integrate our formation products within third-party applications, further extending our platform reach.

Attractive business model. Our financial performance is a result of attracting new customers and delivering more value over time for customers as they stay on our platform. Our unique position at business formation allows us to grow our relationships with our small business customers as their businesses evolve. We have expanded our solutions to meet more of these needs, and have seen consistent lifetime value improvement over time. Given our efficient customer acquisition dynamics, we are able to profitably acquire new customers as we pursue our massive market opportunity. We have built a profitable and cash flow generative business, given this customer acquisition efficiency, economies of scale and favorable working capital dynamics.

Our Growth Strategy

We are in the early days of penetrating and growing the online market for small business legal and compliance services. We expect to continue to grow our customer base, retain and expand our customer relationships, and increase our market opportunity with the following strategies.

Grow our customer base. We continue to grow the top of our funnel and improve our customer experience in order to grow our customer base. To accelerate growth, we intend to:

•

Increase LegalZoom brand awareness. We intend to continue to invest in our brand to increase awareness of the protection that legal and compliance services offer small businesses, and the ease and affordability of our platform.

•

Improve conversion. We have millions of visitors to our website each month and a large opportunity to increase conversion of prospects into customers. We have invested in improving ease of use and optimizing the checkout flow to drive better conversion upon the first interaction with potential customers.

•

Attract new customers through partner integration. We partner with leading players that can help our small business customers and improve our ecosystem. Through our APIs, our partners can offer our solutions within their experience, providing us with a highly efficient customer acquisition channel. We will continue to seek partner integrations to increase awareness of our brand and to grow our customer base.

Retain and expand our customer relationships following formation. As we innovate for small businesses, we aim to become their trusted partner for life. In order to do this, we intend to:

•

Launch adjacent services. Our strategy is to meaningfully expand our product line in the medium term to offer a solution for the majority of small business legal and compliance needs. We have collected a vast amount of data in the past 20+ years to both improve our own solutions as well as identify additional areas where we can launch new products for our customers throughout their lifetime. For example, in 2020, we introduced a tax advisory product. We plan on continuing to invest in a broader array of services to capture this opportunity.

•

Partner to offer our customers broader ecosystem solutions. We plan to offer additional access to third-party solutions to further support small business needs in areas such as banking, payments, payroll, accounting, and website hosting. In 2020, two-thirds of our new customers had not yet started their businesses when they first engaged with us. We believe that by working with our partners, we can increase our customer engagement and retention.

•

Increase customer lifetime value. We plan to continue to improve the lifetime value of our customers, particularly by increasing retention of our small business subscribers. We plan to maintain engagement post-purchase with additional investments in existing solutions, add new solutions to serve additional needs, and improve lifecycle marketing to increase retention rates. Through these initiatives, we plan to better monetize our existing customers by allowing them to realize continued value on our platform over time.

Increase our market opportunity by introducing a new tier of higher-priced, higher-value products. We have a large opportunity to serve customer demand by offering assistance with their legal and compliance needs.

•

Broaden customer top of funnel. We aim to reduce peoples’ uncertainty and doubt about forming a business on their own, as well as to expand our opportunity to serve people who would not consider a “do it yourself” solution. We expect to continue to broaden the top of the funnel consideration for LegalZoom by highlighting our attorney integration. We believe the “assisted” market is multiples larger than the “do it yourself” market that we have historically served, because expertise increases customer confidence.

•

Increase adoption of assisted offerings. We plan to provide more value to our customers from existing product lines by adding a tier of Attorney Assist solutions. In June 2020, our “Attorney Assist” product for trademarks became widely available, and we have seen higher average order value, or AOV, and more orders, over time, as customers value the ability to work directly with attorneys. Solutions that incorporate an attorney have higher completion rates. We plan to continue to expand our credentialed professional-assisted offerings to complement our technology-enabled solutions.

Summary of Risk Factors

Our business is subject to numerous risks and uncertainties, as discussed more fully in the section titled “Risk Factors” immediately following the prospectus summary. You should carefully consider these risks before making an investment in our common stock. Some of these risks include:

•	Our recent growth may not be indicative of our future growth and, if we continue to grow, we may not be able to manage our growth effectively.

•	If we are unable to sustain our revenue growth rate, we may not maintain profitability in the future.

•	Our future quarterly results of operations may fluctuate significantly due to a wide range of factors, which makes our future results difficult to predict.

•	We have a history of net losses, we anticipate increasing expenses in the future, and we may not be able to maintain profitability.

•	If we fail to provide high-quality services, customer care and customer experience and add new services that meet our customers’ expectations, we may not be able to attract and retain customers.

•	If we do not continue to innovate and provide a platform that is useful to our customers, we may not remain competitive, and our results of operations could suffer.

•	Our business depends on business formations.

•	Our subscription services are highly dependent upon our transaction products.

•	Our business depends substantially on our subscribers renewing their subscriptions with us and expanding their use of our platform.

•	Our business depends on our ability to drive additional purchases and cross-sell to paying customers.

•	The legal solutions market is highly competitive.

•

We depend on top talent, including our senior management team, to grow and operate our business, and if we are unable to hire, retain and motivate our employees, we may not be able to grow effectively, which may adversely affect our business and future prospects.

•

Our business and success depend in part on our strategic relationships with third parties, including our partner ecosystem, and our business would be harmed if we fail to maintain or expand these relationships.

•

Our business and services subject us to complex and evolving U.S. and foreign laws and regulations regarding the unauthorized practice of law, legal document processing, legal plans, and other related matters.

•

We have identified material weaknesses in our internal control over financial reporting and, if we fail to remediate these material weaknesses, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence and the price of our common stock.

Corporate Information

We were initially formed as a California corporation in July 1999, we commenced operations in 2000 and we converted to a Delaware corporation in February 2007. Our principal executive offices are located at 101 North Brand Boulevard, 11th Floor, Glendale, California 91203, and our telephone number at this address is (323) 962-8600. Our corporate website is www.legalzoom.com. Information contained on, or that can be accessed through, our websites shall not be deemed incorporated into and is not a part of this prospectus or the registration statement of which it forms a part. We have included our website in this prospectus solely as an inactive textual reference.

LegalZoom, the LegalZoom.com logo and other LegalZoom-formative marks are trademarks of LegalZoom.com, Inc. in the United States or other countries. This prospectus also includes other trademarks of LegalZoom.com, Inc. and trademarks of other persons, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but that does not mean that we will not assert, to the full extent permitted by law, our rights to any such trademarks owned by us.

Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We may take advantage of certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm under Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and any golden parachute payments. We may take advantage of these exemptions for up to five years or until we are no longer an emerging growth company, whichever is earlier. We will cease to be an emerging growth company prior to the end of such five-year period if certain earlier events occur, including if we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, our annual gross revenues exceed $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock. In addition, the JOBS Act provides that an “emerging growth company” can delay adopting new or revised accounting standards until those standards apply to private companies. We have elected to use the extended transition period under the JOBS Act. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

The Offering

Common stock offered by us	19,121,000 shares

Common stock offered in the concurrent private placement	Entities affiliated with TCV, an existing stockholder, have agreed, subject to certain conditions, to purchase a number of shares of common stock with an aggregate purchase price of approximately $90.0 million, at a price per share equal to the initial public offering price. Based upon the initial public offering price of $28.00 per share, this will be 3,214,285 shares of common stock. Sales of these shares to entities affiliated with TCV will not be registered in this offering. In addition, TCV has agreed to a 180-day lock-up agreement pursuant to which the common stock purchased in the concurrent private placement will be locked up for a period of 180 days, subject to early termination as described in the section titled “Underwriting.” We refer to the concurrent private placement of these shares of common stock as the concurrent private placement. The underwriters acted as placement agents in connection with the concurrent private placement and will receive a placement agent fee equal to 5.5% of the total purchase price of the private placement shares.

Option to purchase additional shares of common stock	We have granted the underwriters an option to purchase up to an aggregate of 2,868,150 shares from us.

Total common stock to be outstanding after this initial public offering and the concurrent private placement	193,796,831 shares (196,664,981 shares if the underwriters exercise their option to purchase additional shares from us in full).

Use of proceeds	We estimate that the net proceeds from this offering and the concurrent private placement will be approximately $586.0 million (or approximately $661.9 million if the underwriters exercise in full their option to purchase up to 2,868,150 additional shares of common stock from us), based on the initial public offering price of $28.00 per share, after deducting underwriting discounts and commissions, estimated offering expenses payable by us and the placement agent fee for the concurrent private placement.

The principal purposes of this offering and the concurrent private placement are to increase our capitalization and financial flexibility, create a public market for our common stock and facilitate our future access to the public capital markets. We currently intend to use the net proceeds to us from this offering and the concurrent private placement primarily (1) to repay in full $523.0 million of outstanding indebtedness under our 2018 Credit Agreement, and (2) for general corporate purposes, including working capital, operating expenses and capital expenditures. We may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, businesses, products, services or other assets that complement our business or operations, although we have no present commitments or agreements to enter into any acquisitions or investments. See the section titled “Use of Proceeds” for more information.

Indications of Interest

The cornerstone investors have indicated an interest in purchasing up to an aggregate of up $75.0 million each (up to $150.0 million in the aggregate) of the shares of common stock offered in this offering at the initial public offering price. Because this indication of interest is not a binding agreement or commitment to purchase, the cornerstone investors may decide to purchase more, less or no shares of our common stock in this offering, or the underwriters may decide to sell more, less or no shares of our common stock in this offering to the cornerstone investors. The underwriters will receive the same discount from any shares of common stock sold to the cornerstone investors as they will from any other shares of common stock sold to the public in this offering.

Risk factors	You should read the section titled “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Nasdaq trading symbol	“LZ”

The total number of shares of common stock to be outstanding after this offering and the concurrent private placement is based on 171,461,546 shares of common stock outstanding as of March 31, 2021, and excludes:

•

14,952,784 shares of common stock issuable upon the exercise of outstanding options as of March 31, 2021, granted pursuant to our 2016 Stock Incentive Plan, or 2016 Plan, at a weighted-average exercise price of $8.93 per share;

•	3,308,780 shares of common stock issuable upon the settlement of restricted stock units, or RSUs, outstanding as of March 31, 2021, granted pursuant to our 2016 Plan;

•	504,487 shares of common stock issuable upon the settlement of RSUs granted subsequent to March 31, 2021;

•

388,389 shares of common stock issuable upon the settlement of RSUs and options to purchase 970,970 shares of our common stock based on the initial public offering price of $28.00 per share, granted to certain of our executive officers pursuant to the 2016 Plan, which RSUs and options were contingent upon the effectiveness of this offering;

•

up to 18,946,871 shares of our common stock reserved for future issuance under our 2021 Equity Incentive Plan, or 2021 Plan, which became effective immediately prior to the execution of the underwriting agreement related to this offering, as well as any future automatic annual increases in the number of shares of common stock reserved for issuance under our 2021 Plan; and

•

3,552,538 shares of our common stock reserved for future issuance under our 2021 Employee Stock Purchase Plan, or ESPP, which became effective immediately prior to the execution of the underwriting agreement related to this offering, as well as any future automatic annual increases in the number of shares of common stock reserved for issuance under our ESPP.

Unless otherwise stated, information in this prospectus (except for the historical financial statements) assumes:

•

the filing and effectiveness of our amended and restated certificate of incorporation immediately after the completion of this offering and the adoption of our amended and restated bylaws immediately prior to the completion of this offering;

•

the automatic conversion of all 23,081,080 shares of our outstanding redeemable convertible preferred stock as of March 31, 2021 into an aggregate of 46,162,160 shares of our common stock upon the completion of this offering;

•	no exercise or cancellation of outstanding options and no settlement or cancellation of RSUs subsequent to March 31, 2021;

•

the issuance and sale by us in the concurrent private placement of a number of shares of common stock with an aggregate purchase price of approximately $90.0 million, at a price per share equal to the initial public offering price to entities affiliated with TCV. Based upon the initial public offering price of $28.00 per share, this will be 3,214,285 shares of common stock; and

•	no exercise by the underwriters of their option to purchase up to an additional 2,868,150 shares of common stock from us.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables summarize our historical consolidated financial and other data. You should read this summary consolidated financial and other data in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. The summary consolidated statements of operations data for the years ended December 31, 2019 and 2020 have been derived from our consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of operations data for the three months ended March 31, 2020 and 2021 and the summary consolidated balance sheet data as of March 31, 2021 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements, and in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to fairly state our financial position and results of operations. The summary consolidated financial and other data in this section are not intended to replace our annual and interim consolidated financial statements and the related notes and are qualified in their entirety by our annual and interim consolidated financial statements and the related notes included elsewhere in this prospectus.

Our historical results are not necessarily indicative of the results that may be expected in the future.

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
	(in thousands, except per share data)
Revenue(1)	$408,380	$470,636	$105,795	$134,632
Cost of revenue(2)(3)	136,915	154,563	35,112	43,960

Gross profit	271,465	316,073	70,683	90,672
Operating expenses:
Sales and marketing(2)(3)	115,913	171,390	43,481	71,361
Technology and development(2)(3)	37,204	41,863	10,543	10,499
General and administrative(2)(3)	57,762	51,017	12,661	13,165
Impairment of goodwill, long-lived and other assets	14,321	1,105	555	—
Loss on sale of business	—	1,764	—	—

Total operating expenses	225,200	267,139	67,240	95,025

Income (loss) from operations	46,265	48,934	3,443	(4,353)
Interest expense, net	(38,559)	(35,504)	(9,270)	(8,654)
Other income (expense), net	2,577	3,713	(1,106)	248
Impairment of available-for-sale debt securities	—	(4,818)	—	—

Income (loss) before income taxes and income from equity method investment	10,283	12,325	(6,933)	(12,759)
Provision for (benefit from) income taxes	3,161	2,429	(2,055)	(2,936)

Income (loss) before income from equity method investment	7,122	9,896	(4,878)	(9,823)
Income from equity method investment	321	—	—	—

Net income (loss)	$7,443	$9,896	$(4,878)	$(9,823)

Net income (loss) attributable to common stockholders—basic	$5,422	$7,223	$(4,878)	$(9,823)
Net income (loss) attributable to common stockholders—diluted	$5,476	$7,262	$(4,878)	$(9,823)

Net income (loss) per share attributable to common stockholders—basic	$0.04	$0.06	$(0.04)	$(0.08)
Net income (loss) per share attributable to common stockholders—diluted	$0.04	$0.06	$(0.04)	$(0.08)

Weighted-average shares used to compute net income (loss) per share attributable to common stockholders—basic(4):	123,826	124,709	124,411	125,065
Weighted-average shares used to compute net income (loss) per share attributable to common stockholders—diluted:	128,546	127,259	124,411	125,065

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
	(in thousands, except per share data)
Pro forma net loss per share—basic and diluted (unaudited)(5)		$(0.09)		$(0.10)

Pro forma weighted average shares to compute pro forma net loss per share—basic and diluted (unaudited)(5)		194,069		194,580

Consolidated Statements of Cash Flows Data:
Net cash provided by operating activities	$52,695	$93,049	$21,889	$31,415
Net cash used in investing activities	(20,717)	(12,727)	(1,988)	(2,911)
Net cash (used in) provided by financing activities	(12,852)	(15,089)	36,589	(1,834)

(1)	Comprises transaction, subscription and partner revenue as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
	(in thousands)
Transaction	$168,305	$212,114	$45,586	$61,388
Subscription	206,447	229,840	54,235	65,493
Partner	33,628	28,682	5,974	7,751

Total revenue	$408,380	$470,636	$105,795	$134,632

See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Components of our Results of Operations” for a description of our sources of revenue.

(2)	Includes stock-based compensation expense as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
	(in thousands)
Cost of revenue	$205	$177	$37	$59
Sales and marketing	1,020	1,122	643	207
Technology and development	1,314	2,703	950	526
General and administrative	4,170	9,719	2,697	3,150

Total stock-based compensation expense	$6,709	$13,721	$4,327	$3,942

(3)	Includes depreciation and amortization expense for our property and equipment, including capitalized internal-use software, and intangible assets as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
	(in thousands)
Cost of revenue	$6,773	$8,324	$1,958	$1,678
Sales and marketing	6,469	6,913	1,849	1,475
Technology and development	1,055	2,800	650	587
General and administrative	2,093	2,060	463	426

Total depreciation and amortization expense	$16,390	$20,097	$4,920	$4,166

(4)

See Note 2 and Note 3 to our annual consolidated financial statements and Note 9 to our interim condensed consolidated financial statements included elsewhere in this prospectus for an explanation of the methods used to compute basic and diluted net income per share attributable to common stockholders and the weighted-average number of shares used in the computation of the per share amounts.

(5)

The pro forma net loss per share (unaudited) and the pro forma weighted-average shares used to compute pro forma net loss per share (unaudited) for the year ended December 31, 2020 and three months ended March 31, 2021 give effect to: (1) the automatic conversion of all 23,081,080 outstanding shares of redeemable convertible preferred stock into an aggregate 46,162,160 shares of common stock as if the conversion occurred on January 1, 2020; (2) the sale of such number of shares of common stock at the initial public offering price of $28.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, as would be necessary for the repayment in full of $523.0 million of outstanding indebtedness under the 2018 Term Loan after the completion of this offering; (3) the reversal of interest expense and amortization of debt issuance costs, net of the recognition of a loss on debt extinguishment of $13.7 million and $5.0 million for the year ended December 31, 2020 and the three months ended March 31, 2021, respectively, relating to such debt repaid as if the repayment and associated debt extinguishment occurred on January 1, 2020, net of the estimated income tax effect using a blended statutory income tax rate of 26.0% and 24.9% for the year ended December 31, 2020 and the three months ended March 31, 2021, respectively; (4) additional stock-based compensation expense of approximately $0.8 million and $1.1 million for the year ended December 31, 2020 and the three months ended March 31, 2021, respectively, net of estimated income tax effect using a blended statutory income tax rate of 26.0% and 24.9% for the year ended December 31, 2020 and the three months ended March 31, 2021, respectively, associated with certain RSUs for which the performance condition is satisfied upon the completion of this offering, assuming the offering occurred on January 1, 2020; and (5) additional stock-based compensation expense of approximately $39.3 million and $13.3 million, respectively, net of estimated income tax effect using a blended statutory income tax rate of 26.0% and 24.9%, respectively, associated with options and RSUs for executive officers and employees for retention purposes that we modified in connection with this offering, assuming the offering occurred on January 1, 2020 and the modification of the options and RSUs had occurred on January 1, 2020 or the date of grant, if later, based on the fair value of the awards as of the modification date. The pro forma weighted-average shares used to compute pro forma net loss per share (unaudited) also gives effect to (1) the weighted-average shares related to certain RSUs containing performance and service conditions, as if the performance condition was satisfied as of January 1, 2020, or the date of issuance, if later, and (2) the concurrent private placement assuming the concurrent private placement occurred as of January 1, 2020.

Unaudited Pro Forma Net Loss Per Share

The following table sets forth the computation of our unaudited pro forma basic and diluted net income per share of common stock:

	Year Ended December 31, 2020	Three Months Ended March 31, 2021
	(in thousands, except per share data)
Numerator:
Net income (loss)	$9,896	$(9,823)
Add: Pro forma adjustment to reverse interest expense and amortization of debt issuance costs, net of loss on the extinguishment of debt, net of taxes of $4,820 and $1,653, respectively	13,747	4,985
Less: Pro forma adjustment to record stock-based compensation expense for RSUs for which the performance condition is satisfied upon this offering, net of taxes of $284 and $373, respectively	(809)	(1,126)
Less: Pro forma adjustments to record stock-based compensation expense for options and RSUs we modified in connection with this offering, net of taxes of $8,436 and $3,856, respectively	(39,341)	(13,305)

Pro forma net loss—basic and diluted	$(16,507)	$(19,269)

Denominator:
Weighted-average common stock outstanding—basic	124,709	125,065
Add: Pro forma adjustment to reflect assumed conversion of redeemable convertible preferred stock	46,162	46,162
Add: Pro forma adjustment to reflect sale of common stock from concurrent private placement	3,214	3,214
Add: Pro forma adjustment for the number of shares necessary for the repayment of $523,000 of our 2018 Term Loan	19,962	19,962
Add: Pro forma adjustment to reflect RSUs that satisfied the performance and service vesting conditions upon this offering	22	177

Weighted-average shares used in computing basic and diluted pro forma net loss per share	194,069	194,580

Pro forma net loss per share—basic and diluted:	$(0.09)	$(0.10)

	As of March 31, 2021
	Actual	Pro Forma(2)	Pro Forma as Adjusted(3)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$141,175	$166,175	$229,212
Working (deficit) capital(1)	(76,510)	(51,510)	15,850
Restricted cash equivalent	25,000	—	—
Property and equipment, net	50,361	50,361	50,361
Total assets	284,809	284,809	346,550
Long-term debt, net of current portion	511,594	511,594	—
Total liabilities	767,523	767,523	251,606
Redeemable convertible preferred stock	70,906	—	—
Total stockholders’ (deficit) equity	(553,620)	(482,714)	94,944

(1)

Working (deficit) capital is defined as current assets less current liabilities. See our consolidated financial statements and the accompanying notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

(2)

The pro forma consolidated balance sheet data gives effect to (1) the automatic conversion of all 23,081,080 outstanding shares of redeemable convertible preferred stock into an aggregate 46,162,160 shares of common stock and the related reclassification of the carrying value of the redeemable convertible preferred stock to stockholders’ (deficit) equity upon the completion of this offering, (2) additional stock-based compensation expense of approximately $2.6 million associated with certain RSUs for which the performance condition is satisfied upon the completion of this offering, assuming the offering occurred on March 31, 2021, recorded as an increase to additional paid-in capital and accumulated deficit, (3) additional stock-based compensation expense of approximately $15.8 million associated with options and RSUs for certain executive officers and employees that for retention purposes we modified in connection with this offering, assuming the offering and the modification of the options and RSUs occurred on March 31, 2021, based on the fair value of the awards as of the modification date, and (4) the lapse of the restriction on $25.0 million of our restricted cash equivalent in June 2021 upon the release of collateral related to a personal loan by a former executive prior to the completion of this offering. See the section titled “Certain Relationships and Related Persons Transactions—John Suh Line of Credit.” The pro forma balance sheet does not give effect to payroll tax expenses and other withholding obligations payable by us or the number of shares issuable upon the settlement of RSUs that have satisfied the performance and service-based conditions as of this offering, net of the number of shares to be withheld to satisfy the employees tax obligation upon the settlement of RSUs. We are unable to quantify these obligations as of March 31, 2021 and will remain unable to quantify them until the RSUs are settled, as the withholding obligations and the number of shares withheld will be based on the value of the shares on the settlement date.

(3)

The pro forma as adjusted consolidated balance sheet data gives effect to (1) the pro forma adjustments described in footnote (2) above, (2) the sale of shares of common stock in this offering and the concurrent private placement by us at the initial public offering price of $28.00 per share, after deducting underwriting discounts and commissions, estimated offering expenses payable by us and the placement agent fee for the concurrent private placement, and (3) the repayment of $523.0 million of outstanding indebtedness under the 2018 Term Loan after the completion of this offering and the recognition of a loss on debt extinguishment of $8.3 million recorded in accumulated deficit associated with the write-off of unamortized debt issuance costs assuming the repayment and debt extinguishment occurred on March 31, 2021.

Key Business Metrics and Non-GAAP Financial Measures

We regularly monitor a number of financial and operating metrics, including the following key business metrics, in order to evaluate the growth of our business, measure the effectiveness of our marketing efforts, identify trends, formulate financial forecasts and make strategic decisions. For a further description of how we use these financial and operating metrics, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics.” In addition, we use the non-GAAP financial measures of Adjusted EBITDA, Adjusted EBITDA margin and free cash flow, discussed below, to understand and evaluate our core operating performance. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for explanations of how we calculate these measures, the issues inherent in their use, why we consider them important for analyzing our business and for reconciliations to their most directly comparable GAAP financial measures.

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
	(dollars in thousands, except average values)
Revenue	$408,380	$470,636	$105,795	$134,632
Number of business formations(1)	292	378	81	122
Number of transactions(2)	691	892	210	276
Average order value(3)	$230	$236	$210	$223
Number of subscription units at period end(4)	921	1,085	936	1,146
Average revenue per subscription(5)	$221	$223	$226	$226
Net income (loss)	$7,443	$9,896	$(4,878)	$(9,823)
Net income (loss) margin(6)	1.8%	2.1%	(4.6)%	(7.3)%
Adjusted EBITDA(7)(9)	$97,157	$87,975	$13,354	$3,599
Adjusted EBITDA margin(7)(9)	23.8%	18.7%	12.6%	2.7%
Net cash provided by operating activities	$52,695	$93,049	$21,889	$31,415
Free cash flow(8)(9)	$34,346	$82,462	$19,901	$28,504

(1)	We define the number of business formations in a given period as the number of global LLC, incorporation, not-for-profit and other formation orders placed on our platform in such period.
(2)

We define the number of transactions in a given period as gross transaction order volume, prior to refunds, on our platform during such period, excluding transactions from our subsidiary, Beaumont ABS Limited, which was divested in April 2020. Refunds, or partial refunds, may be issued under certain circumstances pursuant to the terms of our customer satisfaction guarantee.

(3)

We define average order value for a given period as total transaction revenue divided by total number of transactions in such period, excluding revenue and related transactions from our subsidiary, Beaumont ABS Limited, which was divested in April 2020.

(4)

We define the number of subscription units in a given period as the paid subscriptions that remain active at the end of such period, including those that are not yet 60 days past their subscription order dates, excluding subscriptions from our employer group legal plan and small business concierge subscription service, which we ceased acquiring new subscribers in October 2020. Refunds, or partial refunds, may be issued under certain circumstances pursuant to the terms of our customer satisfaction guarantee.

(5)

We define average revenue per subscription unit, or ARPU, as of a given date as subscription revenue for the 12-month period ended on such date, or LTM, divided by the average number of subscription units at the beginning and end of the LTM period, excluding revenue and subscription units from our employer group legal plan and small business concierge subscription services, which we ceased acquiring new subscribers in October 2020.

(6)	We define net income (loss) margin as net income (loss) as a percentage of revenue.
(7)

We define Adjusted EBITDA as net income adjusted to exclude interest expense, net, provision for income taxes, depreciation and amortization, other income, net, stock-based compensation, losses from impairments of goodwill, long-lived and other assets, impairments of available-for-sale debt securities, acquisition related expenses, restructuring expenses, legal reserves and settlements, and certain other non-recurring expenses. We define Adjusted EBITDA margin as Adjusted EBITDA as a percentage of revenue.

(8)

We define free cash flow as cash generated by operations after purchases of property and equipment including capitalized internal-use software. For 2019, 2020 and the three months ended March 31, 2020 and 2021, we also made interest payments of $37.3 million, $27.9 million, $8.3 million and $6.1 million on our 2018 Term Loan, respectively.

(9)

Adjusted EBITDA, Adjusted EBITDA margin and free cash flow are not financial measures calculated in accordance with GAAP. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for explanations of how we calculate these measures, the issues inherent in their use, why we consider them important for analyzing our business and for reconciliations to their most directly comparable GAAP financial measures.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus, before deciding whether to invest in our common stock. If any of the following risks occur, our business, results of operations, financial condition and future prospects could be harmed. In that event, the price of our common stock could decline, and you could lose part or all of your investment.

Risks Relating to Our Business and Industry

Our recent growth may not be indicative of our future growth and, if we continue to grow, we may not be able to manage our growth effectively.

We have experienced, and continue to experience, growth in operations and headcount, which has placed, and will continue to place, significant demands on our management team and our administrative, operational and financial infrastructure. In particular, the number of transactions processed grew from 691,000 transactions in 2019 to 892,000 in 2020, and from 210,000 to 276,000 in the three months ended March 31, 2020 and 2021, respectively. Our number of subscription units increased from 921,000 at December 31, 2019 to 1,085,000 at December 31, 2020, and from 936,000 at March 31, 2020 to 1,146,000 at March 31, 2021. We have also significantly increased the size of our customer base over the last several years. We anticipate that we will continue to expand our operations and headcount in the near term. Our success will depend in part on our ability to manage this growth effectively. To manage the expected growth of our operations and personnel, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. As we continue to grow, we must effectively integrate, develop and motivate a large number of new employees, and maintain the beneficial aspects of our corporate culture. To attract top talent, we have had to offer, and believe we will need to continue to offer, highly competitive compensation packages before we can validate the productivity of those employees. Failure to effectively manage our growth could result in difficulty or delays in providing services to customers, declines in service quality or customer satisfaction, increases in costs, difficulties in introducing new features or other operational difficulties. Any of these difficulties could adversely impact our brand and reputation, business, results of operations, financial condition or future prospects.

Our growth also makes it difficult to evaluate future prospects. Our ability to forecast our future operating results is subject to a number of uncertainties, including our ability to plan for and model future growth. If our assumptions regarding these uncertainties, which we use to plan our business, are incorrect or change in reaction to changes in our markets, or if we do not address these uncertainties successfully, our results of operations and financial condition could differ materially from our expectations, our business could suffer and the trading price of our stock may decline.

If we are unable to sustain our revenue growth rate, we may not maintain profitability in the future.

From 2019 to 2020, our revenue grew from $408.4 million to $470.6 million, which represents an annual growth rate of 15.2%, and from $105.8 million to $134.6 million in the three months ended March 31, 2020 and 2021, respectively, which represents a growth rate of 27.3%. Although our revenue growth rate has increased in certain recent periods, even if our revenue increases in the future to higher levels on an absolute basis, our revenue growth rate may decline. As we grow our business, our revenue growth rate may slow in future periods due to a number of reasons. Any success that we may experience in the future will depend in large part on our ability to, among other things:

•	maintain and expand our customer base;

•	increase revenue from existing customers through increased or broader use of our services;

•	provide high-quality services to customers;

•	improve the performance and capabilities of our services through research and development;

•	develop new services;

•	maintain the rate at which customers purchase our subscriptions;

•	identify and acquire or invest in new businesses, products or technologies that we believe could complement or expand our platform;

•	continue to successfully expand our business; and

•	successfully compete with other companies.

If we are unable to maintain consistent revenue or revenue growth, our stock price could be volatile, and it may be difficult to maintain profitability. You should not rely on our revenue for any prior quarterly or annual periods as any indication of our future revenue or revenue growth.

Our future quarterly results of operations may fluctuate significantly due to a wide range of factors, which makes our future results difficult to predict.

Our revenue and results of operations have historically varied from period to period, and we expect that they will continue to do so as a result of a number of factors, many of which are outside of our control, including:

•	the number of business formations;

•	the level of demand for our services;

•	the rate of renewal of subscriptions with, and extent of sales of additional subscriptions to, existing customers;

•	customers failing to renew their subscriptions;

•	the size, timing and terms of our subscription agreements with existing and new customers;

•	the timing and growth of our business, in particular through our hiring of new employees;

•	changes in stock-based compensation expenses;

•	the timing of our adoption of new or revised accounting pronouncements and the impact on our results of operations;

•	the introduction of new products and product enhancements by existing competitors or new entrants into our market, and changes in pricing for solutions offered by us or our competitors;

•	network outages, security breaches, technical difficulties or interruptions with our platform;

•	changes in the growth rate of the markets in which we compete;

•	the mix of subscriptions and services sold during a period;

•	customers delaying purchasing decisions in anticipation of new developments or enhancements by us or our competitors or otherwise;

•	changes in customers’ budgets;

•	seasonal variations related to sales and marketing and other activities;

•	our ability to attract new customers or retain existing customers;

•	our ability to increase, retain and incentivize the strategic partners that market and sell our platform;

•	our ability to control costs, including our operating expenses;

•	our ability to hire, train and maintain our customer care specialists and direct sales force;

•	unforeseen litigation, regulatory actions, and intellectual property infringement claims;

•	the rate of failure for small businesses;

•	changes in governmental or other regulations affecting our business;

•

variations in our provision for income taxes, which may be affected by the mix of income we earn in the United States and in jurisdictions with comparatively lower tax rates, the effects of stock-based compensation, the effects of changes in our business, and the impact of changes in tax laws or judicial or regulatory interpretations of tax laws;

•	adverse economic and market conditions, such as those related to the current COVID-19 pandemic, currency fluctuations, and adverse global events; and

•	general economic and political conditions, both domestically and internationally, as well as economic conditions specifically affecting industries in which our customers operate.

Fluctuations in our quarterly operating results and the price of our common stock may be particularly pronounced in the current economic environment due to the uncertainty caused by the current COVID-19 pandemic and its potential future impact on consumer spending patterns, the success of small businesses and the formation of new small businesses, as well as the impacts of the reopening of the offline economy and lessening of restrictions on movement and travel. For example, starting in the second quarter of 2020, we saw tailwinds driven by the COVID-19 pandemic as individuals and small businesses turned to online services given the relative inaccessibility of offline alternatives. Fluctuations in our quarterly operating results may cause those results to fall below our financial guidance or other projections, or the expectations of analysts or investors, which could cause the price of our common stock to decline. Fluctuations in our results could also cause a number of other problems. For example, analysts or investors may change their models for valuing our common stock, particularly post-pandemic, we could experience short-term liquidity issues, our ability to retain or attract key personnel may diminish, and other unanticipated issues may arise.

We believe that our quarterly operating results may vary in the future and that period-to-period comparisons of our operating results may not be meaningful. For example, our overall historical growth rate and the impacts of the COVID-19 pandemic may have overshadowed the effect of seasonal variations on our historical operating results. Any seasonal effects may change or become more pronounced over time, which could also cause our operating results to fluctuate. You should not rely on the results of any given quarter as an indication of future performance.

We have a history of net losses, we anticipate increasing expenses in the future, and we may not be able to maintain profitability.

Since inception, we have incurred an accumulated deficit and may incur net losses in the foreseeable future. We generated net income of $7.4 million and $9.9 million for the years ended December 31, 2019 and 2020, respectively, and net losses of $4.9 million and $9.8 million for the three months ended March 31, 2020 and 2021, respectively. At March 31, 2021, we had an accumulated deficit of $649.2 million.

We will need to generate and sustain increased revenue levels in future periods in order to maintain or increase our level of profitability. We expect our operating expenses to increase in the future as we expand our operations. Furthermore, as a public company, we will incur additional legal, accounting and other expenses that we did not incur as a private company. If our revenue and gross profit do not continue to grow at a greater rate than our operating expenses, we will not be able to maintain or increase profitability. We may incur significant losses in the future for a number of reasons, including without limitation the other risks and uncertainties described herein. Additionally, we may encounter unforeseen operating or legal expenses, difficulties, complications, delays and other factors that may result in losses in future periods. If our expenses exceed our revenue, we may not maintain profitability and our business may be harmed.

If we fail to provide high-quality services, customer care and customer experience and add new services that meet our customers’ expectations, we may not be able to attract and retain customers.

In order to increase revenue and maintain profitability, we must attract new customers and retain existing customers. The rate at which new and existing customers purchase and renew subscriptions to our services depends on a number of factors, including those outside of our control. The quality and value of our services, customer care and customer experience, as well as the quality and accuracy of the services provided by our accountants and the independent attorneys who participate in our and our partner’s networks, are critical to our ability to attract and retain customers.

We have made substantial investments in developing our websites, mobile platform, legal documents, educational content, customer relationship management, automated supply chain and fulfillment, integrated digital workflow management and other dynamic online processes that comprise our online legal platform to improve the quality of our services, customer care and customer experience. We also intend to add new services and enhance our existing product and services. For example, in October 2020, we introduced LZ Tax, a LegalZoom fulfilled tax advisory service. We may fail to attract new customers or lose existing customers if these or future development efforts or services fail to meet changing customer preferences on a timely basis or if the independent attorneys who participate in our legal services plan, or legal plan, or the tax experts who complete the tax preparation services in our network fail to provide accurate, high-quality services, customer care and customer experience. In addition, larger enterprises may demand more support services and features, which puts additional pressure on us to satisfy the increased support required for these customers. If we are unable to attract new customers or lose existing customers, our business, results of operations, financial condition and future prospects would be adversely affected.

Additionally, we offer many forms of documents on our platform, such as business formations and wills, that must comply with the latest local jurisdiction requirements. While we have never experienced defects that have resulted in material liability, if there is a defect in any of our forms, or if we fail to update our forms to comply with new or modified jurisdiction requirements, this could result in negative consequences to our customers, legal liability, harm our brand and adversely affect our business, results of operations, financial condition and future prospects.

The independent attorneys who participate in our legal plans and attorneys who fulfill our attorney assisted legal offerings, as well as accountants who fulfill our tax offering, are critical to the success of our business. The failure or perceived failure of these independent attorneys and accountants to satisfy customer expectations could impede our ability to attract and retain customers. Further, the independent attorneys who participate in our legal plans and attorneys who fulfill our attorney assisted legal offerings have duties both to the courts and their clients. These duties, including the associated responsibilities, such as confidentiality and the rules relating to the attorney-client and attorney work product privileges, are paramount. Although we have not experienced this problem to date, there could be circumstances in which the attorneys who participate in our network and fulfill the attorney assisted offerings believe that in order to comply with these duties they may have to act against the interests of our stockholders and the short-term profitability of our business.

In addition, because our platform is available over the internet or on mobile networks, we need to continually modify and enhance our platform to keep pace with changes in internet-related hardware, software, communications and database technologies and standards. If we are unable to respond in a timely and cost-effective manner to these rapid technological developments and changes in standards, our platform may become less marketable, less competitive, or obsolete, and our business, results of operations, financial condition and future prospects will be harmed. If new technologies emerge that are able to deliver competitive services at lower prices, more efficiently, more conveniently or more securely, such technologies could adversely impact our ability to compete. Our platform must also integrate with a variety of network, hardware, mobile, and software platforms and technologies, and we need to continually modify and enhance its services to adapt to changes and innovation in these technologies. Any failure of our platform to operate effectively with future infrastructure platforms and technologies could reduce the demand for our platform. If we are unable to respond to these changes in a cost-effective manner, our platform may become less marketable, less competitive or obsolete, and our business, results of operations, financial condition and future prospects may be adversely affected.

If we do not continue to innovate and provide a platform that is useful to our customers, we may not remain competitive, and our results of operations could suffer.

Our success depends on continued innovation to provide features that make our platform useful for our customers. We must continue to invest resources in technology and development in order to continually improve the simplicity and effectiveness of our platform. We may introduce significant changes to our platform or develop and introduce new and unproven services, including using technologies with which we have little or no prior development or operating experience. We have in the past invested resources and introduced new services that have failed to produce the customer interest that we expected, and we have since removed these services from our platform. If we are unable to continue offering innovative solutions or if new or enhanced solutions fail to engage our customers, we may be unable to attract additional customers or retain our current customers, which may adversely affect our business, results of operations, financial condition or future prospects.

Our business depends on business formations.

Our success significantly depends on business formations. The majority of our transaction revenue is generated by providing formation services to guide our customers through the transition from being aspiring business owners to actually launching their entities. In each of 2019 and 2020 as well as the three months ended March 31, 2020 and 2021, business formations represented the largest share of our total transaction orders. The number of business formations on our platform could decline or fluctuate as a result of a number of factors, including an overall decline in the number of U.S. business formations, an economic downturn, increased competition, regulatory obstacles, changes in law (including changes in tax laws and regulations) and dissatisfaction with our services. Any decline in the overall number of business formations or the number of business formations on our platform may adversely affect our business, results of operations, financial condition or future prospects.

Our subscription services are highly dependent upon our transaction products.

For the past few years, a significant amount of our revenue has been derived from our subscription services. In 2020 and the three months ended March 31, 2021, approximately 50% of our revenue came from subscriptions. Subscriptions have primarily originated from transactional customers who opted to become subscribers. However, we may not be able to predict whether sufficient numbers of our existing or new customers will continue to subscribe to our registered agent services, legal plans or other subscription services, or if they will continue to subscribe at the same rate. If we are unable to continue to convert our transactional customers to subscribers, our business, results of operations, financial condition and future prospects would be adversely affected.

Our business depends substantially on our subscribers renewing their subscriptions with us and expanding their use of our platform.

A large portion of our revenue stream comes from our subscriptions for small businesses and individuals. For us to maintain or improve our operating results, it is important that we retain our existing customers and that our subscribers renew their subscriptions with us when the existing subscription term expires. Our subscribers have no obligation to renew their subscriptions upon expiration, and we cannot assure you that subscribers will renew subscriptions at the same or higher level of service, if at all.

We cannot accurately predict renewal rates. Our retention rate may decline or fluctuate as a result of a number of factors, including subscribers’ satisfaction or dissatisfaction with our platform, the effectiveness of our customer support services, the quality and perceived quality of the services provided by our tax professionals and the independent attorneys who participate in our legal plan network, the attorneys who fulfill our attorney assisted offering, our pricing, the prices of competing products or services, the effects of global economic conditions, regulatory changes or reductions in subscribers’ spending levels. If we are unable to attract new subscribers to grow our subscription services, if subscribers cancel their subscriptions at a higher rate than anticipated or do not renew their subscriptions or renew on less favorable terms, our business, results of operations, financial condition and future prospects would be adversely affected. If our renewal rates fall below the expectations of the public market, securities analysts or investors, the price of our common stock could also be harmed.

Our business depends on our ability to drive additional purchases and cross-sell to paying customers.

Our future success depends on our ability to expand our relationships with our customers by selling additional solutions to serve their needs, by offering more subscription products that increase engagement. This may require more sophisticated and costly sales efforts. Similarly, the rate at which our customers purchase additional services from us depends on a number of factors, including general economic conditions and customer reaction to pricing of these services. If our efforts to sell additional services to our customers are not successful, our business, results of operations, financial condition or future prospects may be harmed.

The legal solutions market is highly competitive.

We operate in a very competitive industry. We face intense competition from law firms and solo attorneys, online legal document services, legal plans, secretaries of state, tax preparation companies and other service providers. The online legal solutions market is evolving rapidly and is becoming increasingly competitive. Other companies that focus on the online legal document services market or business formations, such as BizFilings, LegalShield, MyCorporation, and RocketLawyer, and law firms that may elect to pursue the online legal document services market, can and do directly compete with us. Law firms and solo attorneys, who provide in-person consultations and are able to provide direct legal advice that we cannot offer due to laws and regulations regarding the unauthorized practice of law, or UPL, compete with us offline and have or may develop competing online legal services. We compete in the registered agent services business with several companies that target small businesses, including Wolters Kluwer, and these competitors have extensive experience in this market. In addition, if U.S. state agencies increase their offerings of free and easy-to-use business formation services, such as limited liability company formations and other document filings, or filing portals to the public, it could have a significant adverse effect on our business, financial condition or results of operations. For example, states such as Nevada and Louisiana offer online portals where consumers may file their articles of organization for free other than filing fees. We also compete in tax advisory service business with several companies, including H&R Block and Jackson Hewitt.

Our business depends on our brand and reputation.

We believe our brand has contributed to the success of our business and we have made substantial investments to build and strengthen our brand and reputation. Maintaining and enhancing the LegalZoom brand and our reputation is critical to growing and retaining our customer base. Regulatory proceedings, consumer claims, litigation, customer complaints or negative publicity through word-of-mouth, social media outlets, blogs, the Better Business Bureau and other sources related to our business practices, as well as customer care, data privacy and security issues, or reputation of our endorsers, irrespective of their validity, could diminish confidence in our services and adversely affect our brand and reputation and our ability to attract and retain customers.

Our services, as well as those of our competitors, are regularly reviewed and commented upon by online and social media sources. Negative reviews, or reviews in which our competitors’ services are rated more highly than ours, irrespective of their accuracy, could negatively affect our brand and reputation. We have in the past received negative reviews wherein our customers expressed dissatisfaction with our services, including dissatisfaction with our customer support, our billing policies and the way our subscriptions operate, and we may receive similar reviews in the future. If we do not handle customer complaints effectively, our brand and reputation may suffer. We may lose our customers’ confidence, they may choose not to renew their subscriptions or additional services from us, and we may fail to attract new customers. In addition, maintaining and enhancing our brand and reputation may require us to incur significant expenses and make substantial investments, which may not be successful. If we fail to successfully promote and maintain our brand and reputation, or if we incur excessive expenses in doing so, our business, results of operations, financial condition and future prospects may be adversely affected.

Furthermore, our brand and reputation are in part reliant on third parties, including the independent attorneys and accountants who participate in our and our partner’s networks. The failure or perceived failure of these attorneys and accountants to satisfy customer expectations could negatively impact our brand and reputation.

If our marketing efforts are unsuccessful, our ability to attract new customers or retain existing customers may be adversely affected, which may adversely affect our business, results of operations, financial condition and future prospects.

Our ability to attract new customers and retain existing customers depends in large part on the success of our marketing channels. Our primary marketing channels that generate traffic for our websites include search engine marketing, television, radio, and our inside sales team.

We rely on both algorithmic and paid listing internet search results to drive customer traffic to our websites. Algorithmic listings are determined and displayed solely by a set of formulas designed by internet search engine companies, such as Google and Bing. Paid listings can be purchased and then are displayed if particular words or terms are included in a customer’s internet search. We bid on words or terms we expect customers will use to search for our services in the search engine’s auction system for preferred placement on its results page. Placement in paid listings is generally not determined solely on the bid price, but also considers the search engines’ assessment of the quality of the website featured in the paid listing and other factors. Our ability to maintain or increase customer traffic to our websites from internet search engines is not entirely within our control. For example, internet search engines sometimes revise their algorithms to optimize their search result listings or maintain their internal standards and strategies. Changes in search algorithms could cause our websites to receive less favorable placement and reduce traffic to our websites. In addition, we bid for paid listings against our competitors and third parties that may outbid us for preferred placement, which could adversely impact advertising efficiency and customer acquisition efforts. If competition for paid listings increases, we may be required to increase our marketing expenses or reduce the number or prominence of these paid listings. If we reduce our internet search engine advertising, the number of customers who visit our websites could decline significantly. Additionally, changes in regulations could limit the ability of search engines and social media platforms, including but not limited to Google and Facebook, to collect data from users and engage in targeted advertising, making them less effective in disseminating our advertisements to our target customers.

A reduction or loss of any of our advertising channels may adversely affect our ability to attract new customers, which could adversely affect our business, results of operations, financial condition and future prospects.

We depend on top talent, including our senior management team, to grow and operate our business, and if we are unable to hire, retain and motivate our employees, we may not be able to grow effectively, which may adversely affect our business and future prospects.

Our future success will depend upon our continued ability to identify, hire, develop, motivate and retain top talent. Competition for such talent is intense. We have from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications which may, among other things, impede our ability to execute our growth strategies. If we are not able to effectively attract and retain quality employees, our ability to achieve our strategic objectives will be adversely impacted, our brand or reputation could suffer, and our business will be adversely affected. Our ability to execute efficiently depends upon contributions from all of our employees and our senior management team. In addition, from time to time, there may be changes in our senior management team that may be disruptive to our business. If our senior management team, including any new hires that we may make, fails to work together effectively and execute our plans and strategies on a timely basis, our business and future prospects may be adversely affected.

If we cannot attract additional, qualified independent attorneys to participate in our legal plan network to service the needs of our legal plan subscribers, if we cannot attract additional, qualified certified public accountants, enrolled agents, and tax professionals to service the needs of our subscribers, or if these attorneys, accountants and tax professionals encounter regulatory issues that prevent them from being able to service the needs of our customers, we may not be able grow and maintain our legal plan subscription business effectively and our business, revenue, results of operations and future prospects may be adversely affected.

Our business and success depend in part on our strategic relationships with third parties, including our partner ecosystem, and our business would be harmed if we fail to maintain or expand these relationships.

We depend on, and anticipate we will continue to depend on, various third-party relationships to sustain and grow our business. For example, we partner with a variety of third parties to provide business license services, bookkeeping services, credit card and banking services, productivity tools and business insurance, among others. Our sales and our customers’ user experience are dependent on our ability to connect and integrate easily to such third-party solutions. We may fail to retain and expand relationships for many reasons, including due to third parties’ failure to maintain, support, or secure their technology platforms in general, restrictions imposed by regulatory compliance, and our integrations in particular. Any such failure could harm our relationship with our customers, our reputation and brand, and our business and results of operations.

As we seek to add different types of partners to our partner ecosystem, it is uncertain whether these third parties will be successful in building integrations, co-marketing our solutions to provide a significant volume and quality of lead referrals and orders, or continuing to work with us as their own products evolve. Identifying and negotiating new and expanded partner relationships requires significant resources. In addition, integrating third-party technology can be complex, costly, and time-consuming. Third parties may be unwilling to build integrations, and we may be required to devote additional resources to develop integrations for business applications on our own. The contracts applicable to third parties’ development tools may be unfavorable and add costs or risks to our business or may require us to push additional contract terms to our customers that affect our relationship with our customers. Providers of business applications with which we have integrations may decide to compete with us or enter into arrangements with our competitors, resulting in such providers withdrawing support for our integrations. In addition, any failure of our solutions to operate effectively with business applications could reduce the demand for our solutions and harm to our business. If we are unable to respond to these changes or failures in a cost-effective manner, our solutions may become less marketable, less competitive, or obsolete, and our results of operations may be negatively impacted.

If we are unable to effectively manage and minimize errors, failures, interruptions or delays caused by third parties, or if our third-party service providers cease to do business with us, our ability to deliver services to our customers, business, brand and reputation and results of operations may be adversely affected.

We rely on third parties to fulfill portions of the services we offer and to support our operations. For example, we rely on government agencies, including secretary of state offices and the U.S. Patent and Trademark Office, to process business formation documents and intellectual property applications. If these agencies are unable or refuse to process submissions in a timely manner, including as a result of any government shutdowns or slowdowns, including as a result of the COVID-19 pandemic, our brand and reputation may be adversely affected, or customers may seek other avenues for their business formation or intellectual property needs. We also utilize other third parties in connection with the fulfillment and distribution of our services, including the independent attorneys in our legal plan network, as well as accountants and tax professionals through our subscription plans, and a third party to support our registered agent subscription services. Our platform also interoperates with certain third-party sites. As a result, our results may be affected by the performance of those parties and the interoperability of our platform with other sites. If certain third parties limit certain integration functionality, change their treatment of our services at any time, or experience quality issues, such as bugs and defects, our revenue, results of operations and future prospects may be adversely affected.

In addition, we may be unable to renew or replace our agreements with these third parties on comparable terms, or at all. Moreover, we cannot guarantee that the parties with which we have relationships can and will continue to devote the resources necessary to operate and expand our platform. Further, some of these third parties offer, or could offer, competing services or also work with our competitors. As a result of these factors, many of these third parties may choose to develop alternative services in addition to, or in lieu of, our platform, either on their own or in collaboration with others, including our competitors. If we are unsuccessful in establishing or maintaining our relationships with third parties, our ability to compete or our revenue, results of operations and future prospects may be adversely affected. Even if we are successful in establishing and maintaining these relationships with third parties, we cannot ensure that these relationships will result in increased usage of our platform or increased revenue. We may also be held responsible for obligations that arise from the actions or omissions of these third parties.

We also utilize various types of data, technology, intellectual property and services licensed or otherwise obtained from unaffiliated third parties in order to provide certain elements of our solutions. We exercise limited control over these third parties, which increases our vulnerability to problems with the services they provide for us and to security incidents or breaches affecting the data and information they hold or process on our behalf. Any errors or defects in any third-party data or other technology could result in errors in our solutions that could harm our business, damage our reputation and result in losses in revenue, and we could be required to undertake substantial additional research and expend significant development resources to fix any problems that arise. In addition, such licensed data, technology, intellectual property and services may not continue to be available on commercially reasonable terms, or at all. Any loss of the right to use any of these on commercially reasonable terms, or at all, could result in delays in producing or delivering our solutions until equivalent data, technology, intellectual property or services are identified and integrated, which delays could harm our business. In this situation we would be required to either redesign our solutions to function with such equivalent data, technology, intellectual property or services available from other parties or to develop these components or services ourselves, which would result in increased costs and potential delays in service. Furthermore, we might be forced to limit the features available in our current or future solutions. If we fail to maintain or renegotiate any of these data, technology or intellectual property licenses or services, we could face significant delays and diversion of resources in attempting to develop similar or replacement technology, or to license and integrate a functional equivalent of the relevant data, technology, intellectual property or service. The occurrence of any of these events may have an adverse effect on our business, financial condition, results of operations and future prospects.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and growth forecasts included in this prospectus are based on data published by third parties and on internally generated data and assumptions, which are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. We have not independently verified any third-party information and cannot assure you of its accuracy or completeness. While we believe our market size estimates are reasonable, such information is inherently imprecise. Even if the market in which we compete meets the size estimates and growth forecasted in this prospectus, our business could fail to grow for a variety of reasons, which would adversely affect our business, results of operations, financial condition and future prospects. For more information regarding the estimates of market opportunity and the forecasts of market growth included in this prospectus, see the section titled “Market, Industry and Other Data.”

We may also face potential competition from large internet providers, such as Amazon or Alphabet, who may choose to enter into the online legal solutions business. These businesses have disrupted multiple industries and routinely enter new verticals. While they have no particular expertise in providing legal solutions online, their extensive resources and brand recognition would make them formidable competitors and could adversely affect our business.

Our direct and indirect competitors, whether they are online legal document providers, legal plan providers, law firms, accounting firms, solo attorneys or large internet providers, may also be developing innovative and cost-effective services, including automated corporate formation document processing, that target our existing and potential customers. We expect to face increasing competition from offline and online legal services providers in our market, and our failure to effectively compete with these providers could result in revenue reductions, reduced margins, and loss of market share, any of which could materially and adversely affect our business, results of operations, financial condition and future prospects.

Our failure to successfully address the evolving market for transactions on mobile devices and to build mobile products could harm our business.

A significant and growing portion of our customers access our platform through mobile devices. Almost half of our traffic is through mobile devices. The number of people who access the internet and purchase services through mobile devices, including smartphones and handheld tablets or computers, has increased significantly in the past few years and is expected to continue to increase. If we are not able to provide customers with the experience and solutions they want on mobile devices, we may not be able to attract or retain customers or convert our website traffic into customers and our business may be harmed.

While we have created mobile applications and versions of some of our web content, if these mobile applications and versions are not well received by customers, or if they don’t offer the information, services and functionality required by customers that widely use mobile devices, our business may suffer and we may experience difficulty in attracting and retaining customers. In addition, we face different fraud risks and regulatory risks from transactions sent from mobile devices than we do from personal computers. If we are unable to effectively anticipate and manage these risks, our business, results of operations, financial condition and future prospects may be harmed.

We may acquire or invest in companies, which may divert our management’s attention and result in additional dilution to our stockholders.

We have in the past acquired or invested in businesses, products or technologies that we believed could complement or expand our current platform, enhance our technical capabilities or otherwise offer growth opportunities. As part of our business strategy, we may in the future continue to seek to acquire or invest in businesses, products or technologies that we believe could complement or expand our services, enhance our technical capabilities or otherwise offer growth opportunities. The risks we face in connection with acquisitions, whether or not they are consummated, include:

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an acquisition may negatively affect our results of operations because it may require us to incur charges or assume substantial debt or other liabilities, may cause adverse tax consequences, may expose us to claims and disputes by stockholders and third parties, including intellectual property claims and disputes, or may not generate sufficient financial return to offset additional costs and expenses related to the acquisition;

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we may encounter difficulties or unforeseen expenditures in integrating the business, technologies, products, personnel or operations of any company that we acquire, particularly if key personnel of the acquired company decide not to work for us;

•	we may not be able to realize anticipated synergies;

•	an acquisition may disrupt our ongoing business, divert resources, increase our expenses and distract our management;

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an acquisition may result in a delay or reduction of customer purchases for both us and the company acquired due to customer uncertainty about continuity and effectiveness of service from either company;

•	we may encounter challenges integrating the employees of the acquired company into our company culture;

•	we may find it difficult to, or may be unable to, successfully sell any acquired services or products;

•	our use of cash to pay for acquisitions would limit other potential uses for our cash;

•	if we incur debt to fund any acquisitions, such debt may subject us to material restrictions on our ability to conduct our business financial maintenance covenants; and

•	if we issue a significant amount of equity securities in connection with future acquisitions, existing stockholders may be diluted and earnings per share may decrease.

We have in the past faced these difficulties successfully integrating some of our acquisitions and we may face similar problems in the future. We may also decide to restructure, divest or sell businesses, products or technologies that we have acquired or invested in. The occurrence of any of these risks could have an adverse effect on our business, results of operations, financial condition and future prospects and could adversely affect the market price of our common stock.

Our focus on the long-term best interests of our company and our consideration of all of our stakeholders, including our stockholders, customers, employees, and other stakeholders that we may identify from time to time, may conflict with short- or medium-term financial interests and business performance, which may negatively impact the value of our common stock.

We believe that focusing on the long-term best interests of our company and our consideration of all of our stakeholders, including our stockholders, customers, partners, the communities in which we operate, and other stakeholders we may identify from time to time, is essential to the long-term success of our company and to long-term stockholder value. Therefore, we have made decisions, and may in the future make decisions, that we believe are in the long-term best interests of our company and our stockholders, even if such decisions may negatively impact the short- or medium-term performance of our business, results of operations, and financial condition or the short- or medium-term performance of our common stock. Our commitment to pursuing long-term value for the company and its stockholders, potentially at the expense of short- or medium-term performance, may materially adversely affect the trading price of our common stock, including by making owning our common stock less appealing to investors who are focused on returns over a shorter time horizon. Our decisions and actions in pursuit of long-term success and long-term stockholder value, which may include changes to our platform to enhance the experience of our customers, partners and the communities in which we operate, including by improving the trust and safety of our platform, enable equitable access to legal and compliance services, investing in our relationships with our customers, partners, and employees, investing in and introducing new services, or changes in our approach to working with local or national jurisdictions on laws and regulations governing our business, may not result in the long-term benefits that we expect, in which case our business, results of operations, and financial condition, as well as the trading price of our common stock, could be materially adversely affected.

We may not effectively ensure that online services and physical locations are protected from significant outages, denial or degradation of service attacks, natural disasters, including adverse weather conditions, and other disruptions, any of which could adversely affect our brand and reputation, business, results of operations, financial condition and future prospects.

A key element of our continued growth is the ability of our customers to access our websites and mobile applications and our ability to fulfill orders placed through such platforms. Our systems may not be adequately designed with the necessary reliability to avoid performance delays, disruptions or outages that could be harmful to our business. In addition, any steps we take to increase the reliability and redundancy of our systems may be expensive and may not be successful in preventing system failures. At times we have experienced, or may in the future experience, website disruptions, outages, and other performance problems due to a variety of factors, including infrastructure maintenance, human or software errors, ransomware attacks, capacity constraints, denial of service, fraud or security attacks. In some instances, we may not be able to identify the cause or causes of these website or mobile application performance problems within an acceptable period of time. It may become increasingly difficult to maintain and improve our website or mobile application performance, especially during peak usage times, if the number of online services we offer increases, our services become more complex, or our customer traffic grows. If our websites or mobile applications are unavailable when customers attempt to access them, our customers may seek other solutions to address their needs and may not return to our websites or mobile applications in the future. To the extent that we do not effectively address future capacity constraints, upgrade and protect our systems, and continually develop our online legal platform to accommodate actual and anticipated technology changes, our brand and reputation, business, results of operations, financial condition and future prospects could be adversely affected.

In particular, our online services may be vulnerable to denial or degradation of service attacks or ransomware attacks, which are designed to adversely impact our operations by reducing the capacity or availability of our IT systems, the speed of operations of online services or disrupt the public’s ability to access websites or applications. Although we have taken steps to prevent these attacks and mitigate their potential impact on our systems and operations, such steps may be ineffective to prevent service disruptions or outages. We have experienced denial-of-service attacks in the past, and we may be subject to additional attacks or threats of attacks in the future. Any similar events or failure to maintain performance, reliability, security and availability of our legal document services and online technology platform to the satisfaction of our customers may harm our brand and reputation, as well as our ability to retain existing customers and attract new customers, which could adversely affect our business, results of operations, financial condition and future prospects. Further, if our customers are unable to access the information they store on our platform for even limited periods of time, data protection laws may require us to notify regulators and affected individuals, which may increase the likelihood of regulatory investigations into our data protection practices, loss of customers, litigation and other liabilities.

Our operations and online services also rely on the continued functioning and accessibility of certain physical locations, including our product fulfillment locations and data centers, which are vulnerable to damage or interruption from natural disasters, adverse weather conditions, power losses, telecommunication failures, terrorist attacks, human errors, break-ins and similar events. The occurrence of a natural disaster or other unanticipated problems at our facilities could result in lengthy interruptions in our services. We may not be able to efficiently relocate our fulfillment and delivery operations due to disruptions in service if one of these events occurs and our insurance coverage may be insufficient to compensate us for such losses. Because the Los Angeles area, where our corporate and executive headquarters is located, is in an earthquake fault zone and because both the Los Angeles area and Austin, Texas, where our operational headquarters is located, are subject to the increased risk of wildfires, tornadoes, and power outages, we are particularly sensitive to the risk of damage to, or total destruction of, our primary offices and two of our key fulfillment and delivery centers. Although we are insured up to certain limits against any certain losses or expenses that may result from a disruption to our business due to earthquakes or wildfires, either of these events, if incurred, could adversely affect our business, results of operations, financial condition and future prospects.

We have been or are involved in, and may in the future become involved in, litigation matters that are expensive and time consuming, and, if resolved adversely, could harm our brand and reputation, business, results of operations, financial condition or future prospects.

We have been or are involved in lawsuits and other actions brought by customers, purported competitors, regulators, and other parties alleging that we engage in the unauthorized practice of law, unfairly compete or otherwise violate the law. The plaintiffs in these actions generally seek monetary damages, penalties, and/or injunctive relief. While we have denied and continue to deny all of the allegations and claims asserted in these proceedings, and we believe our services do not constitute the practice of law, unfairly compete, or otherwise violate the law, we cannot predict the outcome of such proceedings or the amount of time and expense that will be required to resolve these and other proceedings. If such litigation were to be determined adversely to our interests, or if we were forced to settle such matters for a significant amount, such resolutions or settlements could have a negative effect on our business, results of operations, financial condition and future prospects. We anticipate that we will continue to be a target for such lawsuits in the future. Any litigation to which we are a party may result in an onerous or unfavorable judgment that may not be reversed upon appeal, or we may decide to settle lawsuits on unfavorable terms. In addition, defending these claims is costly and can impose a significant burden on management and employees, and we may receive unfavorable preliminary or interim rulings in the course of litigation. Any such negative outcome could result in payments of substantial monetary damages or fines, injunctive relief, adverse effects on the market price of our common stock or changes to our products or business practices, and accordingly our brand and reputation, business, results of operations, financial condition, or future prospects could be materially and adversely affected.

We also may encounter future claims. For example, our U.K. subsidiary operates as an alternative business structure, or ABS, which allows corporate entities to become licensed providers of reserved legal activities in that jurisdiction. As a result, our U.K. subsidiary may be susceptible to potential claims from clients, such as breach of contract, product liability, negligence, or other claims. Any such claims could result in reputational damage or an adverse effect on our results of operations. In addition, while we believe this structure is legally permissible, it is generally untested in U.S. courts and we cannot assure you that it will insulate us from claims of CPL or UPL. Even though our U.K. subsidiary holds professional liability insurance, limiting its liability in accordance with its engagement letters with clients, such insurance and limitations in liability may not insure or protect against all potential claims or sufficiently indemnify us or our U.K. subsidiary for all liability that may be incurred. Any such liability, inclusive of the costs and expenses that may be incurred in defending any such claims, that exceeds the insurance coverage could have a material adverse effect on our business, results of operations, financial condition, or future prospects.

Furthermore, our employees may, from time to time, bring lawsuits against us regarding injuries, a hostile workplace, discrimination, wage and hour disputes, sexual harassment, or other employment issues. In recent years there has been an increase in the number of discrimination and harassment claims against employers generally. Coupled with the expansion of social media platforms, employer review websites and similar devices that allow individuals access to a broad audience, these claims have had a significant negative impact on some businesses. Certain companies that have faced employment- or harassment-related claims have had to terminate management or other key personnel and have suffered reputational harm that has negatively impacted their business, including their ability to attract and hire top talent. If we were to face any employment- or harassment-related claims, our business could be negatively affected in similar or other ways.

As we face increasing competition and gain an increasingly high profile, including in connection with our initial public offering, third parties may make intellectual property rights claims, file lawsuits or initiate regulatory actions or other proceedings against us. In addition, we may introduce new services, including in areas where we currently do not compete, which could increase our exposure to lawsuits, regulatory actions, or intellectual property claims. Defending against lawsuits, regulatory actions, and other intellectual property claims is costly and can place a significant burden on management and employees. If such claims are made against us, there can be no assurances that favorable final outcomes will be obtained and, if resolved adversely, may result in changes to or discontinuance of some of our services, potential liabilities or additional costs, which could adversely affect our business, results of operations, financial condition and future prospects.

We are subject to risks related to accepting credit and debit card payments that may harm our business or expose us to additional costs and liabilities.

We accept payments from our customers primarily through credit and debit card transactions. Our customers generally pay for transactions in advance by credit or debit card except for certain services provided under installment plans where we allow customers to pay for their order in two or three equal payments. For credit and debit card payments, we pay interchange and other fees, which may increase over time and raise our operating costs and lower profitability. We rely on third parties to provide payment processing services, including the processing of our credit and debit card transactions, and to provide payment collection services, and it could interrupt our business if these third parties become unwilling or unable to provide these services to us, or if we are otherwise unable to collect payments. For example, if our processing vendors have problems with our billing software, or the billing software malfunctions, we could lose customers who subscribe to our legal plans, registered agent services and other subscription services, which could decrease our revenue. In addition, if our billing software fails to work properly and, as a result, we do not automatically charge our subscribers’ credit cards on a timely basis or at all, our revenue could be adversely affected.

We are also subject to payment card industry rules, certification requirements and rules governing electronic funds transfer, any of which could change or be reinterpreted to make it more difficult for us to comply. Our failure to comply fully with these rules or requirements may subject us to fines, higher transaction fees, penalties, damages, and civil liability and may result in the loss of our ability to accept credit and debit card payments, which could have a material adverse effect on our business, results of operations, financial condition and future prospects.

Risks Relating to Our Financial Condition, Indebtedness and Capital Requirements

Our business is subject to seasonal fluctuations that may cause our results of operations to vary from period to period.

Many of the factors that contribute to seasonal fluctuations in our results of operations are out of our control. We have experienced, and expect that we will continue to experience, seasonality in the number of orders placed and when we enter into subscription agreements with customers. Customers tend to place a higher number of orders and enter into new or renewed subscriptions in the first quarter of the year, which is when we believe the demand for forming businesses is the highest. Further seasonality is reflected in the timing of our revenue recognition in the second quarter, when we typically recognize a high amount of revenue from orders placed in the first quarter but fulfilled in the second quarter. Also, we generally see demand for our services decline around the beginning of the third quarter as a result of summer vacations and in the last two months of the fourth quarter as a result of the winter holidays. Seasonality in our business may cause period-to-period fluctuations in certain of our operating results and financial metrics and thus limit our ability to predict our future results.

Our results of operations may not immediately reflect downturns or upturns in sales because we recognize revenue from our customers over the term of their paid subscriptions with us.

We recognize revenue from paid subscriptions to our services over the respective term of the subscription period. After a short introductory trial period, if any, most paying subscribers make a one-year subscription commitment, with the upcoming annual subscription fee paid upon subscribing. As a result, much of our revenue is generated from the recognition of deferred revenue relating to subscriptions entered into during previous quarters. Consequently, a shortfall in demand for our services or a decline in new or renewed subscriptions in any one quarter may have a small impact on the revenue that we recognize for that quarter but could negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in sales and potential changes in our pricing policies or rate of customer expansion or retention may not be fully reflected in our results of operations until future periods. In addition, a significant majority of our costs are expensed as incurred, while revenue is recognized over the life of the subscription agreement. As a result, growth in the number of customers could continue to result in our recognition of higher costs and lower revenue in the earlier periods of our subscription agreements. Finally, our subscription-based revenue model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers and significant increases in the size of subscriptions with existing customers must be recognized over the applicable subscription term.

We track certain financial and operating metrics with internal systems and tools and do not independently verify such metrics. Certain of our financial and operating metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We track certain financial and operating metrics, including key business metrics such as number of transactions, number of subscription units and average revenue per customer, with internal company data, systems and tools that are not independently verified by any third party. Our internal systems and tools have a number of limitations, and our methodologies for tracking these metrics may change over time, which could result in unexpected changes to our metrics, including the metrics we publicly disclose. If the internal systems and tools we use to track these metrics undercount or overcount performance or contain algorithmic or other technical errors, the data we report may not be accurate. While these numbers are based on what we believe to be reasonable estimates of our metrics for the applicable period of measurement, there are inherent challenges in measuring how our services are used across large populations globally. For example, there are customers who have multiple subscriptions, which we treat as multiple subscription units for purposes of calculating our subscription units.

In addition, limitations or errors with respect to how we measure data or with respect to the data that we measure may affect our understanding of certain details of our business, which could affect our long-term strategies. If our financial and operating metrics are not accurate representations of our business, or if we discover material inaccuracies in our metrics, our reputation may be harmed, and our business, results of operations, financial condition and future prospects could be adversely affected.

We are in the process of implementing an Enterprise Resource Planning, or ERP, software system and challenges with the implementation of the system may impact our business and operations.

We are in the process of implementing a company-wide ERP software program and the related infrastructure to support future growth and to integrate our processes. Our ERP software program has involved, and will continue to involve, substantial expenditures on system hardware and software, as well as design, development and implementation activities. The implementation of the ERP software program may prove to be more difficult, costly, or time consuming than expected, and it is possible that the system will not yield the benefits anticipated. Any disruptions, delays or deficiencies in the design and implementation of our new ERP software program could materially impact our operations and adversely affect our ability to process orders, fulfill contractual obligations or otherwise operate our business. Additionally, future cost estimates related to our new ERP software system are based on assumptions that are subject to wide variability.

We have identified material weaknesses in our internal control over financial reporting and, if we fail to remediate these material weaknesses, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence and the price of our common stock.

We have identified three material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses we identified are listed below:

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We did not maintain an effective control environment. Specifically, we did not maintain sufficient accounting resources commensurate with our structure and financial reporting requirements. This material weakness contributed to the additional material weaknesses below.

•	We did not design and maintain effective controls to address the initial application of complex accounting standards and accounting of non-routine, unusual or complex events and transactions.

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We did not design and maintain effective controls over our financial statement close process. Specifically, we did not design and maintain effective controls over certain account analyses and account reconciliations.

These material weaknesses resulted in adjustments to our current and prior year financial statements primarily related to debt extinguishment costs, goodwill, revenue, accounts receivable, foreign exchange expense and deferred revenue, and could result in a misstatement of any account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

We are in the early stages of designing and implementing a plan to remediate the material weaknesses identified. Our plan includes:

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hiring additional experienced accounting, financial reporting and internal control personnel and changing roles and responsibilities of our personnel as we transition to being a public company and are required to comply with Section 404 of the Sarbanes Oxley Act of 2002. We have recently hired additional resources and we are engaging with a third-party consulting firm to assist us with our formal internal control plan and provide staff augmentation of our internal audit function;

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implementing controls to enhance our review of significant accounting transactions and other new technical accounting and financial reporting issues and preparing and reviewing accounting memoranda addressing these issues; and

•	implementing controls to enable an effective and timely review of account analyses and account reconciliations.

We cannot assure you that these measures will significantly improve or remediate the material weaknesses described above. The implementation of these remediation measures is in the early stages and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles and as a result the timing of when we will be able to fully remediate the material weaknesses is uncertain and we may not fully remediate these material weaknesses during 2021. If the steps we take do not remediate the material weaknesses in a timely manner, there could continue to be a reasonable possibility that these control deficiencies or others would result in a material misstatement of our annual or interim financial statements that would not be prevented or detected on a timely basis. This, in turn, could jeopardize our ability to comply with our reporting obligations, limit our ability to access the capital markets and adversely impact our stock price.

We and our independent registered public accounting firm were not required to perform an evaluation of our internal control over financial reporting as of December 31, 2020 in accordance with the provisions of the Sarbanes-Oxley Act of 2002. Accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required by reporting requirements under Section 404 after the completion of this offering. If we are unable to successfully remediate the existing material weakness in our internal control over financial reporting, the accuracy and timing of our financial reporting, and our stock price, may be adversely affected and we may be unable to maintain compliance with the applicable stock exchange listing requirements.

Implementing any appropriate changes to our internal controls may distract our officers and employees, entail substantial costs to modify our existing processes and take significant time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and harm our business. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely basis may harm our stock price and make it more difficult for us to effectively market and sell our services to new and existing customers.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may decline.

As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, beginning with our 2022 annual report on Form 10-K to be filed in 2023, we will be required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning with our first annual report on Form 10-K following the date on which we are no longer an “emerging growth company.”

We have commenced the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404, and we may not be able to complete our evaluation, testing and any required remediation in a timely fashion. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404.

During the evaluation and testing process of our internal controls, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective. We cannot assure you that there will not be additional material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our common stock could be negatively affected, and we could be subject to sanctions or investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could also require additional financial and management resources. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

We have substantial indebtedness, which reduces our capability to withstand adverse developments or business conditions.

We have incurred substantial indebtedness. In November 2018, we entered into an amended first lien credit and guarantee agreement, or the 2018 Credit Agreement, with JPMorgan Chase Bank, N.A., an affiliate of one of the underwriters in this offering, as administrative agent, and the other lenders party thereto, which provided for $575.0 million of loans, consisting a $535.0 million term loan, or the 2018 Term Loan, and $40.0 million of availability under a revolving credit facility, or the 2018 Revolving Facility. We refer to the 2018 Term Loan and 2018 Revolving Facility collectively as the 2018 Credit Facility. Pursuant to the 2018 Credit Agreement, debt under the 2018 Credit Facility is guaranteed by certain of our material wholly owned domestic restricted subsidiaries and is secured by substantially all of our and such subsidiaries’ assets and property, including our and such subsidiary’s intellectual property.

We expect to enter into an Amended and Restated Credit Agreement that will contain the New Credit Facility (as defined below) concurrently with the consummation of this offering. Loans under the New Credit Facility may be borrowed, at our option, at a rate equal to either (i) LIBOR or Euro LIBOR (or a comparable successor rate approved by the administrative agent and us), in each case, subject to a 0.00% floor, plus a margin of 2.00% per annum or (ii) the Base Rate, defined as the greatest of the administrative agent’s prime rate, the federal funds rate plus one-half of 1%, and the sum of one-month LIBOR plus 1.00% per annum, subject to a floor of 1.00%, plus a margin of 1.00% per annum. Each such margin may decrease depending on our total net first lien leverage ratio. The New Credit Facility has a commitment fee of 0.35% per annum, which steps down to 0.25% per annum upon achieving a certain total net first lien leverage ratio level. The New Credit Facility is due in full on maturity on the five year anniversary of the date on which the Amended and Restated Credit Agreement becomes effective.

At March 31, 2021, our total aggregate indebtedness under the 2018 Credit Agreement was $523.0 million of principal outstanding under the 2018 Term Loan and we had $40.0 million available for additional borrowings under 2018 Revolving Facility. We intend to use the net proceeds from this offering and the concurrent private placement to repay in full $523.0 million of outstanding indebtedness under the 2018 Credit Facility. Our payments on our outstanding indebtedness are significant in relation to our revenue and cash flow, which exposes us to significant risk in the event of downturns in our businesses (whether through competitive pressures or otherwise), our industry or the economy generally, since our cash flows would decrease but our required payments under our indebtedness would not.

Economic downturns may impact our ability to comply with the covenants and restrictions in the Amended and Restated Credit Agreement and may impact our ability to pay or refinance our indebtedness as they come due, which may (i) allow the lenders under the New Credit Facility to accelerate the debt under the New Credit Facility and/or seize our assets, including our intellectual property, (ii) allow third parties to terminate certain contracts to which we are a party or (iii) otherwise adversely affect our business, results of operations, financial condition and future prospects.

Despite our current indebtedness level, we and our restricted subsidiaries may be able to incur substantially more indebtedness, which could further exacerbate the risks associated with our substantial indebtedness.

Although the terms of the agreements governing our outstanding indebtedness contain restrictions on the incurrence of additional indebtedness, such restrictions are subject to a number of important exceptions and indebtedness incurred in compliance with such restrictions could be substantial. If we and our restricted subsidiaries incur significant additional indebtedness, the related risks that we face could increase. If new debt is added to our or our subsidiaries’ current debt levels, the related risks that we now face would increase, and we may not be able to meet all our debt obligations. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Borrowings.”

The agreements governing our indebtedness require us to meet certain operating and financial covenants and place restrictions on our operating and financial flexibility. If we raise additional capital through debt financing, the terms of any new debt could further restrict our ability to operate our business.

The Amended and Restated Credit Agreement that we expect to enter into concurrently with the consummation of this offering will contain affirmative and negative covenants, indemnification provisions and events of default. The affirmative covenants include, among others, administrative, reporting and legal covenants, in each case subject to certain exceptions. The negative covenants include, among others, limitations on our and certain of our subsidiaries’ abilities to, in each case subject to certain exceptions:

•	incur additional indebtedness and guarantee indebtedness;

•	create or incur liens;

•	pay dividends and distributions or repurchase capital stock;

•	merge, liquidate and make asset sales;

•	change lines of business;

•	change our fiscal year;

•	incur restrictions on our subsidiaries’ ability to make distributions and create liens;

•	modify our organizational documents;

•	make investments, loans and advances; and

•	enter into certain transactions with affiliates.

The Amended and Restated Credit Agreement will also contain a financial covenant that requires us to maintain a total net first lien leverage ratio of 4.50:1.00 on the last day of any fiscal quarter during which our New Credit Facility usage exceeds 35% of the New Credit Facility capacity. As a result of the restrictions described above, we will be limited as to how we conduct our business and we may be unable to raise additional debt or equity financing to take advantage of new business opportunities. The terms of any future indebtedness we may incur could include more restrictive covenants. We cannot assure you that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders or amend the covenants.

Our ability to comply with the covenants and restrictions contained in the Amended and Restated Credit Agreement may be affected by economic, financial and industry conditions beyond our control. The restrictions in the Amended and Restated Credit Agreement may prevent us from taking actions that we believe would be in the best interests of our business and may make it difficult for us to execute our business strategy successfully or effectively compete with companies that are not similarly restricted. Even if the Amended and Restated Credit Agreement is terminated, any additional debt that we incur in the future could subject us to similar or additional covenants.

The Amended and Restated Credit Agreement will include customary events of default, including: failure to pay principal, interest or certain other amounts when due; material inaccuracy of representations and warranties; violation of covenants; specified cross-default and cross-acceleration to other material indebtedness; certain bankruptcy and insolvency events; certain events relating to ERISA; certain undischarged judgments; material invalidity of guarantees or grant of security interest; and change of control, in certain cases subject to certain thresholds and grace periods.

Our failure to comply with the restrictive covenants described above that we expect to enter into concurrently with the consummation of this offering as well as other terms of our indebtedness could result in an event of default, which, if not cured or waived, could result in the lenders declaring all obligations, together with accrued and unpaid interest, immediately due and payable and take control of the collateral, potentially requiring us to renegotiate the Amended and Restated Credit Agreement on terms less favorable to us. If we are forced to refinance these borrowings on less favorable terms or are unable to refinance these borrowings, our business, results of operations, financial condition and future prospects could be adversely affected. In addition, such a default or acceleration may result in the acceleration of any future indebtedness or result in the termination of certain other contracts with third parties, in each case to which a cross-acceleration or cross-default provision applies. If we are unable to repay our indebtedness, lenders having secured obligations, such as the lenders under the Amended and Restated Credit Agreement, could proceed against the collateral securing the indebtedness. In any such case, we may be unable to borrow under our New Credit Facility and may not be able to repay the amounts due under our New Credit Facility. This could have serious consequences to our business, results of operations, financial condition and future prospects and could cause us to become bankrupt or insolvent.

When LIBOR is discontinued, borrowing costs under the Amended and Restated Credit Agreement or agreements governing any of our future indebtedness will be calculated using another reference rate, which may cause substantial uncertainty as to the effect of such replacement on our borrowing costs

On November 30, 2020, the Chief Executive of the United Kingdom Financial Conduct Authority, or FCA, which regulates LIBOR, announced that the FCA intends to cease the publication of one-week and two-month LIBOR by the end of 2021 and all other LIBOR tenors (overnight, one-month, three-month, six-month and 12-month) on June 30, 2023. In addition, the U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee consisting of large U.S. financial institutions, is considering replacing U.S. dollar LIBOR with the Secured Overnight Financing Rate, or SOFR, a new index calculated by short-term repurchase agreements, backed by Treasury securities. Although there have been a few transactions utilizing SOFR and similar rates, it is unknown whether these alternative reference rates will attain market acceptance as replacements for LIBOR. LIBOR is used as a benchmark reference throughout the Amended and Restated Credit Agreement. While the Amended and Restated Credit Agreement provides fallback language in the event LIBOR ceases to be published, including the possibility of designation of a replacement rate by the administrative agent under the Amended and Restated Credit Agreement, there is substantial uncertainty as to the effect of such replacement on our borrowing costs. In addition, in such event, we may need to renegotiate the Amended and Restated Credit Agreement in order to determine the interest rate to replace LIBOR with the new standard that is established. There is currently no definitive information regarding the future utilization of LIBOR or of any particular replacement rate. As such, the potential effect of any such event on our borrowing costs or the effectiveness of certain related transactions such as hedges cannot yet be determined.

We are subject to fluctuations in interest rates.

Borrowings under the New Credit Facility that we expect to enter into concurrently with the consummation of this offering are subject to variable rates of interest and expose us to interest rate risk. In April 2019, we entered into interest rate swap agreements for an aggregate notional amount of $131.9 million to swap our variable interest rate on our 2018 Term Loan for a fixed interest rate of 2.2745%. The interest rate swaps were to expire in March 2022. In March 2020, in response to a drop in LIBOR, we modified our interest rate swap agreements to extend the terms to March 2024 and also lower the fixed interest rate from 2.2745% to a revised average rate of 1.6786%. Our obligations under these interest rate swaps (and any other derivative transaction entered into with the administrative agent, an arranger, a lender or any affiliate thereof under the 2018 Credit Facility) are secured by substantially all of our and our subsidiaries’ assets and property, including our and our subsidiaries’ intellectual property on a pari passu basis with the 2018 Credit Facility and the New Credit Facility.

We may decide to terminate or modify the above derivative financial instruments or enter into additional derivative financial instruments in the future. If we do, we may not maintain interest rate swaps, caps or other applicable financial instruments with respect to all of our indebtedness and any financial instrument we enter into may not fully mitigate our interest rate risk, may prove disadvantageous or may create additional risks.

Certain of our indebtedness may be denominated in foreign currencies, which subjects us to foreign exchange risk, which could cause our debt service obligations to increase significantly.

The New Credit Facility also permits borrowings denominated in Euros, GBP and other alternative currencies that may be approved by the administrative agent and revolving lenders. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Borrowings.” Such non-U.S. dollar-denominated debt may not necessarily correspond to the cash flow we generate in such currencies. Sharp changes in the exchange rates between the currencies in which we borrow and the currencies in which we generate cash flow could adversely affect us. In the future, we may enter into contractual arrangements designed to hedge a portion of the foreign currency exchange risk associated with any non-U.S. dollar-denominated debt. If these hedging arrangements are unsuccessful, we may experience an adverse effect on our business, results of operations, financial condition and future prospects.

Changes in tax laws or tax rulings could affect our financial condition, results of operations, and cash flows.

The tax regimes we are subject to or operate under, including income and non-income taxes, are unsettled and may be subject to significant change. Changes in tax laws, regulations, or rulings, or changes in interpretations of existing laws and regulations, could affect our financial condition, results of operations and cash flows. For example, the 2017 Tax Cuts and Jobs Act, or the Tax Act, made broad and complex changes to the U.S. tax code, including changes to U.S. federal tax rates, additional limitations on the deductibility of interest, both positive and negative changes to the utilization of future net operating loss, or NOL, carryforwards, allowing for the expensing of certain capital expenditures, and putting into effect the migration from a “worldwide” system of taxation to a largely territorial system. The issuance of additional regulatory or accounting guidance related to the Tax Act could affect our tax obligations and effective tax rate in the period issued. In addition, many countries in Europe, as well as a number of other countries and organizations, have recently proposed or recommended changes to existing tax laws or have enacted new laws that could significantly increase our tax obligations in the countries where we do business or require us to change the manner in which we operate our business.

The Organization for Economic Cooperation and Development has been working on a Base Erosion and Profit Shifting Project, and issued a report in 2015, an interim report in 2018, and is expected to continue to issue guidelines and proposals that may change various aspects of the existing framework under which our tax obligations are determined in many of the countries in which we do business. Similarly, the European Commission and several countries have issued proposals that would change various aspects of the current tax framework under which we are taxed. These proposals include changes to the existing framework to calculate income tax, as well as proposals to change or impose new types of non-income taxes, including taxes based on a percentage of revenue. For example, several countries have proposed or enacted taxes applicable to digital services, which could apply to our business.

Our ability to use our net operating loss carryforwards may be limited.

We have incurred substantial losses during our history and may not be able to maintain profitability. Unused U.S. federal NOLs for taxable years beginning before January 1, 2018, may be carried forward to offset future taxable income, if any, until such unused NOLs expire. Under legislation enacted in 2017, informally titled the Tax Act, as modified by legislation enacted on March 27, 2020, entitled the Coronavirus Aid, Relief, and Economic Security Act, or the CARES Act, U.S. federal NOLs incurred in taxable years beginning after December 31, 2017, can be carried forward indefinitely, but the deductibility of such U.S. federal NOLs in taxable years beginning after December 31, 2020 is limited to 80% of taxable income. It is uncertain if and to what extent various states will change their tax laws to conform to the Tax Act or the CARES Act.

At December 31, 2020, we had U.S. federal and state NOL carryforwards of $11.7 million and $49.8 million, respectively. Of the $11.7 million U.S. federal NOL carryforwards, $7.4 million may be carried forward indefinitely with utilization limited to 80% of taxable income. The remaining $4.3 million will begin to expire in 2031. The state NOL carryforwards begin to expire in 2022.

In addition, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, and corresponding provisions of state law, if a corporation undergoes an “ownership change,” which is generally defined as a greater than 50 percentage point change (by value) in its equity ownership over a three-year period, the corporation’s ability to use its pre-change NOL carryforwards to offset its post- change income or taxes may be limited. We have completed a Section 382 study and have determined that none of our net operating losses will expire solely due to Section 382 limitations. However, we may experience ownership changes as a result of our initial public offering or in the future as a result of subsequent shifts in our stock ownership, some of which may be outside of our control. This could limit the amount of NOLs that we can utilize annually to offset future taxable income or tax liabilities. Subsequent ownership changes and changes to the U.S. tax rules in respect of the utilization of NOLs may further affect the limitation in future years. In addition, at the state level, there may be periods during which the use of NOLs is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed.

Changes in our effective tax rate or tax liability may have an adverse effect on our results of operations.

We are subject to income taxes in the United States and various foreign jurisdictions. The determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment by management, and there are many transactions where the ultimate tax determination is uncertain. We believe that our provision for income taxes is reasonable, but the ultimate tax outcome may differ from the amounts recorded in our consolidated financial statements and may affect our financial results in the period or periods in which such outcome is determined.

Our effective tax rate could increase due to several factors, including:

•	changes in the relative amounts of income before taxes in the various jurisdictions in which we operate that have differing statutory tax rates;

•	changes in tax laws, tax treaties, and regulations or the interpretation of them, including the Tax Act and the CARES Act;

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changes to our assessment about our ability to realize our deferred tax assets that are based on estimates of our future results, the prudence and feasibility of possible tax planning strategies, and the economic and political environments in which we do business;

•	the outcome of current and future tax audits, examinations, or administrative appeals; and

•	the effects of acquisitions.

Any of these developments could adversely affect our results of operations.

Changes in tax laws or regulations that are applied adversely to us or our customers may have a material adverse effect on our business, cash flow, financial condition or results of operations.

New income, sales, use, or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, which could adversely affect our business operations and financial performance. Further, existing tax laws, statutes, rules, regulations, or ordinances could be interpreted, changed, modified, or applied adversely to us. For example, the Tax Act enacted many significant changes to the U.S. tax laws. Future guidance from the Internal Revenue Service and other tax authorities with respect to the Tax Act may affect us, and certain aspects of the Tax Act could be repealed or modified in future legislation. For example, the CARES Act modified certain provisions of the Tax Act. In addition, it is uncertain if and to what extent various states will conform to the Tax Act, the CARES Act, or any newly enacted federal tax legislation. Changes in corporate tax rates, the realization of net deferred tax assets relating to our operations, the taxation of foreign earnings, and the deductibility of expenses under the Tax Act or future reform legislation could have a material impact on the value of our deferred tax assets, could result in significant one-time charges, and could increase our future U.S. tax expense.

Risks Relating to Legal, Compliance and Regulatory Matters

Our business and services subject us to complex and evolving U.S. and foreign laws and regulations regarding the unauthorized practice of law, legal document processing, legal plans, and other related matters.

Our business involves providing services that meet the legal and accounting needs of our customers and, as a result, is subject to a variety of complex and evolving U.S. and foreign laws and regulations, including the following:

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Our business model includes the provision of services that represent an alternative to traditional legal services, which subjects us to allegations of UPL. UPL generally refers to an entity or person giving legal advice who is not licensed to practice law or advertising their services as the practice of law. However, laws and regulations defining UPL, and the governing bodies that enforce UPL rules, differ among the various jurisdictions in which we operate and are often vague.

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In the United States, we are unable to hire attorneys as employees to provide legal advice directly to our customers, because we do not meet certain regulatory requirements such as being exclusively owned by licensed attorneys. In addition, we are currently unable to acquire a license to practice law in the United States. Laws, regulations, and professional responsibility rules impose limitations on business transactions between attorneys and persons who are not licensed attorneys, including those related to the ethics of attorney fee-splitting and CPL. This position can be contrasted with that in the United Kingdom, where we operate an ABS, which allows certain corporate entities to become licensed providers of reserved legal activities in that jurisdiction, pursuant to the U.K. Legal Services Act 2007, or the LSA. As the regulatory environment in the United States continues to evolve, we may consider implementing alternative structures to conduct our business in the United States. For example, the Arizona Supreme Court recently approved regulatory reform that will permit nonlawyers to co-own law firms and other legal service operations. While the structure would be legally permissible in Arizona, we cannot assure you that it will insulate us from claims of CPL or UPL in other jurisdictions.

•	Regulation of legal document processing services and registered agent services varies among the jurisdictions in which we conduct business.

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Regulation of our legal plans varies considerably among the insurance departments, bar associations and attorneys general of each U.S. state. In addition, some U.S. states and federal agencies may seek to regulate our legal plans or other subscription plans, such as Business Advantage Plus, as insurance, legal expense insurance, specialized legal service products or financial planning.

Our business operations also subject us to laws and regulations relating to general business practices, and the manner in which we offer our services to customers subjects us to various consumer laws and regulations, including false advertising, payment laws, telephone sales, email marketing, automatic contract or subscription renewal, and deceptive trade practices.

The scope of these laws and regulations are often vague and broad, and their applications and interpretations are often uncertain and conflicting. Compliance with these disparate laws and regulations requires us to structure our business and services differently in certain jurisdictions. Additionally, these laws and regulations are evolving, and changes in such laws could require us to significantly change the ways in we structure our business and services. These laws and regulations could also make it more difficult for us to convert our transactional customers to subscribers or attract new subscribers to grow our subscription services. We dedicate significant management time and expense to dealing with these issues and expect that these issues will continue to be a significant focus as we expand into other services and jurisdictions.

In addition, any failure or perceived failure by us to comply with applicable laws and regulations may subject us to regulatory inquiries, claims, suits and prosecutions. For example, in February 2021, a complaint was filed in California against us alleging violations of the Florida Security of Communications Act for violations of privacy based on a claim of wiretapping. In May 2021, the plaintiffs of this class action complaint filed a notice of dismissal without prejudice. However, these plaintiffs could refile in court or arbitration and may be the subject of similar complaints in the future. We have also incurred in the past, and expect to incur in the future, costs associated with responding to, defending, resolving, and/or settling proceedings, particularly those related to UPL, competitor claims and the provision of our services more generally. We can give no assurance that we will prevail in such regulatory inquiries, claims, suits and prosecutions on commercially reasonable terms or at all. Responding to, defending and/or settling regulatory inquiries, claims, suits and prosecutions may be time-consuming and divert management and financial resources or have other adverse effects on our business. A negative outcome in any of these proceedings may result in claims, changes to or discontinuance of some of our services, potential liabilities or additional costs that could have a material adverse effect on our business, results of operations, financial condition, future prospects and brand.

Our U.K. subsidiary, being a “licensed body” law firm, is subject to restrictions under the LSA.

Under the LSA, there are restrictions on the holding of “restricted interests” in “licensed body” law firms. A restricted interest for the purpose of these restrictions is an interest of 10% or more in the issued share capital of the licensed body or the parent company of such licensed body. As our wholly owned U.K. subsidiary is a licensed body for the purposes of the LSA, the restrictions referred to above will apply to any holder(s) of 10% or more of our common stock following the completion of this offering.

The consent of the U.K. Solicitors Regulatory Authority, or the SRA, is required should any person who is a “non-deemed approved lawyer” seek to acquire a restricted interest. It is a criminal offense in the United Kingdom for any “non-deemed approved lawyer” to acquire a restricted interest without having given prior notification to the SRA or, having given prior notification to the SRA, to acquire a restricted interest without having obtaining the SRA’s consent. The SRA may attach conditions to any consent that it may give in respect of the holding of a restricted interest. However, should any stockholder wish to consider owning a stake in our common stock in excess of this threshold, it is possible for the SRA to be approached and grant pre-approval in advance of any such acquisition.

The SRA can force any person who acquires a restricted interest in contravention of the applicable rules to divest its share ownership in the licensed body (or its parent company). The SRA also has the ability to suspend or revoke the relevant entity’s licensed body status in respect of any such contravention. Any suspension or revocation of our U.K. subsidiary’s licensed body status would have a serious detrimental impact on our business, and, in such circumstances, we would seek to collaborate with the SRA to minimize any resultant business disruption.

If the independent professionals who participate in our or our partner’s networks are characterized as employees, we would be subject to employment and withholding liabilities and regulatory risks.

We structure our relationships with the independent attorneys and independent accountants who participate in our and our partner’s networks in a manner that we believe results in an independent contractor relationship, not an employee relationship. On the other hand, our LZ Tax offering is fulfilled by our own employee accountants and tax professionals. An independent contractor is generally distinguished from an employee by his or her degree of autonomy and independence in providing services. A high degree of autonomy and independence is generally indicative of a contractor relationship, while a high degree of control is generally indicative of an employment relationship. Although we believe that the independent attorneys and independent accountants who participate in our and our partner’s networks are properly characterized as independent contractors, tax or other regulatory authorities may in the future challenge our characterization of these relationships. If such regulatory authorities or state, federal or foreign courts were to determine that these attorneys or accountants are employees, and not independent contractors, we would be required to withhold income taxes, to withhold and pay social security, Medicare and similar taxes, to pay unemployment and other related payroll taxes and could face allegations of UPL or CPL. We would also be liable for unpaid past taxes and subject to penalties. As a result, any determination that these independent attorneys or independent accountants are our employees could have a material adverse effect on our business, results of operations, financial condition and future prospects.

We are subject to stringent and changing laws, regulations and standards, and contractual obligations related to data privacy and security. The actual or perceived failure to comply with applicable data protection, privacy, and security laws, regulations, standards, and other requirements could adversely affect our business, results of operations, and financial conditions.

We are subject to numerous foreign and domestic laws, regulations, and standards regarding privacy and data security governing the personal information and other data that we may collect, store, use, or process. Privacy has become a significant issue in the United States. The regulatory framework for privacy issues is rapidly evolving and is likely to remain uncertain for the foreseeable future. Many government bodies and agencies have adopted or are considering adopting laws and regulations regarding the collection, use, storage, destruction, and disclosure of personal information and breach notification procedures. We are also required to comply with laws, rules and regulations relating to data security. Interpretation of these laws, rules and regulations in applicable jurisdictions is ongoing and cannot be fully determined at this time.

In June 2018, California adopted the California Consumer Privacy Act of 2018, or CCPA, which took effect on January 1, 2020. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA also provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase litigation involving misuse of personal information of California residents. The CCPA may increase our compliance costs and potential liability. In addition, California voters recently approved the California Privacy Rights Act of 2020, or CPRA, which goes into effect on January 1, 2023. It is expected that the CPRA would, among other things, give California residents the ability to limit the use of their personal information, further restrict the use of cross-contextual advertising, establish restrictions on the retention of personal information, expand the types of data breaches subject to the CCPA’s private right of action, provide for increased penalties for CPRA violations concerning California residents under the age of 16, and establish a new California Privacy Protection Agency to implement and enforce the new law. Some observers have noted that the CCPA and CPRA could mark the beginning of a trend of states adopting more stringent privacy legislation in the United States, which could further increase our compliance costs, potential liability and adversely affect our business.

The global data protection landscape is also rapidly evolving, and we expect that there will continue to be new and proposed laws, regulations, and industry standards concerning privacy, data protection, and information security, and we cannot yet determine the impact that such future laws, regulations and standards may have on our business. For example, in May 2018, the General Data Protection Regulation, or the GDPR, went into effect in the EU. The GDPR imposes stringent data protection requirements and to date, has increased compliance burdens on us, including by mandating burdensome documentation requirements and granting certain rights to individuals to control how we collect, use, disclose, retain and process information about them. The GDPR also provides for more robust regulatory enforcement and greater penalties for noncompliance than previous data protection laws, including fines of up to €20 million or 4% of global annual revenue of any noncompliant company for the preceding financial year, whichever is greater.

European data protection laws including the GDPR also generally prohibit the transfer of personal information from Europe to the United States and most other countries unless the parties to the transfer have implemented specific safeguards to protect the transferred personal information. The Court of Justice of the European Union, or CJEU, recently raised questions about whether the European Commission’s Standard Contractual Clauses, one of the primary mechanisms used by U.S. companies to import personal information from Europe, complies with the GDPR. While the CJEU upheld the validity of Standard Contractual Clauses, the CJEU ruled that the underlying data transfers must be assessed on a case-by-case basis by the data controller to determine whether the personal information will be adequately protected. Further, the European Commission recently proposed updates to the Standard Contractual Clauses. At present, there are few if any viable alternatives to the Standard Contractual Clauses and, therefore, there is uncertainty regarding how to ensure that transfers of personal information from Europe to the United States comply with the GDPR. As such, any transfers by us, or our third-party service providers, of personal information from Europe may not comply with European data protection laws; may increase our exposure to the GDPR’s heightened sanctions for violations of its cross-border data transfer restrictions; and may reduce demand for our services from companies subject to European data protection laws. Loss of our ability to transfer personal information from Europe may also require us to increase our data processing capabilities in those jurisdictions at significant expense.

Further, the United Kingdom’s decision to leave the European Union, often referred to as Brexit, has created uncertainty with regard to the regulation of data protection in the United Kingdom, including with respect to whether laws or regulations will apply to us consistent with the GDPR in the future and how data transfers to and from the United Kingdom will be regulated. Following December 31, 2020, and the expiry of transitional arrangements between the United Kingdom and European Union, the data protection obligations of the GDPR continue to apply to U.K.-related processing of personal data in substantially unvaried form under the so-called U.K. GDPR (i.e., the GDPR as it continues to form part of U.K. law by virtue of section 3 of the EU (Withdrawal) Act 2018, as amended). However, going forward, there is increasing risk for divergence in application, interpretation and enforcement of the data protection laws as between the United Kingdom and European Economic Area, or EEA. Furthermore, the relationship between the United Kingdom and the EEA in relation to certain aspects of data protection law remains uncertain. For example, it is unclear whether transfers of personal data from the EEA to the United Kingdom will be permitted to take place on the basis of a future adequacy decision of the European Commission, or whether a transfer mechanism such as the SCCs will be required. Under the post-Brexit Trade and Cooperation Agreement between the European Union and the United Kingdom, the United Kingdom and European Union have agreed that transfers of personal data to the U.K. from EEA member states will not be treated as ‘restricted transfers’ to a non-EEA country for a period of up to four months from January 1, 2021, plus a potential further two months extension, or the “Extended Adequacy Assessment Period.” Although the current maximum duration of the Extended Adequacy Assessment Period is six months, it may end sooner, for example, in the event that the European Commission adopts an adequacy decision in respect of the United Kingdom, or the United Kingdom amends the U.K. GDPR and/or makes certain changes regarding data transfers under the U.K. GDPR/Data Protection Act 2018 without the consent of the European Union (unless those amendments or decisions are made simply to keep relevant U.K. laws aligned with the European Union’s data protection regime). If the European Commission does not adopt an adequacy decision in respect of the United Kingdom prior to the expiry of the Extended Adequacy Assessment Period, from that point onwards the United Kingdom will be an inadequate third country under the GDPR and transfers of personal data from the EEA to the United Kingdom will require a ‘transfer mechanism’ such as the Standard Contractual Clauses.

The type of challenges we face in Europe will likely also arise in other jurisdictions that adopt laws similar in construction to the GDPR or regulatory frameworks of equivalent complexity. For example, Brazil enacted the General Data Protection Law, New Zealand enacted the New Zealand Privacy Act, China released its draft Personal Information Protection Law, and Canada introduced the Digital Charter Implementation Act.

Compliance with these and any other applicable privacy and data security laws, including the Gramm-Leach-Bliley Act and Code Section 7216, and regulations is a rigorous and time-intensive process, and we may be required to put in place additional mechanisms to ensure compliance with the new data protection rules. Any failure or perceived failure by us or third parties working on our behalf to comply with applicable laws and regulations, any privacy and data security obligations pursuant to contract, our stated privacy or security policies, or obligations to customers or other third parties may result in governmental enforcement actions (including fines, penalties, judgments, settlements, imprisonment of company officials and public censure), civil claims, litigation, damage to our brand and reputation and loss of goodwill (both in relation to existing customers and prospective customers), any of which could have a material adverse effect on our business, operations and financial performance.

Additionally, some providers of consumer devices and web browsers have implemented, or announced plans to implement, means to make it easier for Internet users to prevent the placement of cookies or to block other tracking technologies, which could, if widely adopted, result in the use of third-party cookies and other methods of online tracking becoming significantly less effective. The regulation of the use of these cookies and other current online tracking and advertising practices or a loss in our ability to make effective use of services that employ such practices could adversely affect our business, financial condition, and results of operations.

Breaches and other types of security incidents of our networks or systems, or those of our third-party service providers, could negatively impact our ability to conduct our business, our brand and reputation, our ability to retain existing customers and attract new customers, and may cause us to incur significant liabilities and adversely affect our business, results of operations, financial condition, and future prospects.

We collect, use, store, transmit and process data and information about our customers, employees and others, some of which may be sensitive, personal, or confidential. Any actual or perceived breach of our security measures or those of our third-party service providers could adversely affect our business, operations and future prospects. A third party that is able to circumvent our security measures or those of our third-party service providers may access, misappropriate, delete, alter, publish or modify this information, which could cause interruptions in our business and operations, fraud or loss to third parties, regulatory enforcement actions, litigation, indemnity obligations and other possible liabilities, as well as negative publicity. Widespread negative publicity may also result from real, threatened or perceived security compromises affecting our industry, competitors, and customers. Concerns regarding data privacy and security could cause some of our customers to stop using our services and fail to renew their subscriptions. This discontinuance in use and failure to renew could harm our business, results of operations, financial condition, and future prospects.

Our internal computer systems, cloud-based computing services, and those of our current and any future third-party service providers are vulnerable to interruption. Cyberattacks and other malicious internet-based activity, such as computer malware, hacking, and phishing attempts, continue to increase. In addition to traditional computer “hackers,” malicious code (such as viruses, worms and ransomware), social engineering, cyber extortion and personnel theft or misuse, sophisticated nation-state and nation-state supported actors now engage in similar attacks (including advanced persistent threat intrusions). Due to the COVID-19 pandemic, our employees are temporarily working remotely, which may pose additional data security risks. We may also be the subject of denial of service attacks, server malfunction, software or hardware failures, loss of data or other computer assets, adware or other similar issues. While we have security measures in place designed to protect customer information and prevent data loss and other security breaches, we cannot guarantee that our, or our third-party service providers’ security measures will be sufficient to protect against unauthorized access to, or other compromise of, personal information confidential or proprietary information. The techniques used to sabotage or to obtain unauthorized access to our platform, systems, networks and/or physical facilities in which data is stored or through which data is transmitted change frequently, and we have not always been able in the past and may be unable in the future to anticipate such techniques or implement adequate preventative measures or stop security breaches that may arise from such techniques. As a result, our safeguards and preventive measures may not be adequate to prevent current or future cyberattacks and security incidents, including security breaches that may remain undetected for extended periods of time, which can substantially increase the potential for a material adverse impact resulting from the breach.

We are required to comply with laws, rules and regulations that require us to maintain the security of personal information. We may have contractual and other legal obligations to notify relevant stakeholders of security breaches. We operate in an industry that is prone to cyberattacks. Failure to prevent or mitigate cyberattacks could result in the unauthorized access to such data, including personal information. Most jurisdictions have enacted laws requiring companies to notify individuals, regulatory authorities, and others of security breaches involving certain types of data. In addition, our agreements with certain customers and partners may require us to notify them in the event of a security breach. We have experienced and may in the future experience personal information security breaches as to which we are legally required to notify individuals, customers, regulators, the media and others. Such disclosures are costly, could lead to negative publicity, may cause our customers to lose confidence in the effectiveness of our security measures and not use our services, and require us to expend significant capital and other resources to respond to and/or alleviate problems caused by the actual or perceived security breach. In addition, the costs to respond to a cybersecurity event or to mitigate any security vulnerabilities that may be identified could be significant, including costs for remediating the effects of such an event, paying a ransom, restoring data from backups, and conducting data analysis to determine what data may have been affected by the breach. In addition, our efforts to contain or remediate a security breach or any vulnerability exploited to cause a breach may be unsuccessful, and efforts and any related failures to contain or remediate them could result in interruptions, delays, loss in customer trust, harm to our reputation, and increases to our insurance coverage.

We may not have adequate insurance coverage for security incidents or breaches, including fines, judgments, settlements, penalties, costs, attorney fees and other impacts that arise out of incidents or breaches. Although we maintain cyber liability insurance, we cannot assure you that such insurance coverage will be adequate to cover liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all. The successful assertion of one or more large claims against us that exceeds our available insurance coverage, or results in changes to our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have an adverse effect on our business. Our risks are likely to increase as we continue to expand, grow our customer base, and process, store, and transmit increasingly large amounts of confidential, proprietary and sensitive data.

We are subject to anti-corruption, anti-bribery, anti-money laundering, and similar laws, and non-compliance with such laws can subject us to criminal and/or civil liability and harm our business.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the U.K. Bribery Act, and other anti-bribery and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies and their employees and third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities.

While we have policies and procedures to address compliance with such anti-corruption laws, we cannot assure you that all of our employees and agents will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible.

Detecting, investigating and resolving actual or alleged violations of anti-corruption and anti-money laundering laws can require a significant diversion of time, resources, and attention from senior management. In addition, noncompliance with anti-corruption, anti-bribery, or anti-money-laundering laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with certain persons, the loss of export privileges, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations, financial condition and future prospects could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees. Enforcement actions and sanctions could further harm our business, results of operations, financial condition and future prospects.

Risks Relating to Intellectual Property

Our use of open source software could negatively affect our proprietary technologies and our ability to offer and sell subscriptions to our products and could subject us to possible litigation.

Certain of the technologies we currently use incorporate open source software, or OSS, and we expect to continue to utilize OSS in the future. OSS is licensed by its authors under a variety of license types. Some of these licenses (often called “hereditary” or “viral” licenses) contain requirements that could cause us to make available the source code of the modifications or derivative works that we create based upon the licensed OSS, and that we license such modifications or derivative works under the terms of a particular open source license granting third parties certain rights of further use. By the terms of such open source licenses, we also could be required to release the source code of our proprietary (closed-source) software, and to make our proprietary software available under open source licenses, if we combine and/or distribute our proprietary software with such open source software in a manner that triggers the obligation of the license. Although we monitor our use of open source software in a manner designed to avoid such risks, we cannot be sure that all OSS and their associated licenses are reviewed prior to use in our proprietary software, that our programmers have not incorporated open source software into our proprietary software in a manner triggering such adverse licensing obligations, or that they will not do so in the future. Additionally, the terms of many open source licenses have not been interpreted by U.S. or other courts, and these licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to commercialize our products. We may face claims from others claiming ownership of open source software or patents reading on that software, rights to our intellectual property or breach of open source license terms, including a demand for release of material portions of our source code or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation, which could be costly to defend, require us to purchase a costly license (such as a commercial version of an open source license), require us to establish additional specific open source compliance procedures, or require us to devote additional research and development resources to remove open source elements from or otherwise change our solutions, any of which would have a negative effect on our business, results of operations, financial condition and future prospects. Any of the foregoing could disrupt and harm our business, results of operations, financial condition and future prospects.

If we are unable to adequately protect our intellectual property to prevent unauthorized use or appropriation, the value of our brand and other intangible assets, as well as our business, results of operations, financial condition and future prospects may be adversely affected.

We rely and expect to continue to rely on confidentiality and license agreements with our employees, consultants and third parties, and on trademark, copyright, trade secret, and domain name protection laws, to protect our proprietary rights. We have no issued patents, and have 17 U.S. trademark registrations and 17 pending U.S. trademark applications, and additional trademark registrations outside of the United States. Third parties may knowingly or unknowingly infringe on or challenge our proprietary rights, and pending and future trademark or other intellectual property applications may not be approved. In addition, effective intellectual property protection may not be available in every country in which we operate or intend to operate our business. In these cases, we may expend significant time and expense to prevent infringement and enforce our rights. We cannot assure you that others will not offer services or concepts that are substantially similar to ours and compete with our business. If the protection of our proprietary rights is inadequate to prevent unauthorized use or appropriation, the value of our brand and other intangible assets may be diminished and competitors may be able to more effectively mimic our services, business practices or operations, which may have an adverse effect on our business, results of operations, financial condition and future prospects.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and proprietary information.

We have devoted substantial resources to the development of our intellectual property and proprietary rights. In order to protect our intellectual property and proprietary rights, we rely in part on confidentiality agreements with our employees, licensees, independent contractors and other advisors. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Risks Relating to Ownership of Our Common Stock and this Offering

The market price of our common stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price, if at all.

The initial public offering price for our common stock was determined through negotiations between the underwriters and us and may vary from the market price of our common stock following our initial public offering. If you purchase shares of our common stock in this offering, you may not be able to resell those shares at or above the initial public offering price, if at all. We cannot assure you that the initial public offering price of our common stock, or the market price following this offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to this offering. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our revenue and results of operations;

•	the operating and financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	variance in our financial performance from expectations of securities analysts;

•	increase or loss of customers;

•	fluctuations in product sales mix;

•	changes in our pricing strategy or those of our competitors;

•	developments in new legislation and pending lawsuits or regulatory actions, including interim or final rulings by judicial or regulatory bodies;

•	our involvement in any litigation;

•	actual or anticipated changes in our growth rate relative to those of our competitors;

•	announcements of technological innovations or new services offered by us or our competitors;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital-raising activities or commitments;

•	additions or departures of key personnel;

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actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or investor expectations;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

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additional shares of our common stock or other securities being sold into the market by us or our existing stockholders or the anticipation of such sales, including if existing stockholders sell shares into the market when applicable “lock-up” periods end;

•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events; and

•	general economic, political, regulatory and market conditions.

Broad market and industry fluctuations, as well as general economic, political, regulatory and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of our common stock. If the market price of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could adversely affect our business, results of operations, financial condition and future prospects.

In addition, the cornerstone investors have indicated an interest in purchasing up to an aggregate of up to $75.0 million each (up to $150.0 million in the aggregate) of the shares of common stock offered in this offering at the initial public offering price. Because this indication of interest is not a binding agreement or commitment to purchase, the cornerstone investors may decide to purchase more, less or no shares of our common stock in this offering, or the underwriters may decide to sell more, less or no shares of our common stock in this offering to the cornerstone investors. If one or more of the cornerstone investors are allocated all or a portion of the shares in which they have indicated an interest in this offering or more, and purchase any such shares, such purchase could reduce the available public float for our shares if the cornerstone investors hold such shares long term.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is performing well.

Sales of a substantial number of shares of our common stock in the public market after our initial public offering, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our common stock. After this offering and the concurrent private placement, we will have 193,796,831 outstanding shares of common stock, based on the number of shares of our common stock outstanding as of March 31, 2021, assuming no exercise by the underwriters’ option to purchase additional shares in this offering. This number includes 19,121,000 shares that we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates. The remaining 174,675,831 shares of our common stock outstanding after this offering and the concurrent private placement, based on 171,461,546 shares outstanding as of March 31, 2021, are currently restricted as a result of securities laws, lock-up agreements or other contractual restrictions that restrict transfers for at least 180 days after the date of this prospectus, subject to certain exceptions, but will generally be able to be sold after the offering as described in the sections titled “Shares Eligible for Future Sale” and “Underwriting.” The shares of common stock sold in the concurrent private placement to entities affiliated with TCV, an existing stockholder, will also be subject to restrictions under the applicable securities laws and the lock-up agreement described in the sections titled “Shares Eligible for Future Sale” and “Underwriting.”

After this offering and the concurrent private placement, the holders of up to 133,976,269 shares of common stock, including the shares issued in the concurrent private placement, will be entitled to rights pursuant to an investors’ rights agreement and related agreements, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. If these holders of our common stock sell a large number of shares by exercising their registration rights, they could adversely affect the market price for our common stock. If we file a registration statement for the purposes of selling additional shares to raise capital and are required to include shares held by these holders pursuant to the exercise of their registration rights, our ability to raise capital may be impaired. We intend to register all shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the section titled “Underwriting.”

No public market for our common stock currently exists, and an active public trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market for our common stock. Although our common stock has been approved for listing on The Nasdaq Stock Market LLC, an active trading market may not develop following the completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution.

The initial public offering price of our common stock will be substantially higher than the pro forma as adjusted net tangible book value per share of our common stock as of March 31, 2021, immediately after this offering and the concurrent private placement. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our pro forma as adjusted net tangible book value per share immediately after this offering and the concurrent private placement. Based on the initial public offering price of $28.00 per share, you will experience immediate dilution of $27.70 per share, or $27.32 per share if the underwriters exercise their option to purchase additional shares in this offering in full, representing the difference between our pro forma as adjusted net tangible book value per share after this offering and the concurrent private placement and the initial public offering price per share. If outstanding options or RSUs are exercised or settled in the future, you will experience additional dilution. See the section titled “Dilution” for additional information.

We have broad discretion in the use of our cash and cash equivalents, including the net proceeds from this offering and the concurrent private placement, and may use them ineffectively, in ways with which you do not agree or in ways that do not increase the value of your investment.

We intend to use the net proceeds to us from this offering and the concurrent private placement primarily for general corporate purposes, including working capital and capital expenditures, and to repay in full $523.0 million of the outstanding indebtedness under the 2018 Term Loan. We may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, solutions, businesses or assets that complement our business or operations, although we have no present commitments or agreements to enter into any such acquisitions or investments after this offering. However, we will have broad discretion over the uses of the net proceeds, as well as our cash and cash equivalents, and we may spend or invest them in ways that our stockholders disagree with, that cause the price of our common stock to decline or that could adversely affect our business, results of operations, financial condition and future prospects.

We do not intend to pay dividends for the foreseeable future, which could reduce the attractiveness of our stock to some investors.

Although we have paid cash dividends to our stockholders in the past, we currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors. In addition, the Amended and Restated Credit Agreement contains restrictions on our ability to pay dividends. As a result, you must rely on sales of your common stock after price appreciation, which may never occur, as the only way to realize any future gains on your investments for the foreseeable future.

Concentration of ownership of our common stock among our existing executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions.

Based upon our shares of our common stock outstanding as of April 30, 2021, upon the completion of this offering and the concurrent private placement, our executive officers, directors and stockholders who owned more than 5% of our outstanding common stock before this offering will, in the aggregate, beneficially own shares representing approximately 64.8% of our outstanding common stock. If our executive officers, directors and stockholders who owned more than 5% of our outstanding common stock acted together, they may be able to significantly influence all matters requiring stockholder approval, including the election and removal of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. The concentration of voting power and transfer restrictions could delay or prevent an acquisition of our company on terms that other stockholders may desire or result in the management of our company in ways with which other stockholders disagree.

In addition, pursuant to a director nomination agreement entered into between us and each of (i) LucasZoom, LLC (collectively with its affiliated investment entities, “Permira”) and (ii) FPLZ I, L.P. and FPLZ II, L.P. (together with FPLZ I, L.P. and their affiliated investment entities, “FP”, and together with Permira, the “Lead Sponsors”), we will have the obligation to support the nomination of, and to cause our board of directors to include in the slate of nominees recommended to our stockholders for election, a number of designees equal to at least: (i) two individuals for so long as each Lead Sponsor continuously from the time of the completion of this offering beneficially owns shares of common stock representing at least 50% of the shares of common stock owned by such Lead Sponsor immediately following the completion of this offering and (ii) one individual for so long as each Lead Sponsor continuously from the time of the completion of this offering beneficially owns shares of common stock representing at least 25% but less than 50% of the shares of common stock owned by such Lead Sponsor immediately following the completion of this offering. For more information regarding the director nomination agreement, see the section titled “Management—Board Composition.” Each of Permira and FP, and their respective affiliates, may therefore have influence over management and control over matters requiring stockholder approval, including the annual election of directors and significant corporate transactions following the completion of this offering.

Further, our amended and restated certificate of incorporation, which will be in effect upon the completion of this offering, will provide that the doctrine of “corporate opportunity” will not apply with respect to certain parties to our investors’ rights agreement, in each case together with their respective affiliates, and its and their affiliates’ directors, partners, principals, officers, members, managers and/or employees. See “—Our amended and restated certificate of incorporation will provide that the doctrine of “corporate opportunity” will not apply with respect to certain parties to our investors’ rights agreement.”

Participation in this offering by entities affiliated with TCV, an existing stockholder, could reduce the public float for our shares.

Certain entities affiliated with TCV, an existing stockholder, have agreed, subject to certain conditions, to purchase a number of shares of common stock with an aggregate purchase price of approximately $90.0 million, at a price per share equal to the initial public offering price. Based upon the initial public offering price of $28.00 per share, this will be 3,214,285 shares of common stock. This purchase could reduce the available public float for our shares if such entities hold these shares long term.

Provisions in our corporate charter documents and provisions under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our corporate charter and our bylaws that will become effective upon the completion of this offering may discourage, delay or prevent a merger, acquisition or other change in control of us that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions also could limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, these provisions:

•	establish a classified board of directors such that not all members of the board are elected at one time;

•	allow the authorized number of our directors to be changed only by resolution of our board of directors;

•	limit the manner in which stockholders can remove directors from the board;

•	establish advance notice requirements for stockholder proposals that can be acted on at stockholder meetings and nominations to our board of directors;

•	require that stockholder actions must be effected at a duly called stockholder meeting and prohibit actions by our stockholders by written consent;

•	limit who may call stockholder meetings;

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authorize our board of directors to issue preferred stock without stockholder approval, which could be used to institute a stockholder rights plan, or so-called “poison pill,” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors; and

•	require the approval of the holders of at least 66 2/3% of the votes that all our stockholders would be entitled to cast to amend or repeal certain provisions of our charter or bylaws.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns 15% or more of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired 15% or more of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. These provisions could discourage potential acquisition proposals and could delay or prevent a change in control transaction. They could also have the effect of discouraging others from making tender offers for our common stock, including transactions that may be in your best interests. These provisions may also prevent changes in our management or limit the price that investors are willing to pay for our stock.

Our amended and restated certificate of incorporation will provide that the doctrine of “corporate opportunity” will not apply with respect to certain parties to our investors’ rights agreement.

The doctrine of corporate opportunity generally provides that a corporate fiduciary may not develop an opportunity using corporate resources, acquire an interest adverse to that of the corporation or acquire property that is reasonably incident to the present or prospective business of the corporation or in which the corporation has a present or expectancy interest, unless that opportunity is first presented to the corporation and the corporation chooses not to pursue that opportunity. The doctrine of corporate opportunity is intended to preclude officers or directors or other fiduciaries from personally benefiting from opportunities that belong to the corporation. Our amended and restated certificate of incorporation, which will be in effect upon the completion of this offering, will provide that the doctrine of “corporate opportunity” will not apply with respect to certain parties to our investors’ rights agreement, in each case together with their respective affiliates, and its and their affiliates’ directors, partners, principals, officers, members, managers and/or employees. LucasZoom, LLC, Permira Advisers LLC, FPLZ I, L.P., FPLZ II, L.P., GPI Capital Gemini Holdco, LP, TCV IX, L.P., TCV IX (A), L.P., TCV IX (B), L.P., TCV Member Fund, L.P., TCV IX (A) Opportunities, L.P., Bryant Stibel Growth, LLC and Bryant-Stibel Fund, I LLC or their affiliates will, therefore, have no duty to communicate or present corporate opportunities to us, and will have the right to either hold any corporate opportunity for their (and their affiliates’) own account and benefit or to recommend, assign or otherwise transfer such corporate opportunity to persons other than us. As a result, certain of our stockholders, directors and their respective affiliates will not be prohibited from operating or investing in competing businesses. We, therefore, may find ourselves in competition with certain of our stockholders, directors or their respective affiliates, and we may not have knowledge of, or be able to pursue, transactions that could potentially be beneficial to us. Accordingly, we may lose a corporate opportunity or suffer competitive harm, which could negatively impact our business, operating results and financial condition.

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated certificate of incorporation, as will be in effect upon the completion of this offering, will provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court thereof shall be the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:

•	any derivative claim or cause of action brought on our behalf;

•	any claim or cause of action asserting a breach of fiduciary duty owed by any of our current or former directors, officers or other employees to us or our stockholders;

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any claim or cause of action against us or any of our current or former directors, officers or other employees arising under the Delaware General Corporation Law, our amended and restated certificate of incorporation and amended and restated bylaws;

•	any claim or cause of action arising under or seeking to interpret our amended and restated certificate of incorporation or our amended and restated bylaws; and

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any claim or cause of action against us or any of our current or former directors, officers or other employees that is governed by the internal affairs doctrine or otherwise related to our internal affairs.

The provisions would not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, or the Exchange Act. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation will further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering.

While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. If a court were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with resolving the dispute in other jurisdictions, all of which could seriously harm our business.

General Risk Factors

As a public company, we will be subject to more stringent federal and state law requirements.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Act, the listing requirements of The Nasdaq Stock Market LLC, and other applicable securities rules and regulations. Despite reforms made possible by the Jumpstart Our Business Startups Act of 2012 (the JOBS Act), compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business, results of operations, financial condition and future prospects could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our brand and reputation, business, results of operations, financial condition and future prospects.

We may also be subject to more stringent state law requirements. For example, on September 30, 2018, California Governor Jerry Brown signed into law Senator Bill 826, or SB 826, which generally requires public companies with principal executive offices in California to have a minimum number of females on the company’s board of directors. By December 31, 2019, each public company with principal executive offices in California was required to have at least one female on its board of directors. By December 31, 2021, each public company is required to have at least two females on its board of directors if the company has at least five directors, and at least three females on its board of directors if the company has at least six directors. The new law does not provide a transition period for newly listed companies. Additionally, on September 30, 2020, California Governor Gavin Newsom signed into law Assembly Bill 979, or AB 979, which generally requires public companies with principal executive offices in California to include specified numbers of directors from “underrepresented communities.” A director from an “underrepresented community” means a director who self-identifies as Black, African American, Hispanic, Latino, Asian, Pacific Islander, Native American, Native Hawaiian, Alaska Native, gay, lesbian, bisexual or transgender. By December 31, 2021, each public company with principal executive offices in California is required to have at least one director from an underrepresented community. By December 31, 2022, a public company with more than four but fewer than nine directors will be required to have a minimum of two directors from underrepresented communities, and a public company with nine or more directors will need to have a minimum of three directors from underrepresented communities. Similar to SB 826, AB 979 does not provide a transition period for newly listed companies. If we fail to comply with either SB 826 or AB 979, we could be fined by the California Secretary of State, with a $100,000 fine for the first violation and a $300,000 fine for each subsequent violation of either law, and our reputation may be adversely affected.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.

Our stock price and trading volume will be heavily influenced by the way analysts and investors interpret our financial information and other disclosures. If securities or industry analysts do not publish research or reports about our business, delay publishing reports about our business or publish negative reports about our business, regardless of accuracy, our stock price and trading volume could decline.

The trading market for our common stock will, to some extent, depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price would likely decline. If one or more of these analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline. Even if our common stock is actively covered by analysts, we do not have any control over the analysts or the measures that analysts or investors may rely upon to forecast our future results. Over-reliance by analysts or investors on any particular metric to forecast our future results may result in forecasts that differ significantly from our own.

Regardless of accuracy, unfavorable interpretations of our financial information and other public disclosures could have a negative impact on our stock price. If our financial performance fails to meet analyst estimates, for any of the reasons discussed above or otherwise, or one or more of the analysts who cover us downgrade our common stock or change their opinion of our common stock, our stock price would likely decline.

The COVID-19 pandemic could have an adverse effect on our business, financial condition, results of operations and prospects.

In connection with the COVID-19 pandemic, governments have implemented significant measures, including closures, quarantines, travel restrictions and other social distancing directives, intended to control the spread of the virus. Companies have also taken precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses. To the extent that these restrictions remain in place, additional prevention and mitigation measures are implemented in the future, or there is uncertainty about the effectiveness of these or any other measures to contain or treat COVID-19, there has been and continues to be an adverse impact on global economic conditions and consumer confidence and spending, which could adversely affect our business as well as the demand for our products. The fluid nature of the COVID-19 pandemic and uncertainties regarding the related economic impact are likely to result in sustained market turmoil, which could also have an adverse effect on our business, financial condition, results of operations and prospects.

Further, the COVID-19 pandemic may impact customer demand. Our customers may be impacted if governments continue to implement regional business closures, quarantines, travel restrictions and other social distancing directives to slow the spread of the virus. To the extent our customers’ operations are negatively impacted, our customers may reduce demand for or spending on our products, or customers may delay payments to us or request payment or other concessions. There may also be significant reductions or volatility in demand for our services, as well as the temporary inability of customers to purchase our products due to illness, quarantine or financial hardship, shifts in demand away from one or more of our products, decreased consumer confidence and spending or pantry-loading activity, any of which may negatively impact our results, including as a result of an increased difficulty in planning for operations. While, in 2020, we saw tailwinds in our business driven by the COVID-19 pandemic, as individuals and small businesses turned to online services given the relative inaccessibility of offline alternatives, and we believe these shifts represent an acceleration of existing trends toward greater adoption of online services, these tailwinds and trends could moderate or reverse over time.

The extent of the COVID-19 pandemic’s effect on our operational and financial performance will depend on future developments, including the duration and intensity of the pandemic, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. As a result, it is not currently possible to ascertain the overall impact of the COVID-19 pandemic on our business. However, if the pandemic continues to persist as a severe worldwide health crisis, the disease could have an adverse effect on our business, financial condition, results of operations and prospects, and may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to “emerging growth companies” will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of some or all of these reporting exemptions until we are no longer an “emerging growth company.” We will remain an “emerging growth company” until the earlier of (i) the last day of the fiscal year following the fifth anniversary of the completion of this offering, (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion, (iii) the last day of the first fiscal year in which we are deemed to be a large accelerated filer, which means in part that the market value of our common stock that is held by non-affiliates equals or exceeds $700 million as of the prior June 30th, and (iv) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

As an “emerging growth company,” the JOBS Act allows us to delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not “emerging growth companies.”

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

U.S. generally accepted accounting principles, or GAAP, are subject to interpretation by the Financial Accounting Standards Board, or FASB, the U.S. Securities and Exchange Commission, or SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results and could affect the reporting of transactions completed before the announcement of a change. In February 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases, also known as ASC 842, which will require lessees to recognize a right-of-use assets and lease liabilities for operating leases, initially measured at the present value of the lease payments, on its balance sheet for operating leases. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis.

We are planning to adopt ASC 842 effective January 1, 2022. We are in the process of evaluating the impact ASC 842 will have on our consolidated financial statements and related disclosures. Our prior historical financial information for the year ended December 31, 2020 and three months ended March 31, 2021 and prior periods will continue to be reported in accordance with historical accounting standards. These or other changes to existing rules may harm our operating results and affect the comparability of our results from period to period.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections titled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our strategy, future financial condition, future operations, projected costs, prospects, plans, objectives of management and expected market growth, are forward-looking statements. These statements may relate to, but are not limited to, expectations of future operating results or financial performance, capital expenditures, use of proceeds from this offering and the concurrent private placement, introduction of new services and enhancements to our current platform, regulatory compliance, target ratio of lifetime value to customer acquisition costs, plans for growth and future operations, the size of our addressable market and market trends, as well as assumptions relating to the foregoing. In some cases you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “aim,” “intend,” “may,” “plan,” “potential,” “project,” “should,” “will,” “would,” or the negative or plural of these words or similar expressions. Actual events or results may differ from those expressed in these forward-looking statements, and these differences may be material and adverse.

We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, prospects, business strategy and financial needs. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, assumptions and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. These risks are not exhaustive. Other sections of this prospectus include additional factors that could adversely affect our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations, except as required by law.

MARKET, INDUSTRY AND OTHER DATA

This prospectus contains estimates and information concerning our industry, including market size and growth of the markets in which we participate, that are based on industry publications and reports. In some cases, we do not expressly refer to the sources from which these estimates and information are derived. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications and reports.

The sources of certain statistical data, estimates, and forecasts contained in this prospectus are the following independent industry sources:

•	Center for American Progress, Making Justice Equal, December 2016.

•	Ernst & Young Global Limited, How COVID-19 has triggered a spring toward smarter health care, March 2021.

•	IBISWorld, Online Legal Services, Cyber security: Persistent expansion in the total number of US businesses will likely increase the industry’s client base, November 2020.

•	MBO Partners, The State of Independence in America 2020, December 2020.

•	McKinsey & Company, Elevating Customer Experience Excellence in the Next Normal, May 2020.

•	NSBA—National Small Business Association, or NSBA, 2017 NSBA Small Business Regulations Survey, January 2017.

•	Themis Solutions Inc., Legal Trends Report Powered by Clio, 2018.

•	Themis Solutions Inc., Legal Trends Report by Clio, 2019.

In addition, statements in this prospectus referring to Dynata refer to the collection and analysis of aided and unaided brand awareness data that is shared with us on a quarterly basis by Dynata LLC, a global online market research firm, based on surveys hosted by Dynata from the period of 2015-2020. “Aided brand awareness” means the percentage of survey respondents who expressed knowledge of a specific brand when asked about that brand by name and “unaided brand awareness” means the percentage of survey respondents who expressed knowledge of a specific brand without mentioning the name of that brand when asked about awareness of online legal services.

Statements in this prospectus referring to the Kantar study refer to an addressable market sizing study of small businesses under 50 employees and consumers aged 25-65 in the United States conducted with data provided by Kantar Consulting, a marketing and sales consultancy, in February 2019, which we commissioned.

Statements in this prospectus referring to the Magid study refer to a small and mid-sized business opportunities study based on panel data of business owners and LegalZoom customers conducted by Magid Consulting Inc. in March 2021, which we commissioned.

We monitor our estimated share of total business formations in the United States every year, which we estimate to be 4.4 million. There are many widely-cited sources of data on small business formation. The U.S. Census reports business formation statistics for new businesses with employees. This data relates to employer firms, and is based on new employer identification number, or EIN, applications with the IRS and statistical estimates of the number of EIN applications that will result in a new employee. In 2020, there were 4.4 million EIN applications, with 1.5 million categorized as high propensity to turn into a business with payroll. The U.S. Census also reports the total number of sole proprietorships operating in the United States based on IRS filings. A small business is considered a sole proprietorship by default if it does not officially form. However, sole proprietorships that have formed as an LLC may file with the IRS as a sole proprietorship. There is no reliable data for the number of LLCs in operation or the number of new sole proprietorships formed. We analyze employer firm data and secretary of state filings to derive our estimate of small businesses formed each year.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the shares of our common stock in this offering and the concurrent private placement will be approximately $586.0 million, based on the initial public offering price of $28.00 per share, and after deducting underwriting discounts and commissions, estimated offering expenses payable by us and the placement agent fee for the concurrent private placement. If the underwriters’ option to purchase additional shares from us in this offering is exercised in full, we estimate that our net proceeds will be approximately $661.9 million, after deducting underwriting discounts and commissions, estimated offering expenses payable by us and the placement agent fee for the concurrent private placement.

The principal purposes of this offering and the concurrent private placement are to increase our capitalization and financial flexibility, create a public market for our common stock and facilitate our future access to the public capital markets. We currently intend to use the net proceeds to us from this offering and the concurrent private placement primarily (1) to repay in full $523.0 million of outstanding indebtedness under our 2018 Credit Agreement, which matures on November 21, 2024, and which may carry, at our option, an interest rate equal to either (a) LIBOR (or a comparable successor rate approved by the administrative agent and us), plus a margin of 4.50% per annum, or (b) the base rate plus a margin of 3.50% per annum, which margin may decrease depending on our total net first lien leverage ratio, and with the base rate being the highest of (i) the federal funds rate plus 1/2 of 1%, (ii) the prime rate as publicly announced by JPMorgan Chase, (c) LIBOR plus 1.00%, and (d) 2%, which indebtedness is as further described in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Borrowings,” and (2) for general corporate purposes, including working capital, operating expenses and capital expenditures. We may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, businesses, products, services or other assets that complement our business or operations, although we have no present commitments or agreements to enter into any acquisitions or investments.

The expected use of net proceeds from this offering and the concurrent private placement represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. We cannot predict with certainty all of the particular uses for the proceeds of this offering and the concurrent private placement or the amounts that we will actually spend on the uses set forth above. Our management will have broad discretion in applying the net proceeds of this offering and the concurrent private placement. Pending their use, we intend to invest the net proceeds of this offering and the concurrent private placement in a variety of capital-preservation investments, including short- and intermediate-term investments, interest-bearing investments, investment-grade securities and government securities and money market funds.

DIVIDEND POLICY

Although we have paid cash dividends on our capital stock in the past, we currently intend to retain any future earnings for use in the operation of our business and do not intend to declare or pay any cash dividends in the foreseeable future. Any further determination to pay dividends on our capital stock will be at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our board of directors considers relevant. In addition, the Amended and Restated Credit Agreement contains restrictions on our ability to pay dividends.

CAPITALIZATION

The following table shows our cash and cash equivalents, restricted cash equivalent and our capitalization as of March 31, 2021 on:

•	an actual basis;

•

a pro forma basis, giving effect to: (1) the automatic conversion of all 23,081,080 shares of our outstanding redeemable convertible preferred stock as of March 31, 2021 into an aggregate of 46,162,160 shares of our common stock upon the completion of this offering and the related reclassification of the carrying value of the redeemable convertible preferred stock to stockholders’ deficit upon the completion of this offering; (2) additional stock-based compensation expense of approximately $2.6 million associated with RSUs for which the performance condition is satisfied upon the completion of this offering, assuming the offering occurred on March 31, 2021, recorded as an increase to additional paid-in capital and accumulated deficit; (3) additional stock-based compensation expense of approximately $15.8 million associated with options and RSUs for certain executive officers and employees that for retention purposes we modified in connection this offering, assuming the offering and the modification of the options and RSUs occurred on March 31, 2021, recorded as an increase to additional paid-in capital and accumulated deficit; (4) the lapse of the restriction on $25.0 million of our restricted cash equivalent in June 2021 upon the release of collateral related to a personal loan by a former executive; and (5) the filing and effectiveness of our amended and restated certificate of incorporation immediately after the completion of this offering; and

•

a pro forma as adjusted basis, giving effect to the pro forma adjustments discussed above, and giving further effect to: (1) the sale of shares of common stock in this offering and the concurrent private placement by us at the initial public offering price of $28.00 per share, after deducting underwriting discounts and commissions, estimated offering expenses payable by us and the placement agent fee for the concurrent private placement and (2) the repayment in full of $523.0 million of outstanding indebtedness under the 2018 Term Loan after the completion of this offering and recognition of a loss on debt extinguishment of $8.3 million recorded in accumulated deficit associated with the write-off of unamortized debt issuance costs, assuming the repayment and extinguishment occurred on March 31, 2021.

You should read this table together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of March 31, 2021
	(Unaudited)
	Actual	Pro Forma	Pro Forma, As Adjusted
	(in thousands, except share and par value data)
Cash and cash equivalents	$141,175	$166,175	$229,212

Restricted cash equivalent	$25,000	$—	$—

Long-term debt - total excluding deferred issuance costs(1)	$522,963	$522,963	$—

Redeemable convertible preferred stock, $0.001 par value: 30,512,000 shares authorized, 23,081,080 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	70,906	—	—

Stockholders’ (deficit) equity:
Preferred stock, $0.001 par value: no shares authorized, issued and outstanding, actual; 100,000,000 shares authorized and no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, $0.001 par value: 264,720,000 shares authorized, 125,299,386 shares issued outstanding, actual; 1,000,000,000 shares authorized, pro forma and pro forma as adjusted; 171,461,546 shares issued and outstanding pro forma, and 193,796,831 shares issued and outstanding pro forma as adjusted	126	172	194
Additional paid-in capital	106,288	195,597	781,567
Accumulated other comprehensive loss	(10,863)	(10,863)	(10,863)
Accumulated deficit	(649,171)	(667,620)	(675,954)

Total stockholders’ (deficit) equity	(553,620)	(482,714)	94,944

Total capitalization	$40,249	$40,249	$94,944

(1)	Excludes debt issuance costs of $8.3 million.

If the underwriters exercise their option to purchase additional shares of common stock from us in full, pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity, total capitalization, and shares of common stock outstanding as of March 31, 2021 would be $305.1 million, $857.5 million, $170.8 million, $170.8 million and 196,664,981, respectively. The pro forma as adjusted information set forth above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

The total number of shares of our common stock issued and outstanding, pro forma and pro forma as adjusted, in the table above is based on 171,461,546 shares of common stock outstanding as of March 31, 2021, which gives effect to the pro forma transactions described above and excludes:

•

14,952,784 shares of common stock issuable upon the exercise of outstanding options as of March 31, 2021, granted pursuant to our 2016 Stock Incentive Plan, or 2016 Plan, at a weighted-average exercise price of $8.93 per share;

•	3,308,780 shares of common stock issuable upon the settlement of RSUs outstanding as of March 31, 2021, granted pursuant to our 2016 Plan;

•	504,487 shares of common stock issuable upon the settlement of RSUs granted subsequent to March 31, 2021;

•

388,389 shares of common stock issuable upon the settlement of RSUs and options to purchase 970,970 shares of our common stock based on the initial public offering price of $28.00 per share, granted to certain of our executive officers pursuant to the 2016 Plan, which RSUs and options were contingent upon the effectiveness of this offering;

•

up to 18,946,871 shares of our common stock reserved for future issuance under our 2021 Equity Incentive Plan, or 2021 Plan, which became effective immediately prior to the execution of the underwriting agreement related to this offering, as well as any future automatic annual increases in the number of shares of common stock reserved for issuance under our 2021 Plan; and

•

3,552,538 shares of our common stock reserved for future issuance under our 2021 Employee Stock Purchase Plan, or ESPP, which became effective immediately prior to the execution of the underwriting agreement related to this offering, as well as any future automatic annual increases in the number of shares of common stock reserved for issuance under our ESPP.

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value (deficit) per share of our common stock immediately after this offering and the concurrent private placement. The historical net tangible book value (deficit) as of March 31, 2021 was $(591.9) million, or $(4.72) per share. Our historical net tangible book value (deficit) per share represents total tangible assets, less total liabilities and redeemable convertible preferred stock, divided by the aggregate number of shares of common stock outstanding as of March 31, 2021.

Our pro forma net tangible book value (deficit) as of March 31, 2021 was $(521.0) million, or $(3.04) per share of our common stock, based on the total number of shares of our common stock outstanding as of that date. Pro forma net tangible book value (deficit) per share represents our total tangible assets less our total liabilities, divided by the number of outstanding shares of common stock, after giving effect to: (1) the automatic conversion of all 23,081,080 shares of our outstanding redeemable convertible preferred stock as of March 31, 2021 into an aggregate of 46,162,160 shares of our common stock upon the completion of this offering and the related reclassification of the carrying value of the redeemable convertible preferred stock to stockholders’ deficit upon the completion of this offering; (2) additional stock-based compensation expense of approximately $2.6 million associated with certain RSUs for which the performance condition is satisfied upon the completion of this offering, assuming the offering occurred on March 31, 2021, recorded as an increase to additional paid-in capital and accumulated deficit; (3) additional stock-based compensation expense of approximately $15.8 million associated with options and RSUs for executive officers and employees that for retention purposes we modified in connection with this offering, assuming the offering and the modification of the options and RSUs occurred on March 31, 2021, recorded as an increase to additional paid-in capital and accumulated deficit; and (4) the lapse of the restriction on $25.0 million of our restricted cash equivalent in June 2021 upon the release of collateral related to a personal loan by a former executive.

After giving effect to (1) the sale of 19,121,000 shares of common stock in this offering and the concurrent private placement at the initial public offering price of $28.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and (2) the repayment in full of $523.0 million of our outstanding indebtedness under the 2018 Term Loan and associated loss on debt extinguishment after the completion of this offering, our pro forma as adjusted net tangible book value as of March 31, 2021 would have been $58.0 million, or $0.30 per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $5.02 per share to our existing stockholders compared to our historical tangible book value, and an immediate dilution of $27.70 per share to new investors purchasing common stock in this offering and the concurrent private placement.

The following table illustrates this dilution on a per share basis to new investors and concurrent private placement investors:

Initial public offering price per share		$28.00
Historical net tangible book value (deficit) per share as of March 31, 2021	$(4.72)
Pro forma increase in net tangible book value per share as of March 31, 2021 attributable to the pro forma transactions described above	1.68

Pro forma net tangible book value (deficit) per share as of March 31, 2021	(3.04)
Increase in pro forma net tangible book value per share attributable to new investors participating in this offering and the concurrent private placement	3.34

Pro forma as adjusted net tangible book value per share, as adjusted to give effect to this offering and the concurrent private placement		0.30

Dilution per share to new investors participating in this offering and the concurrent private placement		$27.70

If the underwriters exercise in full their option to purchase an additional 2,868,150 shares of our common stock from us, the pro forma as adjusted net tangible book value per share of our common stock after giving effect to this offering and the concurrent private placement would be $0.68 per share, and immediate dilution of $27.32 per share to new investors and concurrent private placement investors participating in this offering and the concurrent private placement.

The following table summarizes, on a pro forma as adjusted basis as of March 31, 2021, after giving effect to the pro forma adjustments described above, the difference among existing stockholders, new investors purchasing shares of common stock in this offering and the concurrent private placement investors with respect to the number of shares purchased from us, the total consideration paid to us, and the average price per share paid by our existing stockholders or to be paid by investors purchasing shares in this offering and the concurrent private placement at the offering price of $28.00 per share, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	171,461,546	88.5%	$60,594,575	8.8%	$0.35
New investors	19,121,000	9.9	$535,388,000	78.0	$28.00
Concurrent private placement investors	3,214,285	1.6	$89,999,980	13.2	$28.00

Totals	193,796,831	100.0%	$685,982,555	100.0%

After giving effect to the sale of shares in this offering by us and the concurrent private placement, if the underwriters exercise in full their option to purchase additional shares from us, existing shareholders would own 87.2% of the total number of shares of our common stock outstanding following the completion of this offering and the concurrent private placement, and new investors and concurrent private placement investors would own 12.8% of the total number of shares outstanding following the completing of this offering and the concurrent private placement.

The foregoing table and calculations (other than the historical net tangible book value calculation) are based on 171,461,546 shares common stock outstanding as of March 31, 2021, which gives effect to the pro forma transactions described above and excludes:

•

14,952,784 shares of common stock issuable upon the exercise of outstanding options as of March 31, 2021, granted pursuant to our 2016 Stock Incentive Plan, or 2016 Plan, at a weighted-average exercise price of $8.93 per share;

•	3,308,780 shares of common stock issuable upon the settlement of RSUs outstanding as of March 31, 2021, granted pursuant to our 2016 Plan;

•	504,487 shares of common stock issuable upon the settlement of RSUs granted subsequent to March 31, 2021;

•

388,389 shares of common stock issuable upon the settlement of RSUs and options to purchase 970,970 shares of our common stock based on the initial public offering price of $28.00 per share, granted to certain of our executive officers pursuant to the 2016 Plan, which RSUs and options were contingent upon the effectiveness of this offering;

•

up to 18,946,871 shares of our common stock reserved for future issuance under our 2021 Plan, which became effective immediately prior to the execution of the underwriting agreement related to this offering, as well as any future automatic annual increases in the number of shares of common stock reserved for issuance under our 2021 Plan; and

•	3,552,538 shares of our common stock reserved for future issuance under our ESPP, which became effective immediately prior to the execution of the underwriting agreement related to this offering, as well as any future automatic annual increases in the number of shares of common stock reserved for issuance under our ESPP.

To the extent that any outstanding options are exercised, new options or other equity awards are issued under our equity incentive plans, or we issue additional shares in the future, there will be further dilution to new investors and concurrent private placement investors participating in this offering and the concurrent private placement.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read together with the section titled “Prospectus Summary—Summary Consolidated Financial and Other Data,” and our consolidated financial statements and accompanying notes included elsewhere within this prospectus. This discussion includes both historical information and forward-looking information that involves risks, uncertainties and assumptions. Our actual results may differ materially from management’s expectations as a result of various factors, including but not limited to those discussed in the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” The objective of this section is to provide investors an understanding of the financial drivers and levers in our business and describe the financial performance of the business.

Overview

LegalZoom is a leading online platform for legal and compliance solutions in the United States. In 2020, 10% of new limited liability companies, or LLCs, and 5% of new corporations in the United States were formed via LegalZoom. Our unique position at business inception allows us to become a trusted business advisor, supporting the evolving needs of a new business across its lifecycle. Along with formation, LegalZoom offerings include ongoing compliance and tax advice and filings, trademark filings, and estate plans. Additionally, we have unique insights into our customers and leverage our product as a channel to introduce small businesses to leading brands in our partner ecosystem, solving even more of their business needs. We operate across all 50 states and over 3,000 counties in the United States, and have more than 20 years of experience navigating complex regulation and simplifying the legal and compliance process for our customers.

The U.S. legal and regulatory landscape is broad and varied, complex, opaque, and constantly evolving, in particular with respect to the following:

•

Multiple third-party interactions. The simple act of forming an LLC or incorporating a corporation may require specific federal, state, county and city interactions, each with their own idiosyncrasies. For instance, in Louisiana, the state registration portal asks the not yet formed business for its EIN before completing a formation. For many consumers, this would require that they stop their filing and secure an EIN with the

IRS before returning to the Louisiana registration portal, where they would need to restart the formation process again. In South Carolina, in order to incorporate, a small business must engage an attorney licensed in that state to certify its application for formation.

•

Compliance requirements are complex. At formation, basic compliance requirements are not anticipated or understood. More advanced requirements are dictated by industry, geography, and employer type. For instance, a restaurant in Miami with even a single employee would be required to file for formation, have a registered agent, adopt an operating agreement, get an EIN, register for sales tax, receive nine business licenses and have business insurance, among other things.

•

Regulations change constantly. The myriad of regulatory bodies and potential compliance requirements are daunting on their own, and this dynamic is amplified by the fact that they are constantly changing and evolving. According to a 2017 NSBA Small Business Regulations Survey, 44% of small firms in the United States reported spending 40 hours or more each year dealing with new and existing federal regulations, and 30% spend 40 hours or more each year navigating state and local regulations.

Many small businesses operate without forming a legal entity, unintentionally introducing financial risk to the owners’ personal assets. The businesses that recognize that risk upfront often struggle to address it. Once they understand the need to be protected, they often do not know what to do, where to turn or how much it will cost to get help. Even when formed properly, small businesses often fail to comply with ongoing compliance requirements, thereby reintroducing personal liability or facing significant financial and operational risk. Furthermore, these difficulties are becoming more acute as the number of U.S. business formations increase, driven by various macroeconomic factors such as the rise of the gig economy and remote work, accentuating the need for a trusted, cost-effective, digital-first and simple legal and compliance solution.

LegalZoom commenced operations in 2000 so more people could access legal help. Initially, we focused on business formation, intellectual property, and estate planning. Over the years, we have expanded our offerings to cover a broader set of legal, compliance, tax and business services for small businesses. In 2020, we helped form 10% of all new LLCs and helped incorporate 5% of all new corporations in the United States. In addition, 28,000 trademark applications were made through LegalZoom in the United States in 2020. At December 31, 2020, we had over 1.0 million subscription units outstanding and were one of the largest registered agent providers for small businesses in the United States. As a result of this success, we have become the leading brand in online legal services, with 70% aided brand awareness as of December 2020 according to a 2020 study hosted by Dynata.

As a result of our traction with our customers, we have achieved economies of scale that we expect to continue to leverage as we accelerate the growth of our business. We generated revenue of $408.4 million in 2019 and $470.6 million in 2020, representing a year-over-year increase of 15.2%, and $105.8 million and $134.6 million for the three months ended March 31, 2020 and 2021, respectively, representing a period-over-period increase of 27.3%. We had net income (loss) of $7.4 million, $9.9 million, $(4.9) million and $(9.8) million in 2019, 2020, and the three months ended March 31, 2020 and 2021, respectively. The increase in net income between 2019 and 2020 was driven by higher revenue, which was partially offset by our investments in marketing spend to expand our customer base and build on our digital brand leadership. The increase in net loss between March 31, 2020 and 2021 largely resulted from increased investment in marketing spend, which nearly offset the increase in revenue. Adjusted EBITDA decreased from $97.2 million in 2019 to $88.0 million in 2020 and from $13.4 million to $3.6 million in the three months ended March 31, 2020 and 2021, as we invested further in marketing spend to expand our customer base and build on our digital brand leadership. Cash flows from operating activities increased from $52.7 million in 2019 to $93.0 million in 2020 and increased from $21.9 million in the three months ended March 31, 2020 to $31.4 million in the three months ended March 31, 2021. Free cash flow increased from $34.3 million in 2019 to $82.5 million in 2020, primarily as a result of growing deferred revenue, driven by an increase in subscription units, an increase in accounts payable due to the timing of our payments and lower capital expenditures for the purchase of property and equipment, including capitalization of internal-use software. Free cash flow increased from $19.9 million in the three months ended March 31, 2020 to $28.5 million in the three months ended March 31, 2021, primarily as a result of growth in deferred revenue driven by an increase in the number of transactions and subscription units. For 2019, 2020, and the three months ended March 31, 2020 and 2021, our free cash flow included cash payments for interest of $37.3 million, $27.9 million, $8.3 million and $6.1 million, respectively. Adjusted EBITDA and free cash flow are not financial measures calculated in accordance with GAAP. For further information about Adjusted EBITDA and free cash flow, see the section titled “—Non-GAAP Financial Measures.”

Our Business Model

Our business model is to attract customers to LegalZoom at the time of business formation, and then continue to serve their legal and compliance needs for life with our mix of transaction and subscription services. Given this dynamic, growth in overall U.S. business formations is a key driver of our business. Overall, growth of U.S. business formations has proven to be consistent over time, while also being highly resilient to market downturns, growing 28 out of the past 30 years. Furthermore, our growth in business formations has outpaced overall business formation trends each year since we began tracking the data in 2006.

We processed 378,000 business formations in 2020. Alongside this initial business formation transaction, we offer subscription services and third-party partner offerings to help our small business customers with additional legal and business needs. Given the trust that we establish with small businesses at the time of formation, during 2020 and the three months ended March 31, 2021, over 60% of our small business customers purchased one year of one of our subscription services at the time of their initial formation purchase, and over half of our small business customers purchased at least one third-party solution at time of business formation. We consider our ability to attach additional products and services to a business formation as indicative of the value we are driving for small businesses.

We generate traffic through a combination of organic content, search and media spend across a diverse set of channels. Our first interaction with potential customers is often through our free, proprietary educational content, through which we earn trust and drive significant organic traffic. Additionally, our inside sales team utilizes inbound and outbound customer interactions to establish themselves as trusted advisors by helping our potential customers through the formation process, including by explaining the products and services they may need, generally resulting in higher AOV and a greater proportion of our small business customers purchasing a subscription service at the time of their initial formation purchase.

We continue to engage our customers after their initial purchase. Subscription revenue accounts for approximately half of our total revenue, and is indicative of the ongoing relationship we have with our customers. We measure the effectiveness of this ongoing relationship through our annual retention rate. For the three months ended March 31, 2021, our annual retention rate was 68%, an improvement of nine percentage points as compared to the three months ended March 31, 2020. This improvement was a result of adjustments to our pricing strategy, combined with product and lifecycle marketing improvements. Our annual retention rate reflects all customer attrition, including as a result of actual business failures of certain of our customers. According to the Bureau of Labor Statistics, approximately 20% of new businesses fail within one year of forming. We define our annual retention rate as the percentage of annual subscription units related to business formations, acquired in the quarter one year ago that were still active subscriptions 13 months after their subscription start, excluding subscriptions from our U.K. business and from our employer group legal plan and small business concierge, for which we ceased acquiring new subscribers in October 2020. Business formation subscriptions are those purchased in conjunction with an underlying LLC, incorporation, not-for-profit, or other formation transaction on our platform and all subscriptions purchased through our business-to-business offering, such as our registered agent service. The number of business formation subscription units included in the calculation of our annual retention rates for the three months ended March 31, 2021 and the three months ended March 31, 2020 comprised the majority of our total subscription units for each period. This measure typically only includes subscriptions that have aged at least 60 days in order to account for our customer satisfaction guarantee. Additionally, there are many reasons our customers come to us for another transactional purchase, including forming another business, satisfying annual compliance requirements, protecting their intellectual property with a trademark, patent or copyright or purchasing an estate plan to protect themselves personally. The primary reason customers come to us for another transactional purchase is to form another business. For each year since 2017, an average of 28% of our U.S. customers who purchased a transaction in such year had also purchased a transaction product in a prior year.

We primarily serve small business customers with our transaction and subscription offerings. We also offer transaction products and subscriptions to consumers. The majority of our revenue is from our small business customers. Transaction offerings include legal documents, business filings, and related services for small business owners and their families, such as business formations, annual compliance filings, intellectual property, estate planning documents, forms and agreements. Subscription offerings include compliance solutions and credentialed professional subscription services, including legal and tax advisory services. Approximately 60% of our subscription units as of December 31, 2020 and March 31, 2021 were for our registered agent service, a subscription service that most states require for businesses to receive legal notices and critical mail. We also introduce our customers to a variety of third-party partners, giving them access to critical services they need to start and run their business, such as business license services, bookkeeping services, banking services, productivity tools and business insurance, among others.

Growing Lifetime Value per Business Formation Customer

Our unit economic model is characterized by expanding customer lifetime value and efficient customer acquisition. We define lifetime value as bookings, net of estimated refunds and related cost of revenue, over the life of a business formation customer, excluding bookings from our business-to-business offering and UK business. Bookings include cash receipts for transactions and subscriptions, including payments due to us under the terms of contractual agreements for which we may not have yet received a payment. We measure lifetime value on an annual cohort basis. In the chart below each line shows the cumulative lifetime value generated by the annual cohort of customers acquired in that year, divided by the beginning number of customers in that cohort, indexed to one hundred percent based on month one of the 2011 cohort. Since 2011, we have grown both the initial lifetime value per acquired customer and the rate of lifetime value growth over time per acquired customer. Lifetime value is not calculated or derived from GAAP amounts. Bookings differs from revenue as bookings includes cash bookings for a transaction or subscription irrespective of when revenue is recognized under GAAP. Related costs of revenue include an estimate of related cost of revenue specific to business formation customers.

We deploy a disciplined customer acquisition strategy that has allowed us to generate lifetime value in excess of customer acquisition costs within the first 90 days of establishing a customer relationship in the United States. We define customer acquisition costs as customer acquisition media costs and sales costs, both for the initial acquisition and for renewal related costs. Customer acquisition media costs consist primarily of search engine marketing, television, over-the-top, digital video and radio costs. We intend to continue to invest in customer acquisition given the large market opportunity, and may strategically increase our target payback period to accelerate our growth.

As we continue to invest in customer acquisition costs to grow our business, we look to do so efficiently. We aim to achieve a ratio of lifetime value to customer acquisition costs of approximately 3x within 25 months of customer acquisition, and approximately 5x within 96 months of customer acquisition.

Our Evolution

LegalZoom started with a narrow focus on business formation, intellectual property and estate planning, and has since expanded into a broad platform, with professional expertise and expanded services, both legal and non-legal, to better meet the needs of small businesses.

We have created a powerful financial model that is characterized by:

Accelerating growth. We have seen accelerating revenue growth in our business, increasing from 4% year-over-year growth in the three months ended March 31, 2020 to 27% in the three months ended March 31, 2021. This growth has been driven by accelerating business formations, coupled with efficient customer acquisition. Business formation growth accelerated from a decline of (3%) for the three months ended March 31, 2020 to an increase of 51% for the three months ended March 31, 2021, as compared to the comparable period in the prior year. We expect our year over year growth rates to be lower in the second half of 2021 than in the first half, due to the impact of COVID-19 on the first half of 2020. On an annual basis our goal is to accelerate growth. In addition, we have leveraged our leading brand, significant organic traffic, disciplined customer acquisition strategy and strong competitive position to acquire new customers efficiently. Over the past several years, we have generated a lifetime value in excess of customer acquisition costs within the first 90 days of establishing a customer relationship in the United States.

Attractive subscription model. The sizeable and growing subscription portion of our business gives us highly recurring revenue. At March 31, 2021, over 85% of our subscription units were on annual terms billed at the start of the term. Additionally, in 2020 and the three months ended March 31, 2021, our average revenue per subscription unit, or ARPU, was $223 and $226, respectively.

Ability to drive additional purchases and cross-sell customers. Given the trusted relationship we establish with customers at time of business formation, we are able to develop ongoing relationships which allows us to sell them additional products and services over time. During 2020 and the three months ended March 31, 2021, over 60% of our small business customers purchased one year of one of our subscription services at the time of their initial formation purchase, and over half of our small business customers purchased at least one third-party solution at time of business formation. In addition, our ongoing customer engagement drives repeat purchase behavior. For example, in 2020, 27% of our transaction customers had also transacted with us in a prior year.

Strong margins. Our technology-enabled platform with a largely variable cost structure yields efficient unit economics. In addition, our subscription services have a higher gross margin than our transaction products, and as they have become an increasing percentage of our revenue mix over the years, overall gross margin has increased. Given these dynamics, we have been able to drive consistently high Adjusted EBITDA margins. Our net income (loss) was $7.4 million, $9.9 million, $(4.9) million and $(9.8) million for 2019, 2020, and for the three months ended March 31, 2020 and 2021, respectively. Our net income (loss) margin was 1.8%, 2.1%, (4.6)% and (7.3)% for 2019, 2020, and for the three months ended March 31, 2020 and 2021, respectively. While our Adjusted EBITDA decreased from $97.2 million in 2019 to $88.0 million in 2020, and from $13.4 million to $3.6 million in the three months ended March 31, 2020 and 2021, respectively, as we invested further in marketing spend to expand our customer base and build on our digital brand leadership, we generated Adjusted EBITDA margins of 23.8%, 18.7%, 12.6% and 2.7%, respectively.

High cash flow generation. As a result of our operating efficiencies, we have been able to generate significant cash flow. In addition to our profitability, we generally receive customer payments for our transaction and subscription services prior to rendering services, driving favorable working capital dynamics. Coupled with our cash generation, we are not highly capital intensive. For the year ended December 31, 2020 and for the three months ended March 31, 2020 and 2021, our capital expenditures for the purchase of property and equipment, including capitalization of internal-use software, averaged approximately 2.2%, 1.9% and 2.2% of total revenue, respectively. As a result of these dynamics, we generated net cash from operating activities of $52.7 million, $93.0 million, $21.9 million and $31.4 million in 2019, 2020 and the three months ended March 31, 2020 and 2021, respectively, and free cash flow of $34.3 million, $82.5 million, $19.9 million and $28.5 million in 2019, 2020 and the three months ended March 31, 2020 and 2021, respectively.

Key Business Metrics

In addition to the measures presented in our consolidated financial statements, we regularly monitor the following financial and operating metrics to evaluate the growth of our business, measure the effectiveness of our marketing efforts, identify trends, formulate financial forecasts and make strategic decisions.

Number of business formations

We define the number of business formations in a given period as the number of global LLC, incorporation, not-for-profit and other formation orders placed on our platform in such period. We consider the number of business formations to be an important metric considering that it is typically the first product or service small business customers purchase on our platform, creating the foundation for additional products and subsequent subscription and partner revenue as they adopt additional products and services throughout their business lifecycles.

The below table sets forth the number of business formations for the years ended December 31, 2019 and 2020, and the three months ended March 31, 2020 and 2021:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
	(in thousands)
Number of business formations	292	378	81	122

The growth in number of business formations on our platform during 2020 was primarily due to improved growth in overall U.S. business formations. Additionally, our market share of business formations increased and we expect to continue to grow our market share of new business formations.

Number of transactions

We define the number of transactions in a given period as gross transaction order volume, prior to refunds, on our platform during such period, excluding transactions from our subsidiary, Beaumont ABS Limited, which was divested in April 2020. Transactions may include one or more services purchased at the same time. For example, a customer of our business formation services may choose to form an LLC and purchase an operating agreement and business licenses at the same time. This constitutes a single transaction. Refunds, or partial refunds, may be issued under certain circumstances pursuant to the terms of our customer satisfaction guarantee. We consider the number of transactions to be an important metric considering that our customers generally begin their LegalZoom journey with a transaction, creating the foundation for generating subsequent subscription and partner revenue.

The below table sets forth the number of transactions for the years ended December 31, 2019 and 2020 and the three months ended March 31, 2020 and 2021:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
	(in thousands)
Number of transactions	691	892	210	276

We achieved 29.1% growth in transactions from 2019 to 2020, and 31.4% from the three months ended March 31, 2020 to the three months ended March 31, 2021. Our growth in number of transactions in 2020 was driven by improved growth in U.S. business formations such as LLCs and incorporations, as well as increased growth in estate planning transactions, in part due to the impact of the COVID-19 pandemic, which drove tailwinds in our business, as individuals and small businesses turned to online services given the relative inaccessibility of offline alternatives. In the three months ended March 31, 2021, transaction unit growth was driven by improved growth in U.S. business formations. We expect to continue to grow transactions, however the growth may fluctuate period over period based on the variability of overall business formations and estate planning transactions. In both 2019 and 2020, consumer transactions comprised approximately 30% of total transactions. While we cannot quantify the impact of the COVID-19 pandemic and whether our growth rate may moderate if trends toward greater adoption of online services, moderate or reverse over time, we expect the proportion of consumer transactions to decrease over time as we focus more of our investment in small business formations, which have a significantly higher order value.

Average order value

We define AOV for a given period as total transaction revenue divided by total number of transactions in such period, excluding revenue and related transactions from our subsidiary, Beaumont ABS Limited, or Beaumont, which was divested in April 2020. We consider average order value to be an important metric given it indicates how much customers are spending on our platform. Estate planning transactions are generally at a lower price point, making our overall average order value lower than our typical price point for small business formations.

The below table sets forth the average order value for the years ended December 31, 2019 and 2020 and the three months ended March 31, 2020 and 2021:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
Average order value	$230	$236	$210	$223

Average order value increased by 2.6% from 2019 to 2020 and by 6.2% from the three months ended March 31, 2020 to the three months ended March 31, 2021. Growth in average order value was primarily driven by increased customer adoption of our “Attorney Led Trademark” product in 2020 and by an increase in the proportion of small business formations (which have a significantly higher order value compared to other transactions) relative to total transactions for the three months ended March 31, 2021. Our goal is to grow AOV as we increase the average number of transactional products purchased in a single order and the mix of higher-value credentialed professional-assisted products. Growth may fluctuate period over period based on estate planning transactions and our ability to introduce and sell higher-value products.

Number of subscription units

We define the number of subscription units in a given period as the paid subscriptions that remain active at the end of such period, including those that are not yet 60 days past their subscription order dates, excluding subscriptions from our employer group legal plan and small business concierge subscription service, which we ceased acquiring new subscribers in October 2020. Refunds, or partial refunds, may be issued under certain circumstances pursuant to the terms of our customer satisfaction guarantee.

We consider the number of subscription units to be an important metric since subscriptions enable us to increase lifetime value through deeper, longer-term relationships with customers. Subscriptions typically range from 30 days to one year in duration and the vast majority of our new subscriptions originate from business formation orders and have an annual term. Our customers can have multiple subscriptions at the end of a period. For example, a popular combination for a new small business owner is attorney advice and registered agent subscriptions. Our registered agent offering comprised approximately 60% of our subscription units as of December 31, 2020 and March 31, 2021.

The below table sets forth the number of subscription units as of December 31, 2019 and 2020 and March 31, 2020 and 2021:

	As of December 31,		As of March 31,
	2019	2020	2020	2021
	(in thousands)
Number of subscription units	921	1,085	936	1,146

We achieved 17.8% growth in our number of subscription units in 2020 as compared to 2019, and 22.4% growth in the three months ended March 31, 2021 as compared to the same period in 2020, reflecting strong growth from our registered agent and attorney advice subscriptions primarily due to increased business formations and improved retention, partially offset by the result of our strategic decision to increase the initial price of our registered agent subscription. We aim to continue to grow subscription units by increasing the proportion of our small business customers that purchase a subscription service at the time of their initial formation purchase and improving retention rates.

Average revenue per subscription unit

We define ARPU as of a given date as subscription revenue for the 12-month period ended on such date, or LTM, divided by the average number of subscription units at the beginning and end of the LTM period, excluding revenue and subscriptions from our employer group legal plan and small business concierge subscription service, which we ceased acquiring new subscribers in October 2020. We consider ARPU to be an important metric because it helps to illustrate our ability to deepen our relationship with our existing customers as they purchase incremental and higher-value services. We have generated ARPU expansion in recent periods, and in 2020, ARPU increased 0.9% from 2019, and in the three months ended March 31, 2021, ARPU remained stable as compared to the three months ended March 31, 2020.

The below table sets forth ARPU for the years ended December 31, 2019 and 2020 and the three months ended March 31, 2020 and 2021:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
	(in thousands)
Average revenue per subscription unit	$221	$223	$226	$226

We expect ARPU to remain relatively stable over time, as we plan to focus more of our efforts on increasing the number of subscription units rather than increasing pricing on existing subscription plans.

Key Factors Affecting Our Performance

We believe that our future performance will depend on many factors, including the following:

•

Our share of business formations. The majority of our transaction revenue is generated by providing formation services to guide our customers through the transition from being aspiring business owners to actually launching their entities. We offer entity formation services for LLCs, corporations and non-profits. In each of 2019 and 2020 as well as the three months ended March 31, 2020 and 2021, business formations represented the largest share of our total transaction orders. In addition, business formations act as an entrance point for many customers to the LegalZoom ecosystem, where they then often purchase additional products and services. We grew our share of total U.S. business formations from 8.7% in 2019 to 10.0% in 2020, representing an increase of 15%, and expect we will continue to increase our share over time as small businesses become more comfortable with digital solutions and are better educated on the risks of not being protected. Our business depends on the continuation of new business formation in the United States, which may be seasonal in nature and dependent on macroeconomic factors, and even more so, our ability to increase our share of these formations.

•

Product leadership. We have invested significantly in our user experience, which we believe is critical to converting customers and improving retention. These investments consist mainly of educational content creation, improving our website and application user interface, and creating and offering additional products and services, including the growing use of experts in the customer journey. The performance of our product is important to attracting new customers to our platform, maintaining a healthy subscriber base and retaining our customers.

•

Ability to enhance customer lifetime value. Many of our subscribers have increased their cumulative spend with us over time as they have expanded their use of our platform to include additional products and subscription services. Our relationship with our small business customers typically starts with the formation of their business, and we can generate additional revenue as their businesses grow and their needs become more complex. We intend to further increase customer lifetime value by developing new products and subscription services such as tax advice and preparation to deepen customer relationships, and which in turn we expect will result in higher customer engagement and retention. Additionally, we offer third-party services via our partner ecosystem, and we expect to be able to generate incremental revenue and further increase our customer lifetime value via these offerings.

•

Investment in marketing. We have invested, and expect that we will continue to invest, in our brand and the promotion of our services through our various customer acquisition channels, including search engine marketing, search engine optimization, television, digital video, social, radio, and our inside sales team to acquire new customers and grow our business. We frequently evaluate how we price, market, and sell transaction products in order to optimize our subscription business. Given our customer acquisition efficiency, we intend to increase our marketing spend over the medium term.

•

Investment in tax offerings. Tax represents a natural adjacency in our mission to make legal and compliance services accessible to small businesses. Based on customer surveys, we estimate that approximately 70% of small business owners that sought a tax accountant did not have one at the time of their entity formation, but face tax implications as a result of the entity they choose. We have invested in launching our Tax Advisory offering. We incurred costs related to this investment in 2020 and to date in 2021, and anticipate continued investment throughout the remainder of 2021, as we believe that our tax offerings represent an attractive opportunity for incremental revenue growth.

•

Talent acquisition and retention. We are focused on providing a quality employee experience as we believe the future success of our business is heavily dependent on our ability to attract and retain talented and highly productive employees, including software engineers, product designers, brand and performance marketers, and customer-facing positions. We compete for talent within the technology industry and believe that our strong brand recognition and greater company purpose are important, positive considerations in our ability to recruit talent. We also are scaling an in-house team of certified public accountants (CPAs), and enrolled agents that are critical to our tax offerings.

•

COVID-19 impact. In 2020, we saw tailwinds driven by the COVID-19 pandemic, as individuals and small businesses turned to online services given the relative inaccessibility of offline alternatives. We believe these shifts represent an acceleration of existing trends toward greater adoption of online services, however our growth rate may moderate if these trends moderate or reverse over time.

Key Components of our Results of Operations

Revenue

We generate revenue from the sources identified below.

Transaction revenue. Transaction revenue is primarily generated from our customized legal document services upon fulfillment of these services. Transaction revenue includes filing fees and is net of cancellations, promotional discounts, sales allowances and credit reserves. Until April 2020, when we ceased providing such services, we also generated transaction revenue from our residential and commercial conveyancing business in the United Kingdom, and revenue for these services was recognized when delivered to the customer. Until July 2019, when we ceased providing such services, we also generated revenue from litigation services in the United Kingdom, and we recognized this revenue based on the time incurred by the attorneys at their market billing rates. In 2020, we commenced providing tax advice and filing services in the United States which are recognized at the point in time when the customer’s tax return is filed and accepted by the applicable government authority.

Subscription revenue. Subscription revenue is generated primarily from subscriptions to our registered agent services, compliance packages, attorney advice, and legal forms services, in addition to software-as-a-service, or SaaS, subscriptions in the United Kingdom. In the fourth quarter of 2020, we commenced providing tax, bookkeeping and payroll subscription services. We recognize revenue from our subscriptions ratably over the subscription term. Subscription terms generally range from thirty days to one year. Subscription revenue includes the value allocated to bundled free-trials for our subscription services and is net of promotional discounts, cancellations, sales allowances and credit reserves and payments to third-party service providers such as legal plan law firms and tax service providers.

For transaction and subscription revenue, we generally collect payments and fees at the time orders are placed and prior to services being rendered. We record amounts collected for services that have not been performed as deferred revenue on our consolidated balance sheet. The transaction price that we record is generally based on the contractual amounts in our contracts and is reduced for estimated sales allowances for price concessions, charge-backs, sales credits and refunds, which are accounted for as variable consideration when estimating the amount of revenue to recognize.

Partner revenue. Partner revenue consists primarily of one-time or recurring fees earned from third-party providers from leads generated to such providers through our online legal platform. Revenue is recognized when the related performance-based criteria have been met. We assess whether performance criteria have been met on a cost-per-click or cost-per-action basis.

See the section titled “—Critical Accounting Policies and Estimates—Revenue Recognition” for a description of the accounting policies related to revenue recognition, including arrangements that contain multiple deliverables.

Cost of revenue

Cost of revenue includes all costs of providing and fulfilling our services. Cost of revenue primarily includes government filing fees; costs of fulfillment, customer care and credentialed professionals, and related benefits, including stock-based compensation, and costs of independent contractors for document preparation; telecommunications and data center costs, amortization of acquired developed technology, depreciation and amortization of network computers, equipment and internal-use software; printing, shipping and handling charges; credit and debit card fees; allocated overhead; legal document kit expenses; and sales and use taxes. We defer direct and incremental costs primarily related to government filing fees incurred prior to the associated service meeting the criteria for revenue recognition. These contract assets are recognized as cost of revenue in the same period the related revenue is recognized.

We expect our cost of revenue to increase in absolute dollars as we continue to invest in enhancing our customer experience and in new product development, including expert-assisted offerings for our Tax and Attorney-Assisted services.

Gross profit and gross margin

Gross profit, or revenue less cost of revenue, and gross margin, or gross profit as a percentage of revenue, have been and will continue to be affected by various factors, primarily the mix between transaction, subscription and partner revenue. Our gross margin on subscription and partner revenue is higher than our gross margin on transaction revenue. Our gross margin expansion is also driven by automation improvements and digitization efforts. Further, our acquisitions of other companies have negatively impacted our gross margin in the short term, and any such future acquisitions could have a similar effect.

We expect our gross profit to increase in absolute dollars and our gross margin to increase modestly over the long term as we continue to focus on growing higher-margin subscription revenue and invest in fulfillment automation technologies. However, our gross margin could fluctuate from period to period due to fulfillment rates and seasonality.

Operating expenses

Our operating expenses consist primarily of sales and marketing, technology and development, general and administrative expenses, and to a lesser extent, impairments of goodwill, long-lived assets and other assets, in addition to a loss on sale of a business in 2020.

Sales and marketing

Sales and marketing expenses consist of customer acquisition media costs; compensation and related benefits, including stock-based compensation for marketing and sales personnel; media production; public relations and other promotional activities; general business development activities; an allocation of depreciation and amortization and allocated overhead. Customer acquisition media costs consist primarily of search engine marketing, television and radio costs. Marketing and advertising costs to promote our services are expensed in the period incurred. Media production costs are expensed the first time the advertisement is aired.

We intend to continue to make significant investments in sales and marketing to drive additional revenue, further penetrate our expanding addressable market, and build on our digital brand leadership and awareness. As a result, we expect our sales and marketing expenses to continue to increase in absolute dollars and to be our largest operating expense category for the foreseeable future. Upon the closing of this offering, we are expected to incur significant stock-based compensation expense for certain options and restricted stock units, or RSUs, that may vest upon this offering. See the section titled “Prospectus Summary—Summary Consolidated Financial and Other Data” for additional information.

Technology and development

Technology and development expenses consist primarily of personnel costs and related benefits, including stock-based compensation, expenses for outside consultants, an allocation of depreciation and amortization and allocated overhead. These expenses include costs incurred in the development and implementation of our websites, mobile applications, online legal platform, research and development and related infrastructure. Technology and development expenses are expensed as incurred, except to the extent that such costs are associated with internal-use software costs that qualify for capitalization.

We expect our technology and development expenses to continue to increase in absolute dollars for the foreseeable future as we invest in new products and services, enhancing our customer experience, and in production automation technologies. We expect our technology and development expenses to remain relatively consistent or increase as a percentage of our revenue over the long term, although our technology and development expenses may fluctuate as a percentage of our revenue from period to period due to seasonality and the timing and extent of these expenses. Upon the closing of this offering, we are expected to incur significant stock-based compensation expense for certain options and RSUs that may vest upon this offering. See the section titled “Prospectus Summary—Summary Consolidated Financial and Other Data” for additional information.

General and administrative

Our general and administrative expenses relate primarily to compensation and related benefits, including stock-based compensation, for executive and corporate personnel, professional and consulting fees, an allocation of depreciation and amortization, allocated overhead and legal costs. We expense legal costs for defending legal proceedings as incurred.

We expect our general and administrative expenses to increase in absolute dollars for the foreseeable future due to additional costs associated with accounting, compliance, insurance and investor relations as we become a public company.

We expect our general and administrative expenses to decrease as a percentage of our revenue over the long term, although our general and administrative expenses may fluctuate as a percentage of our revenue from period to period due to seasonality and the timing and extent of these expenses. Upon the effectiveness of this offering, we are expected to incur significant stock-based compensation expense for certain options and RSUs that vest upon this offering. See the section titled “Prospectus Summary—Summary Consolidated Financial and Other Data” and “—Critical Accounting Policies and Estimates—Stock-based compensation” for additional information.

Interest expense, net

Interest expense, net, consists primarily of interest expense on our 2018 Credit Facility, hedging instruments, capital lease obligations, amortization of debt issuance costs and annual commitment fees on our

2018 Revolving Facility. Interest and other expense, net, decreased in 2020 primarily due to a decrease in interest rates on our 2018 Term Loan.

We expect interest expense, net, to decrease in the near term following our repayment of $523.0 million of our outstanding indebtedness under our 2018 Term Loan with a portion of the net proceeds of this offering.

Income taxes

Our provision for income taxes consists of current and deferred federal, state and foreign income taxes. See the section titled “—Critical Accounting Policies and Estimates—Income Taxes.”

In 2020, we had federal net operating loss, or NOL, carryforwards of $11.7 million which will begin to expire in 2031. In 2020, we had state NOL carryforwards of $49.8 million, which will begin to expire in 2022. In 2020, we had foreign NOL carryforwards of $32.4 million which can be carried forward indefinitely and are not subject to expiration. In general, under Sections 382 and 383 of the Code, if a corporation undergoes an “ownership change,” generally defined as a greater than 50% change, by value, in its equity ownership by certain stockholders over a three-year period, the corporation’s ability to use its pre-change NOLs and other pre-change tax attributes, such as research tax credits, to offset its post-change income or taxes may be limited.

We had an ownership change in prior years, and as a result certain federal and state NOLs were limited pursuant to Section 382 of the Code. This limitation has been accounted for in calculating our available NOL carryforwards. We may experience an ownership change in the future as a result of this offering or subsequent changes in our stock ownership, some of which changes are outside our control. If we undergo another ownership change, our ability to further utilize federal NOLs could be limited by Section 382 of the Code. Furthermore, for federal NOLs arising in tax years beginning after December 31, 2020, the Tax Act limits a taxpayer’s ability to utilize federal NOL carryforwards to 80% of taxable income. In addition, NOLs arising in tax years beginning after December 31, 2017 can be carried forward indefinitely. However, carryback of such NOLs is generally prohibited, except that, under the CARES Act, federal NOLs generated in 2018, 2019 and 2020 may be carried back to each of the five taxable years preceding the taxable year in which the loss arises. For these reasons, we may not be able to utilize a material portion of any NOLs that are generated in tax years ending after December 31, 2020. In addition, at the state level, there may be periods during which the use of NOLs is suspended or otherwise limited, which could accelerate or increase our state taxes owed.

Results of Operations

The following table sets forth our consolidated statement of operations data for each of the periods indicated. The period-to-period comparison of financial results should not be considered as a prediction or indicative of our future results.

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
	(in thousands)
Revenue	$408,380	$470,636	$105,795	$134,632
Cost of revenue(1)(2)	136,915	154,563	35,112	43,960

Gross profit	271,465	316,073	70,683	90,672
Operating expenses:
Sales and marketing(1)(2)	115,913	171,390	43,481	71,361
Technology and development(1)(2)	37,204	41,863	10,543	10,499
General and administrative(1)(2)	57,762	51,017	12,661	13,165
Impairment of goodwill, long-lived and other assets	14,321	1,105	555	—
Loss on sale of business	—	1,764	—	—

Total operating expenses	225,200	267,139	67,240	95,025

Income (loss) from operations	46,265	48,934	3,443	(4,353)
Interest expense, net	(38,559)	(35,504)	(9,270)	(8,654)
Other income (expense), net	2,577	3,713	(1,106)	248
Impairment of available-for-sale debt securities	—	(4,818)	—	—

Income (loss) before income taxes and income from equity method investment	10,283	12,325	(6,933)	(12,759)
Provision for (benefit from) income taxes	3,161	2,429	(2,055)	(2,936)

Income (loss) before income from equity method investment	7,122	9,896	(4,878)	(9,823)
Income from equity method investment	321	—	—	—

Net income (loss)	$7,443	$9,896	$(4,878)	$(9,823)

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
	(in thousands)
Cost of revenue	$205	$177	$37	$59
Sales and marketing	1,020	1,122	643	207
Technology and development	1,314	2,703	950	526
General and administrative	4,170	9,719	2,697	3,150

Total stock-based compensation expense	$6,709	$13,721	$4,327	$3,942

Stock-based compensation expense increase in 2020 primarily relates to recent equity grants to new executive officers.

(2)	Includes depreciation and amortization expense for our property and equipment, including capitalized internal-use software and intangible assets as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
	(in thousands)
Cost of revenue	$6,773	$8,324	$1,958	$1,678
Sales and marketing	6,469	6,913	1,849	1,475
Technology and development	1,055	2,800	650	587
General and administrative	2,093	2,060	463	426

Total depreciation and amortization expense	$16,390	$20,097	$4,920	$4,166

The following table sets forth our consolidated statement of operations data as a percentage of revenue for each of the periods indicated.

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
Revenue	100.0%	100.0%	100.0%	100.0%
Cost of revenue	33.5	32.8	33.2	32.7

Gross margin	66.5	67.2	66.8	67.3
Operating expenses:
Sales and marketing	28.4	36.4	41.1	53.0
Technology and development	9.1	8.9	10.0	7.8
General and administrative	14.2	10.9	12.1	9.8
Impairment of goodwill, long-lived and other assets	3.5	0.2	0.5	—
Loss on sale of business	—	0.4	—	—

Total operating expenses	55.2	56.8	63.7	70.6

Income (loss) from operations	11.3	10.4	3.1	(3.3)
Interest expense, net	(9.4)	(7.5)	(8.7)	(6.4)
Other income (expense), net	0.6	0.7	(0.9)	0.2
Impairment of available-for-sale debt securities	—	(1.0)	—	—

Income (loss) before income taxes and income from equity method investment	2.5	2.6	(6.5)	(9.5)
Provision for (benefit from) income taxes	0.8	0.5	(2.0)	(2.2)

Income (loss) before income from equity method investment	1.7	2.1	(4.6)	(7.3)
Income from equity method investment	0.1	—	—	—

Net income (loss)	1.8%	2.1%	(4.6)%	(7.3)%

Comparison of the Three Months Ended March 31, 2020 and 2021

Revenue

	Three Months Ended March 31,
	2020	2021	$ change	% change
	(in thousands, except percentages)
Revenue by type
Transaction	$45,586	$61,388	$15,802	34.7%
Subscription	54,235	65,493	11,258	20.8%
Partner	5,974	7,751	1,777	29.7%

Total revenue	$105,795	$134,632	$28,837	27.3%

Total revenue for the three months ended March 31, 2021 increased $28.8 million, or 27.3%, compared to the three months ended March 31, 2020. The increase was primarily driven by increases in transaction revenue and subscription revenue. Transaction revenue was 43.1% and 45.6% of total revenue for the three months ended March 31, 2020 and 2021, respectively, and subscription revenue was 51.3% and 48.6% of total revenue for the three months ended March 31, 2020 and 2021, respectively.

Transaction revenue for the three months ended March 31, 2021 increased $15.8 million, or 34.7%, compared to the three months ended March 31, 2020, driven by a 31.4% increase in the number of transactions and a 6.2% improvement in average order value.

Subscription revenue for the three months ended March 31, 2021 increased $11.3 million, or 20.8%, compared to the three months ended March 31, 2020. The increase was primarily due to a 22.4% increase in the number of subscription units. The increase in subscription units was driven in part by strong growth in the number of transactions in the second half of 2020. Strong performance from our registered agent subscription services drove the largest contribution of growth to the number of subscription units.

Partner revenue for the three months ended March 31, 2021 increased $1.8 million, or 29.7%, compared to the three months ended March 31, 2020. The increase was primarily due to higher transaction volumes.

Cost of revenue

	Three Months Ended March 31,
	2020	2021	$ change	% change
	(in thousands, except percentages)
Cost of revenue	$35,112	$43,960	$8,848	25.2%

Cost of revenue for the three months ended March 31, 2021 increased $8.8 million, or 25.2%, compared to the three months ended March 31, 2020. The increase was primarily due to higher filing fees and costs associated with customer care as a result of the increase in transaction volume.

Gross margin

	Three Months Ended March 31,
	2020	2021
Gross margin	66.8%	67.3%

Gross margin for the three months ended March 31, 2021 increased 0.5% to 67.3%. The increase was primarily due to the April 2020 sale of our subsidiary, Beaumont, which negatively impacted gross margin for the three months ended March 31, 2020.

Sales and marketing

	Three Months Ended March 31,
	2020	2021	$ change	% change
	(in thousands, except percentages)
Sales and marketing	$43,481	$71,361	$27,880	64.1%

Sales and marketing expenses for the three months ended March 31, 2021 increased $27.9 million, or 64.1%, compared to the three months ended March 31, 2020. The increase was primarily due to an increase in customer acquisition marketing spend of $23.6 million and media production spend of $3.0 million. Customer acquisition marketing spend was $30.1 million and $53.7 million for the three months ended March 31, 2020 and March 31, 2021, respectively, as we invested to expand our customer base and build our digital brand leadership and awareness.

Technology and development

	Three Months Ended March 31,
	2020	2021	$ change	% change
	(in thousands, except percentages)
Technology and development	$10,543	$10,499	$(44)	(0.4)%

Technology and development expenses for the three months ended March 31, 2021 remained consistent compared to the three months ended March 31, 2020.

General and administrative

	Three Months Ended March 31,
	2020	2021	$ change	% change
	(in thousands, except percentages)
General and administrative	$12,661	$13,165	$504	4.0%

General and administrative expenses for the three months ended March 31, 2021 increased $0.5 million, or 4.0%, compared to the three months ended March 31, 2020. The increase was primarily due to higher professional services costs for recruiting and legal fees offset by lower travel and entertainment spend due to the impact of COVID-19 beginning March 2020.

Impairment of long-lived and other assets

	Three Months Ended March 31,
	2020	2021	$ change	% change
	(in thousands, except percentages)
Impairment of long-lived and other assets	$555	$—	$(555)	(100)%

In March 2020, prior to the disposition of Beaumont, we recorded an impairment charge of $0.6 million related to its property and equipment.

Interest expense, net

	Three Months Ended March 31,
	2020	2021	$ change	% change
	(in thousands, except percentages)
Interest expense, net	$(9,270)	$(8,654)	$616	(6.6)%

Interest expense, net, for the three months ended March 31, 2021 decreased $0.6 million, or 6.6%, compared to the three months ended March 31, 2020. The decrease was primarily a result of a decrease in LIBOR on our 2018 Term Loan partially offset by costs related to our interest rate swaps and amortization of debt issuance costs.

Other (expense) income, net

	Three Months Ended March 31,
	2020	2021	$ change	% change
	(in thousands, except percentages)
Other (expense) income, net	$(1,106)	$248	$1,354	122.4%

Other (expense) income, net for the three months ended March 31, 2021 increased $1.4 million, or 122.4%, compared to the three months ended March 31, 2020. The increase was primarily due to changes in foreign currency movements related to our intercompany loans which are denominated in GBP.

Benefit from income taxes

	Three Months Ended March 31,
	2020	2021	$ change	% change
	(in thousands, except percentages)
Benefit from income taxes	$(2,055)	$(2,936)	$881	42.9%
Effective tax rate	30%	23%

The benefit from income taxes increased by $0.9 million primarily due to the tax impact from the decrease in U.S income compared to the three months ended March 31, 2020.

Comparison of the Years Ended December 31, 2019 and 2020

Revenue

	Year Ended December 31,
	2019	2020	$ change	% change
	(in thousands, except percentages)
Revenue by type
Transaction	$168,305	$212,114	$43,809	26.0%
Subscription	206,447	229,840	23,393	11.3
Partner	33,628	28,682	(4,946)	(14.7)

Total revenue	$408,380	$470,636	$62,256	15.2%

Total revenue increased $62.3 million, or 15.2%, to $470.6 million in 2020. The increase was primarily driven by increases in transaction revenue and subscription revenue. Transaction revenue was 41.2% and 45.1% of total revenue in 2019 and 2020, respectively, and subscription revenue was 50.6% and 48.8% of total revenue in 2019 and 2020, respectively.

Transaction revenue increased $43.8 million, or 26.0%, to $212.1 million in 2020 driven by a 29.1% increase in the number of transactions.

Subscription revenue increased $23.4 million, or 11.3%, to $229.8 million in 2020. The increase was primarily driven by a 17.8% increase in the number of subscription units coupled with a 0.9% increase in ARPU. Strong performance from our registered agent subscription services drove the largest contribution of growth to both the number of subscription units and ARPU.

Partner revenue decreased $4.9 million, or 14.7%, to $28.7 million in 2020. The decrease was primarily due to cessation of certain partnership arrangements that were not aligned with our go-forward strategy.

Cost of revenue

	Year Ended December 31,
	2019	2020	$ change	% change
	(in thousands, except percentages)
Cost of revenue	$136,915	$154,563	$17,648	12.9%

Cost of revenue increased $17.6 million, or 12.9%, to $154.6 million in 2020. The increase was primarily due to higher filing fees and costs associated with customer care as a result of the increase in transaction volume.

Gross margin

	Year Ended December 31,
	2019	2020
Gross margin	66.5%	67.2%

Gross margin increased 0.7% in 2020 to 67.2%. The increase was primarily due to the April 2020 sale of our subsidiary, Beaumont, which had lower gross margins.

Sales and marketing

	Year Ended December 31,
	2019	2020	$ change	% change
	(in thousands, except percentages)
Sales and marketing	$115,913	$171,390	$55,477	47.9%

Sales and marketing expenses increased $55.5 million, or 47.9%, to $171.4 million in 2020. The increase was primarily due to our strategy to increase customer acquisition marketing costs by $52.0 million, predominantly in the search engine marketing channel, as we invested to expand our customer base and build on our digital brand leadership and awareness. We increased our customer acquisition marketing costs beginning in the second quarter of 2020 in anticipation of growing demand. Customer acquisition marketing spend was $67.2 million and $119.2 million for 2019 and 2020, respectively.

Technology and development

	Year Ended December 31,
	2019	2020	$ change	% change
	(in thousands, except percentages)
Technology and development	$37,204	$41,863	$4,659	12.5%

Technology and development expenses increased $4.7 million, or 12.5%, to $41.9 million in 2020. The increase was primarily due to lower capitalization of personnel costs for internal-use software development.

General and administrative

	Year Ended December 31,
	2019	2020	$ change	% change
	(in thousands, except percentages)
General and administrative	$57,762	$51,017	$(6,745)	(11.7)%

General and administrative expenses decreased $6.7 million, or 11.7%, to $51.0 million in 2020. The decrease was primarily due to lower business strategy consulting and outside legal expenses coupled with lower travel and entertainment spend due to the impact of COVID-19 in 2020.

Impairment of goodwill, long-lived and other assets

	Year Ended December 31,
	2019	2020	$ change	% change
	(in thousands, except percentages)
Impairment of goodwill, long-lived and other assets	$14,321	$1,105	$(13,216)	(92.3)%

In 2019, we recorded a goodwill impairment charge of $10.6 million related to our U.K. reporting unit. In 2019 and 2020, we impaired $3.7 million and $1.1 million, respectively, related to internal-use software projects that were no longer considered part of our strategic business plans.

Loss on sale of business

	Year Ended December 31,
	2019	2020	$ change	% change
	(in thousands, except percentages)
Loss on sale of business	$—	$1,764	$1,764	100.0%

In 2020, we sold our subsidiary, Beaumont and we incurred a loss of $1.8 million upon disposal.

Interest expense, net

	Year Ended December 31,
	2019	2020	$ change	% change
	(in thousands, except percentages)
Interest expense, net	$38,559	$35,504	$(3,055)	(7.9)%

Interest expense, net, decreased by $3.1 million to $35.5 million in 2020. The decrease was primarily a result of a decrease in the London Interbank Offered Rate, or LIBOR, on our 2018 Term Loan partially offset by costs related to our interest rate swaps and amortization of debt issuance costs.

Other income, net

	Year Ended December 31,
	2019	2020	$ change	% change
	(in thousands, except percentages)
Other income, net	$2,577	$3,713	$1,136	44.1%

The change in other income, net between 2019 and 2020 was primarily due to a gain from the change in the fair value of our financial guarantee of $1.8 million, partially offset by changes in foreign currency movements related to our intercompany loans which are denominated in British Pound Sterling, or GBP.

Impairment of available-for-sale debt securities

	Year Ended December 31,
	2019	2020	$ change	% change
	(in thousands, except percentages)
Impairment of available-for-sale debt securities	$—	$4,818	$4,818	100.0%

In 2020, we fully impaired our investment in Firma.de Firmenbaukasten AG, a German limited liability company, and we incurred a loss of $4.8 million because the present value of cash flows expected to be collected is less than the amortized cost basis of the investment.

Provision for income taxes

	Year Ended December 31,
	2019	2020	$ change	% change
	(in thousands, except percentages)
Provision for income taxes	$3,161	$2,429	$(732)	(23.2)%

Provision for income taxes decreased $0.7 million, or 23.2%, to $2.4 million in 2020. The decrease was primarily due to increased benefits from the exercise of non-qualified stock options in 2020 over 2019, increased interest deductions under Section 163(j) due to the Coronavirus Aid, Relief and Economic Security Act, or CARES Act, and reduced nondeductible expenses in 2020 over 2019.

Liquidity and Capital Resources

At March 31, 2021, our principal sources of liquidity were cash and cash equivalents of $141.2 million, which consisted of cash on deposit with banks and money market funds, of which $1.9 million related to our foreign subsidiaries. Our cash and cash equivalents increased in June 2021 by $25.0 million upon the lapse of our restricted cash equivalent upon the release of collateral related to a personal loan by a former executive. See the section titled “Certain Relationships and Related Persons Transactions—John Suh Line of Credit.” Since inception, we have funded our operations and capital expenditures primarily from private sales of equity securities, cash flows provided by operating activities and debt financing arrangements.

We expect to make capital expenditures of approximately $22.0 million in 2021, the majority of which would be for capitalized software expenditures and the remainder of which would be for other capital expenditures associated with scaling our operations, technology and infrastructure to support our growth. We currently anticipate that our available cash and cash equivalents and cash provided by operating activities will be sufficient to meet our operational cash needs for at least the next twelve months. We may supplement our liquidity needs with borrowings under our New Credit Facility. Our future capital requirements may vary from those now planned and will depend on many factors, including:

•	the development, launch and success of new services;

•	the levels of marketing required to attract new customers and retain existing customers;

•	the continuous development of our platform to accommodate actual and anticipated technology changes;

•	the expansion of our business in the United States through additional merger and acquisition activity; and

•	the timing and extent to which we scale our operations, technology and infrastructure to support future growth.

We may in the future enter into arrangements to acquire or invest in complementary businesses, services and technologies, including intellectual property rights. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies, this could reduce our ability to compete successfully and harm our results of operations.

We have historically considered the undistributed earnings of our foreign subsidiaries to be indefinitely reinvested, and, accordingly no taxes have been provided on such earnings. We continue to evaluate our plans for reinvestment or repatriation of unremitting foreign earnings and have not changed our previous indefinite reinvestment determination following the enactment of the Tax Act. We have not repatriated funds to the United States to satisfy domestic liquidity needs, nor do we anticipate the need to do so. If we determine that all or a portion of our foreign earnings are no longer indefinitely reinvested, we may be subject to foreign withholding taxes and U.S. state income taxes.

Borrowings

2018 Credit Facility

In 2018, we entered into the 2018 Credit Facility with JPMorgan Chase Bank, N.A., as Administrative Agent and lender, and the other lenders party thereto, which provided $575.0 million of loans, consisting of the $535.0 million 2018 Term Loan maturing on November 21, 2024, and an available $40.0 million 2018 Revolving Facility maturing on November 23, 2023. The 2018 Revolving Facility includes a subfacility that provides for the issuance of letters of credit in an amount of up to $8.0 million at any time outstanding.

The 2018 Credit Facility is subject to customary fees for loan facilities of this type, including a commitment fee on the 2018 Revolving Facility that decreases if our total net first lien leverage ratio falls beneath certain levels.

The interest rate applicable to the 2018 Term Loan under the 2018 Credit Facility is, at our option, either (a) the LIBOR (or a comparable successor rate approved by the administrative agent and us) plus a margin of 4.50% per annum or (b) the base rate plus a margin of 3.50% per annum. The interest rate applicable to loans under our 2018 Revolving Facility is, at our option, either (a) LIBOR (or a comparable successor rate approved by the administrative agent and us) plus a margin of 4.00% per annum or (b) the base rate plus a margin of 3.00% per annum. Each such margin may decrease depending on our total net first lien leverage ratio. The base rate is the highest of (a) the federal funds rate plus 1/2 of 1.00%, (b) the prime rate as publicly announced by JPMorgan Chase, (c) LIBOR plus 1.00% and (d) 2.00%.

Since 2019, we have been repaying the 2018 Term Loan in quarterly installments of 0.25% of the initial principal, or $1.3 million, with the remaining outstanding principal due on maturity in November 2024. Accrued interest must be paid at the end of each LIBOR period we elect or, if we choose the base rate option, together with each quarterly amortization payment. Upon the occurrence of certain asset sales and certain debt issuances, we are required to repay the 2018 Term Loan with the proceeds from such sales and issuances. The 2018 Term Loan must also be repaid from a portion of our excess cash flow ranging from 0.0% to 50.0%, depending on our net first lien leverage ratio. In 2019 and 2020 we had no excess cash flow under our 2018 Term Loan. The 2018 Revolving Facility terminates and borrowings thereunder, if any, are due in full in November 2023.

Debt under the 2018 Credit Facility is guaranteed by certain of our material wholly owned domestic restricted subsidiaries and is secured by substantially all of our and such subsidiaries’ assets. Pursuant to the 2018 Credit Facility, there is a 1.00% prepayment premium on any prepayments made in connection with certain transactions deemed to be repricing events under the 2018 Credit Facility. This offering is not a repricing event under the 2018 Credit Facility. The 2018 Credit Facility contains affirmative and negative covenants, indemnification provisions and events of default. Affirmative covenants include administrative, reporting and legal covenants, in each case subject to certain exceptions. The negative covenants restrict our ability, subject to customary exceptions, to, among other things: make restricted payments including dividends and distributions on, redemptions of, repurchases or retirement of our capital stock; restrict certain of our subsidiaries’ ability to engage in certain intercompany transactions with other subsidiaries that do not guarantee obligations under the 2018 Credit Facility; restrict our ability to incur additional indebtedness and issue certain types of equity; sell assets, including capital stock of subsidiaries; enter into certain transactions with affiliates; incur liens; enter into fundamental changes including mergers and consolidations; make investments, acquisitions, loans or advances; create negative pledges or restrictions on the payment of dividends or payment of other amounts owed from subsidiaries; make prepayments or modify documents governing material debt that is subordinated with respect to right of payment; engage in certain sale leaseback transactions; change our fiscal year; and change our lines of business. The 2018 Credit Facility also contains a financial covenant with respect to the 2018 Revolving Facility that requires us to maintain a maximum total net first lien leverage ratio of 7.90:1.00 on the last day of any fiscal quarter during which our 2018 Revolving Facility usage exceeds 35.0% of the 2018 Revolving Facility capacity. The total net first lien leverage ratio is calculated as the ratio of first lien secured debt less cash and cash equivalents to consolidated Cash EBITDA, which is defined in the 2018 Credit Facility. We were in compliance with our covenants in the 2018 Credit Facility as of March 31, 2021. The 2018 Credit Facility also includes customary events of default, including failure to pay principal, interest or certain other amounts when due, material inaccuracy of representations and warranties, violation of covenants, specified cross-default and cross-acceleration to other material indebtedness, certain bankruptcy and insolvency events, certain events relating to the Employee Retirement Income Security Act of 1974, certain undischarged judgments, material invalidity of guarantees or grant of security interest, and change of control, in certain cases subject to certain thresholds and grace periods. If an event of default occurs and is continuing, lenders holding a majority of the commitments and outstanding 2018 Term Loan under the 2018 Credit Facility have the right to, among other things, (i) terminate the commitments under the 2018 Credit Facility, (ii) accelerate and require us to repay all the outstanding amounts owed under the 2018 Credit Facility and (iii) require us to cash collateralize any outstanding letters of credit. In addition, if we fail to sell at least 15% of our issued and outstanding common stock in connection with this offering, and certain of our stockholders do not maintain voting control over the election of directors, we could be deemed to have undergone a change of control, which would constitute an event of default under the 2018 Credit Facility. At March 31, 2021, we had approximately $523.0 million of outstanding indebtedness that we would have to repay immediately if this provision were triggered.

At December 31, 2020 and March 31, 2021, we had no amounts drawn on the 2018 Revolving Facility.

At December 31, 2020 and March 31, 2021, we had $524.3 million and $523.0 million, respectively, of principal outstanding under the 2018 Term Loan.

New Credit Facility

We expect to enter into the New Credit Facility (as defined below) concurrently with the consummation of this offering. Despite our expectations, the entering into the New Credit Facility and the terms of such credit facility are subject to a number of factors, and we cannot assure you that we will enter into a credit facility on such terms or at all.

LegalZoom.com, Inc. will be the borrower under the New Credit Facility. The New Credit Facility will be set forth in an amendment and restatement of our 2018 Credit Agreement, and is expected to permit revolving borrowings of up to $150.0 million.

Subject to the satisfaction of certain criteria, we will be able to increase the facility by an amount equal to the sum of (i) the greater of $90.0 million and 75% of consolidated last twelve months Cash EBITDA, or LTM Cash EBITDA, plus (ii) unused amounts under the general debt basket (i.e., an amount equal to the greater of $50.0 million and an equivalent percentage of consolidated LTM Cash EBITDA), plus (iii) an unlimited amount so long as the borrower is in pro forma compliance with the Financial Covenant (as defined below), in each case, with the consent of the lenders participating in the increase. The New Credit Facility is expected to provide for the issuance of up to $20.0 million of letters of credit as well as borrowings on same-day notice, referred to as swingline loans, in an amount of up to $10.0 million.

Borrowings under the New Credit Facility are generally expected to bear interest at a rate equal to, at our option, either (a) a base rate equal to the greatest of (i) the administrative agent’s prime rate; (ii) the federal funds effective rate plus 1/2 of 1.0% and (iii) one month LIBOR plus 1.0% (subject to a 1.00% floor), plus 1.00% or (b) LIBOR (subject to a 0.00% floor) plus 2.00%. The interest rate margins under the New Credit Facility are subject to one reduction of 0.25% and a further reduction of 0.25%, in each case, upon achieving certain total net first lien leverage ratios forth in the documentation in respect of the New Credit Facility.

We will be required to pay a commitment fee in respect of unutilized commitments under the New Credit Facility. The commitment fee will be, initially, 0.35% per annum. The commitment fee is subject to one reduction of 0.10% upon achieving certain total net first lien leverage ratios set forth in the documentation in respect of the New Credit Facility. We will also be required to pay customary letter of credit fees and agency fees.

We will have the option to voluntarily repay outstanding loans at any time without premium or penalty, other than customary “breakage” costs with respect to LIBOR loans. There will be no scheduled amortization under the New Credit Facility. The principal amount outstanding will be due and payable in full at maturity, five years from the closing date of the New Credit Facility.

Obligations under the New Credit Facility will be guaranteed by our existing and future direct and indirect material wholly-owned domestic subsidiaries, subject to certain exceptions. The New Credit Facility will be secured by a first-priority security interest in substantially all of the assets of the borrower and the guarantors, subject to certain exceptions.

The New Credit Facility will contain a number of covenants that, among other things and subject to certain exceptions, restrict our ability and the ability of our restricted subsidiaries to:

•	incur additional indebtedness and guarantee indebtedness;

•	create or incur liens;

•	pay dividends and distributions or repurchase capital stock;

•	merge, liquidate and make asset sales;

•	change lines of business;

•	change our fiscal year;

•	incur restrictions on our subsidiaries’ ability to make distributions and create liens;

•	modify our organizational documents;

•	make investments, loans and advances; and

•	enter into certain transactions with affiliates.

The New Credit Facility will require compliance with a total net first lien leverage ratio of 4.50 to 1.00, or the Financial Covenant. The Financial Covenant will be tested at quarter-end only if the total principal amount of all revolving loans, swingline loans and drawn letters of credit that have not been reimbursed exceeds 35% of the total commitments under the New Credit Facility on the last day of such fiscal quarter.

The New Credit Facility will also contain certain customary affirmative covenants and events of default for facilities of this type, including relating to a change of control. If an event of default occurs, the lenders under the New Credit Facility will be entitled to take various actions, including the acceleration of amounts due under the New Credit Facility and all actions permitted to be taken by secured creditors under applicable law.

Cash flows

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
	(in thousands)		(in thousands)
Net cash provided by operating activities	$52,695	$93,049	$21,889	$31,415
Net cash used in investing activities	(20,717)	(12,727)	(1,988)	(2,911)
Net cash (used in) provided by financing activities	(12,852)	(15,089)	36,589	(1,834)
Effect of exchange rates on cash, cash equivalents and restricted cash equivalent	(495)	57	(185)	35

Net increase in cash, cash equivalents and restricted cash equivalent	$18,631	$65,290	$56,305	$26,705

Net cash provided by operating activities

Our largest source of operating cash is cash collections from our customers for our transaction and subscription services. Our primary uses of cash in operating activities are for our fulfillment, production and customer care costs, employee salaries and benefits, sales and marketing expenses and third-party consulting expenses. Net cash provided by operating activities is impacted by our net income adjusted for certain non-cash items, including depreciation and amortization expense, stock-based compensation and impairments of long-lived assets, as well as the effect of changes in operating assets and liabilities.

In 2020, cash provided by operating activities was $93.0 million resulting from net income of $9.9 million, adjusted for non-cash expenses of $44.8 million and net cash flow provided by changes in operating assets and liabilities of $38.4 million. The $38.4 million of net cash flows provided from changes in our operating assets and liabilities included a $23.2 million increase in deferred revenue primarily as a result of the growth of our subscription units, which are predominantly billed in advance of our revenue recognition, and a $12.4 million increase in accounts payable due to the timing of our payments.

In 2019, cash provided by operating activities was $52.7 million resulting from net income of $7.4 million, adjusted for non-cash expenses of $39.9 million and net cash flow provided by changes in operating assets and liabilities of $5.4 million. The $5.4 million of net cash flows provided from changes in our operating assets and liabilities included a $5.6 million increase in deferred revenue primarily as a result of the growth of our subscription units, and a $3.9 million increase in accounts payable, partially offset by a $1.6 million decrease in accrued expenses and other liabilities due to the timing of our payments.

For the three months ended March 31, 2021, cash provided by operating activities was $31.4 million resulting from a net loss of $9.8 million, adjusted for non-cash expenses of $6.5 million and net cash flow provided by changes in operating assets and liabilities of $34.7 million. The $34.7 million of net cash flows provided from changes in our operating assets and liabilities included a $18.4 million increase in deferred revenue primarily as a result of the growth of our subscription units, which are predominantly billed in advance of our revenue recognition, and a $14.1 million increase in accrued expenses and other current liabilities and $6.0 million in accounts payable, due to the timing of our payments.

For the three months ended March 31, 2020, cash provided by operating activities was $21.9 million resulting from a net loss of $4.9 million, adjusted for non-cash expenses of $9.2 million and net cash flow provided by changes in operating assets and liabilities of $17.6 million. The $17.6 million of net cash flows provided from changes in our operating assets and liabilities included a $9.6 million increase in deferred revenue primarily as a result of the growth of our subscription units, which are predominantly billed in advance of our revenue recognition, and a $7.5 million increase in accrued expenses and other current liabilities due to the timing of our payments.

Net cash used in investing activities

Our primary investing activities have consisted of capital expenditures to purchase property and equipment necessary to support our customer contact center, network and operations, the capitalization of internal-use software necessary to develop and maintain our platform and deliver new products and features, which provide value to our customers, business acquisitions and investments in other companies. As our business grows, we expect our capital expenditures to continue to increase.

In 2020, net cash used in investing activities was $12.7 million resulting primarily from $10.6 million in purchases of property and equipment, including capitalized internal-use software.

In 2019, net cash used in investing activities was $20.7 million resulting primarily from $18.3 million in purchases of property and equipment and capitalized internal-use software, and $2.7 million in investments in available-for-sale debt securities and other equity securities.

For the three months ended March 31, 2021 and 2020, net cash used in investing activities was $2.9 million and $2.0 million, respectively, resulting primarily from purchases of property and equipment, including capitalized internal-use software.

Net cash (used in) provided by financing activities

Our primary uses of cash in financing activities are for our servicing and refinancing our long-term debt, repurchases of common stock and settlements of stock options and RSUs. Net cash provided by financing activities is primarily impacted by exercises of stock options by our employees and issuance of common stock.

In 2020, net cash used in financing activities was $15.1 million resulting primarily from repayments on our 2018 Term Loan totaling $5.4 million, repurchases of common stock of $4.8 million and repurchases of common stock for tax withholding obligations of $3.6 million. In March 2020, we drew down the full $40.0 million available from our 2018 Revolving Facility in response to macroeconomic concerns with regards to COVID-19. The 2018 Revolving Facility was paid in full by May 2020.

In 2019, net cash used in financing activities was $12.9 million resulting primarily from repayments on our 2018 Term Loan totaling $5.4 million, repurchases of common stock for tax withholding obligations of $3.8 million and the repurchase of common stock of $1.5 million.

For the three months ended March 31, 2021, net cash used in financing activities was $1.8 million, resulting primarily from repayments on our 2018 Term Loan of $1.3 million.

For the three months ended March 31, 2020, net cash provided by financing activities was $36.6 million, resulting primarily from the drawdown of the full $40.0 million from our 2018 Revolving Facility in response to macroeconomic concerns with regards to COVID-19, offset in part by repurchases of common stock for tax withholding obligations of $2.0 million.

Contractual obligations and commitments

We have contractual commitments for our 2018 Term Loan, operating leases, marketing and technology expenditures. For additional information, see Note 11 and Note 13 to our consolidated financial statements included elsewhere in this prospectus.

Interest payments on the 2018 Term Loan are based upon the applicable interest rates as of December 31, 2020. We currently intend to use a portion of the net proceeds to us from this offering to repay the outstanding indebtedness under the 2018 Credit Facility. We have operating lease commitments primarily related to minimum lease payments under the operating leases we entered into for facility spaces in Glendale, California, Austin and Frisco, Texas and London, United Kingdom. Our purchase commitments relate to minimum purchase commitments for advertising, media, and technology.

We believe our current cash and cash equivalents, as well as cash expected to be generated by future operating activities, will be sufficient to meet our contractual obligations for the next twelve months.

Our commitments are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions and the approximate timing of the actions under the contracts. Our disclosure does not include obligations under agreements that we can cancel without a significant penalty.

Off-balance sheet arrangements

We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. generally accepted accounting principles, or GAAP, we use certain non-GAAP financial measures, as described below, to understand and evaluate our core operating performance. These non-GAAP financial measures, which may be different than similarly titled measures used by other companies, are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. We believe that these non-GAAP financial measures provide useful information about our financial performance, enhance the overall understanding of our past performance and future prospects and allow for greater transparency with respect to important measures used by our management for financial and operational decision-making. We are presenting these non-GAAP measures to assist investors in seeing our financial performance using a management view and because we believe that these measures provide an additional tool for investors to use in comparing our core financial performance over multiple periods with other companies in our industry.

Adjusted EBITDA and Adjusted EBITDA Margin

We define Adjusted EBITDA as net income (loss) adjusted to exclude interest expense, net, provision for income taxes, depreciation and amortization, other income, net, stock-based compensation, losses from impairments of goodwill, long-lived and other assets, impairments of available-for-sale debt securities, acquisition related expenses, restructuring expenses, legal reserves and settlements, and certain other non-recurring expenses. Our Adjusted EBITDA financial measure differs from GAAP in that it excludes certain items of income and expense. We define Adjusted EBITDA margin as Adjusted EBITDA as a percentage of revenue. We define net income (loss) margin as net income (loss) as a percentage of revenue.

Adjusted EBITDA is one of the primary performance measures used by our management and our board of directors to understand and evaluate our financial performance and operating trends, including period-to-period comparisons, prepare and approve our annual budget, develop short- and long-term operational plans and determine appropriate compensation plans for our employees. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our results of operations in the same manner as our management team and board of directors. In assessing our performance, we exclude certain expenses that we believe are not comparable period over period. Adjusted EBITDA should not be considered in isolation of, or as an alternative to, measures prepared in accordance with GAAP. There are a number of limitations related to the use of Adjusted EBITDA rather than net income, which is the nearest GAAP equivalent of Adjusted EBITDA, and it may be calculated differently by other companies in our industry, limiting its usefulness as a comparative measure. Some of these limitations include that the non-GAAP financial measure:

•	does not reflect interest expense, or the cash requirements necessary to service interest or principal payments, which reduces cash available to us;

•	does not reflect provision for income taxes that may result in payments that reduce cash available to us;

•	excludes depreciation and amortization and, although these are non-cash expenses, the assets being depreciated may be replaced in the future;

•	does not reflect foreign currency exchange or other gains or losses, which are included in other income, net;

•	excludes stock-based compensation expense, which has been, and will continue to be, a significant recurring expense for our business and an important part of our compensation strategy;

•	excludes losses from impairments of goodwill, long-lived and other assets and available-for-sale debt securities;

•	excludes acquisition related expenses, which reduce cash available to us;

•	excludes restructuring expenses, which reduce cash available to us; and

•	does not reflect certain other non-recurring expenses that are not considered representative of our underlying performance, which reduce cash available to us.

The following table presents a reconciliation of net income (loss), the most directly comparable GAAP measure, to Adjusted EBITDA for each of the periods indicated:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
	(in thousands)		(in thousands)
Reconciliation of Net Income (loss) to Adjusted EBITDA
Net income (loss)	$7,443	$9,896	$(4,878)	$(9,823)
Interest expense, net	38,559	35,504	9,270	8,654
Provision for (benefit from) income taxes	3,161	2,429	(2,055)	(2,936)
Depreciation and amortization	16,390	20,097	4,920	4,166
Other (income) expense, net	(2,577)	(3,713)	1,106	(248)
Stock-based compensation(1)	5,181	12,894	4,088	3,786
Impairment of goodwill, long-lived and other assets	14,321	1,105	555	—
Impairment of available-for-sale debt securities	—	4,818	—	—
Acquisition related expenses	5,433	132	—	—
Restructuring expenses(2)	1,600	2,524	348	—
Legal reserves and settlements(3)	735	525	—	—
Certain other non-recurring expenses(4)	6,911	1,764	—	—

Adjusted EBITDA	$97,157	$87,975	$13,354	$3,599

Net income (loss) margin	1.8%	2.1%	(4.6)%	(7.3)%
Adjusted EBITDA margin	23.8%	18.7%	12.6%	2.7%

(1)

Stock-based compensation expense excludes amounts paid in cash to certain employees as part of a buyback program as further described in Note 15 to our consolidated financial statements included elsewhere in this prospectus.

(2)

Restructuring expenses relate to certain one-time severance events for different components of our business, which was part of our overall reset of business strategy during 2019 and 2020. See Note 17 to our consolidated financial statements included elsewhere in this prospectus.

(3)	Legal reserves and settlements include costs accrued or paid for potential litigation settlements, and are net of insurance recoveries, if any.
(4)

In 2019, we incurred certain expenses for strategic transactions that were not consummated, including $4.6 million of costs associated with our filing of a registration statement, $1.9 million of compensation expense recorded in general and administrative expenses related the establishment of a financial guarantee for a former executive officer, and $0.4 million for other transaction related expenses. In 2020, we incurred a loss on sale from the disposal of Beaumont, our conveyancing business in the United Kingdom, of $1.8 million.

Adjusted EBITDA decreased from $97.2 million in 2019 to $88.0 million in 2020. The decrease of $9.2 million primarily reflects an investment in customer acquisition media spend, which increased by $52.0 million in 2020 as we invested to expand our customer base and build on our digital brand leadership and awareness, as well as an increase in cost of revenue of $17.7 million driven by increases in customer care and fulfillment costs, partially offset by an increase in revenue of $62.2 million. Adjusted EBITDA decreased $9.8 million from $13.4 million for the three months ended March 31, 2020 to $3.6 million for the three months ended March 31, 2021. The decrease primarily reflects an investment in customer acquisition media spend, which increased by $23.6 million, filing fee expense which increased by $6.2 million in cost of revenue, media production spend which increased by $3.0 million and salaries and benefits which increased by $3.6 million from our investment in headcount, which was partially offset by a $28.8 million increase in revenue. We expect our Adjusted EBITDA to increase in absolute dollars in the longer term, although the rate at which our Adjusted EBITDA may grow could vary based upon the interplay of the foregoing factors.

Free cash flow

Free cash flow is a liquidity measure used by management in evaluating the cash generated by our operations after purchases of property and equipment including capitalized internal-use software. We consider free cash flow to be an important metric because it provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic opportunities, including investing in our business and strengthening our balance sheet. Once our business needs and obligations are met, cash can be used to maintain a strong balance sheet and invest in future growth. The usefulness of free cash flow as an analytical tool has limitations because it excludes certain items, which are settled in cash, does not represent residual cash flow available for discretionary expenses, does not reflect our future contractual commitments, and may be calculated differently by other companies in our industry. Accordingly, it should not be considered in isolation or as a substitute for analysis of other GAAP financial measures, such as net cash provided by operating activities.

The following table presents a reconciliation of net cash provided by operating activities, the most directly comparable GAAP measure, to free cash flow:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
	(in thousands)		(in thousands)
Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow
Net cash provided by operating activities	$52,695	$93,049	$21,889	$31,415
Purchase of property and equipment	(18,349)	(10,587)	(1,988)	(2,911)

Free cash flow	$34,346	$82,462	$19,901	$28,504

We experienced an increase in our free cash flow from 2019 to 2020 as a result of an increase in net cash provided by operating activities, which was primarily due to an increase of $17.6 million in deferred revenue driven by an increase in subscription units as well as a $8.5 million increase in accounts payable due to the timing of our payments. We experienced an increase in our free cash flow for the three months ended March 31, 2020 as compared to the three months ended March 31, 2021 as a result of an increase of $8.8 million in deferred revenue primarily as a result of the growth of our subscription units, which are predominantly billed in advance of our revenue recognition, a $6.6 million increase in accrued expenses and other current liabilities and $2.7 million in accounts payable, due to the timing of our payments. Additionally, in the year ended 2020 as compared to 2019, we recorded a decrease in purchase of property and equipment related to less capitalization of internal-use software projects. In the three months ended March 31, 2021, we recorded an increase in purchase of property and equipment related to additional capitalization of internal-use software projects, associated with scaling our operations, technology and infrastructure to support our growth. We expect our free cash flow to increase in absolute dollars in the near term, although the rate at which our free cash flow may grow could vary based upon the interplay of the factors discussed above.

For 2019, 2020 and the three months ended March 31, 2020 and 2021, our free cash flow included cash payments for interest related to our 2018 Credit Facility of $37.3 million, $27.9 million, $8.3 million and $6.1 million, respectively.

Quarterly Results of Operations

The following table sets forth our unaudited quarterly consolidated results of operations by quarter from the first quarter of 2019 to the first quarter of 2021. The unaudited quarterly consolidated results of operations set forth below have been prepared on the same basis as our audited consolidated financial statements and in our opinion contain all adjustments, consisting only of normal and recurring adjustments, necessary for the fair statement of this financial information. The following information should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes thereto included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results for any future period, and the results for any quarter are not necessarily indicative of results to be expected for a full year or any other period.

Quarterly Consolidated Statement of Operations Data

	Three Months Ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
	(In thousands)
Revenue (1)	$102,177	$103,506	$103,977	$98,720	$105,795	$111,007	$131,595	$122,239	$134,632
Cost of revenue	35,947	35,999	34,144	30,825	35,112	35,759	43,841	39,851	43,960

Gross margin	66,230	67,507	69,833	67,895	70,683	75,248	87,754	82,388	90,672
Operating expenses:
Sales and marketing	34,328	26,765	27,414	27,406	43,481	40,173	46,833	40,903	71,361
Technology and development	8,230	8,728	9,420	10,826	10,543	10,165	10,911	10,244	10,499
General and administrative	12,015	13,252	17,044	15,451	12,661	12,612	10,424	15,320	13,165
Impairment of goodwill, long-lived and other assets	—	—	—	14,321	555	—	—	550	—
Loss on sale of business	—	—	—	—	—	1,764	—	—	—

Total operating expenses	54,573	48,745	53,878	68,004	67,240	64,714	68,168	67,017	95,025

Income (loss) from operations	11,657	18,762	15,955	(109)	3,443	10,534	19,586	15,371	(4,353)
Interest expense, net	(9,826)	(9,838)	(9,665)	(9,230)	(9,270)	(8,857)	(8,658)	(8,719)	(8,654)
Other income (expense), net	1,037	(1,000)	(1,079)	3,619	(1,106)	(355)	1,610	3,564	248
Impairment of available-for-sale debt securities	—	—	—	—	—	(4,818)	—	—	—

Income (loss) before income taxes and income from equity method investment	2,868	7,924	5,211	(5,720)	(6,933)	(3,496)	12,538	10,216	(12,759)
Provision for (benefit from) income taxes	1,107	2,492	1,932	(2,370)	(2,055)	563	3,126	795	(2,936)

Income (loss) before income on equity method investment	1,761	5,432	3,279	(3,350)	(4,878)	(4,059)	9,412	9,421	(9,823)
Income from equity method investment	—	—	—	321	—	—	—	—	—

Net income (loss)	$1,761	$5,432	$3,279	$(3,029)	$(4,878)	$(4,059)	$9,412	$9,421	$(9,823)

(1)	Includes revenue by type as follows:

	Three Months Ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
	(In thousands)
Transaction	$45,772	$45,350	$41,376	$35,807	$45,586	$50,429	$63,850	$52,249	$61,388
Subscription	47,419	50,175	53,879	54,974	54,235	53,832	59,348	62,425	65,493
Partner	8,986	7,981	8,722	7,939	5,974	6,746	8,397	7,565	7,751

Total revenue	$102,177	$103,506	$103,977	$98,720	$105,795	$111,007	$131,595	$122,239	$134,632

Quarterly Revenue, Cost and Operating Expense Trends

We have experienced, and expect that we will continue to experience, seasonality in the number of orders placed and when we enter into subscription agreements with customers. Customers tend to place a higher number of orders and enter into new or renewed subscriptions in the first quarter of the year, which is when we believe the demand for forming businesses is the highest. Further seasonality is reflected in the timing of our revenue recognition in the second quarter, when we typically recognize a high amount of revenue from transactions placed in the first quarter but fulfilled in the second quarter. Also, historically we generally see demand for our services decline in the last two months of the fourth quarter as a result of the winter holidays. For example, in 2019, we saw our highest number of transaction orders in the first quarter. Although the number of transactions declined in the second quarter as compared to the first quarter of 2019, our revenue increased as we fulfilled a number of transaction orders placed in the first quarter. In addition, starting in the second quarter of 2020, we saw tailwinds driven by the COVID-19 pandemic as individuals and small businesses turned to online services given the relative inaccessibility of offline alternatives.

Generally, these seasonal trends also apply to our cost of revenue, which includes all costs of fulfilling our services, such as government filing fees and costs associated with customer care that scale with order volumes.

Our operating expenses consist primarily of sales and marketing, technology and development, general and administrative expenses, and to a lesser extent, impairments of goodwill, long-lived assets and other assets, in addition to a loss on sale of a business in April 2020. Customer acquisition media spend has historically been highest in the first quarter of the year when customer demand is strongest, while other operating expenses such as technology and development and general and administrative expenses typically exhibit less seasonal fluctuation. We expect our sales and marketing expenses will continue to increase in absolute dollars and be our largest operating expense category for the foreseeable future as we invest to drive additional revenue, further penetrate our expanding addressable market and build on our digital brand leadership and awareness. We also expect technology and development expenses to increase in absolute dollars going forward as we invest in new products and services, enhancing our customer experience, and production automation technologies. Additionally, we expect our general and administrative expenses to increase as we expand our headcount to support our growth and meet our obligations as a public company following the completion of this offering. In addition, during the second and third quarters of 2020, we saw the impact of the COVID-19 pandemic impact these trends, which cannot be quantified and may not continue in future periods.

Non-GAAP Financial Measures

The following table presents a reconciliation of net income (loss) to Adjusted EBITDA, the most directly comparable financial measure calculated in accordance with GAAP. For more information as to the limitations of using non-GAAP measurements, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

Reconciliation of Net Income (Loss) to Adjusted EBITDA

	Three Months Ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
	(In thousands)
Net income (loss)	$1,761	$5,432	$3,279	$(3,029)	$(4,878)	$(4,059)	$9,412	$9,421	$(9,823)
Interest expense, net	9,826	9,838	9,665	9,230	9,270	8,857	8,658	8,719	8,654
Provision for (benefit from) income taxes	1,107	2,492	1,932	(2,370)	(2,055)	563	3,126	795	(2,936)
Depreciation and amortization	4,397	4,072	4,226	3,695	4,920	4,827	4,415	5,935	4,166
Other (income) expense, net	(1,037)	1,000	1,079	(3,619)	1,106	355	(1,610)	(3,564)	(248)
Stock-based compensation(1)	1,185	1,309	1,144	1,543	4,088	3,090	2,712	3,004	3,786
Impairment of goodwill, long-lived and other assets	—	—	—	14,321	555	—	—	550	—
Impairment of available-for-sale debt securities	—	—	—	—	—	4,818	—	—	—
Acquisition related expenses	5	2,244	2,695	489	—	—	38	94	—
Restructuring expenses(2)	363	258	137	842	348	64	155	1,957	—
Legal reserves and settlements(3)	—	—	—	735	—	—	525	—	—
Certain other non-recurring expenses(4)	306	847	3,806	1,952	—	1,764	—	—	—

Adjusted EBITDA	17,913	27,492	27,963	23,789	13,354	20,279	27,431	26,911	3,599

Net income (loss) margin	1.7%	5.2%	3.2%	(3.1)%	(4.6)%	(3.7)%	7.2%	7.7%	(7.3)%
Adjusted EBITDA margin	17.5%	26.6%	26.9%	24.1%	12.6%	18.3%	20.8%	22.0%	2.7%

(1)

Stock-based compensation expense excludes amounts paid in cash to certain employees as part of a buyback program as further described in Note 15 to our consolidated financial statements included elsewhere in this prospectus.

(2)

Restructuring expenses relate to certain one-time severance events for different components of our business, which were part of our overall reset of business strategy during 2019 and 2020. Such expenses are not expected to recur in the near or longer term. Due to continued decline in the business performance of Beaumont, our conveyancing business in the United Kingdom, we conducted a phased restructuring during 2019. In the fourth quarter of 2019, we restructured our United Kingdom Research and Development team, as part of the reset of our product strategy. In the first half of 2020, we restructured our United Kingdom business, mainly in our leadership and technology team. In the fourth quarter of 2020, we incurred $2.0 million in severance costs related to a reduction in headcount in our U.S. workforce.

(3)	Legal reserves and settlements include costs accrued or paid for potential litigation settlements, and are net of insurance recoveries, if any.
(4)

In 2019, we incurred certain expenses for strategic transactions that were not consummated, including $4.6 million of costs associated with our filing of a registration statement during the first and second quarters of 2019 and which was later withdrawn in the third quarter of 2019, $1.9 million of compensation expense recorded in general and administrative expenses related the establishment of a financial guarantee for a former executive officer in the fourth quarter of 2019, and $0.4 million for other transaction related expenses. In the second quarter of 2020, we incurred a loss on sale from the disposal of Beaumont, our conveyancing business in the United Kingdom, of $1.8 million.

The following table presents a reconciliation of net cash provided by operating activities, the most directly comparable GAAP measure, to free cash flow:

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

	Three Months Ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
	(In thousands)
Net cash provided by operating activities	$23,102	$4,885	$14,410	$10,298	$21,889	$27,431	$32,749	$10,980	$31,415
Purchase of property and equipment	(5,442)	(4,784)	(4,281)	(3,842)	(1,988)	(2,503)	(3,328)	(2,768)	(2,911)

Total free cash flow	$17,660	$101	$10,129	$6,456	$19,901	$24,928	$29,421	$8,212	$28,504

Cash interest paid	$9,473	$9,809	$9,386	$8,608	$8,278	$7,062	$6,283	$6,242	$6,065

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with GAAP requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expenses, and related disclosures of contingent liabilities in the consolidated financial statements and accompanying notes. Estimates are used for, however not limited to, revenue recognition, sales allowances and credit reserves, available-for-sale debt securities, valuation of long-lived assets and goodwill, income taxes, commitments and contingencies, valuation of assets and liabilities acquired in business combinations, fair value of derivative instruments and stock-based compensation. Actual results could differ materially from those estimates. Our most critical accounting policies are summarized below. See Note 2 to our consolidated financial statements included elsewhere in this prospectus for a discussion of our other significant accounting policies.

Revenue recognition

We derive our revenue from the following sources:

Transaction revenue—Transaction revenue is primarily generated from our customized legal document services upon fulfillment of these services. Transaction revenue includes filing fees and is net of cancellations, promotional discounts and sales allowances. Until April 2020, when we ceased providing such services, we also generated transaction revenue from our residential and commercial conveyancing business in the United Kingdom. Revenue for these services was recognized when delivered to the customer. In addition, until July 2019, when we ceased providing such services, we generated revenue from litigation services in the United Kingdom, and we recognized this revenue based on the time incurred by the attorneys at their market billing rates. In 2020, we commenced providing tax advice and filing services in the United States, which are recognized at the point in time when the customer’s tax return is filed and accepted by the applicable government authority.

Subscription revenue—Subscription revenue is generated primarily from subscriptions to our registered agent services, compliance packages, attorney advice, and legal forms services, in addition to SaaS subscriptions in the United Kingdom. In the fourth quarter of 2020, we commenced providing tax, bookkeeping and payroll subscription services. We recognize revenue from our subscriptions ratably over the subscription term. Subscription terms generally range from thirty days to one year. Subscription revenue includes the value allocated to bundled free-trials for our subscription services and is net of promotional discounts, cancellations, sales allowances and credit reserves and payments to third-party service providers such as legal plan law firms and tax service providers.

Partner revenue—Partner revenue consists primarily of one-time or recurring referral fees earned from third-party providers from leads generated to such providers through our online legal platform. Revenue is recognized when the related performance-based criteria have been met. We assess whether performance criteria have been met on a cost-per-click or cost-per-action basis.

We determine revenue recognition through the following five steps: identification of a contract with a customer; identification of the performance obligations in the contract; determination of the transaction price; allocation of the transaction price to the performance obligations in the contract; and recognition of revenue when or as the performance obligations are satisfied.

Our customers generally pay for transactions in advance by credit or debit card except for certain services provided under installment plans where we allow customers to pay for their order in two or three equal payments. The first installment due under the installment plans is charged to the customer’s debit or credit card on the date the order is placed, and the remaining installments are generally charged on a monthly basis thereafter. We recognize revenue for the amount we expect to be entitled to for providing the services to our customers. The total fees collected by us for our services include, as applicable, expedited services fees, government filing fees, shipping fees and sales tax.

Subscription services are generally paid monthly or annually in advance of the subscription period except for SaaS services in the United Kingdom which are invoiced monthly in arrears. Amounts collected in advance of revenue recognition are recorded in deferred revenue. Customers may pay for services, however, may not provide the necessary information to complete a transaction. We attempt to contact the customer to complete the abandoned order. We recognize revenue on abandoned services, or breakage, when it is likely to occur and the amount can be recognized without significant risk of reversal. We recognize breakage in proportion to the pattern of rights exercised by the customer. Judgment is required to determine the amount of breakage and when breakage is likely to occur, which we estimate based on historical data of breakage for similar services.

Services we offer can generally either be purchased on a stand-alone basis or bundled together as part of a package of services. Accordingly, a significant number of our arrangements include multiple performance obligations, such as the preparation of legal documents combined with related document revision, document storage, registered agent services, and free trial periods of our legal plans. At contract inception, we assess the services promised in our contracts with customers and identify performance obligations for each promise to transfer to the customer a service or bundle of services that is distinct. The identification of distinct performance obligations within our packages may require significant judgment.

The transaction price allocated to each separate performance obligation represents the amount of consideration to which we expect to be entitled in exchange for the services we provide. The transaction price is based on the contractual amounts in our contracts and is reduced for estimated sales allowances for price concessions, charge-backs, sales credits and refunds, which are accounted for as variable consideration when estimating the amount of revenue to recognize. We only include variable consideration in the transaction price to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. We estimate sales allowances using the expected value method. We have established a sufficient history of estimating sales allowances given the large number of homogeneous transactions. The majority of our allowances and reserves are known within a relatively short period of time following our balance sheet date. The estimated provision for sales allowances has varied from actual results within ranges consistent with management’s expectations. The transaction price excludes sales taxes.

Contracts with our customers may include options to purchase additional future services, and in the case of subscription services, options to auto-renew the subscription service. Additional consideration attributable to either the option to purchase additional future services or the option to renew are excluded from the transaction price until such time that the option is exercised, unless these options provide a material right to the customer.

For arrangements that contain multiple performance obligations, such as our bundled arrangements, we allocate the transaction price to each performance obligation based on estimates of the standalone selling price of each performance obligation within the bundle. For the services we sell on a standalone basis, we use the sales price of these services in the allocation of the transaction price in bundled arrangements. Where we do not sell the service on a standalone basis, we estimate the standalone selling price based on the adjusted market assessment approach or the expected cost plus a margin approach when market information is not observable. In these cases, the determination of the standalone selling price may require significant judgment.

We recognize revenue when we satisfy the performance obligation by transferring the promised good or service to the customer. For our transaction-based services, we generally recognize revenue at a point-in-time when the services are delivered to the customer. For our subscription-based services we recognize revenue on a straight-line basis over the subscription term. For our partner-based services, we recognize revenue at a point-in-time when the related performance-based criteria have been met.

We do not have significant financing components in arrangements with our customers.

Principal agent considerations

In certain of our arrangements, another party may be involved in providing services to our customer. We evaluate whether we can recognize revenue gross as a principal or net as an agent. We record revenue on a gross basis when we are the principal in the arrangement. To determine whether we are a principal or an agent, we identify the specified good or service to be provided to the customer and assess whether we control the specified good or service before that good or service is transferred to the customer. We evaluate a number of indicators of whether we control the good or service before it is transferred to the customer, including whether we have primary fulfillment responsibility and obligation to perform the services being sold to the customer; we have latitude in establishing the sales price; and we have inventory risk.

In arrangements in which we are the principal, we record as revenue the amounts we have billed to our customer, net of sales allowance, and we record the fee payable to the third-party as cost of revenue. We are the principal in most of our legal document preparation and registered agent services, including legal entity formations and similar arrangements and conveyancing and formation services in the United Kingdom. For these services, revenue includes filing and similar fees.

In arrangements in which we are not the principal, we record revenue on a net basis, which is equal to the amount billed to our customer, net of sales allowances and the fee payable to the third-party or partner that is primarily responsible for performing the services for the customer. We are not a law firm in the United States and cannot provide legal advice through our U.S. entities, therefore the participating independent law firms in our legal plans control the service to the customer and have the primary service obligation to provide attorney consultations to our customers, for which we pay the law firms a monthly fee. For these arrangements, we recognize revenue on a net basis as an agent. Since 2016, our Alternative Business Structure, or ABS, subsidiary in the United Kingdom began offering legal advisory services that were marketed through our website. Our ABS provides independent legal advice to our customers and is directly responsible for, and controls the fulfillment of, the legal services. Accordingly, for services provided by our ABS, we recognize revenue as the principal. For other services provided by third-parties, including deed transfer, accounting, tax, credit monitoring, business data protection and logo design services, revenue is recognized net of fees payable to third-parties. For partner revenue, we receive a fee for the referral of our customer to the partner or we retain a portion of the fee paid by the customer and share the remainder with partner. Our partner controls the service to the customer and the partner is responsible for fulfilling the referred service to the customer; accordingly, we recognize revenue for these arrangements on a net basis.

Revenue includes shipping and handling fees charged to customers.

Business combinations

The results of businesses acquired in a business combination are included in our consolidated financial statements from the date of the acquisition. Purchase accounting results in assets and liabilities of an acquired business being recorded at their estimated fair values on the acquisition date. Any excess purchase consideration over the fair value of assets acquired and liabilities assumed is recognized as goodwill.

We perform valuations of assets acquired and liabilities assumed for an acquisition and allocate the purchase price to their respective net tangible and intangible assets. Determining the fair value of assets acquired and liabilities assumed requires management to use significant judgment and estimates including the selection of valuation methodologies, estimates of future revenue and cash flows, discount rates and selection of comparable companies. We generally engage the assistance of third-party valuation specialists in determining fair values of assets acquired and liabilities assumed and contingent consideration, if any, in a business combination.

Transaction costs associated with business combinations are expensed as incurred and are included in general and administrative expenses in the accompanying consolidated statements of operations.

Goodwill

Goodwill represents the excess of the aggregate fair value of the consideration transferred in a business combination over the fair value of the assets acquired, net of liabilities assumed. Goodwill is not amortized, however, it is subject to impairment testing at the reporting unit level annually during the fourth quarter of our fiscal year or more frequently if events or changes in circumstances indicate that goodwill may be impaired.

In assessing impairment, we have the option to first assess qualitative factors to determine whether or not a reporting unit is impaired. Alternatively, we may perform a quantitative impairment assessment or if the qualitative assessment indicates that it is more-likely-than-not that the reporting unit’s fair value is less than its carrying amount, a quantitative analysis is required. The quantitative analysis compares the estimated fair value of the reporting unit with its respective carrying amount, including goodwill. If the estimated fair value of the reporting unit exceeds its carrying amount including goodwill, goodwill is considered not to be impaired. If the fair value is less than the carrying amount including goodwill, then a goodwill impairment charge is recorded by the amount that the carrying value exceeds the fair value, up to the carrying amount of goodwill.

In 2019, we had two reporting units, the U.S. reporting unit and the U.K. reporting unit. Our U.K. reporting unit’s performance was below expectations and further deteriorated in 2019. Our quantitative goodwill assessment in 2019 concluded that the carrying value of the U.K. reporting unit exceeded its fair value, and accordingly, we impaired all the goodwill attributable to the U.K. reporting unit of $10.6 million.

For our goodwill impairment test performed in the fourth quarter of 2020, the fair value of our consolidated reporting unit significantly exceeded our carrying value.

Loss contingencies

We record loss contingencies in our consolidated financial statements in the period when they are probable and reasonably estimable. If the amount is probable and we are able to reasonably estimate a range of loss, we accrue the amount that is the best estimate within that range, and if no amount is better than any other in the range, we record the amount at the low end in the range. We disclose those contingencies that we believe are at least reasonably possible but not probable regardless of whether they are reasonably estimable. The likelihood of a loss is determined using several factors including the nature of the matter, advice of our internal and external counsel, previous experience and historical and relevant information available to us. The determination of the likelihood of loss or the range of loss requires significant management judgment. We expense legal costs for defending legal proceedings as incurred.

As discussed in Note 13 to our consolidated financial statements included elsewhere in this prospectus, we are subject to pending matters for which we believe that we have meritorious defenses to the claims and intend to defend against vigorously.

Income taxes

We account for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our consolidated financial statements. Deferred income tax assets and liabilities are measured using enacted tax rates anticipated to be in effect when those tax assets and liabilities are expected to be realized or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the consolidated statements of operations in the period that includes the enactment date.

We make judgments in evaluating whether deferred tax assets will be recovered from future taxable income. A valuation allowance is established if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. We consider all available evidence, both positive and negative, including historical levels of income, expectations and risk associated with estimates of future taxable income in assessing the need for a valuation allowance. If our assumptions and consequently our estimates, change in the future, the valuation allowance may be increased or decreased, resulting in an increase or decrease, which may be material, to our provision for income taxes and the related impact on our net income.

We recognize tax benefits from an uncertain position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits. If this threshold is met, we measure the tax benefit as the largest amount of the benefit that is greater than fifty percent likely to be realized upon ultimate settlement. We recognize penalties and interest accrued with respect to uncertain tax positions as a component of the income tax provision.

See Note 18 to our consolidated financial statements included elsewhere in this prospectus for further information on our income taxes.

Stock-based compensation

We estimate the fair value of employee stock-based payment awards on the grant-date and recognize the resulting fair value, net of estimated forfeitures, over the requisite service period. We use the Black-Scholes option pricing model for estimating the fair value of options granted under our stock option plans that vest based on service and performance conditions. The fair value of RSUs, that vest based on service and performance conditions is determined based on the value of the underlying common stock at the date of grant. For awards that contain market conditions, we estimate the fair value using a Monte Carlo simulation model. We record expense for awards that contain performance conditions only to the extent that we determine it is probable that the performance condition will be achieved. Expense for awards containing market conditions is not reversed even if the market condition is not achieved. We have elected to treat stock-based payment awards with graded vesting schedules and time-based service conditions as a single award and recognize stock-based compensation on a straight-line basis, net of estimated forfeitures, over the requisite service period. Awards with performance or market conditions are recognized using graded vesting.

Options. The Black-Scholes option-pricing model and the Monte Carlo simulation model requires us to make certain assumptions including the fair value of our underlying common stock, the expected term, the expected stock price volatility, the risk-free interest rates and the expected dividend yield of our common stock. These assumptions used in the Black-Scholes option-pricing model and the Monte Carlo simulation model, other than the fair value of our common stock (see the section titled “—Common Stock Valuations” below), are estimated as follows:

•

Expected term. The expected term of employee stock options represents the weighted-average period that the stock options are expected to remain outstanding. The expected term of options granted is estimated based upon actual historical exercise and post-vesting cancellations, adjusted for expected future exercise behavior.

•	Risk-free interest rate. The risk-free interest rate assumption is based upon observed interest rates on the U.S. government securities appropriate for the expected term of our stock options.

•

Expected volatility. Because our common stock has no publicly traded history, we estimate the expected volatility from the historical volatility of selected public companies with comparable characteristics to us, including similarity in size, lines of business, market capitalization and revenue and financial leverage. We determine the expected volatility assumption using the frequency of daily historical prices of comparable public company’s common stock for a period equal to the expected term of the options. We periodically assess the comparable companies and other relevant factors used to measure expected volatility for future stock option grants.

•

Expected dividend yield. The dividend yield assumption is based on our history and expectation of dividend payouts. Other than the special dividends paid in 2015, 2017 and 2018 which resulted in corresponding reductions in the exercise price of the stock options, we have not declared or paid any cash dividends on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future.

Stock-based compensation expense is recognized based on awards that are ultimately expected to vest. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures are estimated based on our historical experience and future expectations.

If any of the assumptions used in the Black-Scholes option-pricing model change significantly, stock-based compensation for future awards may differ materially compared with the awards granted previously.

The determination of stock-based compensation is inherently uncertain and subjective and involves the application of valuation models and assumptions requiring the use of judgment. If we had made different assumptions, our stock-based compensation expense, and our net income (loss) for 2019, 2020 and the three months ended March 31, 2020 and 2021, may have been materially different.

The weighted-average assumptions that were used to calculate the grant-date fair-value of our stock option grants were as follows (in thousands):

	Year Ended December 31,		Three Months Ended March 31, 2020
	2019	2020
Expected term (years)	5.1	5.2	5.1
Risk-free interest rate	1.5%	1.1%	1.6%
Expected volatility	44%	45%	43%
Expected dividend yield	—	—	—

We did not grant any stock options in the three months ended March 31, 2021. Our types of stock option awards are as follows:

Options that vest upon the satisfaction of service-based vesting conditions, which is typically over a four-year period. For these options we recognize stock-based compensation expense on a straight-line basis over the vesting period of 4 years net of forfeitures.

Options that vest depending upon the fair value of our common stock appreciation compared to the grant-date fair value of our common stock upon the consummation of a CIC event, which includes an IPO, merger, acquisition, or sale of more than 50% of our assets, providing the holder remains employed through the date of the event. These options contain a performance vesting condition, a market condition and a service condition, and were valued using a Monte-Carlo simulation model. The market condition is satisfied on a linear basis, starting at 0% with a fair value of our common stock equal to $19.64 per share and ending at 100% upon reaching a fair value of our common stock of $29.46 per share. For these options, since vesting is contingent on a CIC event, no stock-based compensation expense is recognized until the CIC event occurs. At the date of the CIC event, including this offering, we will recognize stock-based compensation expense for all of the then unrecognized stock-based compensation cost, irrespective of whether the market condition is satisfied. At December 31, 2020 and March 31, 2021, there was $8.2 million of unrecognized stock-based compensation expense related to these options.

Furthermore, we granted a separate option to an executive officer that vests depending upon the fair value of our common stock appreciation compared to the grant date fair value of our common stock upon the earlier of (i) consummation of a CIC event, which includes a merger, acquisition, or sale of more than 50% of our assets, or (ii) upon the fourth anniversary of the grant date, provided that the holder remains employed through such date. This option does not vest upon an IPO. Stock-based compensation for this option is being recognized on a straight-line basis over the four-year service period and will be recognized irrespective of whether the market condition is satisfied either upon the CIC event or the fourth anniversary, whichever occurs first. At December 31, 2020 and March 31, 2021, there was $9.2 million and $8.4 million of unrecognized stock-based compensation expense related to this option, respectively.

For time-based options granted to certain executive officers, vesting will accelerate 50% of their unvested options upon a change in ownership of more than 50%, sale, merger, disposition, dissolution or liquidation. Vesting does not accelerate upon an IPO. Furthermore, the time-based options will accelerate up to 100% if the executives are terminated without cause by us or by the executive officer for good reason within 24 months of a CIC event.

Restricted stock units. We have granted several types of restricted stock awards as follows:

RSUs that vest upon the satisfaction of service-based vesting conditions, which is typically over a four-year period. For these RSUs we recognize stock-based compensation expense on a straight-line basis over the vesting period of 4 years.

RSUs that only vest upon the achievement of up to four-years of service and upon the consummation of a CIC event. Employees will be eligible to retain the right to any awards that have met the service vesting condition up to a period of 6.5 years from their respective grant date. If the recipient employee terminates for any reason other than for cause, the employee shall retain any service-vested RSUs until 6.5 years from the date of grant or the earlier settlement of the service-vested RSUs upon the consummation of a CIC event. For these RSUs, since vesting is contingent on a CIC event, no stock-based compensation expense is recognized until the CIC event occurs. At the date of the CIC event, including this offering, we will recognize stock-based compensation on a graded vesting basis for the portion of the service period completed prior to the CIC event. At December 31, 2020 and March 31, 2021, there was $17.9 million and $27.5 million of unrecognized stock-based compensation expense related to these RSUs, respectively. There has been no compensation expense recognized as both the CIC event and service-based vesting condition had not been satisfied as of March 31, 2021.

RSUs that vest upon the earlier of either prior to December 31, 2022: (1) a change in control, or CIC event establishing an enterprise value of at least $5.0 billion; or (2) our registered securities achieving a trailing 30-day volume weighted average price on a listed exchange establishing an enterprise value of at least $5.0 billion after our initial public offering, or the IPO event, providing the holder remains employed through the date of the event. These RSUs contain a performance vesting condition, a market vesting condition and service vesting condition, and were valued using a Monte-Carlo simulation model. For these RSUs, since vesting is contingent on a CIC event, no stock-based compensation expense is recognized until the CIC event occurs. At the date of the CIC event, including this offering, we will recognize stock-based compensation expense for the portion of the service period prior to CIC event and continue to recognize expense over the remainder of the derived service period, unless we meet the 30-day trading volume at an enterprise value of at least $5 billion beforehand, in which case, any remaining unrecognized stock-based compensation cost will be expensed. We will incur stock-based compensation expense irrespective of whether the market condition is satisfied. At December 31, 2020 and March 31, 2021, there was $0.3 million of unrecognized stock-based compensation expense related to these RSUs.

RSUs that vest depending upon the fair value of our common stock appreciation compared to the grant-date fair value of our common stock upon the consummation of a CIC event, which includes an IPO, merger, acquisition, or sale of more than 50% of our assets, providing the holder remains employed through the date of the event. These RSUs contain a performance vesting condition, a market condition and a service condition, and were valued using a Monte-Carlo simulation model. The market condition is satisfied on a linear basis, starting at 0% with a fair value of our common stock equal to $19.64 per share and ending at 100% upon reaching a fair value of our common stock of $29.46 per share. For these RSUs, since vesting is contingent on a CIC event, no stock-based compensation expense is recognized until the CIC event occurs. At the date of the CIC event, including this offering, we will recognize stock-based compensation expense for all of the then unrecognized stock-based compensation cost, irrespective of whether the market condition is satisfied. At December 31, 2020 and March 31, 2021, there was $0.2 million of unrecognized stock-based compensation expense related to these RSUs.

For 509,165 RSUs granted to an executive officer, vesting will accelerate on 25% of their unvested RSUs upon a CIC event including an IPO, or will accelerate 100% if the executive officer is terminated without cause by us or by the executive officer for good reason. At December 31, 2020, total remaining stock-based compensation expense for the RSU award was $5.0 million, of which $1.3 million will be expensed upon the consummation of a CIC event.

Common stock valuations. The fair value of the shares of common stock underlying our stock options and RSUs have historically been determined by our board of directors. Prior to this offering, given the absence of a public trading market of our common stock, and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide, or AICPA, Valuation of Privately-Held Company Equity Securities Issued as Compensation, our board of directors with input from management reviewed and exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of fair value of our common stock, including the following:

•	the sale of our common stock to unrelated, third parties;

•	the nature and history of our business;

•	general economic conditions and specific industry outlook;

•	our financial condition;

•	our operating and financial performance;

•	contemporaneous independent valuations performed at periodic intervals;

•	the market price of companies engaged in the same or similar line of business having their equity securities actively traded in a free and open market;

•	the likelihood of achieving a liquidity event, such as an IPO or sale of our company given prevailing market conditions and the nature and history of our business;

•	overall economic indicators, including gross domestic product, employment, inflation and interest rates, and the general economic outlook;

•	the differences between our preferred and common stock in respect of liquidation preferences, conversion rights, voting rights and other features; and

•	an adjustment necessary to recognize a lack of marketability for our common stock.

We performed valuations of our common stock that considered the factors described above. We determine our enterprise value using an income approach and market approach. The income approach estimates our enterprise value based on estimates of future cash flows that are discounted to their present values using a discount rate reflective of the risk associated with the future cash flows. As of each valuation date, we update our forecasts, as applicable, considering our recent results, changes in our expectations and any new strategic initiatives implemented at the time of the valuation. Under the market approach, we use the guideline public company method to estimate our enterprise value based on a comparison to similar publicly traded companies and other companies that have recently completed an IPO. From these comparable companies, we determine representative multiples for revenue and Adjusted EBITDA, which is then applied to our revenue and Adjusted EBITDA estimates. Once our enterprise value is determined, we then adjust for any excess working capital and other similar items, excess cash and the fair value of our debt to arrive at an equity value.

Once our equity value is determined, we utilize the probability-weighted expected return method, or PWERM, in combination with the option-pricing method, or OPM, as a hybrid method, or Hybrid Method, which is an accepted valuation method under the AICPA Practice Guide, for determining the fair value of our common stock. The PWERM is a scenario-based analysis that estimates the value per share of common stock based on the probability-weighted present value of expected future equity values for the common stock, under various possible future liquidity event scenarios, in light of the rights and preferences of each class and series of stock, discounted for a lack of marketability. The OPM values each equity class by creating a series of call options on the equity value, with exercise prices based on the liquidation preferences, participation rights and strike prices of derivatives. The Hybrid Method is appropriate for a company expecting a near-term liquidity event, but where, due to market or other factors, the likelihood of completing the liquidity event is uncertain. The Hybrid Method considers a company’s going concern nature, stage of development and our ability to forecast near and long-term future liquidity scenarios. The valuation was performed under a Monte Carlo Simulation, or MCS, framework. Under this framework, our equity value was simulated in quarterly time-steps and for each path the exit scenario was determined by drawing from a uniform (0, 1) distribution based on our probabilities.

We determine the exercise price of our option grants based on the fair value of our common stock as of the immediately preceding valuation, unless circumstances warrant obtaining a more current valuation, including any material changes in our business or events, size of the award and the proximity of the grant to the preceding valuation.

Following this offering, it will not be necessary to determine the fair value of our common stock using these valuation approaches as shares of our common stock will be traded in the public market.

Based upon the initial offering price of $28.00 per share, the aggregate intrinsic value of outstanding stock options as of March 31, 2021 was $285.1 million, of which $62.1 million related to vested options and $223.0 million related to unvested options, and the intrinsic value of RSUs outstanding as of March 31, 2021 was $92.6 million.

Option modifications in connection with this offering. For retention purposes, in connection with this offering, we amended the vesting conditions of 4,477,218 outstanding performance options of certain executive officers and employees so that the performance options do not fully vest immediately upon an IPO. Instead, subject to and contingent upon the effective date of an IPO, the modified performance options for executive officers will vest monthly over a four-year period from their original vesting commencement dates and the modified performance options of certain employees will vest 25% on the first anniversary from the vesting commencement date, and then vest monthly over the remaining service period, subject to continued employment through the applicable vesting dates. As the modified awards contain a performance condition that is satisfied upon an IPO, we remeasured the fair value of the performance options on the date of modification. This new fair value of approximately $76.4 million will be recognized as stock-based compensation expense using the graded vesting method, with an immediate stock-based compensation expense recognized on the effective date of our IPO for the modified performance options for which the service vesting condition was satisfied through the effective date of the IPO, and all remaining compensation will be recognized thereafter over the remaining service period. No compensation expense is recognized for these modified performance options until our IPO is declared effective.

In addition, in connection with this offering, we amended the vesting conditions of 3,627,936 outstanding performance options of an executive officer so that in the event of an IPO the modified 2019 performance option will vest monthly over a four-year period from the vesting commencement date in 2019, subject to continued employment of the executive officer, rather than vesting upon the fourth anniversary of the original date of grant based on achieving certain stock price thresholds. Incremental stock-based compensation expense as a result of the modification is approximately $11.4 million and was measured using a Monte Carlo simulation immediately prior to the modification date and a Black-Scholes Option Pricing Model immediately after the modification date. Upon an IPO, we will recognize stock-based compensation expense for the modified 2019 performance option for which the service vesting condition was satisfied through the effective date of the IPO and all remaining compensation will be recognized thereafter over the remaining service period using the graded vesting method.

In addition, we modified the vesting conditions of 111,902 outstanding performance RSUs of certain employees so that the modified performance RSUs do not vest immediately upon an IPO. Instead, subject to and contingent upon the effective date of an IPO, the modified performance RSUs will vest 25% on the first anniversary from the original vesting commencement dates, then vest monthly over the remaining service period, subject to the continued employment through the applicable vesting dates. As the modified RSUs contain a performance condition that is satisfied upon an IPO, we remeasured the fair value of the performance RSUs on the date of modification. This new fair value of approximately $2.9 million will be recognized as stock-based compensation expense using the graded vesting method, with an immediate stock-based compensation expense recognized on the effective date of our IPO for the performance RSUs for which the service vesting condition was satisfied through the effective date of the IPO, and all remaining compensation will be recognized thereafter over the remaining service period. No compensation expense is recognized for these modified performance RSUs until our IPO is declared effective.

In addition, we modified the vesting conditions of 1,725,942 outstanding LERSUs and 1,706,888 outstanding time-based options of certain executive officers to amend the severance vesting acceleration benefit applicable for the LERSUs and remove the CIC vesting acceleration benefit for the time-based options. There was no incremental stock-based compensation associated with the modification of the time-based options. We remeasured the fair value of the LERSUs on the date of modification and this new fair value of approximately $44.0 million will be recognized using the graded vesting method, with an immediate stock-based compensation expense recognized on the effective date of an IPO for the modified LERSUs that have satisfied the service-vesting condition through the effective date, and all remaining compensation will be recognized thereafter over the remaining service period. No compensation expense is recognized for these modified LERSUs until our IPO is declared effective.

The fair value of the modified performance options, 2019 performance option, performance RSUs and LERSUs were remeasured using the fair value of our common stock, as approved by the Pricing Committee of our Board of Directors, which was $25.50 per share, the midpoint of the price range set forth on the cover page of the preliminary prospectus related to this offering.

Based on our estimate of the effectiveness of this offering, we estimate that we will record stock-based compensation expense of approximately $42.3 million upon the effectiveness of this offering relating to our stock-based awards, including the modified awards discussed above, where vesting was contingent upon our IPO. However, the stock-based compensation expense to be recognized upon the effectiveness of this offering will vary depended upon the effective date of this offering.

IPO Grants. In June 2021, we granted RSUs to our executive officers that are contingent on the effectiveness of a registration statement, or IPO RSU Grants. The IPO RSU Grants will have a grant-date fair value of approximately $10.9 million and the number of shares underlying the IPO RSU Grants will be based on the IPO price to the public. In addition, we granted options to purchase shares of common stock, or IPO Options, with an exercise price that will be equal to the IPO price to the public for the number of shares equal to 2.5 times the number of shares subject to the IPO RSU. Because the number of shares and exercise price of the IPO Options is based on the IPO price, the grant date for accounting purposes will not be established until the effective date of an IPO. As the IPO is a performance condition, no stock-based compensation expense is recognized until our IPO is declared effective and then stock-based compensation will be recognized over a weighted-average requisite service period of approximately 4.0 years. The actual amount of stock-based compensation cost for the IPO options is dependent upon the IPO price to the public. Upon the effective date of the IPO, we issued 388,389 IPO RSUs and 970,970 IPO Options.

In June 2021, we granted 14,248 RSUs to a new Director of our Board of Directors. The RSUs have a grant-date fair value of approximately $0.4 million.

Quantitative and Qualitative Disclosures About Market Risk

We have operations both within the United States and, to a lesser extent, in the United Kingdom, and we are exposed to market risks in the ordinary course of our business. These risks include primarily interest rate fluctuations and foreign currency exchange risks, and to a lesser extent, inflation risk.

Interest rate fluctuation risk

At December 31, 2020 and March 31, 2021, we had cash and cash equivalents of $114.5 million and $141.2 million, respectively, which consisted of cash on deposit with banks and short-term highly liquid money market funds. Interest-earning instruments carry a degree of interest rate risk. To date, fluctuations in interest income have not been significant.

We also had total outstanding debt subject to interest rate risk of $524.3 million and $523.0 million in principal as of December 31, 2020 and March 31, 2021. We are exposed to market risk from changes in interest rates on our 2018 Credit Facility, which accrues interest at a variable rate. We performed a sensitivity analysis to determine the effect of interest rate fluctuations on our interest expense. A hypothetical 1% increase or decrease in the interest rates used for our outstanding term loans during 2020 and the three months ended March 31, 2021, with all other variables held constant, would have resulted in an increase or decrease of $5.4 million or $1.3 million in our reported interest expense for 2020 or the three months ended March 31, 2021, respectively. From time to time, we may enter into derivative transactions in an attempt to hedge our interest rate risk. In March 2018, we entered into an interest rate cap agreement for an aggregate notional amount of $340.0 million to hedge variability of cash flows in our variable interest payments attributable to fluctuations in LIBOR beyond 3.0%. The interest rate cap expired in March 2021. In April 2019, we entered into interest rate swap agreements for an aggregate notional amount of $131.9 million to swap our variable interest rate on our 2018 Term Loan for a fixed interest rate of 2.2745%. The interest rate swaps were to expire in March 2022. In March 2020, in response to a drop in LIBOR, we modified our interest rate swap agreements to extend the term to March 2024 and also to lower the fixed interest rate from 2.2745% to a revised average rate of 1.6786%. There can be no assurance that such transactions will be effective in hedging some or all of our interest rate exposures and under some circumstances could generate losses for us.

Foreign currency exchange risk

We have foreign currency risks related to our revenue and expenses denominated in currencies other than our functional currency, the U.S. Dollar, principally GBP. The volatility of exchange rates depends on many factors that we cannot forecast with reliable accuracy. We have experienced and will continue to experience fluctuations in our net income as a result of transaction gains and losses related to translating certain cash balances, trade accounts receivable and payable balances and intercompany loans that are denominated in currencies other than the U.S. Dollar. We recognized foreign currency gains of $2.6 million and $1.8 million in 2019 and 2020, respectively, and $0.1 million in the three months ended March 31, 2021. A 10% adverse change in foreign exchange rates on foreign-denominated accounts for the year ended December 31, 2020 or three months ended March 31, 2021, including intercompany balances, would have resulted in a $1.2 million or $0.1 million decrease in our reported foreign currency income for 2020 or the three months ended March 31, 2021, respectively. In the event our non-U.S. Dollar-denominated sales and expenses increase, our results of operations may be more greatly affected by fluctuations in the exchange rates of the currencies in which we do business. At this time, we do not, but we may in the future, enter into derivatives or other financial instruments in an attempt to hedge our foreign currency exchange risk. It is difficult to predict the impact hedging activities could have on our results of operations.

Inflation risk

We do not believe that inflation has had a material effect on our business, financial condition, results of operations or future prospects. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition, results of operations and future prospects.

Internal Control over Financial Reporting

We have identified three material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses we identified are listed below:

•

We did not maintain an effective control environment. Specifically, we did not maintain sufficient accounting resources commensurate with our structure and financial reporting requirements. This material weakness contributed to the additional material weaknesses below.

•	We did not design and maintain effective controls to address the initial application of complex accounting standards and accounting of non-routine, unusual or complex events and transactions.

•

We did not design and maintain effective controls over our financial statement close process. Specifically, we did not design and maintain effective controls over certain account analyses and account reconciliations.

These material weaknesses resulted in adjustments to our current and prior year financial statements primarily related to debt extinguishment costs, goodwill, revenue, accounts receivable, foreign exchange expense and deferred revenue, and could result in a misstatement of any account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

We are in the early stages of designing and implementing a plan to remediate the material weaknesses identified. Our plans include:

•

hiring additional experienced accounting, financial reporting and internal control personnel and changing roles and responsibilities of our personnel as we transition to being a public company and are required to comply with Section 404 of the Sarbanes Oxley Act of 2002. We have recently hired additional resources and we are engaging with a third-party consulting firm to assist us with our formal internal control plan and provide staff augmentation of our internal audit function;

•

implementing controls to enhance our review of significant accounting transactions and other new technical accounting and financial reporting issues and preparing and reviewing accounting memoranda addressing these issues; and

•	implementing controls to enable an effective and timely review of account analyses and account reconciliations.

We cannot assure you that these measures will significantly improve or remediate the material weaknesses described above. The implementation of these remediation measures is in the early stages and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles and as a result the timing of when we will be able to fully remediate the material weaknesses is uncertain and we may not fully remediate these material weaknesses during 2021. If the steps we take do not remediate the material weaknesses in a timely manner, there could continue to be a reasonable possibility that these control deficiencies or others would result in a material misstatement of our annual or interim financial statements that would not be prevented or detected on a timely basis. This, in turn, could jeopardize our ability to comply with our reporting obligations, limit our ability to access the capital markets or adversely impact our stock price.

We and our independent registered public accounting firm were not required to perform an evaluation of our internal control over financial reporting as of December 31, 2020 in accordance with the provisions of the

Sarbanes-Oxley Act of 2002. Accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required by reporting requirements under Section 404 after the completion of this offering.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements included elsewhere in this prospectus for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted.

JOBS Act Accounting Election

We are an “emerging growth company,” as defined in the Jumpstart our Business Startups Act, or the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to avail ourselves of delayed adoption of new or revised accounting standards and, therefore, we will not be subject to the same requirements to adopt new or revised accounting standards as other public companies that are not emerging growth companies. To the extent that we no longer qualify as an emerging growth company we will be required to adopt certain accounting pronouncements earlier than the adoption dates disclosed below which are for non-public business entities.

In addition, we intend to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if as an “emerging growth company” we intend to rely on such exemptions, we are not required to, among other things, (1) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, (2) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (3) the requirement of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on the financial statements and (4) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation. These exemptions will apply until the last day of the fiscal year ending after the fifth anniversary of this offering or until we no longer meet the requirements of being an emerging growth company, whichever is earlier.

BUSINESS

Our Mission

Our mission is to democratize law. We believe every business deserves the full protection of the legal system and a simple way to stay compliant with it. Our platform helps new businesses form. Once a small business is formed, we offer subscription services to protect the business, its ideas, and the families that create them. LegalZoom empowers small business owners to apply their energy and passion to their businesses instead of the legal and regulatory complexity required to operate them.

Our Business

LegalZoom is a leading online platform for legal and compliance solutions in the United States. In 2020, 10% of new limited liability companies, or LLCs, and 5% of new corporations in the United States were formed via LegalZoom. Our unique position at business inception allows us to become a trusted business advisor, supporting the evolving needs of a new business across its lifecycle. Along with formation, LegalZoom offerings include ongoing compliance and tax advice and filings, trademark filings, and estate plans. Additionally, we have unique insights into our customers and leverage our product as a channel to introduce small businesses to leading brands in our partner ecosystem, solving even more of their business needs. We operate across all 50 states and over 3,000 counties in the United States, and have more than 20 years of experience navigating complex regulation and simplifying the legal and compliance process for our customers.

The U.S. legal and regulatory landscape is broad and varied, complex, opaque, and constantly evolving, in particular with respect to the following:

•

Multiple third-party interactions. The simple act of forming an LLC or incorporating a corporation may require specific federal, state, county and city interactions, each with their own idiosyncrasies. For instance, in Louisiana, the state registration portal asks the not yet formed business for its EIN before completing a formation. For many consumers, this would require that they stop their filing and secure an EIN with the IRS before returning to the Louisiana registration portal, where they would need to restart the formation process again. In South Carolina, in order to incorporate, a small business must engage an attorney licensed in that state to certify its application for formation.

•

Compliance requirements are complex. At formation, basic compliance requirements are not anticipated or understood. More advanced requirements are dictated by industry, geography, and employer type. For instance, a restaurant in Miami with even a single employee would be required to file for formation, have a registered agent, adopt an operating agreement, get an EIN, register for sales tax, receive nine business licenses and have business insurance, among other things.

•

Regulations change constantly. The myriad of regulatory bodies and potential compliance requirements are daunting on their own, and this dynamic is amplified by the fact that they are constantly changing and evolving. According to a 2017 National Small Business Association, or NSBA, Small Business Regulations Survey, 44% of small firms in the United States reported spending 40 hours or more each year dealing with new and existing federal regulations, and 30% spend 40 hours or more each year navigating state and local regulations.

Many small businesses operate without forming a legal entity, unintentionally introducing financial risk to the owners’ personal assets. The businesses that recognize that risk upfront often struggle to address it. Once they understand the need to be protected, they often do not know what to do, where to turn or how much it will cost to get help. Even when formed properly, small businesses often fail to comply with ongoing compliance requirements, thereby reintroducing personal liability or facing significant financial and operational risk. Furthermore, these difficulties are becoming more acute as the number of U.S. business formations increase, driven by various macroeconomic factors such as the rise of the gig economy and remote work, accentuating the need for a trusted, cost-effective, digital-first and simple legal and compliance solution.

LegalZoom commenced operations in 2000 so more people could access legal help. Initially, we focused on business formation, intellectual property, and estate planning. Over the years, we have expanded our offerings to cover a broader set of legal, compliance, tax and business services for small businesses. In 2020, we helped form 10% of all new limited liability companies and helped incorporate 5% of all new corporations in the United States. In addition, 28,000 trademark applications were made through LegalZoom in the United States in 2020. At December 31, 2020, we had over 1.0 million subscription units outstanding and were one of the largest registered agent providers for small businesses in the United States. As a result of this success, we have become the leading brand in online legal services, with 70% aided brand awareness as of December 2020 according to a 2020 study hosted by Dynata.

Our platform combines the power of technology and people to demystify and simplify complicated processes, creating user-friendly experiences for our customers. Our proprietary technology enables us to automate many complex legal and compliance processes, allowing us to offer solutions at transparent, flat-fee prices that are at a significant discount to traditional offline alternatives. While the majority of our customers complete these transactions without human assistance, many prefer to have some guidance through the process. The combination of technology and people is at the heart of our unique customer experience. For our customers looking for general help, our customer care and sales organization of over 500 people is available for real-time guidance on how to use our services. For customers preferring credentialed assistance, we embed the option for them to retain attorneys and certified public accountants, or CPAs, from the beginning of the customer journey at affordable and transparent pricing. In addition, our unique and trusted position at business formation gives us unparalleled knowledge of our customers’ needs prior to the business being operational or discoverable by other service providers. We leverage this valuable knowledge and our position as a small business’ first advisor to introduce our customers to the most relevant business solutions within our partner ecosystem to help them run other aspects of their business.

We believe we earn small businesses’ trust and drive significant organic traffic through our free proprietary educational content, which is often our first interaction with a potential customer. From there, our small business customers’ initial purchase is typically a formation product that streamlines the process of starting a business. Alongside and after this initial transaction, our customers generally purchase annual subscription services to solve additional legal, compliance and tax needs, deepening our relationship with our customers. The power of our platform yields highly efficient unit economics: over the past several years for customers in the United States, we have generated a lifetime customer value in excess of customer acquisition costs generally within the first 90 days of establishing a customer relationship. With recurring revenue through subscription services and repurchases from existing customers, we continue to benefit from an increasing customer lifetime value.

As a result of our traction with our customers, we have achieved economies of scale that we expect to continue to leverage as we accelerate the growth of our business. We generated revenue of $408.4 million in 2019 and $470.6 million in 2020, representing a year-over-year increase of 15.2%, and $105.8 million and $134.6 million for the three months ended March 31, 2020 and 2021, respectively, representing a period-over-period increase of 27.3%. We had net income (loss) of $7.4 million, $9.9 million, $(4.9) million and $(9.8) million in 2019, 2020, and the three months ended March 31, 2020 and 2021, respectively. The increase in net income between 2019 and 2020 was driven by higher revenue, which was partially offset by our investments in marketing spend to expand our customer base and build on our digital brand leadership. The increase in net loss between March 31, 2020 and 2021 largely resulted from increased investment in marketing spend, which nearly offset the increase in revenue. Adjusted EBITDA decreased from $97.2 million in 2019 to $88.0 million in 2020 and from $13.4 million to $3.6 million in the three months ended March 31, 2020 and 2021, respectively, as we invested further in marketing spend to expand our customer base and build on our digital brand leadership. Cash flows from operating activities increased from $52.7 million in 2019 to $93.0 million in 2020 and increased from $21.9 million in the three months ended March 31, 2020 to $31.4 million in the three months ended March 31, 2021. Free cash flow increased from $34.3 million in 2019 to $82.5 million in 2020, primarily as a result of growth in deferred revenue, driven by an increase in subscription units, an increase in accounts payable due to the timing of our payments and lower capital expenditures for the purchase of property and equipment, including capitalization of internal-use software. Free cash flow increased from $19.9 million in the three months ended March 31, 2020 to $28.5 million in the three months ended March 31, 2021, primarily as a result of growth in deferred revenue driven by an increase in the number of transactions and subscription units. For 2019, 2020, and the three months ended March 31, 2020 and 2021, our free cash flow included cash payments for interest of $37.3 million, $27.9 million, $8.3 million and $6.1 million, respectively. Adjusted EBITDA and free cash flow are not financial measures calculated in accordance with GAAP. For further information about Adjusted EBITDA and free cash flow, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

Industry Trends

Millions of people start small businesses every year, an accelerating trend driven by digital enablement and the gig economy.

Small businesses are the engine of the U.S. economy, representing 65% of net new job creation since 2000, according to the Bureau of Labor Statistics. These businesses are often family affairs—according to a 2016 Annual Survey of Entrepreneurs conducted by the U.S. Census Bureau, during 2017, 64% were started with family or personal savings, and 31% were family owned. These entrepreneurs also come from diverse backgrounds: according to a 2018 Annual Business Survey conducted by the U.S. Census Bureau, out of all employer firms in 2017, 20% were women-owned, 18% were minority-owned, 17% were immigrant-owned, and 6% were veteran-owned. Two major factors are driving an acceleration in small business creation: digital enablement and the gig economy. Today, an idea can become a digital business within a few days with the help of small business enablement tools. Further, with the rise of the gig economy and lead-generating platforms, a person can become a business in hours by engaging in independent work such as renting their home, driving their car, or selling their crafts or services on an established marketplace. According to a report published by MBO Partners, there were 38 million independent workers in the United States in 2020.

People start small businesses when economic times are both good and bad. Based on information available from secretaries of state, the number of business formations in the United States have grown for 26 out of the past 30 years on a year over year basis.

Small business owners often do not know that they may face personal liability and tax consequences depending on their business formation decision.

The first step to form a business entity is choosing a business structure at formation. A person is automatically a sole proprietor if they do not register as any other kind of business. As a sole proprietor, a small business owner has unlimited personal liability for their business activities, impacting their families and well-being. While reliable data on the total number sole proprietorships in operation is not available, we believe that millions of businesses are operating informally without forming a limited liability business, unknowingly exposing themselves to personal risk.

In spite of the risk and the complexity of the U.S. legal system, 35% of new business owners received no professional guidance in selecting a business formation structure, according to a survey conducted by Magid in 2021. According to the U.S. Census Bureau, there were 31.7 million small businesses in the United States in 2017, all of whom could benefit from legal protection.

Many small business owners try to figure out legal requirements on their own, and often face regulatory problems for noncompliance. It can be frustrating, time consuming and expensive to navigate multiple layers of legal and compliance requirements.

The U.S. legal and compliance system is often opaque and complex, so it is challenging for people to access legal advice and protection and to stay compliant with regulations and taxes. According to the World Justice

Project, as of 2019, over 60% of people needing legal assistance with their everyday legal problems in the United States are unable to get it. Requirements for a small business in particular include local, regional, state and federal rules for employment, insurance, licensing, health and safety, reporting, and taxation, among other areas, all of which vary depending on industry and size of business. Overlapping, potentially contradicting, and changing guidelines increase the complexity small businesses face while navigating legal and compliance requirements on their own.

Lawyers typically bill by the hour, resulting in unknown expenses for small business clients. Moreover, according to a Clio Legal Trends report based on anonymized data from tens of thousands of U.S. based lawyers using the Clio platform, approximately 69% of the attorneys’ average workday was non-billable in 2018, an inefficiency that results in higher hourly rates. The difficulty in staying current with compliance requirements can also result in high expenses for a small business. According to a 2017 NSBA Small Business Regulations Survey, 10% of small businesses in the United States are fined for regulatory non-compliance, with an average total cost of citations of nearly $31,000 for regulatory non-compliance over a five-year period.

There are structural impediments that make traditional offline attorneys unable to adapt to consumer behaviors and technology advancements.

Traditional offline attorneys face significant challenges in creating a scaled technology platform. Attorneys cannot practice nationally without being licensed and regulated in each individual state, or limiting their practice exclusively to federal law. They also face numerous restrictions on the services they offer, how they advertise, their ability to work or partner with people who are not attorneys, and even receiving credit card payments. For example, according to Clio Legal Trends, 91% of attorneys can’t calculate the ROI of advertising spend. In addition, due to regulatory restrictions concerning law firm business models, offline attorneys are prohibited from offering equity to investors that are not law firms or attorneys and cannot offer equity to employees that are not attorneys. This results in a lack of available technical talent for significant investment in technology and innovation.

Online adoption of legal services lags behind other comparable industries.

While service industries like accounting, tax, marketing and payments have rapidly transitioned online, legal offerings largely remain offline. According to IBISWorld, approximately 8% of legal services in the United States were conducted online in 2020, compared to approximately 70% of financial services and, according to Ernst & Young, 30% to 45% of healthcare services. According to the American Bar Association, more than 40% of solo attorneys do not have a website.

Online penetration has lagged in the legal industry due to the incredible complexity of the U.S. legal and regulatory landscape, which makes it difficult for an online platform to gain scale with use cases that are applicable and tailored to each local jurisdiction. The rules and regulations governing people who are not licensed attorneys providing legal solutions are complicated and vague. Offering these services nationally subjects online providers to regulatory scrutiny in each state and over 3,000 counties in the United States. This requires significant resources and processes to ensure that changes in the law, forms and procedures are monitored, identified and implemented.

The gap between a small business owner’s legal and compliance needs and available offline solutions is widening.

The COVID-19 pandemic spurred new business formation and also highlighted the impact of policy and enforcement differences across local, regional and state levels. At the same time, the challenges associated with traditional offline “do it yourself” or “find an expert” options are becoming relatively worse as service level expectations increase as a result of small business enablement in other industries.

Technological advances are transforming consumer expectations for professional services. According to McKinsey, digital channels will help companies both meet changing customer needs and expectations and prepare for future industry disruption. The standard for digital convenience and efficiency, already high before the pandemic, has only increased. For example, the COVID-19 pandemic has resulted in the rapid adoption of video conferencing, which dramatically increases the ability for service providers to directly connect with their clients.

Our Market Opportunity

We view our opportunity in terms of a $48.7 billion serviceable addressable market, or SAM, which we believe we address today, and a larger total addressable market, or TAM, which we believe we can address over the long term as we grow small business consumption of legal and compliance solutions. We primarily serve small businesses with up to 50 or fewer employees. In 2017, there were 31.7 million such businesses according to the U.S. Census Bureau. The small business market is dynamic, and we estimate that there are 4.4 million new business formations annually, based on our analysis of secretary of state filings.

Our SAM includes $18.3 billion in services that small businesses use at the time of business formation, $21.5 billion in services that small businesses use later in their lifetime, and $8.8 billion of consumer estate planning services. We categorize our business formation and attach opportunity as total small business spending on business formation, registered agent and government filings, tax planning and bookkeeping/records, and intellectual property protection. We categorize our post-business formation opportunity as contracts, legal forms, and other legal matters and tax preparation. In spite of the benefits of third-party legal and compliance services, there is very little usage today by small businesses of external providers of these services, based on a Kantar study, as detailed in the table below.

	Total Addressable Businesses	Current Spending—SAM
		% Usage(1)	Total Spend
	(in millions)		(in millions)
Business Formation and Attach Opportunity
Business formation filings(2)	4.4	65%	$2,292
Registered agents and government filings	31.7	10%	$3,516
Tax planning and bookkeeping / records	31.7	21%	$9,574
Intellectual property(3)	31.7	8%	$2,967

			$18,349

Post-Business Formation Opportunity
Contracts and legal forms	31.7	10%	$5,545
Business tax returns	31.7	21%	$10,099
Other legal matters(4)	31.7	3%	$5,905

			$21,549

Consumer Estate Planning(3)			$8,830
Total SAM			$48,728

Source: U.S. Census Bureau (businesses) as of 2017 and Kantar Consulting (usage and spend) as of 2019, unless noted below.

(1)	Usage based percentage of U.S. small business owners that have hired an external provider for specific services.
(2)	Addressable businesses based on our estimate of new business filings based on our analysis of secretary of state filings. Current Spending—SAM % Usage based on Magid study.
(3)	Addressable business based on management estimates.
(4)	Other legal matters include HR and employment matters, board management, immigration, dissolution of business and estate planning for small businesses.

We believe that our TAM could grow to be multiples of our SAM over the long term with increased usage of legal and compliance solutions by small businesses. By increasing access, we believe we will grow our market opportunity. Many small businesses are not aware of the various legal and compliance solutions that exist, or are daunted by the complexity and uncertainty of traditional solutions. We believe that we can address the needs of every small business with our simple, transparent, and affordable solution.

Our strategy is to grow our number of small business customers and to grow our revenue per customer by serving them throughout their lifetime. In 2020 and the three months ended March 31, 2021, most of our business formation customers purchased another service on our platform. Moreover, we believe the number of new businesses will continue to grow as digital disruption transforms the economy and makes it easier for small businesses to thrive. We also have further opportunities to increase our TAM by adding adjacent services through third-party partnerships, in categories such as business insurance and financial planning.

Our Customer Journey

Our first interaction with potential customers is often through our free proprietary educational content, through which we earn trust and drive significant organic traffic.

Typically, our small business customers’ initial purchase is a business formation product that streamlines the process of starting a business. We use our technology platform to create a simple, user-friendly workflow that enables our customers to confidently form a business with just a few clicks. For many customers, getting real-time general information about the overall business entity formation process and our related products is an important benefit, so we provide care and sales support real time. As a result, our business formation products have a net promoter score, or NPS, of 51, which is over double that of traditional offline attorneys, who have an NPS of 25, and our NPS for our independent attorney network is 77, which is three times that of traditional offline attorneys, helping us form a trusted relationship with small business owners. Based on this trusted relationship, during 2020 and the three months ended March 31, 2021, over 60% of our small business customers purchased one year of one of our subscription services at the time of their initial formation purchase, and over half of our small business customers purchased at least one third-party solution at time of business formation.

Our compliance solutions are our largest group of subscription services. Compliance regulation and process are often cumbersome to follow and difficult to understand. For example, in most states, small businesses are required to have a registered agent, which generally must be an adult or authorized business that can receive mail or hand-delivered court documents at a physical address during normal business hours. With our registered agent subscription, we serve as our customer’s registered agent: accepting their documents through the mail, digitizing critical business documents, and alerting them of critical business documents or notices. This serves to help them adhere to critical tax and annual report deadlines, among other benefits. In this fashion, our compliance solutions simplify cumbersome processes and free up our customers’ time to focus on their businesses.

Customers can freely access live help from our world class customer care and sales organization, while subscribers to our legal and tax advisory plans may consult with a vetted network of independent attorneys licensed in their jurisdiction to provide legal advice, or an accountant for tax advice. With these assisted subscription services, our customers get the benefit of a credentialed professional that can provide advice at an affordable cost. For example, with our business advisory plan, our customers get fast and ongoing legal support from our independent network of attorneys for less than $40 a month. A significant number of our customers purchase attorney advice subscriptions when starting their business, and we have seen strong traction with our tax advice subscriptions, which include advice from a CPA or enrolled agent, since its launch in late 2020. Of the customers who purchased a LLC, corporation, or non-profit product in the first quarter of 2021, less than 10% scheduled a consultation with a legal plan attorney between the date of purchase and June 14, 2021.

The majority of our customers have not begun operations when they begin their relationship with LegalZoom, giving us a unique position in the business lifecycle. To help our customers operate, we partner with a variety of third-party solutions, such as business license services, bookkeeping services, banking services, productivity tools and business insurance, among others. We provide our customers with seamless introductions to trusted partners, giving them access to the critical services they need to operate and grow their business. In 2020 and the three months ended March 31, 2021, over half of our small business customers purchased at least one third-party solution.

We continue to engage our customers after their initial purchase of transaction products and subscription services. For example, after forming their business entity, our customers can opt to register their company name and/or logo as a trademark or protect their intellectual property with a patent or copyright. Additionally, as forming a company is an important life event, some of our small business customers opt to purchase an estate plan offering when they form their company. Our ongoing customer engagement results in additional purchases. For each year since 2017, an average of 28% of our U.S. customers who purchased a transaction in such year had also purchased a transaction product in a prior year.

Our Value Proposition

Our offerings align with our mission of democratizing law and empowering small business owners to apply their energy and passion to their businesses instead of the legal and regulatory complexity required to operate them. We achieve this mission because our platform has:

Simplicity: Streamlined approach to legal and compliance. LegalZoom simplifies complicated legal and compliance processes, creating user-friendly experiences for customers. We offer extensive legal, compliance and tax information that anyone can freely access. Once customers decide to purchase a product, our platform removes the friction associated with filing documents with local, state, and federal regulators through an intuitive user-friendly questionnaire that guides customers through the process. A typical small business forming a business entity offline spends a median of five hours just searching for a quality attorney. By comparison, LegalZoom’s business formation process is designed to take under 15 minutes to complete and is increasingly done on a mobile device. Additionally, our products are reflective of our customer’s evolving behaviors: almost half of our traffic is through mobile devices, and we have built a simple mobile responsive experience.

Affordability: Accessible with fixed pricing. We believe our platform is significantly more efficient when compared to traditional offline legal services, allowing us to offer solutions at transparent, flat-fee prices. Our business formation product starts at a flat fee of $79, plus state-imposed filing fees. We achieve this significant cost saving in part by automating aspects of the legal document production process, such as filing entity formation documents, submitting trademark applications and generating estate planning documents. Additionally, we lower costs by utilizing customer care and fulfillment specialists to provide generalized help and only involve our independent attorney network and CPAs at the customer’s request and where legally required.

Trust: Confidence in quality. Through over 20 years of delivering high-quality solutions, LegalZoom has built a brand associated with ease of use, transparency, and trusted quality. When small businesses come to LegalZoom to form their business and stay protected, they know they are receiving consistently high-quality, comprehensive services that will meet their needs. This trust is reflected in our NPS for our business formation products, which is over double the score of traditional offline attorneys, and our NPS for our independent attorney network, which is three times that of traditional offline attorneys. The independent attorneys in our network have on average of 15 years of experience and an average customer review rating of 4.8 stars. These product features are supplemented by our customer care and sales organization, with over 500 team members that are able to answer customers’ general process questions in real time. The combination of our digital solutions, customer care organization and access to credentialed assistance gives our customers confidence that their needs are being met. In addition, through more than one million telephone conversations we have with our customers every year, we receive valuable feedback that we use to consistently evolve our products and services to meet our customers’ demands for quality.

Expertise: Credentialed professional-assisted solutions. In instances where customers choose to engage a credentialed professional, our platform connects customers with independent attorneys in our network or in-house accountants. Through LegalZoom, customers can access professional expertise when they need it. Our network of over 1,300 independent attorneys and 69 in-house tax advisors provides our users with access to legal and compliance support when they need it. Since 2011, our independent network of attorneys has provided over 611,000 individual consultations to small businesses and families.

Breadth: Comprehensive product and partner ecosystem. We have built a comprehensive product ecosystem that protects businesses, ideas and the families that create them. Our educational content and business formation products arm entrepreneurs at the start of their journeys, and our IP, compliance, attorney, and tax advisory subscriptions help small business owners as they run their businesses by protecting their ideas and ensuring they stay compliant. We supplement our products and services with a curated network of partnerships that customers can access through our platform, enabling our customers to discover additional services to run their businesses. We also offer a range of services for families including estate planning services, divorce, name change, residential leases, deed transfers and attorney subscription services.

Our Competitive Strengths

Leading legal platform. We provide a leading online legal platform that helps small businesses form, protect their ideas, stay compliant and run their businesses. We helped form 378,000 businesses in 2020 and helped create 250,000 estate plan documents in 2020. In 2020, approximately 10% of new LLCs and 5% of new corporations in the United States were formed through LegalZoom. In addition, 28,000 trademark applications were made through LegalZoom in the United States in 2020. At December 31, 2020, we had over 1.0 million subscription units outstanding and were one of the largest registered agent providers for small businesses in the United States. Since inception, we have served as registered agent for more than 1.5 million current and former customers. We have invested significantly to create a highly recognizable legal brand, online and offline, with aided brand awareness of 70% and unaided brand awareness of 25% as of December 2020, more than eight times our nearest online competitor. Since inception, we have helped form over 2.8 million businesses, helped create over 3.5 million estate plan documents and served over 4.0 million customers.

Proven ability to operate in a highly regulated market. We have spent more than 20 years building a systematic understanding of many aspects of the U.S. legal system, across 50 states and over 3,000 counties. There is a wide variety of individual statutes and requirements across the United States, making it difficult for small businesses and consumers to fulfill their legal obligations. We have filed millions of documents on behalf of our customers with various county and state agencies in the United States. Our compliance platform allows our customers to stay focused on running their businesses, while we help them manage the ever-changing regulations and filing deadlines. Our compliance database tracks rules and deadlines across multiple jurisdictions and our platform provides notifications of rule changes and deadlines to our customers. In 2020, we sent approximately seven million notifications to our customers. Since we are a large filer of business formation and other documents with these agencies, our fulfillment teams have direct relationships with many of them and interact with many of these agencies every business day. We have also invested substantial time and capital to achieve 50-state coverage for our subscription offerings for attorney advice, registered agent, tax and other compliance related subscriptions.

Attorney integration. Most people prefer the comfort of knowing an attorney is available to help them with their legal needs, even if on an as-needed basis. However, most other online providers are either positioned purely as self-help with no access to attorney advice, or for those who do provide access, it is often a service connecting customers to attorneys with limited integration of the network to ensure consistent service quality. Offering attorney advice nationally through a legal plan, as we do, requires significant initial and ongoing investment, including: sourcing law firms and attorneys licensed in each state; ensuring such plans are acceptable to state regulatory agencies with varying rules; and keeping up with the administration of the plan. It took LegalZoom seven years from service inception to offer 50-state coverage through our network of independent attorneys.

Unique position within small business lifecycle. Given our unique position at business inception, we are typically the first business advisor a small business interacts with. In 2020, approximately two-thirds of the small businesses that formed through LegalZoom had not even begun operations when they first engaged with us. Before a small business has employees, an address or a website, they have LegalZoom. By delivering quality business formation solutions, we are able to establish trust with small businesses, who then frequently trust us with other critical needs as well. We have leveraged this trust to extend our legal and compliance product portfolio over time, through both first-party solutions such as tax, given that, based on customer surveys, we estimate that approximately 70% of small business owners that sought a tax accountant did not have one at the time of their entity formation, as well as our partner ecosystem, where we recommend third-party partners to our customers. As we grow our product portfolio, we are able to leverage proprietary data we receive at business formation to create more useful and relevant products and services for our customers.

Authority in educational legal and compliance content for small businesses. Our content library serves as a funnel for new customers. Our customers often interact with our educational content before making a purchase. We have grown our content library to thousands of educational articles across our services and established ourselves as a trusted source of expertise before a potential customer even begins seeking access to legal and compliance care.

Our technology platform. We have invested significantly since our inception in building proprietary technology that drives quality and efficiency on our platform. We use software to abstract the many archaic and last mile processes that are involved in processing formations at the state level. We deploy machine learning and natural language processing to power our registered agent offering, in order to scan and sort mail for our small business customers, allowing them to stay compliant and focus on running their businesses. We consistently improve our technology platform, resulting in improved document generation, increased automation, and increased use of the cloud to enable digital collaboration. In addition, we have developed a highly accurate database of millions of business entities we have helped form. And over time, we have collected over 1.5 billion answers as part of the user-friendly questionnaires our customers complete as part of their experience with our products. We are able to leverage this data, in accordance with relevant privacy laws and our data stewardship principles, to understand new products that may be relevant to our customers and optimize our operations. We also use APIs to seamlessly integrate our formation products within third-party applications, further extending our platform reach.

Attractive business model. Our financial performance is a result of attracting new customers and delivering more value over time for customers as they stay on our platform. Our unique position at business formation allows us to grow our relationships with our small business customers as their businesses evolve. Business formation serves as an onboarding point to the LegalZoom platform, and as businesses grow, their legal, compliance and tax needs naturally increase and become more complex. We have expanded our solutions to meet more of these needs, and have seen consistent lifetime value improvement over time. Given our efficient customer acquisition dynamics, we are able to profitably acquire new customers as we pursue our massive market opportunity. We have built a profitable and cash flow generative business, given this customer acquisition efficiency, economies of scale and favorable working capital dynamics.

Our Growth Strategy

We are in the early days of penetrating and growing the online market for small business legal and compliance services. We expect to continue to grow our customer base, retain and expand our customer relationships, and increase our market opportunity with the following strategies.

Grow our customer base. We continue to grow the top of our funnel and improve our customer experience in order to grow our customer base. To accelerate growth, we intend to:

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Increase LegalZoom brand awareness. We intend to continue to invest in our brand to increase awareness of the protection that legal and compliance services offer small businesses, and the ease and affordability of our platform. For example, in March 2021 we launched our latest brand campaign

“Let’s Make it Official”, emphasizing the core products that we offer and the benefits of our platform. We will also amplify our net promoter advantage, through social channels that drive word of mouth. We expect to shift our marketing investment towards brand and reduce our performance marketing spend as we pursue this strategy.

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Improve conversion. We have millions of visitors to our website each month and a large opportunity to increase conversion of prospects into customers. We have invested in improving ease of use and optimizing the checkout flow to drive better conversion upon the first interaction with potential customers. In addition, we plan to leverage machine learning further to create personalized experiences for potential customers, making them more likely to see the value of our platform.

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Attract new customers through partner integration. We partner with leading players that can help our small business customers and improve our ecosystem. Through our APIs, our partners can offer our solutions within their experience, providing us with a highly efficient customer acquisition channel. For example, our services can ensure that a user of these third-party integrations has an EIN in order to open a financial account or can help the user form an entity to enable independent contractors connected to the gig economy avoid misclassification as employees. We will continue to seek partner integrations to increase awareness of our brand and to grow our customer base. At March 31, 2021, we had over 135,000 paid subscriptions acquired through our partner integration channel.

Retain and expand our customer relationships following formation. As we innovate for small businesses, we aim to become their trusted partner for life. In order to do this, we intend to:

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Launch adjacent services. Our strategy is to meaningfully expand our product line in the medium term to offer a solution for the majority of small business legal and compliance needs. We have collected a vast amount of data in the past 20+ years to both improve our own solutions as well as identify additional areas where we can launch new products for our customers throughout their lifetime. For example, in 2020, we introduced a tax advisory product. We plan on continuing to invest in a broader array of services to capture this opportunity.

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Partner to offer our customers broader ecosystem solutions. We plan to offer additional access to third-party solutions to further support small business needs in areas such as banking, payments, payroll, accounting, and website hosting. In 2020, two-thirds of our new customers had not yet started their businesses when they first engaged with us. We believe that by working with our partners, we can increase our customer engagement and retention.

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Increase customer lifetime value. We plan to continue to improve the lifetime value of our customers, particularly by increasing retention of our small business subscribers. We plan to maintain engagement post-purchase with additional investments in existing solutions, add new solutions to serve additional needs, and improve lifecycle marketing to increase retention rates. We also expect to leverage machine learning even further to create a more bespoke experience for our customers. Through these initiatives, we plan to better monetize our existing customers by allowing them to realize continued value on our platform over time.

Increase our market opportunity by introducing a new tier of higher-priced, higher-value products. We have a large opportunity to serve customer demand by offering assistance with their legal and compliance needs.

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Broaden customer top of funnel. We aim to reduce peoples’ uncertainty and doubt about forming a business on their own, as well as to expand our opportunity to serve people who would not consider a “do it yourself” solution. We expect to continue to broaden the top of the funnel consideration for LegalZoom by highlighting our attorney integration. We believe the “assisted” market is multiples larger than the “do it yourself” market that we have historically served, because expertise increases customer confidence.

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Increase adoption of assisted offerings. We plan to provide more value to our customers from existing product lines by adding a tier of Attorney Assist solutions. In June 2020, our “Attorney Assist” product for trademarks became widely available, and we have seen higher average order value, or AOV, and more orders, over time, as customers value the ability to work directly with attorneys. Solutions that incorporate an attorney have higher completion rates. We plan to continue to expand our credentialed professional-assisted offerings to complement our technology-enabled solutions.

Customer Success Stories

The following customer stories are a couple of examples of how some of our customers have used and benefited from our platform.

Shannon Greevy: A Bigger Room Consulting

Like so many small business owners, Shannon Greevy spent years in corporate America before deciding the moment was right to strike out on her own. Her last day of full-time employment was on February 27, 2020, she formed her LLC through LegalZoom on March 11, and her business was born on March 13. On March 16, San Francisco went into lockdown due to the COVID-19 pandemic. Rather than panicking as she watched potential clients close their businesses and lay off employees, Shannon decided she would focus on what she could control; learning about the elements of running a business for herself. Shannon enrolled in LegalZoom’s tax advisory plan and business legal advisory plan where she consulted with tax professionals and business attorneys to learn about the most important facets of staying compliant while running her business.

As she closes out her first year in business, she boasts a growing client list and considers herself a pandemic success. Contrary to her fears of not finding clients, she says “It turned out that I had a special skill the universe needed. Many of my clients were people who found themselves suddenly needing to pivot from B2B or wholesale to B2C, and I was able to help them establish a social media presence and stay in business.”

Drs. Toya and Tonya Harris: The BluePrint

As twin sisters and chiropractors, you might say Drs. Toya and Tonya Harris are joined at the hip. After pursuing their chiropractic doctorate, a second masters degree in functional nutrition, and graduating as the Valedictorian and Salutatorian from Parker University, they decided to open their own practice in Dallas, Texas. Their ultimate goal is to keep their patients happy and moving, so that their patients are able to do whatever they want in life.

The Harris sisters made it official in January 2021 by forming The BluePrint: A Body Lab, LLC through LegalZoom. They added LegalZoom’s registered agent service, DBA, and secured required business licenses through LegalZoom’s partner ecosystem. The twins stated “LegalZoom made it easy for us to focus on the other aspects of starting a practice. Their team made the process pretty seamless. Whenever we had questions, they were always there to help! ”

When asked what’s next, the Harris twins said they’d love to set up a charitable scholarship for minorities looking to pursue careers as doctors in any healthcare profession. When Drs. Toya and Tonya are ready to set up their non-profit corporation, LegalZoom will be there to help.

Mike Roberts: The Horse’s Axe

Mike Roberts first became a LegalZoom customer in 2016 and has since formed five LLCs, including The Horse’s Axe, an axe throwing and billiards bar opened in November 2020. Signing a lease just when the pandemic hit was a bit of a stumbling block, but Mike and his wife Holly found ways to drum up their Denton, Texas business after they opened. Handing out thousands of free face masks with The Horse’s Axe logo printed on the front at local high school football games and businesses around town, they spread the word about their new bar. Smart marketing and innovative ideas have paid off and they are in the process of opening a second location in Denison, Texas.

In addition to forming his business through LegalZoom, Mike purchased several additional related products and services such as protection of his business name, logo and mascot through LegalZoom’s attorney-assisted trademark service, a DBA, an operating agreement, an amendment package, and a last will and testament. Then in January 2021, Mike came back to LegalZoom for annual report compliance for all five of his companies. As Mike says with “LLC’s, trademarks, annual report compliance and several other services… LegalZoom helped us through every step.”

Mark and Victoria Thompson: GenFree LLC

Mark and Victoria Thompson worked hard to build successful careers in IT after growing up in underserved and disadvantaged communities. The Thompsons have always felt passionate about supporting others in their community by sponsoring the next generation through educational and financial support. In 2020, they established their own LLC, formed a non-profit, and updated their estate plan within three months– all through LegalZoom. GenFree LLC, the for-profit venture they formed through LegalZoom, is dedicated to building businesses that invest and create opportunities in the black community. Wanting to do even more for their community, the Thompsons also launched their non-profit, Ready for the World, through LegalZoom in February 2020. Ready for the World provides educational programs and mentorship opportunities to women of all ages.

Understanding that a new business and non-profit would require ongoing legal support, the Thompsons enrolled in LegalZoom’s business legal advisory plans for both entities, which provides them access to a third party attorney for their businesses, when they need it. The Thompsons also continue to use LegalZoom for their annual report compliance. Through this journey, Mark and Victoria quickly realized they didn’t have an estate plan for their family. Within hours, they crafted their living will and trust with LegalZoom and enrolled in the personal legal advisory plan, providing them access to an attorney to answer additional questions about their estate plan or other legal matters that might arise.

Our Products and Services

We help customers form their businesses, protect their ideas, stay compliant and scale their operations. Our products and services include business formations, creating estate planning documents, protecting intellectual property, completing certain forms and agreements, providing access to independent attorney advice, and connecting customers with experts for tax preparation and bookkeeping services. The primary driver of new customers is small business formation transactions, and at that moment we aim to start a deeper relationship reflected in bundled subscription services and partner offerings. This combination creates a suite of legal and compliance solutions that are relevant for our customers’ ongoing needs. We also have a partner ecosystem that enables us to offer third-party services to our customers and to offer our services to our partners’ customers.

Transaction products

We completed 691,000, 892,000 and 276,000 transaction orders in 2019, 2020 and the three months ended March 31, 2021, respectively.

Our transaction products are described in the following table.

Transaction Products for Small Businesses	Transaction Products for Consumers

Business Formation

Limited Liability Company (LLC) Formation

Incorporation of C and S Corporations

Nonprofit Formation

Doing-Business-As (DBA)

Corporate Changes and Filings

Business Licenses

Legal Forms

Intellectual Property

Trademark Application

Copyright Registration

Provisional Patent Application

Tax Planning and Bookkeeping and Records(1)

State and Federal Tax Preparation

Payroll

Bookkeeping

Consumer Estate Planning Last Will and Testament Living Will Living Trust Power of Attorney Other Legal Matters Name Change Uncontested Divorce Real Estate Deed Transfer Real Estate Leases Legal Forms

(1)	We launched our LegalZoom-fulfilled tax advisory and preparation, payroll and bookkeeping products in October 2020.

When generating a customized legal document, customers are guided through every step by our proprietary questionnaire and document engine platform. Related offerings are presented within the questionnaire, enabling customers to opt into complementary products and services. If customers need assistance, our customer care and sales organization is available to help them through the process. Additionally, if they need legal or accounting help, customers can opt into a subscription and get access to our tax experts and our network of independent attorneys. Once the customer submits the questionnaire data, our people or technology review responses for completeness prior to delivery or submission to the appropriate federal, state or local jurisdiction.

Subscription services

More than 85% of the U.S. subscription units as of December 31, 2020 and March 31, 2021 were annual plans billed in advance. Our primary subscription services are described in the following table:

Small Business Subscriptions	Consumer Subscriptions

Registered Agent Compliance Attorney Advice Tax Advice Legal Forms	Attorney Advice through our Legal Plans Estate Planning Bundle Legal Forms

Registered agent subscriptions. In most states, a business entity, such as an LLC or corporation, is required to appoint and maintain a registered agent in its state of formation to receive service of process and official government communications. The entity must disclose the address of its appointed registered agent and, in many states, the registered agent must be available during business hours. This requirement can be burdensome for many small businesses to handle on their own. Our registered agent services receive, process, and forward served legal documents digitally or physically to the customer. The majority of our customers who formed their LLCs and corporations through us in 2020 and the three months ended March 31, 2021 used us as their registered agent as of each period end, and approximately 60% of our subscription units as of December 31, 2020 and March 31, 2021 were for registered agent services.

Compliance subscriptions. Our compliance subscriptions provide assistance with state-mandated regulatory filings, such as tax returns and corporate annual reports that are required to keep a business entity in good standing. The subscription plans also monitor the status of our customers’ businesses with certain state agencies and provide alerts to notify them if they fall out of good standing as well as to stay abreast of important deadlines.

Attorney advice subscriptions. For small businesses and consumers seeking legal advice, we offer subscription legal plans that provide access to independent attorneys in all 50 states. These subscriptions also include other benefits, such as access to legal forms, discounts on additional legal services offered by the network attorney, and, in some cases, an annual checkup with the network attorney for estate planning purposes.

Tax advice subscriptions. We introduced our LegalZoom-fulfilled tax advice subscription in October 2020. This subscription includes tax advice on essential tax matters at both state and federal levels with the option to add tax preparation, as well as advice on new tax and bookkeeping-related matters from a tax expert (either a certified public accountant or an enrolled agent). Our tax services help small businesses get set up right from the beginning to minimize their tax bill.

Legal forms and other subscriptions. We offer other subscriptions, including unlimited access to our library of legal forms, electronic storage of applicable LegalZoom documents, and document revisions. Additionally, we offer subscriptions that enable customers to monitor trademark applications, create meeting minutes for their board of directors’ meetings and monitor compliance calendar deadlines.

Our subscription agreements generally have annual terms, while some have monthly terms. They are generally non-refundable during their term, including any renewal term, after a 60-day refund period at the beginning of the initial term and any renewal term. They generally automatically renew at the end of each term unless notice of cancellation of the renewal is provided any time in advance of the renewal date. We generally do not issue pro rata refunds outside of the applicable 60-day refund period. Customers can cancel the automatic renewal on our website or by phone. In the case of our subscriptions for registered agent services, the customer needs to appoint a new registered agent for its business in order to complete a cancellation.

Partner ecosystem

We have unique insights into our customers and leverage our product as a channel to introduce small businesses to our partner ecosystem, solving even more of their needs. Our partnering arrangements include reseller models, revenue share, and flat fees earned by introducing small businesses to leading providers of small business services such banking, bookkeeping, credit cards, business licenses, website design, and payment processing. We are evaluating expanding our strategic partnerships to include payroll, human capital management, marketing, and digital presence as well as other best-in-class industry specific solutions. We are increasingly focused on evolving our partner economic structures to recurring revenue models that reflect the value of our unique position in the customer’s business lifecycle.

In addition to serving small businesses and consumers, we offer a developer platform, including application programming interfaces that enable external developers to co-brand or white-label business formation and compliance services with a highly integrated solution. Our enterprise segment customers include both large enterprises and small business platforms with a significant number of users. Our solutions provide large enterprises the ability to manage their multi-entity legal and compliance needs and small business platforms to offer business formation and compliance services to their own customers, either within their own customer experience or by referring the customer to us. The services are delivered using our proprietary technology and may include registered agent, regulatory filing, business licenses or compliance services as well. For example, we may help a large enterprise incorporate each of its independent truck drivers via a cobranded referral program, a small business platform provide formation services on a white-label basis as an integrated part of its own customer offering, or an accounting firm incorporate its clients and assist with their compliance needs.

Partner revenue consists primarily of fees earned from third-party providers from leads generated to such providers through our online legal platform. Partner revenue is generally composed of one-time or recurring referral fees, which are generated by introducing our customers to third-party providers.

New product development

Our product development strategy is focused on reducing friction and increasing conversion across our existing core products and services and expanding our portfolio of new products and services, gaining market share, and strategically deepening customer relationships, including in ways that will make legal and compliance expertise available to our customers and increase our recurring revenue through subscription offerings. Our product development team gathers customer feedback from our front-line customer service agents and leverages user experience research to inform our product roadmap. We are highly focused on using this feedback to meaningfully expand our service offerings to help our customers, from starting their businesses to successfully running them.

An example of our recent product development success is our launch of the LZ Tax offering in October 2020. Tax advice and ongoing help with bookkeeping, tax preparation and other accounting services is a primary concern for our new business formation customers. Prior to the launch of LZ Tax, we had referred our new business formation customers to a partner for tax preparation and advice. Powered by technology-enabled tax experts that have been introduced seamlessly into the customer’s journey, we are now able to provide tax services directly to our customers. For January through March 2021, the transactional NPS on our initial tax consultations was 89.3. We believe that our tax offering naturally leads customers to other ancillary services we provide, including bookkeeping, tax preparation, payroll and accounting. We also recognize the opportunity to add additional credentialed professional assistance across our product portfolio. In 2016, we added access to attorneys to our do it yourself trademark offering through a new “Attorney Led Trademark” service. In 2020, 30% of all trademark transaction customers chose this enhanced service, paying an additional $300 per transaction. For the three months ended March 31, 2021, the share of trademark customers selecting this service rose to 51%. We intend to introduce additional access to independent attorney support into more of our business formation products. Over time, we believe we have the opportunity to build out a fully integrated technology enabled ecosystem where business formation customers will visit LegalZoom as their first and only stop, and we’ll connect them with all the appropriate, best in class credentialed professionals and advisors they need to launch and grow their small businesses.

Our content

In our more than 20 years of operating history, we have amassed and maintained a database of forms and other legal documents used at the federal, state, and county level throughout the United States for business formations, intellectual property registrations, and estate planning purposes. We distilled the forms completion process into an easy-to-understand questionnaire that asks our customers the appropriate questions to complete the documents. The result is our proprietary logic-based architecture that translates the customers responses onto one of over 1,100 documents across 150 different product types. Our core systems use automation to map the customer’s data onto the appropriate document, prepare the document in the proper format, and, in most cases, submit it to the state or county.

Our Technology

We have developed a highly scalable and flexible technology platform that enables us to efficiently process thousands of customer orders daily and facilitate seamless interactions with our customers and the independent attorneys participating in our legal network. We devote substantial resources to consistently enhance our technology platform. Key components of our technology are described below.

Dynamic online questionnaire

Legal documents are populated by our platform through the use of our dynamic online questionnaires. Our customers complete a comprehensive yet intuitive questionnaire that is powered by a rules-based engine to pose questions based on the customer’s legal jurisdiction, location and prior responses to solicit the information needed to comply with local and state laws and regulations.

Document automation

Our technology platform includes complex automation systems that transfer customer responses into our more than 1,650 state or county-specific templates to generate customized legal documents. Our automation unifies the various methods used by states and counties to form businesses into a single easy-to-understand customer experience. We have introduced straight through processing, or STP, for a subset of our estate planning and business formation documents, which has enabled us to deliver the documents to the customer in near real-time. We plan to incorporate STP in additional transactional offerings.

Compliance platform

We have built a system to notify our customers of upcoming compliance milestones and associated requirements. Additionally, for our registered agent subscribers, we have a system of receiving, scanning, sorting, and labeling documents from state agencies across the country that leverages technology to quickly deliver physical and electronic copies to our customer.

Robust CRM platform

Our account executives, customer care and sales organization, fulfillment specialists, and tax advisors leverage a multi-channel customer relationship management, or CRM, platform, powered by integrating a variety of tier one contact center technologies. The platform is integrated within our production and fulfillment systems and enables us to support customers through communications via multiple channels including our websites, email, text, phone, online chat, and our mobile applications. For example, we automatically notify business formation customers over multiple channels regarding their order status as their legal documents progress through our workflow and when we receive confirmation of the documents being filed with or approved by government agencies.

Scalable and secure infrastructure

Our platform resides on a combination of on-premises infrastructure located in California and Texas and best-in-class public cloud-based platforms. Our platform is highly scalable to accommodate an increasing volume of customer orders. We have designed our websites to be highly intuitive and secure using proprietary software and commercially supported tools. Maintaining the integrity and security of our websites is a key priority. We utilize national security standards and appropriate tools for secure transmission of personal information between our customers and our websites and maintain a dedicated security team that drives compliance with data security standards. We intend to transition our platform to the public cloud with all essential products operating on public cloud platforms that have built-in security, and data and privacy controls.

Our website allows users to access the same content on our platform from their laptops, tablets, or smart phones. We also maintain apps on iOS and Android that make it easy for customers to access their documents, schedule consultations, and get status updates on their orders.

Our Attorney Advice Network

We offer attorney advice across all 50 states in the United States to our subscribers through a network of independent law firms that manage relationships with approximately 1,300 attorneys. Our network consists of a core group of over 135 attorneys who handle the majority of consultations across the most common legal issues. The remaining attorneys handle more specialized needs, including worker compensation, landlord and tenant issues and bankruptcy.

In 2020 and the three months ended March 31, 2021, our network completed over 80,000 and 22,000 consultations, respectively, bringing our total completed consultations, since the launch of our attorney assistance division in 2011, to over 611,000. Participating law firms must focus on customer care and satisfy stringent customer satisfaction standards to remain on the network. Customers are given the opportunity to review an attorney after each consultation. Based on these reviews, attorneys in our network achieved an average NPS of 77 in 2020. This compares to 25 for traditional offline attorneys in that same time period.

According to a Clio Legal Trends report based on anonymized data from tens of thousands of U.S. based lawyers using the Clio platform, approximately 69% of the attorneys’ average workday was non-billable in 2018. Our brand and marketing efforts allow the participating attorneys to focus more on the practice of law and less on business development. The initial free consultation serves as a platform for business development, where the participating attorney can offer to provide billable legal services to our customers at discounted rates. In addition, participating law firms can leverage our brand awareness as well as the customer feedback and testimonials to market their own practice. Each firm receives a flat administrative fee from us for each legal plan participant in its area to cover the administrative costs associated with participating in our network.

Our Tax and Advisory Services

We believe our goal of becoming the trusted advisor to the small business ecosystem hinges on our ability to offer high-quality legal and compliance services at business formation and beyond. We are often the first service provider a new business interacts with, a unique position from which we can form a long-term customer relationship. Our research suggests that our customers welcome assistance from us for their bookkeeping and tax needs, and that many of those needs are highly relevant and top-of-mind in the moment of business entity formation. We provide our customers with tax advice, tax preparation, and related tax services (like bookkeeping and payroll) in affordable subscriptions through LZ Tax, which we launched in October 2020. In addition, our customers receive a consultation included in their formation that includes guidance on their tax strategy, including how to maximize their deductions and income. Our customers gave this tax consultation a transactional NPS score of 89.3 from January 1 through March 2021, and one in five customers chose ongoing guidance with LZ Tax at the end of the consultation during that period.

Customer Care

As of March 31, 2021, we had over 300 customer care representatives providing assistance, support and account management to small businesses and individuals. Exceptional customer experience is central to our culture and we take pride in our customer care team based in Austin, Texas, which handled over 1.1 million customer contacts in 2020.

Our customers have access to live help from customer care representatives by phone, online chat, text, email, or via our mobile applications. In addition, our website and mobile experience contain extensive educational content in an article center, FAQs and a knowledge center designed to assist customers in choosing the products and services that best suit their needs.

We actively monitor our service levels, fulfillment speed and quality to maintain a high level of customer care. Customer care team members have metrics-driven incentives that further align their goals and compensation with our focus on the customer while maintaining regulatory compliance. We believe the effectiveness of our approach is reflected in our strong NPS of 64.8 in 2020, which is based on over 58,000 responses from customers.

Sales and Marketing

LegalZoom is a highly recognizable online legal services brand for small businesses and individuals in the United States. We have invested significantly to create a highly recognizable legal brand, online and offline, with aided brand awareness of 70% and unaided brand awareness of 25% as of December 2020, the latter more than eight times our nearest online competitor according to a 2020 study hosted by Dynata. We intend to continue to invest in our brand awareness, emphasizing the core products that we offer and the benefits of our platform. We attract a meaningful percentage of unpaid website traffic, underscoring our brand strength and unique content offering. Our content marketing includes educational initiatives such as our Article Center on our website, where we create content to better inform our customers on how they can plan for and protect themselves, their families, and their businesses.

We use a strategic mix of online and offline marketing in combination with inbound sales. We are highly disciplined and metric-driven in driving customer acquisition cost efficiencies. Our largest customer acquisition media spend is in search engine marketing to capture demand generated by our other paid and organic channels. We also advertise across television, radio, podcasts, digital video, and social media. Our affiliate partnerships have historically been another very successful channel for customers to discover LegalZoom and learn more about our products.

We maintain a sales team of over 200 professionals in the Austin, Texas area. This team takes inbound calls from customers and prospects, using a conversational approach to introduce our services, explain features and recommend various partners. When our sales team becomes involved, the average order size frequently increases due to their effectiveness in selling ancillary offerings. Our sales teams also proactively target qualified prospects, such as those who began a questionnaire in our customer experience journey but have yet to purchase.

Our Competition

We operate in a very competitive industry. We face intense competition from law firms and solo attorneys, online legal document services, legal plans, secretaries of state, tax preparation companies and other service providers. The online legal solutions market is evolving rapidly and is becoming increasingly competitive. Other companies that focus on the online legal document services market or business formations, such as BizFilings, LegalShield, MyCorporation, and RocketLawyer, and law firms that may elect to pursue the online legal document services market, can and do directly compete with us. Law firms and solo attorneys, who provide in-person consultations and are able to provide direct legal advice that we cannot offer due to laws and regulations regarding the unauthorized practice of law, or UPL, compete with us offline and have and may develop competing online legal services. We compete in the registered agent services business with several companies that target small businesses, including Wolters Kluwer, and these competitors have extensive experience in this market. In addition, certain U.S. states, including Nevada and Louisiana, offer online portals where consumers may file their articles of organization. We also compete in tax advisory service business with several companies, including H&R Block and Jackson Hewitt.

We may also face potential competition from large internet providers, such as Amazon or Alphabet, who may choose to enter into the online legal solutions business. These businesses have disrupted multiple industries and routinely enter new verticals. While they have no particular expertise in providing legal solutions online, their extensive resources and brand recognition would make them formidable competitors and could adversely affect our business.

Our direct and indirect competitors, whether they are online legal document providers, legal plan providers, law firms, accounting firms, solo attorneys or large internet providers, may also be developing innovative and cost-effective services that target our existing and potential customers. We expect to face increasing competition from offline and online legal services providers in our market, and our failure to effectively compete with these providers could result in revenue reductions, reduced margins, and loss of market share, any of which could materially and adversely affect our business, results of operations, financial condition and future prospects.

We believe competitive factors for our services include ease of use, breadth of offerings, brand name recognition, reputation, price, quality and customer service and that we compare favorably on all these bases.

Human Capital Management

As of March 31, 2021, we, together with all our subsidiaries, had 1,055 employees worldwide. As of March 31, 2021, we also engage 17 contractors and consultants. None of our employees are represented by a labor union. We have not experienced any work stoppages, and we believe that our employee relations are strong.

Our primary compensation strategy is to promote a pay-for-performance culture. Our guiding principles are anchored on the goals of being able to attract, incentivize, and retain talented employees who can develop, implement, and drive long-term value creation strategies. We’ve designed our compensation program so that every employee has a component of their compensation that is performance or incentive driven. We offer competitive compensation that we believe is aligned with the market and fair relative to our peers.

At LegalZoom, one of our core values is People First. By that, we not only mean caring for and protecting the millions of customers we have served since inception, but investing in, empowering and fostering trust and wellness among our employees, whom we call Zoomers. For example, when many of our Zoomers were impacted by the recent unprecedented storms and power outages in Texas in February 2021, we moved quickly to set up a relief fund for all of our impacted Zoomers and we donated directly to an organization directly serving the broader impacted community. In addition, we provided additional paid days off for employees who were unable to work due to power outages or internet connection issues.

We made an abrupt change in March 2020, in the face of the global COVID-19 pandemic, to move all of our non-essential workers to a remote, work-from-home environment. The primary drive for all decision-making in the face of the pandemic has been focused on employee wellness. We’ve remained agile to accommodate the ever-changing needs of our employees as well as the changing nature of the pandemic. Our non-essential workforce continues to be almost entirely remote today. We’ve made numerous investments in our employees to accommodate this new remote environment, including providing an allowance for home office needs, giving employees an added rest day each year, providing paid transportation via ridesharing apps for essential workers who would normally take public transportation, and providing ten emergency paid sick days for employees to use if they have been impacted by COVID-19 in any way. We also host virtual live Yoga sessions twice a week, and are expanding our virtual development courses to better support employees working remotely.

We are focused on building a diverse and inclusive workplace and we strive to have our employees mirror the diversity of our customers and communities we serve. We believe we are thriving when every voice is nurtured and heard.

We have five employee networks today, each with dedicated internal funding, executive sponsorship and a focus on supporting diversity equity and inclusion within and outside of LegalZoom:

Pride Zoomer Alliance Network

The mission of the Pride Zoomer Alliance is to support and empower LGBTQIA+ Zoomers, customers, and communities—and their allies—by providing a safe place for them to be seen and heard. We work to ensure that LegalZoom is a fair and inclusive workplace for all, and we join our allies across the organization who share our vision for equity, inclusion, and social justice.

Lift Every Voice Black Network

The mission of Lift Every Voice Black Network is to uplift, empower and promote the advancement of Black Zoomers. The network serves to do the following:

•	Provide professional development through educational, mentoring and networking opportunities;

•	Provide assistance with the recruitment and retention of Black talent;

•	Promote company-wide awareness of Black culture and issues impacting Black Zoomers and the larger Black community;

•	Strengthen the relationships Black Zoomers have with each other and the Zoomer community; and

•	Strengthen the relationship LegalZoom has with the greater Black community.

Rise Up — Women’s Network

The mission of Rise Up is to amplify the drivers of success for women at LegalZoom to increase representation in senior positions and support overall career development.

Women in Tech Network

The mission of Women in Tech is to build a community within LegalZoom where women can learn, grow and develop as leaders in technology and beyond.

LatinX Network

The mission of the LatinX network is to serve as the hub for Latinx support, inspiration, and engagement focused on empowering each other and their allies with the tools to overcome challenges that prevent their voices from being valued, heard, and represented. The network commits to work together and remove barriers, discrimination, and intolerance so that everyone feels included and supported in a safe place environment.

Environmental, Social, and Governance

We believe legal help should be available to everyone, and take to heart the responsibility that comes with our mission of democratizing law. According to the Center for American Progress, 40-60% of the middle class have legal needs that go unmet, which contributes to economic and entrepreneurial inequality, especially in under-represented communities. The cost and complexity of legal assistance is daunting for many without the financial means and legal training. LegalZoom set out to make legal resources more accessible and disrupt an industry many believed couldn’t be disrupted given the rules and regulations of the legal system. We built a platform of technology and people to demystify and simplify complicated processes, creating user-friendly and cost-effective experiences for our customers while keeping their data and privacy top-of-mind. Fast-forward 20 years, now people can form a business starting at a flat fee of $79 (plus state-imposed filing fees), a significant cost savings compared to traditional offline legal services. We are committed to continuing to work so that anyone with a dream can protect their business, family and creative work by accessing our small business, estate planning, tax, and intellectual property products.

We believe that we also have a responsibility to serve those who do not have access to legal services because of who they are, who they love, where they live, the color of their skin, or their economic status. While the inherent nature of our business opens up new opportunity for many who may not have had it otherwise, we aim to do more to empower under-represented communities. That is why we partnered with Accion Opportunity Fund (AOF), who provides microloans to small business owners who face hurdles in accessing capital. They focus on people of color, women, and immigrant-owned businesses and, by joining forces with them, we can bring two critical components – access to capital and legal services – to communities that need them the most. By donating funds to their Small Business Relief Fund, LegalZoom has helped provide immediate loan payment relief and loan deferments to small business owners. To-date, 85% of the overall fund recipients are people of color, 67% low to moderate income, and 31% female. We are strategizing on providing in-kind support through product donation to their clients, and we are identifying ways to offer AOF’s loan products to our customers.

Aside from helping those with legal matters that tie closely to our business, we also feel a responsibility to contribute to the larger access to justice movement, no matter what type of legal matter it is. That is why we helped fund the first national disaster relief pro bono portal built by Paladin, a justice technology b-corp. The portal is the result of a partnership with the American Bar Association Young Lawyer’s Disaster Legal Services Program, the exclusive legal services coordinator for the Federal Emergency Management Agency, or FEMA, and it connects legal nonprofits all over the country with attorneys who raise their hand to provide legal assistance during times of crisis. The COVID-19 crisis and other national disasters have created immediate legal needs for millions of Americans. With many people now having to navigate unlawful evictions, loss of wages and benefits, delays in court proceedings and more, there is an unprecedented need to connect low-income Americans to pro bono attorneys. Since inception, the portal has connected 5,300 Americans with attorneys to pro bono legal support.

Our social impact goes beyond our external partnership efforts and support—it’s embedded in our culture and employee experience. Addressing inequities starts internally, which is why we made hires for roles in diversity, equity, and inclusion to help us be the most diverse and inclusive company we can be. We have created new roles to ensure these priorities continue to rise in importance, including senior roles: Head of Social Impact and Director of Diversity Equity & Inclusion. 63% of our C-Suite identify as either female or people of color.

Being a purpose-driven company is crucial to our employee experience, which is why we have dedicated groups, events, initiatives, and programs that help contribute to the greater good. We also support giving back outside of our walls through our employee giving and volunteerism programs. Every full-time employee has two volunteer PTO days, and can apply for a company donation match to organizations they fundraise for. Finally, we are part of the Time to Vote initiative, a nonpartisan movement led by the business community to contribute to the culture shift needed to increase voter participation in our country’s elections. We have made the presidential Election Day a company holiday to ensure that every employee can participate in the democratic process and make time to vote.

Aside from our social initiatives, we also find environmental issues to be important. LegalZoom is committed to clean, renewable energy. In our Austin, Texas office, we have installed a 520 kW solar electric system. This produces 756,000 kWh of energy per year. The environmental impact amounts to an annual reduction of 1,180,000 pounds, or 536 tons of carbon dioxide emissions, an environmental benefit equivalent to planting 8,000 carbon-sequestering trees.

Data security and privacy is also important to our operations. Ensuring that we meet or exceed expectations with respect to maintaining the confidentiality of the information in our possession is embedded throughout our operations. Our customers and employees trust us with their most sensitive information, including business plans, intellectual property, tax information, and the intimate details of their personal documents (e.g. wills). To ensure the security of this data, we have implemented security practices that maintain physical, technical and administrative safeguards. We also conduct regular risk assessments to evaluate the effectiveness of our program to ensure that we are continuing to expand and adapt to a changing threat landscape.

We are equally committed to protecting our customers’ privacy. As part of this commitment, we have adopted data stewardship principles that inform our partnerships with third parties and other data sharing arrangements. These principles, which are based on principles of transparency and consent, align with our commitment to never sell our customers’ data. We conduct robust privacy reviews of our vendors for new or modified internal processes. Finally, despite the invalidation of Privacy Shield, we have opted to continue to participate in third-party audits of our privacy practices to help supplement our internal privacy program activities.

Intellectual Property

We believe that our proprietary technology is an important and valuable part of our business. We protect this proprietary technology by relying on a variety of intellectual property mechanisms including copyright and trademark laws, restrictions on disclosure and other methods. We frequently file applications for trademarks and service marks in order to protect our intellectual property. At March 31, 2021, we had 17 trademark registrations and 17 pending trademark applications in the United States. We also had over 30 trademark registrations in 13 foreign jurisdictions or under international or European Union and European Community registrations. We have no issued patents. We also license intellectual property from third parties, such as software used to support our technology and operations.

In addition, we seek to protect our intellectual property rights by requiring our employees and independent contractors to enter into agreements acknowledging that all works or other intellectual property generated or conceived by them on our behalf are our property, and assigning to us any rights, including intellectual property rights, that they may claim or otherwise have in those works or property, to the extent allowable under applicable law.

Government Regulation

We operate in a particularly complex legal and regulatory environment. We are subject to a variety of U.S., U.K. and other foreign laws, rules and regulations, including those related to internet activities, UPL, the corporate practice of law, or CPL, privacy, data protection, cybersecurity, data retention, consumer protection, content regulation, automatically renewing subscriptions, the processing of legal documents, legal plans, human resource services, employment and labor laws, workplace safety, intellectual property and the provision of online payment services, including credit card processing, anti-bribery and anti-corruption laws, federal securities laws, tax regulations and other matters, which are continuously evolving and developing. We own and operate an alternative business structure, or ABS, in the United Kingdom to provide legal services to U.K. and U.S. based consumers. The ABS employs and contracts with solicitors licensed in the United Kingdom as well as attorneys licensed in the United States to provide limited scope legal services to consumers who purchase such services on our websites. The ABS is regulated by the Solicitors Regulation Authority. While we believe this structure is legally permissible, it is generally untested in U.S. courts and we cannot assure you that it will insulate us from claims of CPL or UPL. These laws and regulations are regularly evolving and tested in courts, and may be interpreted, applied, created, or amended, in a manner that could harm our business.

Our business model includes the provision of services that represent an alternative to traditional legal services, which has subjected us to allegations of UPL in the United States. UPL generally refers to an entity or person giving or offering legal advice who is not licensed to practice law. However, laws and regulations defining UPL, and the governing bodies that enforce UPL rules, differ among the various jurisdictions in which we operate. While several states are implementing exploratory programs to allow non-lawyers to own law firms under strict ethical parameters, we are currently unable to acquire a license to practice law in the United States, or employ licensed attorneys to provide legal advice to our customers, because we do not meet the regulatory requirement of being exclusively owned by licensed attorneys. Our business model is also subject to laws and regulations that govern business transactions between attorneys and persons who are not licensed attorneys, including those related to the ethics of attorney fee-splitting and CPL.

We are subject to certain regulations relating to the processing of legal documents, which vary among the jurisdictions in which we conduct business. Regulation of our legal plans also varies considerably among the insurance departments, bar associations and attorneys general of the particular states in which we offer our legal plans. In addition, some states may seek to regulate our legal plans as insurance or specialized legal service products.

Property and Facilities

Our corporate and executive headquarters are located in Glendale, California, where we lease and occupy approximately 56,000 square feet. The term of our lease expires in 2022, and we have two options to extend the term of this lease for five years each. Our operational headquarters are located in Austin, Texas, where we own and occupy approximately 206,000 square feet. We maintain additional facilities in multiple locations in the United States and United Kingdom.

We may lease or purchase additional space as needed to accommodate our needs and that any additional space will be available to us on commercially reasonable terms for the foreseeable future.

Legal Proceedings

We are a party to various currently pending legal proceedings and government inquiries, and we anticipate that legal proceedings, government investigations, government inquiries or claims could be brought against us in the future. For more information on our pending legal proceedings and governmental inquiries, see Note 13 to our consolidated financial statements included elsewhere in this prospectus. We are not currently a party to any such legal actions that we believe to be likely to have a material impact on our business, financial condition, results of operations or cash flows. However, management’s views and estimates related to these matters may change in the future, as new events and circumstances arise and the matters continue to develop.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of June 1, 2021:

Name	Age	Position(s)
Executive Officers
Dan Wernikoff	49	Chief Executive Officer and Director
Nicole Miller	38	General Counsel
Rich Preece	46	Chief Operating Officer and Chief Product Officer
Shrisha Radhakrishna	44	Chief Technology Officer
Noel Watson	46	Chief Financial Officer

Key Employees
John Buchanan	47	Chief Marketing Officer
Sheily Chhabria Panchal	37	Chief People Officer
Kathy Tsitovich	47	Chief Partnership Officer

Non-Employee Directors
Jeffrey Stibel	47	Chairman
Dipanjan “DJ” Deb (2)	52	Director
Khai Ha (3)	38	Director
John Murphy (1)(3)	53	Director
Dipan Patel (2)	38	Director
Brian Ruder (3)	48	Director
Christine Wang (1)(3)	34	Director
David Yuan (1)(2)	46	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Executive Officers

Dan Wernikoff has served as our Chief Executive Officer and a member of our Board of Directors since October 2019. From March 2019 to August 2019, Mr. Wernikoff served as a Venture Partner at TCV, a venture capital firm. From 2003 to October 2018, Mr. Wernikoff held various general manager roles at Intuit Inc., most recently serving as Executive Vice President and General Manager of Intuit’s Consumer Tax Group from May 2016 to May 2018. Before that role he was the General Manager of the Small Business Group from May 2014 to May 2016. He also served as the GM of QuickBooks from August 2010 to May 2014. Prior to his various general manager roles, Mr. Wernikoff held various product and marketing leadership positions while at Intuit. Mr. Wernikoff holds a B.S. in Finance from Miami University, and an M.B.A. from the Katz Graduate School of Business at the University of Pittsburgh. We believe that Mr. Wernikoff’s extensive knowledge of our company as Chief Executive Officer, his management background and experience in online technology industry qualifies him to serve on our board of directors.

Nicole Miller has served as our General Counsel since June 2020, and as our Secretary since August 2020. From July 2014 to June 2020, Ms. Miller held various roles at The Honest Company, most recently serving as General Counsel. Prior to The Honest Company, Ms. Miller practiced corporate law at the law offices of Cooley LLP and Gibson Dunn & Crutcher LLP. Ms. Miller was a Senate Fellow in the California State Senate from October 2005 to September 2006. Ms. Miller holds a B.A. in humanities from Stanford University and a J.D. from the University of Texas School of Law.

Rich Preece has served as our Chief Operating Officer and Chief Product Officer since December 2019. From 2002 to December 2019, Mr. Preece held various roles at Intuit, most recently serving as Senior Vice President and Head of Customer Success for the Small Business and Self-employed group from August 2019 to December 2019. Prior roles include Vice President and Global Accountant Segment Leader, and Vice President and Managing Director, Europe, Middle East, and Africa (EMEA). Mr. Preece holds a B.S. in Marketing from Bournemouth University.

Shrisha Radhakrishna has served as our Chief Technology Officer since August 2020. From April 2009 to August 2020, Mr. Radhakrishna held various roles at Intuit, most recently serving as Vice President of Product Development from August 2016 to August 2020. Prior to Intuit, Mr. Radhakrishna served as Director of Engineering at BooRah, Inc. Mr. Radhakrishna holds a B.Eng. degree in Information Science from Bangalore University and an M.B.A. from the Kellogg School of Management at Northwestern University.

Noel Watson has served as our Chief Financial Officer since November 2020. From June 2019 to November 2020, Mr. Watson served as Chief Financial Officer at TrueCar, Inc. From April 2006 to June 2019, Mr. Watson served in various roles at TripAdvisor, Inc., including as Vice President Finance and Chief Accounting Officer. Since July 2020, Mr. Watson has served on Zynga’s Board of Directors. Mr. Watson holds a B.S. in accounting from Bryant University.

Each officer serves at the discretion of our board of directors and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal.

Key Employees

John Buchanan has served as our Chief Marketing Officer since August 2020. From May 2019 to August 2020, Mr. Buchanan served as Senior Vice President of Marketing Strategy and Sciences for the National Football League. From February 2018 to May 2019, Mr. Buchanan served as Global Vice President, Head of Marketing and Digital Media at Adobe Inc. From January 2015 to February 2018, Mr. Buchanan served as Vice President, Global Brand Management at Electronic Arts Inc. Mr. Buchanan holds a B.S. in political science and a B.S. in international relations from the University of Southern California.

Sheily Chhabria Panchal has served as our Chief People Officer since April 2021. From October 2019 to April 2021, Ms. Panchal served as Vice President of Global Human Resources at Activision Blizzard. Prior to that, she served as Executive Vice President of People Operations for ServiceTitan, Inc. from January 2017 to May 2019. From August 2006 to February 2016, Ms. Panchal held various leadership positions at Google, Inc., most recently serving as Director of Global Trust and Safety Operations. Ms. Panchal holds a B.S. in Business Administration and Management from the University of Southern California.

Kathy Tsitovich has served as our Chief Partnership Officer since August 2020. From September 1999 to August 2020, Ms. Tsitovich held various roles at Intuit, most recently serving as Vice President, Consumer Group from March 2020 to August 2020. Prior to that, she held multiple leadership roles including Vice President, Business Development & Partnerships, Director of the New Business Development and Director of the Small Business Group. Ms. Tsitovich holds a B.S. in Business Administration and Finance from the University of Missouri.

Non-Employee Directors

Jeffrey Stibel has served as a member of our board of directors since October 2014 and Chairman since October 2018. Mr. Stibel has been a partner of Bryant Stibel & Company, an investment and strategic advisory platform since January 2013. Mr. Stibel also serves as a member of the board of directors of a number of privately held companies and non-profit entities. He is also a USA Today columnist and author of The New York Times bestseller Breakpoint (Macmillan: 2013) and Wired for Thought (Harvard Business Press: 2009). Mr. Stibel served as the President, Chief Executive Officer and Chairman of the Dun & Bradstreet Credibility Corporation from July 2010 to July 2015, and as Vice Chairman of Dun & Bradstreet Corporation (NYSE) from July 2015 to March 2018. Prior to that, Mr. Stibel was President and Chief Executive Officer of

Web.com, Inc. (Nasdaq). From December 2006 to January 2019, Mr. Stibel served as a member of the board of directors of AutoWeb, Inc. (Nasdaq). He holds a B.S. in psychology, philosophy, and cognitive science from Tufts University and an M.Sc. in cognitive science from Brown University, where he was the recipient of a Brain and Behavior Fellowship while studying for a Ph.D. Mr. Stibel also received an honorary doctorate of business from Pepperdine University. We believe that Mr. Stibel’s experience as an executive officer of various online technology companies combined with his experience serving on the boards of directors of multiple public companies qualifies him to serve on our board of directors.

Dipanjan (DJ) Deb has served as a member of our board of directors from August 2018 through September 2019, and from February 2020 to date. Mr. Deb is a co-founder and Chief Executive Officer of Francisco Partners Management, L.P., or Francisco Partners, and has served at Francisco Partners since September 2005. Mr. Deb has also served as a Partner of Francisco Partners since its founding in August 1999. Prior to founding Francisco Partners, Mr. Deb was a principal at TPG Capital, a private equity firm, a Director of Semiconductor Banking at Robertson, Stephens & Company and a management consultant at McKinsey & Company. Mr. Deb serves on the board of directors of GoodRx Holdings, Inc. which is a public company and has served on the board of directors of other public companies including most recently Ichor Systems, Inc. from February 2012 to May 2018, and currently also serves on the board of directors of several private companies. Mr. Deb holds a B.S. in Electrical Engineering and Computer Science from the University of California, Berkeley and an M.B.A. from the Stanford Graduate School of Business. We believe that Mr. Deb’s private equity expertise combined with his experience serving on the boards of directors of both publicly and privately held companies qualifies him to serve on our board of directors.

Khai Ha has served as a member of our board of directors since July 2018. Mr. Ha is a managing partner and investment committee member of GPI Capital L.P., co-founding the firm in May 2016. Before joining GPI Capital L.P., he was a managing director at BTG Pactual Global Partnership Investing, the predecessor fund. Prior to that, Mr. Ha served as a portfolio manager at Ontario Teachers’ Pension Plan and worked at investment firms Moore Capital Management LP and Epic Capital Management Inc. He started his career in mergers and acquisitions and investment banking at Merrill Lynch, Pierce, Fenner & Smith Incorporated and BMO Nesbitt Burns Inc. Mr. Ha has also served on the board of directors of a number of privately held companies. Mr. Ha holds a B.Comm. in Finance and Economics from the University of Toronto and is a chartered financial analyst. We believe that Mr. Ha’s financial and investment management expertise qualifies him to serve on our board of directors.

John Murphy has served as a member of our board of directors since June 2021. Mr. Murphy has served as the Executive Vice President and Chief Financial Officer of Adobe Systems, Inc., since April 2018, and served as Adobe’s Senior Vice President, Chief Accounting Officer and Corporate Controller from March 2017 until April 2018. Prior to joining Adobe, Mr. Murphy served as Senior Vice President, Chief Accounting Officer and Corporate Controller of Qualcomm Incorporated from September 2014 to March 2017. He previously served as Senior Vice President, Controller and Chief Accounting Officer of DIRECTV Inc. from November 2007 to August 2014, and Vice President and General Auditor of DIRECTV from October 2004 to November 2007. Prior to joining DIRECTV he worked at several global companies, including Experian, Nestle, and Atlantic Richfield (ARCO), in a variety of finance and accounting roles. He served as Director of DirecTV Holdings LLC from November 2007 until August 2014. Mr. Murphy serves on the Corporate Advisory Board of the Marshall School of Business at the University of Southern California. He holds an M.B.A. from the Marshall School of Business at the University of Southern California, and a B.S. in Accounting from Fordham University. We believe that Mr. Murphy’s extensive experience in finance and accounting, as well as his background in the technology sector, qualifies him to serve on our board of directors.

Dipan Patel has served as a member of our board of directors since April 2014. Mr. Patel serves as a partner at Permira, a leading global private equity firm, and has been with the firm since October 2009. He is Head of Global Consumer and serves on the Investment Committee and Executive Committee. Prior to that, Mr. Patel worked for The Gores Group LLC and Lehman Brothers Holdings Inc. Mr. Patel also serves on the board of directors of The Knot Worldwide, Boats Group, Axiom and Catawiki. Mr. Patel holds a B.A. in economics from the University of Cambridge. We believe that Mr. Patel’s experience with and knowledge of technology and media companies and his private equity background qualifies him to serve on our board of directors.

Brian Ruder has served as a member of our board of directors since April 2014. Mr. Ruder has served as a partner at Permira since November 2008 and co-heads Permira’s Technology investing sector, sits on the firm’s Executive Committee, and is co-chair of the Permira Investment Committee. Prior to Permira, Mr. Ruder was a partner at Francisco Partners and previously worked at Hellman & Friedman and Morgan Stanley. Mr. Ruder holds a B.A. in philosophy with mathematics from Harvard College and an M.B.A. from Harvard Business School. We believe that Mr. Ruder’s financial and investment expertise along with his knowledge of the technology industry qualifies him to serve on our board of directors.

Christine Wang has served as a member of our board of directors since September 2019. Ms. Wang serves as a principal at Francisco Partners and has been with Francisco Partners since August 2015. Prior to joining Francisco Partners, Ms. Wang was an associate at Advent International where she evaluated investments in the business services, financial services, and technology sectors. Earlier in her career, she was an investment banker in the Financial Institutions Group at J.P. Morgan. Ms. Wang also serves on the board of directors of a number of privately held technology companies. Ms. Wang holds a B.A. in economics and East Asian languages and cultures from Columbia University and an M.B.A. from the Stanford Graduate School of Business. We believe that Ms. Wang’s private equity expertise combined with her experience serving on the boards of directors of privately held companies qualifies her to serve on our board of directors.

David Yuan has served as a member of our board of directors since October 2018. Mr. Yuan is a Senior Advisor at Technology Crossover Ventures, or TCV, which he joined in 2005. Mr. Yuan serves on the Board of Directors, or as a Board observer, of multiple other companies within the technology and the financial technology space, including Avetta, Klook, SiteMinder, Toast and Wealthsimple. Prior to joining TCV, Mr. Yuan served as a private equity investor at JPMorgan Partners from 2000 through 2003, director of Business Development at 1stUp.com (acquired by CMGi) from 1999 through 2000, and as a management consultant with Bain and Company from 1997 through 1999. Mr. Yuan holds a A.B. in economics from Harvard College and an M.B.A. from the Stanford Graduate School of Business. We believe that Mr. Yuan is qualified to serve on our board of directors based on his broad professional experience within the technology and FinTech industries and services as a director or board observer to other technology companies.

Family Relationships

There are no family relationships among our directors and executive officers.

Board Composition

Our board of directors currently consists of nine members with no vacancies. All of our directors currently serve on the board of directors pursuant to the provisions of a voting agreement between us and several of our stockholders. The voting agreement will terminate upon the completion of this offering. In accordance with our amended and restated certificate of incorporation, which will be effective immediately after the completion of this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	The Class I directors will be Khai Ha, Dipan Patel and Christine Wang, and their terms will expire at the annual meeting of stockholders to be held in 2022;

•	The Class II directors will be Dipanjan Deb, Brian Ruder and David Yuan, and their terms will expire at the annual meeting of stockholders to be held in 2023; and

•	The Class III directors will be John Murphy, Jeff Stibel and Dan Wernikoff, and their terms will expire at the annual meeting of stockholders to be held in 2024.

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

In June 2021, we entered into a director nomination agreement (the “Director Nomination Agreement”) with each of (i) LucasZoom, LLC (collectively with its affiliated investment entities, “Permira”) and (ii) FPLZ I, L.P. and FPLZ II, L.P. (together with FPLZ I, L.P. and their affiliated investment entities, “FP”, and together with Permira, the “Lead Sponsors”) to provide certain rights with respect to their ability to designate members of our board of directors (the “Sponsor Designees”).

Pursuant to the Director Nomination Agreement, we will have the obligation to support the nomination of, and to cause our board of directors to include in the slate of nominees recommended to our stockholders for election, a number of designees equal to at least: (i) two individuals for so long as each Lead Sponsor continuously from the time of the completion of this offering beneficially owns shares of common stock representing at least 50% of the shares of common stock owned by such Lead Sponsor immediately following the completion of this offering and (ii) one individual for so long as each Lead Sponsor continuously from the time of the completion of this offering beneficially owns shares of common stock representing at least 25% but less than 50% of the shares of common stock owned by such Lead Sponsor immediately following the completion of this offering.

The nomination of each Sponsor Designee shall be subject to the reasonable and good faith determination of a majority of our disinterested directors, after consultation with our outside legal counsel, that such Sponsor Designee is qualified to serve as a member of our board of directors under applicable laws, the rules of the Nasdaq Stock Market LLC, our amended and restated bylaws and any of our company policies. If a Sponsor Designee resigns from his or her seat on our board of directors or is removed or does not become a director for any reason, the vacancy will be filled by the election or appointment of another Sponsor Designee of the applicable Lead Sponsor as soon as reasonably practicable, subject to compliance with applicable laws, rules and regulations.

Director independence

Our board of directors has undertaken a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that all of our directors except Dan Wernikoff and Jeff Stibel, representing seven of our nine directors, do not have any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the U.S. Securities and Exchange Commission, or the SEC, and the listing requirements of The Nasdaq Stock Market LLC. Our board of directors has determined that Dan Wernikoff, by virtue of his position as our Chief Executive Officer, as well as Jeff Stibel, by virtue of his relationship with Bryant Stibel Growth, LLC and its former consulting relationship with us, are not independent under applicable rules and regulations of the SEC and The Nasdaq Stock Market LLC. In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares by each non-employee director.

Lead Independent Director

Our board of directors is currently chaired by Jeffrey Stibel. Our corporate governance guidelines provide that, if the chairperson of the board is a member of management or does not otherwise qualify as independent, the independent directors of the board may or may not elect a lead independent director. The lead independent director’s responsibilities include, but are not limited to: presiding over all meetings of the board of directors at which the chairperson is not present, including any executive sessions of the independent directors; acting as the liaison between the independent directors and the chief executive officer and chairperson of the board of directors; and such additional duties as our board of directors may otherwise delegate. Our corporate governance guidelines further provide the flexibility for our board of directors to modify our leadership structure in the future, as it deems appropriate.

Board Committees

Our board of directors established a compensation committee, an audit committee and a nominating and corporate governance committee. Our board of directors may establish other committees to facilitate the management of our business. The composition and functions of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Each committee has adopted a written charter that satisfies the applicable rules and regulations of the SEC and The Nasdaq Stock Market LLC, which we will post on our corporate website upon completion of this offering.

Audit committee

Our audit committee consists of John Murphy, David Yuan and Christine Wang. Our board of directors has determined that each of Mr. Murphy, Mr. Yuan and Ms. Wang satisfies the independence requirements under The Nasdaq Stock Market LLC listing standards and Rule 10A-3(b)(1) of the Exchange Act. The chair of our audit committee is Mr. Murphy, who our board of directors has determined is an “audit committee financial expert” within the meaning of SEC regulations. Each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, our board of directors has examined each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector. The principal duties and responsibilities of our audit committee include, among other things:

•	selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	helping to ensure the independence and performance of the independent registered public accounting firm;

•	helping to maintain and foster an open avenue of communication between management and the independent registered public accounting firm;

•

discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent registered public accounting firm, our interim and year-end operating results;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviewing our policies on risk assessment and risk management;

•	reviewing related party transactions;

•

obtaining and reviewing a report by the independent registered public accounting firm at least annually, that describes its internal quality-control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law; and

•	approving (or, as permitted, pre-approving) all audit and all permissible non-audit services to be performed by the independent registered public accounting firm.

Our audit committee operates under a written charter that satisfies the applicable listing standards of The Nasdaq Stock Market LLC.

Compensation committee

Our compensation committee consists of Dipanjan Deb, Dipan Patel, and David Yuan. The chair of our compensation committee is Mr. Deb. Our board of directors has determined that each of Mr. Deb, Mr. Patel and Mr. Yuan is independent under The Nasdaq Stock Market LLC listing standards and a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.

The principal duties and responsibilities of our compensation committee is include, among other things:

•	approving the retention of compensation consultants and outside service providers and advisors;

•

reviewing and approving, or recommending that our board of directors approve, the compensation, individual and corporate performance goals and objectives and other terms of employment of our executive officers, including evaluating the performance of our chief executive officer and, with his assistance, that of our other executive officers;

•	reviewing and recommending to our board of directors the compensation of our directors;

•	administering our equity and non-equity incentive plans;

•	reviewing our practices and policies of employee compensation as they relate to risk management and risk-taking incentives;

•	reviewing and evaluating succession plans for the executive officers;

•	reviewing and approving, or recommending that our board of directors approve, incentive compensation and equity plans; and

•	reviewing and establishing general policies relating to compensation and benefits of our employees and reviewing our overall compensation philosophy.

Our compensation committee operates under a written charter that satisfies the applicable listing standards of The Nasdaq Stock Market LLC.

Nominating and corporate governance committee

Our nominating and corporate governance committee consists of Khai Ha, John Murphy, Brian Ruder, and Christine Wang. The chair of our nominating and corporate governance committee will be Mr. Ruder. Our board of directors has determined that each of Mr. Ha, Mr. Murphy, Mr. Ruder and Ms. Wang is independent under The Nasdaq Stock Market LLC listing standards.

The nominating and corporate governance committee’s responsibilities include, among other things:

•	identifying, evaluating, and selecting, or recommending that our board of directors approve, nominees for election to our board of directors and its committees;

•	approving the retention of director search firms;

•	evaluating the performance of our board of directors and of individual directors;

•	considering and making recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	evaluating the adequacy of our corporate governance practices and reporting; and

•	overseeing an annual evaluation of the board’s performance.

Our nominating and corporate governance committee operates under a written charter that satisfies the applicable listing standards of The Nasdaq Stock Market LLC.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee is currently, or has been at any time, one of our executive officers or employees. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or on our compensation committee.

Code of Business Conduct and Ethics

In connection with this offering, we have adopted a Code of Conduct that applies to all our employees, officers and directors. This includes our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. The full text of our Code of Conduct will be posted on our corporate website upon completion of this offering. We intend to disclose on our website any future amendments of our Code of Conduct or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions or our directors from provisions in the Code of Conduct. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

Limitations of Liability and Indemnification Matters

Our amended and restated certificate of incorporation, which will become effective immediately after the completion of this offering, and our amended and restated bylaws, which will become effective immediately prior to completion of this offering, limits our directors’ liability, and may indemnify our directors and officers to the fullest extent permitted under Delaware General Corporation Law, or the DGCL. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

•	transaction from which the director derives an improper personal benefit;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	breach of a director’s duty of loyalty to the corporation or its stockholders.

Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation that will be in effect immediately after the completion of this offering will authorize us to indemnify our directors, officers, employees and other agents to the fullest extent permitted by the DGCL. Our amended and restated bylaws that will be in effect immediately prior to the completion of this offering will provide that we are required to indemnify our directors and officers to the fullest extent permitted by the DGCL and may indemnify our other employees and agents. Our amended and restated bylaws that will be in effect immediately prior to the completion of this offering will also provide that, on satisfaction of certain conditions, we will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of the DGCL. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe these provisions in our amended and restated certificate of incorporation and amended and restated bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, executive officers or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE AND DIRECTOR COMPENSATION

Our named executive officers for 2020, which consist of our principal executive officer and the two other most highly compensated executive officers, are:

•	Dan Wernikoff, Chief Executive Officer and Director;

•	Shrisha Radhakrishna, Chief Technology Officer; and

•	Noel Watson, Chief Financial Officer and Treasurer.

The following tables and narrative address and explain the compensation provided to our named executive officers in 2020.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)		Stock Awards ($)(2)	Option Awards ($)(3)	Total ($)
Dan Wernikoff	2020	800,000	250,000	(4)	—	3,401,916	4,451,916
Chief Executive Officer and Director

Shrisha Radhakrishna(5)	2020	136,923	93,000	(4)	4,000,000	—	4,222,923
Chief Technology Officer

Noel Watson(6)	2020	57,115	300,000	(7)	5,000,000	—	5,357,115
Chief Financial Officer

(1)	Salary amounts represent actual amounts earned during 2020. See the section titled “—Narrative to the Summary Compensation Table—Annual base salary” below.
(2)

Amounts reported represent the aggregate grant-date fair value of awards granted to our named executive officers during 2020 under our 2016 Plan, computed in accordance with FASB ASC Topic 718 Compensation—Stock Compensation, or ASC 718, without consideration to the probability of achieving the performance condition. The assumptions used in calculating the grant-date fair value of the stock-based awards reported in this column are set forth in the notes to our consolidated financial statements included elsewhere in this prospectus. This amount does not reflect the actual economic value that may be realized by the named executive officer. The RSU awards are eligible to vest as described in the table below titled “2020 Outstanding Equity Awards at Year-End.”

(3)

For Mr. Wernikoff, the amount reported represents the incremental fair value attributable to the repricing of stock options during 2020, computed as of the repricing date in accordance with ASC 718. For Mr. Radhakrishna and Mr. Watson, the amounts reported represent the aggregate grant-date fair value of the stock options granted to them during 2020 under our 2016 Plan, computed in accordance with ASC 718. Such stock options are subject to performance conditions and their grant-date fair value is based on the probable outcome of the performance conditions. The maximum grant-date fair value of the performance-based stock options granted to Mr. Radhakrishna and Mr. Watson during 2020 was $1.4 million and $1.3 million, respectively, which assumes the achievement of the highest level of the performance conditions. The assumptions used in calculating the grant-date fair value of the stock options reported in this column are set forth in the notes to our consolidated financial statements included elsewhere in this prospectus. This amount does not reflect the actual economic value that may be realized by the named executive officer.

(4)	Bonus amounts represent actual amounts earned during 2020, but paid in 2021. See the section titled “—Narrative to the Summary Compensation Table—Annual discretionary bonus plan” below.
(5)	Mr. Radhakrishna commenced his employment in August 2020.
(6)	Mr. Watson commenced his employment in November 2020.
(7)	Mr. Watson received a $300,000 signing bonus in 2020 in connection with the commencement of his employment.

Narrative to the Summary Compensation Table

Our board of directors reviews compensation annually for our named executive officers. In setting executive base salaries and bonuses and granting equity incentive awards, we consider compensation for comparable positions in the market, the historical compensation levels of our executives, individual performance as compared to our expectations and objectives, our desire to motivate our employees to achieve short- and long-term results that are in the best interests of our stockholders, and a long-term commitment to our company.

Our board of directors has historically determined our executive officers’ compensation and has typically reviewed and discussed management’s proposed compensation with our chief executive officer for all executives other than our chief executive officer. Based on those discussions and its discretion, our full board of directors then reviews the compensation of each executive officer. Upon the completion of this offering, the compensation committee will determine our executive officers’ compensation and follow this process, but the compensation committee itself, rather than our board of directors, will approve the compensation of each executive officer.

Annual base salary

Base salaries for our executive officers are initially established through arm’s-length negotiations at the time of the executive officer’s hiring, taking into account such executive officer’s qualifications, experience, the scope of his or her responsibilities and competitive market compensation paid by other companies for similar positions within the industry and geography. Base salaries are reviewed annually, typically in connection with our annual performance review process, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. In making decisions regarding salary increases, we may also draw upon the experience of members of our board of directors with executives at other companies. The 2020 base salary for each of our named executive officers is as follows:

Name	Base Salary
Dan Wernikoff	$800,000
Shrisha Radhakrishna	$400,000
Noel Watson	$450,000

Annual discretionary bonus plan

From time to time, our board of directors or compensation committee may approve discretionary annual bonuses for our named executive officers based on individual performance, company performance or as otherwise determined appropriate. Our board of directors awarded discretionary annual cash bonuses to Mr. Wernikoff and Mr. Radhakrishna in 2020, based on the achievement of performance objectives determined by our board of directors. Mr. Radhakrishna’s bonus was prorated based on his months of service in 2020. Mr. Watson was not eligible to receive a discretionary annual bonus in 2020.

Equity-based incentive awards

Our equity-based incentive awards are designed to align our interests and those of our stockholders with those of our employees, directors and consultants, including our named executive officers. At December 31, 2020, stock option awards and RSU awards were the only forms of equity awards we granted to our named executive officers.

We have historically used stock options as an incentive for long-term compensation to our named executive officers because they are able to profit from stock options only if our stock price increases relative to the stock option’s exercise price, which exercise price is set at the fair market value of our common stock on the date of grant. However, more recently, we have used a combination of RSU awards and performance-based options to diversify the equity compensation we use to incentivize and deliver value to our named executive officers. We may grant equity awards at such times as our board of directors determines appropriate.

Prior to this offering, all of the equity awards we have granted were made pursuant to our 2016 Stock Incentive Plan, or 2016 Plan. Equity awards are currently outstanding under only our 2016 Plan. Following this offering, we will grant equity incentive awards under the terms of our 2021 Equity Incentive Plan, or 2021 Plan. The terms of our 2021 Plan and our equity plans governing outstanding equity awards are described below under “—Equity Incentive Plans.”

All options are granted with an exercise price per share that is no less than the fair market value of our common stock on the date of grant of such award. In September 2020, our board of directors approved a stock option repricing in which the strike price of certain stock options was modified to the strike price equal to the then-current per-share fair market value. Mr. Wernikoff participated in the repricing. Our stock option awards and RSU awards generally vest over a four-year period, and may be subject to acceleration of vesting and exercisability under certain termination and change in control events. We also have granted RSU awards and stock options that vest in accordance with performance conditions. See the section titled “—2020 Outstanding Equity Awards at Year-End” below for additional information.

Employee benefits and perquisites

We have generally not offered special benefits to our named executive officers. Further details on these benefits are described in footnotes to the “—Summary Compensation Table.” We also provide 401(k) matching contributions as discussed in the “—Health and Welfare and Retirement Benefits—401(k) Plan” section below. Our named executive officers are eligible to participate in the 401(k) plan on the same basis as our other employees, but none of our named executive officers had matching contributions in 2020.

2020 Outstanding Equity Awards at Year-End

The following table provides information regarding the outstanding equity awards held by our named executive officers as of December 31, 2020. All awards were granted pursuant to the 2016 Plan. See the section titled “—Equity Incentive Plans—2016 Stock Incentive Plan” below for additional information.

	Option Awards							Stock Awards
Name	Grant Date		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)(2)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(6)
Dan Wernikoff	9/19/2019	(1)	906,984	2,720,95	2(3)	9.82	9/19/2029	—		—
	9/19/2019	(1)	—	3,627,93	6(4)	9.82	9/19/2029	—		—
Shrisha Radhakrishna	9/23/2020		—	763,74	7(4)	9.82	9/23/2030	—		—
	—		—	—		—	—	407,332	(5)	4,684,318
Noel Watson	11/18/2020		—	763,74	7(4)	9.82	11/18/2030	—		—
	—		—	—		—	—	509,165	(5)	5,855,398

(1)	On September 23, 2020, this option award was repriced and the strike price was modified to the strike price consummate with the then-current per-share fair market value.
(2)

All of the option awards were granted with a per share exercise price equal to the fair market value of one share of our common stock on the date of grant, or date of modification, as determined in good faith by our board of directors or compensation committee.

(3)

25% of the total shares of common stock underlying this option vested on October 1, 2020, and then the remaining 75% will vest in equal quarterly installments over the three years following October 1, 2020, subject to continued service through each applicable vesting date. Immediately prior to, but contingent on, a “change in control”, the option will vest with respect to 50% of the then unvested shares subject to the option. In addition, if we terminate Mr. Wernikoff’s employment without “cause” or Mr. Wernikoff resigns for “good reason,” then, if Mr. Wernikoff timely executes and does not revoke a general release of claims against us and our affiliates, Mr. Wernikoff will receive 12 months accelerated vesting of the option, except, if the termination occurs within 24 months following a “change in control,” then the option will vest in full. Pursuant to his amended and restated employment agreement, immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, this option will be amended so that the vesting acceleration upon a change in control described in the second sentence of this paragraph will no longer apply. The option will be subject to the applicable vesting acceleration provisions described below under “ —Potential Payments and Benefits Upon Termination or Change in Control.”

(4)

Subject to optionee’s continuous service as of the vesting date, the total shares of common stock underlying these options vest immediately prior to, but conditioned on the closing of, a “liquidity event” (which, in the case of Mr. Radhakrishna and Mr. Watson, includes the completion of this offering) on an interpolated linear basis starting at 0% and ending at 100% of the options vesting, depending on the per share common stock valuation at the time of the “liquidity event.” For retention purposes, and pursuant to each named executive officer’s amended and restated employment agreement, immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, the vesting schedule of these options will be amended so that these options do not vest immediately upon a liquidity event but is instead subject to a time-based vesting schedule, such that 1/48th of the total shares of common stock underlying this option will vest each month following the vesting commencement date, subject to continued service through each applicable vesting date. The vesting commencement date for the option will be October 1, 2019 for Mr. Wernikoff, August 15, 2020 for Mr. Radhakrishna and November 15, 2020 for Mr. Watson. The option will be subject to the applicable vesting acceleration provisions described below under “ —Potential Payments and Benefits Upon Termination or Change in Control.”
(5)

The restricted stock units will vest only if both a service-based condition and a liquidity event condition are satisfied prior to the expiration date. The service-based condition will be satisfied as follows: 25% of the award meeting the service-based requirement on the first anniversary of the vesting commencement date, and the remainder of the award meeting the service-based requirement in 12 equal quarterly installments thereafter, subject to continuous service as of the vesting date. In the event that the named executive officer’s employment is terminated without “cause” or the named executive officer resigns for “good reason,” then 100% of the restricted stock units will be deemed to have met the service-based requirement. In the case of Mr. Watson only, in the event of a “liquidity event,” 25% of the restricted stock units will vest. The liquidity event requirement will be satisfied as of the occurrence of a liquidity event. Pursuant to Messrs. Radhakrishna’s and Watson’s amended and restated employment agreements, immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, the restricted stock units will be amended such that the full acceleration of the service-based condition upon a qualifying termination described above would occur only if the qualifying termination occurs on, or within 24 months following, a “change in control” and the named executive officer timely executes and does not revoke a release of claims in our favor. In addition, the restricted stock units will also be amended so that upon a qualifying termination described above prior to a change in control, the full acceleration of the service based condition will not apply, and instead the service-based condition will be accelerated only as to a number of restricted stock units that would have otherwise vested had the named executive officer remained employed through the first anniversary of such termination. The restricted stock units will also be subject to certain other vesting acceleration benefits described below under “ —Potential Payments and Benefits Upon Termination or Change in Control.”

(6)	This amount reflects the fair market value of our common stock of $11.50 per share as of December 31, 2020 as determined by our compensation committee.

IPO Grants

In June 2021, we granted certain of our executives, including each of our named executive officers, restricted stock units under our 2016 Plan that were contingent on the effectiveness of this registration statement. The restricted stock units will have a grant date fair value of approximately $10.9 million ($3.25 million, $1.255 million and $1.245 million in the case of Messrs. Wernikoff, Radhakrishna and Watson, respectively) and the number of shares of our common stock underlying the restricted stock units were based on our initial public offering price, or the IPO RSU Grants. In addition, we also granted certain of our executives, including each of our named executive officers, options to purchase a number of shares of common stock, or IPO Options, under our 2016 Plan that were contingent on the effectiveness of this registration statement, in each case with a per share exercise price equal to the initial public offering price and for a number of shares equal to 2.5 times the number of shares subject to the applicable IPO RSU Grant, together with the IPO RSU Grants, the IPO Grants. The number of shares and exercise price of the IPO Options is based on the initial public offering price and grant date for the IPO Options is the date of effectiveness of this registration statement. The IPO Grants each vest over a four-year period, with 25% of the shares underlying the applicable IPO Grant vesting on the one-year anniversary of the “vesting commencement date” (as defined in each named executive officer’s amended and restated employment agreement), and the remainder of the applicable IPO Grant vesting in 12 equal quarterly installments thereafter, in each case subject to the executive’s continued service with us through each vesting date.

Executive Employment Agreements

Below are descriptions of the material terms of our employment agreements with each of our named executive officers. Each of our named executive officers has executed our standard form of confidential information and employee invention assignment agreement.

Agreement with Dan Wernikoff

We entered into an amended and restated employment agreement with Dan Wernikoff, our Chief Executive Officer, effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. The agreement has no specific term and provides that Mr. Wernikoff is an at-will employee.

Pursuant to the terms of the agreement, Mr. Wernikoff (a) is entitled to an annual base salary of $500,000, (b) is eligible for a target annual performance bonus equal to 75% of his annual base salary, based on the achievement of performance objectives determined by our board of directors, (c) is eligible to receive the applicable IPO Grants described above under “—IPO Grants,” and (d) is eligible for severance benefits, as described below under “—Potential Payments and Benefits Upon Termination or Change in Control.”

In addition, the agreement provides for certain amendments to Mr. Wernikoff’s time-based option and performance option, as described in more detail below under “2020 Outstanding Equity Awards at Year-End.”

Agreement with Shrisha Radhakrishna

We entered into an amended and restated employment agreement with Shrisha Radhakrishna, our Chief Technology Officer, effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. The agreement has no specific term and provides that Mr. Radhakrishna is an at-will employee. Pursuant to the terms of the agreement, Mr. Radhakrishna (a) is entitled to an annual base salary of $400,000, (b) is eligible for a target annual performance bonus equal to 50% of his annual base salary, based on the achievement of performance objectives determined by our board of directors (or its compensation committee), (c) is eligible to receive the applicable IPO Grants described above under “—IPO Grants,” and (d) is eligible for severance benefits, as described below under “—Potential Payments and Benefits Upon Termination or Change in Control.”

In addition, the agreement provides for certain amendments to Mr. Radhakrishna’s performance option and restricted stock units, as described in more detail below under “2020 Outstanding Equity Awards at Year-End.”

Agreement with Noel Watson

We entered into an amended and restated employment agreement with Noel Watson, our Chief Financial Officer, effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. The agreement has no specific term and provides that Mr. Watson is an at-will employee. Pursuant to the terms of the agreement, Mr. Watson (a) is entitled to an annual base salary of $450,000, (b) is eligible for a target annual performance bonus equal to 50% of his annual base salary, based on the achievement of performance objectives determined by our board of directors (or its compensation committee), (c) is eligible to receive the applicable IPO Grants described above under “—IPO Grants,” and (d) is eligible for severance benefits, as described below under “—Potential Payments and Benefits Upon Termination or Change in Control.”

Mr. Watson previously received a one-time signing bonus of $300,000, which is subject to prorated repayment if we terminate Mr. Watson’s employment for “cause” or Mr. Watson resigns without “good reason” (each term as defined in his amended and restated employment agreement), in each case on or prior to the one-year anniversary of his employment start date.

In addition, the agreement provides for certain amendments to Mr. Watson’s performance option and liquidity event restricted stock units, as described in more detail below under “2020 Outstanding Equity Awards at Year-End.”

Potential Payments and Benefits Upon Termination or Change in Control

Regardless of the manner in which a named executive officer’s employment with us terminates, the named executive officer is entitled to receive amounts earned during his or her term of service, including salary or other cash compensation and accrued unused vacation pay, if applicable. Our named executive officers are also eligible for the following severance benefits subject to their timely execution and non-revocation of a release of claims in our favor.

Severance Benefits Outside of the Change in Control Period

Pursuant to the terms of the amended and restated employment agreements we entered into with our named executive officers, if a named executive officer’s employment is terminated by us without “cause” (excluding by reason of death or disability) or by him for “good reason”, in either case outside of the 24-month period following a “change in control” (each term as defined in the named executive officer’s amended and restated employment agreement), or the Change in Control Period, then the named executive officer will be eligible to receive the following severance benefits: (i) continued cash payments of his then-current annual base salary for 12 months; (ii) reimbursement of the cost (to the same extent the Company was paying as of immediately before the termination date) for group health benefits continuation coverage under COBRA for up to 12 months; (iii) immediate vesting acceleration of the named executive officer’s options that were granted to him before the effectiveness of his amended and restated employment agreement, or the Pre-Existing Option Grants, to the extent outstanding and unvested as of the named executive officer’s employment termination date, in each case as to the number of shares subject to such award that otherwise would have vested had the named executive officer remained employed by us through the 12-month anniversary of his employment termination date; and (iv) extension of the post-termination exercise period of the named executive officer’s Pre-Existing Option Grants and IPO Option Grant, to the extent outstanding and vested as of the named executive officer’s employment termination date (after giving effect to the vesting acceleration described in (iii) above and any other applicable vesting acceleration), such that each option will remain outstanding and exercisable until the earlier of (a) the expiration of the original term of such option, (b) the one-year anniversary of (or, for the IPO Option Grant, 90 days following) his employment termination date, and (c) immediately prior to the effective time of a change in control if such option is not assumed, continued or substituted by the surviving or acquiring entity (or its parent) in connection with such change in control.

In addition, pursuant to the terms of Mr. Wernikoff’s amended and restated employment agreement, if, following the end of the fiscal year in which Mr. Wernikoff’s termination of employment occurs, the Company determines in good faith that the applicable performance bonus objectives and milestones for that fiscal year have been achieved, Mr. Wernikoff will be eligible to receive a performance bonus in the amount so determined by the Company, which will be prorated based on Mr. Wernikoff’s employment termination date.

Severance Benefits Within the Change in Control Period

Pursuant to the terms of the amended and restated employment agreements we entered into with our named executive officers, if a named executive officer’s employment is terminated by us without cause (excluding by reason of death or disability) or by him for good reason, in either case within the Change in Control Period (as defined above), then the named executive officer will be eligible to receive the following severance benefits: (i) a lump sum cash payment equal to the sum of (a) 12 months (or 18 months in the case of Mr. Wernikoff) of his then-current annual base salary, plus (b) a cash payment equal to 100% (or 150% in the case of Mr. Wernikoff) of the amount of his then-current target annual performance bonus; (ii) reimbursement of the cost (to the same extent the Company was paying as of immediately before the termination date) for group health benefits continuation coverage under COBRA for up to 12 months (or 18 months in the case of Mr. Wernikoff); (iii) immediate vesting acceleration of 100% of the named executive officer’s Pre-Existing Option Grants, IPO Grants and, for Messrs. Radhakrishna and Watson, the restricted stock units that were granted to them before the effectiveness of their respective amended and restated employment agreements, or the Pre-Existing RSU Grants, to the extent outstanding and unvested as of the named executive officer’s employment termination date; and (iv) extension of the post-termination exercise period of the named executive officer’s Pre-Existing Option Grants and IPO Option Grant, to the extent outstanding and vested as of the named executive officer’s employment termination date (after giving effect to the vesting acceleration described in (iii) above and any other applicable vesting acceleration), such that each option will remain outstanding and exercisable until the earlier of (a) the expiration of the original term of such option, (b) the one-year anniversary of his employment termination date, and (c) immediately prior to the effective time of a change in control if such option is not assumed, continued or substituted by the surviving or acquiring entity (or its parent) in connection with such change in control.

Severance Benefits in the Event of Termination Due to Death or Disability

Pursuant to the terms of the amended and restated employment agreements we entered into with our named executive officers, if a named executive officer’s employment with us terminates due to death or “disability” (as defined in the named executive officer’s amended and restated employment agreement), then the named executive officer will be eligible to receive the following severance benefits: (i) immediate vesting acceleration of 100% of the named executive officer’s Pre-Existing Option Grants, IPO Grants and, for Messrs. Radhakrishna and Watson, Pre-Existing RSU Grants, to the extent outstanding and unvested immediately prior to the named executive officer’s termination of employment; and (ii) extension of the post-termination exercise period of the named executive officer’s Pre-Existing Option Grants and IPO Option Grant, to the extent outstanding and vested as of the named executive officer’s employment termination date (after giving effect to the vesting acceleration described in (iii) above and any other applicable vesting acceleration), such that each option will remain outstanding and exercisable until the earlier of (a) the expiration of the original term of such option, (b) the one-year anniversary of his employment termination date, and (c) immediately prior to the effective time of a change in control if such option is not assumed, continued or substituted by the surviving or acquiring entity (or its parent) in connection with such change in control.

Health and Welfare and Retirement Benefits

All of our current named executive officers are eligible to participate in our employee benefit plans, including our medical, dental and vision insurance plans, in each case on the same basis as all of our other employees. We generally do not provide perquisites or personal benefits to our named executive officers, except in limited circumstances.

401(k) plan

Our named executive officers are eligible to participate in a defined contribution retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees may elect to defer up to 80% of their eligible compensation into the plan on a pre-tax basis, up to annual limits prescribed by the Code, and we make an employer matching contribution to the plan in the amount equal to 100% of the first 4% of eligible compensation that eligible employees defer each year. In general, eligible compensation for purposes of the 401(k) retirement savings plan includes an employee’s wages, salaries, fees for professional services and other amounts received for personal services actually rendered in the course of employment with us to the extent the amounts are includible in gross income, and subject to certain adjustments and exclusions required under the Code.

Equity Incentive Plans

2021 Equity Incentive Plan

In June 2021, our board of directors adopted, and our stockholders approved, our 2021 Equity Incentive Plan, or 2021 Plan. Our 2021 Plan became effective on the date of the underwriting agreement related to this offering. Our 2021 Plan came into existence upon its adoption by our board of directors, but no grants were made under our 2021 Plan prior to its effectiveness. Once our 2021 Plan became effective, no further grants were made under our 2016 Plan.

Awards. Our 2021 Plan provides for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Code, to our employees and our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock awards, RSU awards, performance awards and other forms of awards to our employees, directors and consultants and any of our affiliates’ employees and consultants.

Authorized shares. Initially, the maximum number of shares of our common stock that may be issued under our 2021 Plan after it became effective will not exceed 18,946,871 shares of our common stock, which is the sum of (i) 15,921,156 new shares, plus (ii) an additional number of shares not to exceed 3,025,715 shares, consisting of (a) shares that remain available for the issuance of awards under our 2016 Plan as of immediately prior to the time our 2021 Plan becomes effective and (b) any shares of our common stock subject to outstanding stock options or other stock awards granted under our 2016 Plan that, on or after our 2021 Plan becomes effective, terminate or expire prior to exercise or settlement; are not issued because the award is settled in cash; are forfeited because of the failure to vest; or are reacquired or withheld (or not issued) to satisfy a tax withholding obligation or the purchase or exercise price. In addition, the number of shares of our common stock reserved for issuance under our 2021 Plan will automatically increase on January 1 of each year for a period of ten years, beginning on January 1, 2022 and continuing through January 1, 2031, in an amount equal to (1) 5.0% of the total number of shares of our common stock outstanding on December 31 of the immediately preceding year, or (2) a lesser number of shares determined by our board of directors no later than December 31 of the immediately preceding year. The maximum number of shares of our common stock that may be issued on the exercise of ISOs under our 2021 Plan is 56,840,613 shares.

Shares subject to stock awards granted under our 2021 Plan that expire or terminate without being exercised in full or that are paid out in cash rather than in shares will not reduce the number of shares available for issuance under our 2021 Plan. Shares withheld under a stock award to satisfy the exercise, strike or purchase price of a stock award or to satisfy a tax withholding obligation will not reduce the number of shares available for issuance under our 2021 Plan. If any shares of our common stock issued pursuant to a stock award are forfeited back to or repurchased or reacquired by us (i) because of a failure to meet a contingency or condition required for the vesting of such shares; (ii) to satisfy the exercise, strike or purchase price of a stock award; or (iii) to satisfy a tax withholding obligation in connection with a stock award, the shares that are forfeited or repurchased or reacquired will revert to and again become available for issuance under our 2021 Plan.

Plan administration. Our board of directors, or a duly authorized committee of our board of directors, administers our 2021 Plan. Our board of directors may delegate to one or more of our officers the authority to (i) designate employees (other than officers) to receive specified stock awards; and (ii) determine the number of shares subject to such stock awards. Under our 2021 Plan, our board of directors has the authority to determine stock award recipients, the types of stock awards to be granted, grant dates, the number of shares subject to each stock award, the fair market value of our common stock, and the provisions of each stock award, including the period of exercisability and the vesting schedule applicable to a stock award.

Under our 2021 Plan, our board of directors also generally has the authority to effect, with the consent of any materially adversely affected participant, (i) the reduction of the exercise, purchase, or strike price of any outstanding option or stock appreciation right; (ii) the cancellation of any outstanding option or stock appreciation right and the grant in substitution therefore of other awards, cash, or other consideration; or (iii) any other action that is treated as a repricing under generally accepted accounting principles.

Stock options. ISOs and NSOs are granted under stock option agreements adopted by the administrator. The administrator determines the exercise price for stock options, within the terms and conditions of our 2021 Plan, except the exercise price of a stock option generally will not be less than 100% of the fair market value of our common stock on the date of grant. Options granted under our 2021 Plan will vest at the rate specified in the stock option agreement as determined by the administrator.

The administrator determines the term of stock options granted under our 2021 Plan, up to a maximum of 10 years. Unless the terms of an optionholder’s stock option agreement, or other written agreement between us and the optionholder, provide otherwise, if an optionholder’s service relationship with us or any of our affiliates ceases for any reason other than disability, death, or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws. If an optionholder’s service relationship with us or any of our affiliates ceases due to death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 18 months following the date of death. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of 12 months following the cessation of service. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the administrator and may include: (i) cash, check, bank draft or money order; (ii) a broker-assisted cashless exercise; (iii) the tender of shares of our common stock previously owned by the optionholder; (iv) a net exercise of the option if it is an NSO; or (v) other legal consideration approved by the administrator.

Unless the administrator provides otherwise, options or stock appreciation rights generally are not transferable except by will or the laws of descent and distribution. Subject to approval of the administrator or a duly authorized officer, an option may be transferred pursuant to a domestic relations order, official marital settlement agreement, or other divorce or separation instrument.

Tax limitations on ISOs. The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an award holder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our parent or subsidiary corporations unless (i) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant; and (ii) the term of the ISO does not exceed five years from the date of grant.

Restricted stock unit awards. Restricted stock unit awards are granted under restricted stock unit award agreements adopted by the administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, or other written agreement between us and the recipient, restricted stock unit awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted stock awards. Restricted stock awards are granted under restricted stock award agreements adopted by the administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past or future services to us, or any other form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. The administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

Stock appreciation rights. Stock appreciation rights are granted under stock appreciation right agreements adopted by the administrator. The administrator determines the purchase price or strike price for a stock appreciation right, which generally will not be less than 100% of the fair market value of our common stock on the date of grant. A stock appreciation right granted under our 2021 Plan will vest at the rate specified in the stock appreciation right agreement as determined by the administrator. Stock appreciation rights may be settled in cash or shares of our common stock or in any other form of payment as determined by our board of directors and specified in the stock appreciation right agreement.

The administrator determines the term of stock appreciation rights granted under our 2021 Plan, up to a maximum of 10 years. If a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability, or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. This period may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate upon the termination date. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance awards. Our 2021 Plan permits the grant of performance awards that may be settled in stock, cash or other property. Performance awards may be structured so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. Performance awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, our common stock.

The performance goals may be based on any measure of performance selected by our board of directors. The performance goals may be based on company-wide performance or performance of one or more business units, divisions, affiliates, or business segments, and may be either absolute or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by our board of directors at the time the performance award is granted, our board will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (i) to exclude restructuring or other nonrecurring charges; (ii) to exclude exchange rate effects; (iii) to exclude the effects of changes to generally accepted accounting principles; (iv) to exclude the effects of any statutory adjustments to corporate tax rates; (v) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (vi) to exclude the dilutive effects of acquisitions or joint ventures; (vii) to assume that any business divested by us achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (viii) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (ix) to exclude the effects of stock based compensation and the award of bonuses under our bonus plans; (x) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; and (xi) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles.

Other stock awards. The administrator may grant other awards based in whole or in part by reference to our common stock. The administrator will set the number of shares under the stock award (or cash equivalent) and all other terms and conditions of such awards.

Non-employee director compensation limit. The aggregate value of all compensation granted or paid, following the completion of this offering, to any non-employee director with respect to any fiscal year, including awards granted and cash fees paid by us to such non-employee director, will not exceed $750,000 in total value, except such amount will increase to $1,500,000 for the non-executive chair of our board of directors, and for first fiscal year for newly appointed or elected non-employee directors.

Changes to capital structure. In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (i) the class and maximum number of shares reserved for issuance under our 2021 Plan, (ii) the class and maximum number of shares by which the share reserve may increase automatically each year, (iii) the class and maximum number of shares that may be issued on the exercise of ISOs, and (iv) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate transactions. In the event of a corporate transaction (as defined in the 2021 Plan), unless otherwise provided in a participant’s stock award agreement or other written agreement with us or one of our affiliates or unless otherwise expressly provided by the administrator at the time of grant, any stock awards outstanding under our 2021 Plan may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by us with respect to the stock award may be assigned to the successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then (i) with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the corporate transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full (or, in the case of performance awards with multiple vesting levels depending on the level of performance, vesting will accelerate at 100% of the target level) to a date prior to the effective time of the corporate transaction (contingent upon the effectiveness of the corporate transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the corporate transaction, and any reacquisition or repurchase rights held by us with respect to such stock awards will lapse (contingent upon the effectiveness of the corporate transaction); and (ii) any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the corporate transaction, except that any reacquisition or repurchase rights held by us with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the corporate transaction.

In the event a stock award will terminate if not exercised prior to the effective time of a corporate transaction, the administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (i) the value of the property the participant would have received upon the exercise of the stock award, over (ii) any per share exercise price payable by such holder, if applicable. In addition, any escrow, holdback, earn out or similar provisions in the definitive agreement for the corporate transaction may apply to such payment to the same extent and in the same manner as such provisions apply to the holders of our common stock.

Change in control. Stock awards granted under our 2021 Plan may be subject to acceleration of vesting and exercisability upon or after a change in control (as defined in the 2021 Plan) as may be provided in the applicable stock award agreement or in any other written agreement between us or any affiliate and the participant, but in the absence of such provision, no such acceleration will automatically occur.

Plan amendment or termination. Our board of directors has the authority to amend, suspend, or terminate our 2021 Plan at any time, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. No ISOs may be granted after the tenth anniversary of the date our board of directors adopted our 2021 Plan. No stock awards may be granted under our 2021 Plan while it is suspended or after it is terminated.

2021 Employee Stock Purchase Plan

In June 2021, our board of directors adopted, and our stockholders approved, our 2021 Employee Stock Purchase Plan, or ESPP. Our ESPP became effective immediately prior to and contingent upon the date of the underwriting agreement related to this offering. The purpose of our ESPP is to secure the services of new employees, to retain the services of existing employees, and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. Our ESPP includes two components. One component is designed to allow eligible U.S. employees to purchase our common stock in a manner that may qualify for favorable tax treatment under Section 423 of the Code. The other component permits the grant of purchase rights that do not qualify for such favorable tax treatment in order to allow deviations necessary to permit participation by eligible employees who are foreign nationals or employed outside of the U.S. while complying with applicable foreign laws.

Share reserve. Our ESPP authorizes the issuance of 3,552,538 shares of our common stock under purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our common stock reserved for issuance will automatically increase on January 1 of each year for a period of ten years, beginning on January 1, 2022 and continuing through January 1, 2031, by the lesser of (i) 1.5% of the total number of shares of our common stock outstanding on December 31 of the immediately preceding year; and (ii) 7,105,076 shares, except before the date of any such increase, our board of directors may determine that such increase will be less than the amount set forth in clauses (i) and (ii).

Administration. Our board of directors administers our ESPP and may delegate its authority to administer our ESPP to our compensation committee. Our ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of our common stock on specified dates during such offerings. Under our ESPP, our board of directors may specify offerings with durations of not more than 27 months and to specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. Our ESPP provides that an offering may be terminated under certain circumstances.

Payroll deductions. Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in our ESPP and contribute, normally through payroll deductions, up to 15% of their earnings (as defined in our ESPP) for the purchase of our common stock under our ESPP. Unless otherwise determined by our board of directors, common stock will be purchased for the accounts of employees participating in our ESPP at a price per share that is not less than the lesser of (i) 85% of the fair market value of a share of our common stock on the first day of an offering; or (ii) 85% of the fair market value of a share of our common stock on the date of purchase.

Limitations. Employees may have to satisfy one or more of the following service requirements before participating in our ESPP, as determined by our board of directors: (i) being customarily employed for more than 20 hours per week; (ii) being customarily employed for more than five months per calendar year; or (iii) continuous employment with us or one of our affiliates for a period of time (not to exceed two years). No employee may purchase shares under our ESPP at a rate in excess of $25,000 worth of our common stock (based on the fair market value per share of our common stock at the beginning of an offering) for each calendar year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under our ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value under Section 424(d) of the Code.

Changes to capital structure. Our ESPP provides that in the event there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or similar transaction, our board of directors will make appropriate adjustments to: (i) the class(es) and maximum number of shares reserved under our ESPP; (ii) the class(es) and maximum number of shares by which the share reserve may increase automatically each year; (iii) the class(es) and number of shares subject to, and purchase price applicable to, outstanding offerings and purchase rights; and (iv) the class(es) and number of shares that are subject to purchase limits under ongoing offerings.

Corporate transactions. Our ESPP provides that in the event of a corporate transaction (as defined in the ESPP), any then-outstanding rights to purchase our common stock under our ESPP may be assumed, continued, or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue, or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our common stock within 10 business days before such corporate transaction, and such purchase rights will terminate immediately after such purchase.

Plan amendment or termination. Our board of directors has the authority to amend or terminate our ESPP, except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to our ESPP as required by applicable law or listing requirements.

2016 Stock Incentive Plan

Our board of directors originally adopted the LegalZoom.com, Inc. 2007 Stock Option Plan, or 2007 Plan, on February 1, 2007 and such plan was approved by our stockholders in February 2007. On April 20, 2010, our board of directors amended and restated the 2007 Plan and renamed it the LegalZoom.com, Inc. 2010 Stock Incentive Plan, or 2010 Plan. On August 17, 2016, our board of directors amended and restated the 2010 Plan and renamed it the LegalZoom.com, Inc. 2016 Stock Incentive Plan, or 2016 Plan. Our 2016 Plan permits the grant of ISOs, NSOs, stock awards, RSUs, and stock appreciation rights. ISOs may be granted only to our employees and to any of our parent or subsidiary corporation’s employees. All other awards may be granted to employees, directors and consultants of ours and to any of our parent or subsidiary corporation’s employees or consultants. Our 2016 Plan terminated prior to the completion of this offering, and thereafter we will not grant any additional awards under our 2016 Plan. However, our 2016 Plan will continue to govern the terms and conditions of the outstanding awards previously granted thereunder.

Share reserve. At March 31, 2021, options to purchase 14,952,784 shares of our common stock with a weighted-average exercise price of $8.93 per share and RSUs covering 3,308,780 shares of our common stock were outstanding under our 2016 Plan, and 4,899,218 shares of our common stock remained available for future awards under our 2016 Plan.

Administration. Our board of directors or a committee delegated by our board of directors administers our 2016 Plan. Subject to the terms of our 2016 Plan, the administrator has the power to, among other things, determine who will be granted awards, to determine the terms and conditions of each award (including the number of shares subject to the award, the exercise price of the award, if any, and when the award will vest and, as applicable, become exercisable), to lower or reduce the exercise price of outstanding options, to accelerate the time(s) at which an award may vest or be exercised, and to construe and interpret the terms of our 2016 Plan and awards granted thereunder.

Option and restricted stock unit terms. Options and restricted stock units granted under our 2016 Plan are subject to terms and conditions generally similar to those described above with respect to options and restricted stock units that may be granted under our 2021 Plan, except vested options will generally remain exercisable following a participant ceasing to be a service provider other than for cause for 30 days (or 12 months in the case of death or disability) following such termination.

Capital structure changes. In the event of certain changes in our capital structure, such as a stock split or recapitalization, equitable and proportionate adjustments will be made to (i) the number and kind of shares with respect to which awards may be granted under our 2016 Plan, (ii) the number and kind of shares and price per share, if applicable, of all outstanding awards, and (iii) the number and kind of outstanding securities issued under our 2016 Plan. In addition, in the event of certain changes in our capital structure, the administrator will take certain other actions described in the 2016 Plan to the extent it determines such action is appropriate to prevent dilution or enlargement of the benefits or potential benefits intended by us to be made available under the 2016 Plan or with respect to any award granted under the 2016 Plan or to facilitate the applicable transaction or event.

Acquisition. Our 2016 Plan provides that in the event of an acquisition (as defined in the 2016 Plan), any surviving/acquiring corporation or entity (or affiliate thereof) may assume or substitute similar stock awards for awards outstanding under our 2016 Plan. If awards are not assumed or substituted then (i) awards held by participants in our 2016 Plan whose status as an employee, director, or consultant of ours has not terminated prior to such event will become fully vested and, as applicable, exercisable and all restrictions on such awards will lapse, and such awards will terminate if not exercised, as applicable, immediately prior to the closing of the acquisition, and (ii) any other awards outstanding under our 2016 Plan will terminate if not exercised immediately prior to the closing of the acquisition.

Plan amendment or termination. Our board of directors may amend, alter, suspend or terminate our 2016 Plan at any time, subject to stockholder approval where such approval is required by applicable law. No amendment to our 2016 Plan may impair the rights of any award holder unless mutually agreed otherwise between the award holder and us. As discussed above, we will terminate our 2016 Plan prior to the completion of this offering and no new awards will be granted thereunder following such termination.

Non-Employee Director Compensation

We have not historically had a formal compensation policy with respect to service on our board of directors. However, we paid fees to certain of our non-employee directors for their service on our board of directors during 2020, as set forth in the table below, and we have reimbursed our non-employee directors for direct expenses incurred in connection with attending meetings of our board of directors or its committees, and occasionally granted stock options.

2020 director compensation table

The following table sets forth information regarding the compensation earned for service on our board of directors by our non-employee directors during 2020. Mr. Wernikoff also served on our board of directors, but did not receive any additional compensation for his service as a director and therefore is not included in the table below. Mr. Murphy joined our board of directors in June 2021 and therefore is not included in the table below. The compensation for Mr. Wernikoff as an executive officer is set forth above under “—Summary Compensation Table.”

Name(1)	Fees Earned or Paid in Cash ($)	Total ($)
Jeffrey Stibel	75,000	75,000
Dipanjan “DJ” Deb	—	—
Khai Ha	—	—
Dipan Patel	—	—
Brian Ruder	—	—
Rob Singer(2)	75,000	75,000
Christine Wang	—	—
David Yuan	—	—

(1)	The following table provides information regarding the number of shares of common stock underlying stock options granted to our non-employee directors that were outstanding as of December 31, 2020.

Name	Option Awards Outstanding at Year-End (#)
Jeffrey Stibel	75,696	(a)
Dipanjan “DJ” Deb	—
Khai Ha	—
Dipan Patel	—
Brian Ruder	—
Rob Singer	116,000
Christine Wang	—
David Yuan	—

(a)	Includes an option to purchase 13,584 shares of common stock held by Bryant-Stibel Fund I, LLC.

(2)	Mr. Singer resigned from our board of directors on June 1, 2021.

Eligible Director Compensation Policy

In June 2021, our board of directors approved our Eligible Director Compensation Policy, or the Policy, which became effective as of the date of effectiveness of the registration statement of which this prospectus forms a part, or the Effective Date. The Policy provides each member of our board of directors who is not also serving as our employee or as an employee of any of our subsidiaries and is not associated with or nominated by a private equity fund, venture capital fund or other entity that owned shares of our capital stock prior to the Effective Date, or each Eligible Director, with fixed annual cash retainer fees as well as long-term equity compensation awards for their service on the board of directors. Additional fixed annual cash retainer fees are paid to Eligible Directors for committee membership and chairperson service.

The Eligible Director initially eligible to participate in the Policy is John Murphy.

Certain principal features of the compensation provided under the Policy are described in more detail below. The summary is qualified in its entirety by reference to the complete text of the Policy.

Annual Cash Compensation

The annual cash compensation amounts set forth below are payable to Eligible Directors in equal quarterly installments, payable in arrears on the last day of each fiscal quarter in which the service occurred. The first quarterly installment payable after the Effective Date to Eligible Directors in office as of the Effective Date will be pro-rated for the partial quarter measured from the Effective Date to the last day of the quarter. Further, if an Eligible Director joins the board of directors or a committee thereof at a time other than effective as of the first day of a fiscal quarter, his or her first quarterly installment will be pro-rated based on days served in the applicable quarter. All annual cash fees are vested upon payment.

•	Annual Board Service Retainer:

•	All Eligible Directors: $35,000

•	Non-executive Chair (if any): $85,000 (inclusive of Annual Board Service Retainer)

•	Lead Independent Director (if any): $51,500 (in lieu of above)

•	Annual Committee Member (non-Chair) Service Retainer:

•	Member of the Audit Committee: $10,000

•	Member of the Compensation Committee: $7,500

•	Member of the Nominating and Corporate Governance Committee: $4,000

•	Annual Committee Chair Service Retainer (inclusive of Committee Member Service Retainer):

•	Chair of the Audit Committee: $20,000

•	Chair of the Compensation Committee: $15,000

•	Chair of the Nominating and Corporate Governance Committee: $8,000

Prior to the start of each fiscal year beginning after the Effective date, an Eligible Director may elect to receive 100% of his or her annual cash compensation for the next fiscal year as RSUs under the 2021 Plan (or any successor equity plan) for that number of shares equal to (a) the projected annual cash compensation for such Eligible Director for the fiscal year based on board of director and committee membership as of the first day of such fiscal year divided by (b) the average closing price of our common stock, as reported on the Nasdaq Stock Exchange, over the 30 calendar day period ending five calendar days before the date of grant, or the Share Price. Any such RSU grant is referred to as the “Optional RSU Grant.”

Equity Compensation

Without any further action of the board of directors, each person who, after the Effective Date, is elected or appointed for the first time to be an Eligible Director will automatically, upon the date of his or her initial election or appointment, be granted an RSU for that number of shares of our common stock equal to $200,000 divided by the Share Price, rounded to the nearest whole share. Each such initial grant will vest in a series of equal annual installments on the first, second and third anniversary of the date of grant, provided in each case that the Eligible Director continues to be an Eligible Director on such vesting date.

Without any further action of the board of directors, at the close of business on the date of each annual meeting of our stockholders, each person who is then an Eligible Director will automatically be granted an RSU for that number of shares of common stock equal to $200,000 divided by the Share Price, rounded to the nearest whole share. Each such annual grant will vest in a single installment on the earlier to occur of (a) our next annual meeting of stockholders and (b) the first anniversary of the date of grant, provided that the Eligible Director continues to be an Eligible Director on such vesting date.

Without any further action of the board of directors, each person who, after the Effective Date, is elected or appointed for the first time to be an Eligible Director on a date other than at an annual stockholder meeting will automatically, on the date of his or her initial election or appointment to be an Eligible Director, be granted an RSU for that number of shares of our common stock equal to (i) $200,000 multiplied by a fraction, the numerator of which is the number of days between such date of appointment or election and the next June 1, divided by (ii) the Share Price, rounded to the nearest whole share. Each such pro-rated annual grant will vest in a single installment on the earlier to occur of (a) the close of business on the day before our next annual meeting of stockholders and (b) the next June 1, provided that the Eligible Director continues to be an Eligible Director on such vesting date.

Notwithstanding the foregoing, for each Eligible Director in office as of immediately prior to the closing of a Change in Control (as defined in the 2021 Plan), his or her then-outstanding equity awards granted pursuant to the Policy will become fully vested immediately prior to the closing of such Change in Control.

In the event any grant date set forth above for any RSU grant to be made under the Policy is not a trading day on the Nasdaq Stock Exchange (e.g., a weekend or holiday), then the grant date shall be the next trading day, and if there is no effective registration statement on Form S-8 covering such grant filed with the SEC on such grant date, the grant date shall be the trading day following the date there is such a filed and effective registration statement.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with the terms of our insider trading policy. Prior to 180 days after the date of this offering, subject to early release or termination, the sale of any shares under such plan would be prohibited by the lock-up agreement that the director or officer has entered into with the underwriters.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The following includes a summary of transactions since January 1, 2018 and any currently proposed transactions, to which we were or are to be a participant, in which (1) the amount involved exceeded or will exceed $120,000, and (2) any of our directors, executive officers or holders of more than 5% of our capital stock, or any affiliate or member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest, other than compensation and other arrangements that are described under the section titled “Executive and Director Compensation.”

We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that we would pay or receive, as applicable, in arm’s-length transactions.

Concurrent Private Placement

Entities affiliated with TCV, a beneficial owner of more than 5% of a class of our voting securities will purchase from us in a concurrent private placement, subject to certain conditions, a number of shares of our common stock with an aggregate purchase price of approximately $90.0 million, at a price per share equal to the initial public offering price. Based upon the initial public offering price of $28.00 per share, this will be 3,214,285 shares of common stock. Sales of these shares to entities affiliated with TCV will not be registered in this offering. In addition, TCV has agreed to a 180-day lock-up agreement pursuant to which the common stock purchased in the concurrent private placement will be locked up for a period of 180 days, subject to early termination as described in the section titled “Underwriting.” We refer to the concurrent private placement of these shares of common stock as the concurrent private placement.

Relationships with Bryant Stibel Growth, LLC and Jeffrey Stibel

Jeffrey Stibel, a member of our board of directors and a stockholder, is a partner of Bryant Stibel Growth, LLC, or BSG. In October 2017, we (1) issued to BSG and its affiliates 15,400,000 shares of common stock in consideration for services rendered by BSG, subject to certain forfeiture events as set forth in restricted stock award agreements, and (2) entered into the Services Agreement, pursuant to which BSG agreed to provide certain one-time consulting and other services to our board of directors and executive officers in exchange for a cash fee of $13.8 million, which we paid in March 2018. In November 2017, we amended the Services Agreement with BSG, which terminated on December 31, 2018. The cash fee was expensed over the service period in 2018. Additionally, in connection with this transaction, we entered into a side letter with BSG providing for secondary piggyback registration rights following this offering.

Secondary Sale Transactions

In August 2018, pursuant to two separate Common Stock Purchase Agreements, certain existing stockholders of LegalZoom sold shares of our common stock to new investors, which series of transactions we refer to as the Secondary Sale. We agreed to waive certain transfer restrictions in connection with the Secondary Sale. The shares of common stock were sold by our stockholders to the new investors at a price of $10.48 per share for an aggregate purchase price of approximately $500 million.

The table below sets forth the number of shares of our common stock sold by holders of more than 5% of our capital stock in the Secondary Sale and the approximate proceeds each stockholder received for the sale of such shares.

Name	Common Stock Sold (#)	Aggregate Proceeds ($)
Entities affiliated with Permira(1)	38,903,036	407,703,817
Institutional Venture Partners XIII, L.P.	6,081,312	63,732,149
KPCB Holdings Inc., as nominee	2,725,224	28,560,348

(1)

Dipan Patel and Brian Ruder are each a member of our board of directors and each serve as partners at subsidiaries of Permira Holdings Limited. Permira Holdings Limited is the ultimate controlling entity of the fund that indirectly owns LucasZoom, LLC, or LucasZoom.

The table below sets forth the number of shares of our common stock acquired by new investors who became holders of more than 5% of our capital stock as a result of the Secondary Sale and the approximate purchase price each stockholder paid for such shares.

Name	Common Stock Purchased (#)	Aggregate Purchase Price ($)
Entities affiliated with Francisco Partners(1)	28,625,744	299,997,797
GPI Capital Gemini HoldCo LP(2)	9,541,916	99,999,280

(1)

Dipanjan Deb is a member of our board of directors and a member of the investment committee of Francisco Partners Management LP and may be deemed to beneficially own the shares held by entities affiliated with Francisco Partners. Christine Wang is a member of our board of directors and a principal at Francisco Partners.

(2)	Khai Ha is a member of our board of directors and a member of the investment committee at GPI Capital, LLC and may be deemed to beneficially own the shares held by GPI Capital Gemini HoldCo LP.

Common Stock Financing

In August 2018, we entered into a Common Stock Purchase Agreement pursuant to which we agreed to issue and sell up to 23,854,980 shares of our common stock at a price of $10.48 per share to new investors, contingent upon the closing of a tender offer as described below. We refer to this transaction as the Common Stock Financing. Prior to the settlement of the tender offer, in October 2018, we issued and sold an aggregate of 18,430,684 shares of our common stock, pursuant to the Common Stock Financing for cash proceeds of $193.2 million.

The table below sets forth the number of shares of our common stock acquired by new investors who became holders of more than 5% of our capital stock as a result of the Common Stock Financing and the approximate purchase price such stockholder paid for such shares.

Name	Common Stock Purchased (#)	Aggregate Purchase Price ($)
Entities affiliated with TCV(1)	8,587,788	90,000,018

(1)	David Yuan is a member of our board of directors and is a Senior Advisor at TCV.

Tender Offer

In September 2018, in connection with the Common Stock Financing, we launched an offer to purchase up to 23,854,980 shares of our common stock (including shares issuable upon exercise of vested stock options and the conversion of our redeemable convertible preferred stock) from certain of our eligible stockholders and optionholders at a price of $10.48 per share, less transaction costs, pursuant to an offer to purchase. We refer to this transaction as the Company Tender Offer.

The table below sets forth the number of shares of our common stock sold by our executive officers, directors, holders of more than 5% of our capital stock and their affiliated entities or immediate family members in the Company Tender Offer and the approximate proceeds, before transaction costs, each seller received for the sale of such shares. In October 2018, an aggregate of 18,430,684 shares of our capital stock were tendered pursuant to the Company Tender Offer and repurchased by us, including the shares sold by the individuals and entities in the table below.

Name	Common Stock Sold (#)	Proceeds ($)
John Suh(1)	1,130,000	11,842,400
Rob Singer(2)	76,000	796,480
Entities affiliated with BSG(3)	4,998,524	52,384,532
Jeffrey Stibel(4)	73,400	769,651
Chas Rampenthal(5)	104,684	1,097,088
Frank Monestere(6)	788,584	8,264,360
Peter Oey(7)	165,000	1,729,200
Sham Telang(8)	130,000	1,362,400
Craig Holt(9)	165,000	1,729,200
Dorian Quispe(10)	86,000	901,280
Nicolette Quispe(11)	43,000	450,640
Laura Goldberg(12)	70,000	733,600

(1)	Mr. Suh was our Chief Executive Officer until October 1, 2019 and a member of our board of directors until September 19, 2019. Includes shares that were held by various estate planning trusts.
(2)	Mr. Singer was a member of our board of directors until June 1, 2021.
(3)

BSG is a holder of more than 5% of our capital stock. Mr. Stibel, a member of our board of directors, is the manager of Stibel Investments, LLC, which is a co-manager of Bryant-Stibel Fund I, LLC, or BS Fund, and the manager of Stibel & Company, which is the manager of Bryant Stibel Growth, or BSG.

(4)	Mr. Stibel is a member of our board of directors.
(5)	Mr. Rampenthal was our General Counsel until June 15, 2020.
(6)	Mr. Monestere was our President until September 15, 2020. Includes shares that were held by irrevocable trusts for the benefit of Mr. Monestere’s children.
(7)	Mr. Oey was our Chief Financial Officer until March 13, 2020.
(8)	Mr. Telang was our Chief Technology Officer and Chief Operating Officer until February 28, 2020.
(9)	Mr. Holt was our Global Chief Product Officer until November 20, 2019.
(10)	Mr. Quispe was our Chief Digital Officer until February 28, 2020. Includes shares that were held with Mr. Quispe’s wife, Nicolette Quispe, through a joint tenancy with a right of survivorship.
(11)	Ms. Quispe is the wife of Mr. Quispe, our former Chief Digital Officer.
(12)	Ms. Goldberg was our Chief Marketing Officer until December 14, 2018.

John Suh Line of Credit

On September 19, 2019, John Suh, our former Chief Executive Officer, and his spouse entered into a $50,000,000 line of credit, or Suh Credit Line, with J.P. Morgan, or the Lender. The Suh Credit Line is to be repaid by the borrowers upon the initial public offering of our securities. As collateral security for the Suh Credit Line, (i) Mr. Suh and his spouse pledged to the Lender, pursuant to a Collateral Agreement dated September 19, 2019, among other things, their interests in a securities account held with the Lender holding up to $30,000,000 in marketable securities and 5,405,036 shares of our common stock, or the Pledged Stock, and (ii) LZ Financial Services, LLC, one of our wholly owned subsidiaries pledged to the Lender, pursuant to a Collateral Agreement dated September 19, 2019, $25,000,000 of cash, or Cash Collateral. Pursuant to a Letter Agreement by and among us, Mr. Suh, his spouse and LZ Financial Services LLC, or Side Letter, the parties agreed that if the Cash Collateral is applied to the obligations under the Suh Credit Line, Mr. Suh and his spouse will reimburse us the amount by which the Cash Collateral was applied to repay such obligations. In the event Mr. Suh and his spouse do not comply with this reimbursement obligation, we have, per the Side Letter (i) recourse to the Pledged Stock under a Pledge Agreement dated September 19, 2019 between us and Mr. Suh and his spouse pursuant to which

Mr. Suh and his spouse pledged to us their interests in the Pledged Stock and (ii) full recourse against any and all property of Mr. Suh and his spouse in certain other specific situations. Mr. Suh and his spouse’s reimbursement obligations to us under the Side Letter and pledge of the Pledged Stock under the Pledge Agreement in our favor are subject to a subordination agreement dated September 19, 2019 with the Lender pursuant to which we agreed to subordinate such obligations and security interests to the Lender until Mr. Suh and his spouse’s obligations under the Suh Credit Line are repaid in full. Additionally, the Side Letter provides that, prior to our initial public offering filing, Mr. Suh and his spouse have the right to sell to us up to $25,000,000 of LegalZoom common stock, including the Pledged Stock, at the fair market value of the shares as determined by our Board of Directors. On June 3, 2021, the Collateral Agreement between LZ Financial Services, LLC and Lender was terminated and the Lender released the Cash Collateral to LZ Financial Services, LLC. Additionally, Mr. Suh’s right to sell up to $25,000,000 of LegalZoom stock to us has expired.

Repurchase Agreement with Chas Rampenthal

In October 2020, we entered into a Stock Repurchase Agreement pursuant to which we agreed to repurchase 170,000 shares of our common stock at a price of $9.82 per share from Chas Rampenthal, our former General Counsel, for an aggregate purchase price of $1.7 million.

Investors’ Rights, Management Rights, Voting and Co-Sale Agreements

In connection with our redeemable convertible preferred stock financing and as amended in connection with our Secondary Sale and Common Stock Financing and this offering, we entered into investors’ rights, management rights, voting and right of first refusal and co-sale agreements containing registration rights, information rights, rights of first offer, voting rights and rights of first refusal, among other things, with certain holders of our capital stock. The holders of more than 5% of our capital stock that are party to these agreements are LucasZoom, Institutional Venture Partners XIII, L.P., KPCB Holdings, Inc., as nominee, GPI Capital Gemini HoldCo LP, the TCV entities, the BSG entities and entities affiliated with Francisco Partners.

These stockholder agreements will terminate upon the closing of this offering, except for the registration rights granted under our investors’ rights agreement, which will terminate upon the completion of a deemed liquidation event, or with respect to any particular holder, on the date such holder, together with its permitted transferees, affiliates and co-investors, beneficially owns less than 1% of our outstanding Common Stock and such holder can sell its shares under Rule 144 of the Securities Act, or Rule 144. For a description of the registration rights, see the section titled “Description of Capital Stock—Registration Rights.”

Director Nomination Agreement

In June 2021, we entered into a Director Nomination Agreement with each of Permira and FP to provide certain rights with respect to their ability to designate members of our board of directors. See the section titled “Management—Board Composition” for additional information regarding the Director Nomination Agreement.

Agreements with Dun & Bradstreet Credibility Corp.

In 2013, we entered into an amended and restated affiliate agreement, or the Affiliate Agreement, and an amended and restated small business resource agreement, or the Resource Agreement, with Dun & Bradstreet Credibility Corp., which was acquired by The Dun & Bradstreet Corporation, or Dun & Bradstreet, in 2015. Jeffrey Stibel, a member of our board of directors, was the president and chief executive officer of Dun & Bradstreet Credibility Corp. until the acquisition, at which time he became the Vice Chairman of Dun & Bradstreet, a position he held until March 2018. We submitted a letter of termination on July 12, 2020 and these agreements terminated on October 12, 2020, except for a twelve-month wind down period as required by the agreement. See Note 19 to our consolidated financial statements included elsewhere in this prospectus for additional information.

Other Transactions

We have entered into offer letter agreements with our executive officers that, among other things, provide for certain compensatory and change in control benefits, as well as severance benefits. For a description of these agreements with our named executive officers, see the section titled “Executive and Director Compensation—Executive Employment Agreements.”

We have also granted stock options and RSUs to our executive officers and certain of our directors. For a description of these equity awards, see the section titled “Executive and Director Compensation.”

Indemnification Agreements

We have entered into indemnification agreements with certain of our current directors and executive officers. Our amended and restated certificate of incorporation and our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted under the DGCL. See the section titled “Management—Limitations of Liability and Indemnification Matters.”

Other than as described above under this section “Certain Relationships and Related Person Transactions,” since January 1, 2018, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related person where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest. We believe the terms of the transactions described above were comparable to terms we could have obtained in arm’s-length dealings with unrelated third parties.

Policies and Procedures for Related Person Transactions

Our current related party transactions policy, which was adopted in June 2017, does not permit our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our common stock and any members of the immediate family of any of the foregoing persons to enter into a related person transaction with us without the prior consent of our board of directors or a duly authorized committee of our board of directors, subject to certain pre-approved exceptions. In connection with this offering, we intend to adopt an amended written related party transactions policy that sets forth that any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any class of our common stock or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $120,000 and such person would have a direct or indirect interest, must be presented to our board of directors or our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our board of directors or our audit committee is to consider the material facts of the transaction, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction.

All of the transactions described in this section were entered into prior to the adoption of this amended policy. Our board of directors has historically reviewed and approved any transaction where a director or officer had a financial interest, including the transactions described above. Prior to approving such a transaction, the material facts as to a director’s or officer’s relationship or interest in the agreement or transaction were disclosed to our board of directors. Our board of directors considered this information when evaluating the transaction and in determining whether such transaction was fair to us and in the best interest of all our stockholders.

PRINCIPAL STOCKHOLDERS

The following table sets forth, as of April 30, 2021, information regarding beneficial ownership of our capital stock by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security. In addition, the rules include shares of common stock issuable upon the exercise of stock options or warrants that are currently exercisable or exercisable within 60 days of April 30, 2021. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The information contained in the following table does not necessarily indicate beneficial ownership for any other purpose. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

The percentage ownership information under the column titled “Before Offering” is based on shares of common stock outstanding as of April 30, 2021 assuming the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 46,162,160 shares of common stock upon the completion of this offering. The percentage ownership information under the column titled “After Offering” is based on 194,005,186 shares outstanding as of April 30, 2021, after giving effect to (i) the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 46,162,160 shares of common stock upon the completion of this offering, and (ii) the sale of 22,335,285 shares of common stock by us in this offering and the concurrent private placement. The percentage ownership information assumes no exercise of the underwriters’ option to purchase additional shares from us. The percentage ownership information under the column titled “After Offering” does not include the number of shares issuable upon the settlement of RSUs that have satisfied the performance and service-based conditions as of this offering or the number of shares to be withheld to satisfy the employees tax obligation upon the settlement of RSUs. We are unable to quantify these obligations as of April 30, 2021 and will remain unable to quantify them until the RSUs are settled, as the withholding obligations and the number of shares withheld will be based on the value of the shares on the settlement date.

Unless otherwise noted below, the address for each beneficial owner listed in the table below is c/o LegalZoom.com, Inc., 101 North Brand Boulevard, 11th Floor, Glendale, California 91203.

	Beneficial Ownership Prior to this Offering		Beneficial Ownership After this Offering
Name of Beneficial Owner	Number of Shares Beneficially Owned (#)	Percentage of Beneficial Ownership (%)	Number of Shares Beneficially Owned (#)	Percentage of Beneficial Ownership (%)
5% Stockholders
Entities affiliated with Permira LucasZoom, LLC(1)	38,012,988	22.1	38,012,988	19.6
Entities affiliated with Francisco Partners(2)	28,625,744	16.7	28,625,744	14.8
Entities affiliated with BSG(3)	10,853,116	6.3	10,853,116	5.6
Institutional Venture Partners XIII, L.P.(4)	12,940,536	7.5	12,940,536	6.7
KPCB Holdings, Inc., as Nominee(5)	10,900,908	6.3	10,900,908	5.6
GPI Capital Gemini HoldCo LP(6)	9,541,916	5.6	9,541,916	4.9
Entities affiliated with TCV(7)	11,087,788	6.5	14,302,073	7.4
Named Executive Officers and Directors
Dan Wernikoff(8)	1,360,476	*	1,360,476	*
Shrisha Radhakrishna	—	—	—	—
Noel Watson	—	—	—	—
Jeffrey Stibel(9)	10,971,676	6.4	10,971,676	5.7
Dipanjan Deb(10)	28,625,744	16.7	28,625,744	14.8
Khai Ha(11)	9,541,916	5.6	9,541,916	4.9
John Murphy	—	—	—	—
Dipan Patel(12)	38,012,988	22.1	38,012,988	19.6
Brian Ruder(13)	38,012,988	22.1	38,012,988	19.6
Christine Wang	—	—	—	—
David Yuan	—	—	—	—
All executive officers and directors as a group (15 persons)(14)	88,512,800	51.1	88,512,800	45.3%

*	Represents beneficial ownership of less than 1%.
(1)

Consists of (i) 1,475,300 shares of common stock and (ii) 36,537,688 shares of common stock issuable upon conversion of redeemable convertible preferred stock. LucaZoom S.A.R.L., a Luxembourg private company, or LZoom, is the sole member of LucasZoom. Permira V L.P.2 is the controlling shareholder of LZoom. Permira V L.P.2 acts through its general partner, Permira V GP L.P., which acts through its general partner, Permira V GP Limited. Permira V GP Limited’s board of directors consists of Thomas Lister, Christopher Crozier, Alistair Boyle, Julie Preece, Simon Holden and Nigel Carey. Permira V GP Limited has indirect voting and investment power over the shares held by LucasZoom, LLC. The address for LucasZoom, LLC is 3000 Sand Hill Road, Building 1, Suite 170, Menlo Park, CA 94025.

(2)

Consists of (i) 23,854,788 shares of common stock held by FPLZ I, L.P. and (ii) 4,770,956 shares of common stock held by FPLZ II, L.P., which are managed by Francisco Partners Management, L.P. Dipanjan Deb, a member of our board of directors, David Golob, Ezra Perlman Keith Geeslin, and Megan Karlen are members of Francisco Partners Management, L.P.’s investment committee and share voting and dispositive power over the shares held by FPLZ I, L.P. and FPLZ II, L.P. The address for the entities affiliated with Francisco Partners is One Letterman Drive, Building C—Suite 410, San Francisco, CA 94129.

(3)

Consists of (i) 10,629,008 shares of common stock held by BSG, (ii) 210,524 shares of common stock held by Bryant Stibel Fund, I, LLC, and together with BSG, Bryant Stibel, and (iii) 13,584 shares of common stock underlying stock options that are exercisable within 60 days of April 30, 2021 held by Bryant Stibel Fund, I, LLC. Stibel & Company LLC is the manager of BSG. Jeffrey Stibel is the manager of Stibel & Company LLC and has sole voting and dispositive power over the shares held by BSG. Carbon Investments, LLC and Kobe Investments, LLC are the co-managers of BS Fund. Mr. Stibel, the manager of Carbon Investments, LLC, and Kobe Investments, LLC have shared voting and dispositive power over the shares held by Bryant Stibel Fund I, LLC. The address for Bryant Stibel is 22761 Pacific Coast Highway, Garden Level, Malibu, CA 90265.

(4)

Consists of (i) 3,583,360 shares of common stock and (ii) 9,357,176 shares of common stock issuable upon conversion of redeemable convertible preferred stock. Institutional Venture Management XIII, LLC is the general partner of Institutional Venture Partners XIII, L.P., or IVP. Todd C. Chaffee, Norman A. Fogelsong, Stephen J. Harrick, J. Sanford Miller and Dennis B. Phelps are the managing directors of Institutional Venture Management XIII, LLC and share voting and dispositive power over the shares held by IVP. The address for these entities is c/o Institutional Venture Partners, 3000 Sand Hill Road, Building 2, Suite 250, Menlo Park, CA 94025.
(5)

Consists of (i) 10,275,196 shares of common stock held by KPCB Digital Growth Fund, LLC, or KPCB DGF, and (ii) 625,712 shares of common stock held by KPCB Digital Growth Founders Fund, LLC, or KPCB DGF FF. All shares are held for convenience in the name of “KPCB Holdings, Inc., as nominee” for the accounts of such entities. The managing member of KPCB DGF and KPCB DGF FF is KPCB DGF Associates, LLC, or KPCB DGF Associates. L. John Doerr, Brook Byers, Mary Meeker, William “Bing” Gordon and Theodore E. Schlein, the managing members of KPCB DGF Associates, exercise shared voting and dispositive power over the shares held by KPCB DGF and KPCB DGF FF. Such managing members disclaim beneficial ownership of all shares held by KPCB DGF and KPCB DGF FF except to the extent of their pecuniary interest therein. The principal address for all entities and individuals affiliated with Kleiner Perkins Caufield & Byers is c/o Kleiner Perkins Caufield & Byers, LLC, 2750 Sand Hill Road, Menlo Park, CA 94025.

(6)

Consists of 9,541,916 shares held of record by GPI Capital Gemini HoldCo LP, or GPI. GPI Capital LLC is the sole member of GPI GP Limited, which is the general partner of GPI GP LP, which is the general partner of GPI. Mr. Ha is a member of our board of directors and Mr. Ha, William T. Royan and Aleksander Migon are Managing Partners and members of the Investment Committee of GPI Capital, LLC and may be deemed to have shared voting, investment and dispositive power with respect to the shares held by GPI. The address for GPI is 1345 Avenue of the Americas, 32nd Floor, New York, New York 10105.

(7)

Consists of (i) 7,847,138 shares of common stock held by TCV IX, L.P., or TCV IX, (ii) 1,714,832 shares of common stock held by TCV IX (A), L.P., or TCV IX (A), (iii) 419,095 shares of common stock held by TCV IX (B), L.P., or TCV IX (B), (iv) 607,380 shares of common stock held by TCV Member Fund, L.P., or Member Fund and (v) 499,343 shares of common stock held by TCV IX (A) Opportunities, L.P., or and together with TCV IX, TCV IX (A), TCV IX (B) and Member Fund, the TCV Entities. The general partner of TCV Member Fund, L.P. (the “Member Fund”) is Technology Crossover Management IX, Ltd. (“Management IX”), and the general partner of each of TCV IX, L.P., TCV IX (A), L.P., TCV IX (A) Opportunities, L.P. and TCV IX (B), L.P. (together with the Member Fund, the “TCV IX Funds”) is Technology Crossover Management IX L.P. (“TCM IX”). The general partner of TCM IX is Management IX. Management IX may be deemed to have the sole voting and dispositive power over the shares held the TCV IX Funds. Management IX may be deemed to beneficially own the securities held by the TCV IX Funds but disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein. Jay C. Hoag, Jon Q. Reynolds Jr., Timothy P. McAdam and Christopher P. Marshall are the Class A Directors of Management IX, and each disclaims beneficial ownership of the securities held by the TCV IX Funds except to the extent of his pecuniary interest therein. Shares of common stock beneficially owned after this offering and the concurrent private placement include 3,214,285 shares of common stock to be purchased by entities affiliated with TCV in the concurrent private placement, based upon the initial public offering price of $28.00 per share. The address for these entities is 250 Middlefield Road, Menlo Park, CA 94025.

(8)	Consists of 1,360,476 shares subject to options that are exercisable within 60 days of April 30, 2021.
(9)

Consists of (i) the shares held by BSG and BS Fund and shares of common stock underlying stock options that are exercisable within 60 days of April 30, 2021 held by BS Fund disclosed in footnote (3) above, (ii) 56,448 shares of common stock held directly by Mr. Stibel, and (iii) 62,112 shares of common stock underlying stock options held by Mr. Stibel that are exercisable within 60 days of April 30, 2021. Mr. Stibel is the manager of Stibel & Company LLC, which is the manager of BSG, and he is the manager of Carbon Investments, LLC, which is a co-manager of BS Fund, and may be deemed to beneficially own the shares held by Bryant Stibel as disclosed in footnote (3).

(10)

Consists of the shares held by Francisco Partners disclosed in footnote (2) above. Mr. Deb is a partner of Francisco Partners and may be deemed to beneficially own the shares held by Francisco Partners as disclosed in footnote (2). Mr. Deb has a direct and indirect interest in Francisco Partners GP V, L.P., which is the General Partner of Francisco Partners Management, L.P., which is the investment manager of, FPLZ I, L.P. and FPLZ II, L.P. In such capacities, if the General Partner or investment manager is deemed to be a beneficial owner, Mr. Deb disclaims any beneficial ownership, except to the extent of any pecuniary interest therein.

(11)

Consists of the shares held by GPI disclosed in footnote (6) above. Mr. Ha is a member of the investment committee of GPI Capital, LLC and may be deemed to beneficially own the shares held by GPI as disclosed in footnote (6).

(12)

Consists of the shares held by LucasZoom, LLC disclosed in footnote (1) above. Mr. Patel is a member of the investment committee of Permira and may be deemed to beneficially own the shares held by LucasZoom, LLC as disclosed in footnote (1). In such capacity if Permira is deemed to be a beneficial owner, Mr. Patel disclaims any beneficial ownership, except to the extent of any pecuniary interest therein.

(13)

Consists of the shares held by LucasZoom, LLC disclosed in footnote (1) above. Mr. Ruder is a member of the investment committee of Permira and may be deemed to beneficially own the shares held by LucasZoom, LLC as disclosed in footnote (1). In such capacity if Permira is deemed to be a beneficial owner, Mr. Ruder disclaims any beneficial ownership, except to the extent of any pecuniary interest therein.

(14)

Consists of (i) 87,076,628 shares beneficially owned by our current executive officers and directors, and (ii) 1,436,172 shares subject to options exercisable within 60 days of April 30, 2021, all of which are vested as of such date. Some of our current directors and executive officers also hold RSUs, which will become vested in connection with this offering.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries. You should also refer to the amended and restated certificate of incorporation, the amended and restated bylaws and the third amended and restated investors’ rights agreement, which are filed as exhibits to the registration statement of which this prospectus is a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will be in effect immediately after the closing of this offering.

General

Upon the completion of this offering and the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of 1,000,000,000 shares of common stock, par value $0.001 per share, and 100,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock

Outstanding shares

At March 31, 2021, we had 171,461,546 shares of common stock outstanding, held of record by 538 stockholders, assuming the automatic conversion of all 23,081,080 shares of our outstanding redeemable convertible preferred stock into 46,162,160 shares of common stock upon the completion of this offering.

Voting rights

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders. The affirmative vote of holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of capital stock, voting as a single class, will be required to amend certain provisions of our amended and restated certificate of incorporation, including provisions relating to amending our amended and restated bylaws, the classified board, the size of our board, removal of directors, director liability, vacancies on our board, special meetings, stockholder notices, actions by written consent and exclusive jurisdiction.

Dividend rights

Subject to preferences that may apply to any outstanding preferred stock, holders of our common stock are entitled to receive ratably any dividends that our board of directors may declare out of funds legally available for that purpose on a non-cumulative basis.

Liquidation rights

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Rights and preferences

Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Preferred Stock

Upon the completion of this offering and the concurrent private placement, all outstanding shares of our redeemable convertible preferred stock will convert into shares of our common stock on a one-for-two basis. At March 31, 2021, we had 23,081,080 shares of redeemable convertible preferred stock outstanding, held of record by four stockholders. Immediately after the completion of this offering, our certificate of incorporation will be amended and restated to delete all references to such shares of redeemable convertible preferred stock. Under the amended and restated certificate of incorporation that will be effective immediately after the completion of this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to 100,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control that may otherwise benefit holders of our common stock and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. On and immediately after the closing of this offering, no shares of preferred stock will be outstanding. We have no current plans to issue any shares of preferred stock.

Stock Options and Restricted Stock Units

At March 31, 2021, (1) 14,952,784 shares of common stock were issuable upon the exercise of outstanding stock options, at a weighted-average exercise price of $8.93 per share, pursuant to our 2016 Plan, and (2) RSUs covering 3,308,780 shares of our common stock were outstanding pursuant to our 2016 Plan. For additional information regarding terms of our equity incentive plans, see the section titled “Executive and Director Compensation—Equity Incentive Plans.”

Registration Rights

Upon the completion of this offering, certain holders of shares of our common stock, including those shares of our common stock that will be issued upon the conversion of our redeemable convertible preferred stock in connection with this offering, will initially be entitled to certain rights with respect to registration of such shares under the Securities Act. These shares are referred to as registrable securities. The holders of these registrable securities possess registration rights pursuant to the terms of our fourth amended and restated investors’ rights agreement which is described in additional detail below. The registration of shares of our common stock pursuant to the exercise of the registration rights described below would enable the holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts and selling commissions, of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions and limitations, to limit the number of shares the holders may include. The demand, piggyback and Form S-3 registration rights described below will expire upon the completion of a deemed liquidation event, or with respect to any particular holder, on the date such holder, together with its permitted transferees, affiliates and co-investors, beneficially owns less than 1% of our outstanding Common Stock and such holder can sell its shares under Rule 144.

Demand registration rights

Upon the completion of this offering and the concurrent private placement, holders of 79,709,648 shares of our common stock, including 36,537,688 of our common stock issuable upon the conversion of 18,268,844 shares of our redeemable convertible preferred stock in connection with this offering, as well as the holders of the shares of our common stock sold in the concurrent private placement, or their permitted transferees, will be entitled to certain demand registration rights. At any time following the effectiveness of this registration statement, certain holders of registrable securities have the right to make up to four requests that we register all or a portion of their shares, subject to certain specified exceptions. If any of these holders exercises its demand registration rights, then holders of 133,976,269 shares of our common stock, including 46,162,160 shares of our common stock issuable upon the conversion of 23,081,080 shares of our redeemable convertible preferred stock in connection with this offering, will be entitled to register their shares, subject to specified conditions and limitations, in the corresponding offering.

Piggyback registration rights

In connection with this offering, holders of 133,976,269 shares of our common stock, including 46,162,160 shares of our common stock issuable upon the conversion of 23,081,080 shares of our redeemable convertible preferred stock in connection with this offering, are entitled to rights to notice of this offering and to include their shares of registrable securities in this offering, which the requisite percentage of holders have waived. In the event that we propose to register any of our securities under the Securities Act in another offering, either for our own account or for the account of other security holders, holders of 133,976,269 registrable securities, including 46,162,160 shares of our common stock issuable upon the conversion of 23,081,080 shares of our redeemable convertible preferred stock in connection with this offering, as well as the holders of the shares of our common stock sold in the concurrent private placement, or their permitted transferees, will be entitled to certain “piggyback” registration rights allowing them to include their shares in such registration, subject to specified conditions and limitations.

Form S-3 registration rights

Upon the completion of this offering and the concurrent private placement, holders of 133,976,269 shares of our common stock, including 46,162,160 shares of our common stock issuable upon the conversion of 23,081,080 shares of our redeemable convertible preferred stock in connection with this offering, as well as the holders of the shares of our common stock sold in the concurrent private placement, or their permitted transferees, may request that we register all of a portion of their shares on Form S-3 if we are qualified to file a registration statement on Form S-3, subject to specified exceptions. Such request for registration on Form S-3 must cover securities with an aggregate offering price which equals or exceeds $7.5 million, net of selling expenses. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations.

Anti-Takeover Provisions of Delaware Law and Our Charter Documents

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Amended and restated certificate of incorporation and amended and restated bylaws

Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the voting power of our shares of common stock will be able to elect all of our directors. Our amended and restated certificate of incorporation to be effective immediately following the completion of this offering and amended and restated bylaws to be effective immediately prior to the completion of this offering will require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent or electronic transmission.

A special meeting of stockholders may be called by a majority of our board of directors, the chair of our board of directors, our chief executive officer or our lead independent director. Our amended and restated bylaws to be effective immediately prior to the completion of this offering will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors.

In accordance with our amended and restated certificate of incorporation to be effective immediately following the completion of this offering, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms.

The foregoing provisions will make it more difficult for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to preserve our existing control structure after completion of this offering, facilitate our continued product innovation and the risk-taking that it requires, permit us to continue to prioritize our long-term goals rather than short-term results, enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights.

However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Choice of Forum

Our amended and restated certificate of incorporation to be effective immediately following the completion of this offering will provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom shall be the sole and exclusive forum for the following claims or causes of action under Delaware statutory or common law: (A) any derivative claim or cause of action brought on our behalf; (B) any claim or cause of action for breach of a fiduciary duty owed by any of our current or former directors, officers or other employees to us or our stockholders; (C) any claim or cause of action against us or any of our current or former directors, officers or other employees arising out of or pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or amended and restated bylaws (as each may be amended from time to time); (D) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or amended and restated bylaws (as each may be amended from time to time, including any right, obligation, or remedy thereunder); (E) any claim or cause of action as to which the Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware; and (F) any claim or cause of action against us or any of our current or former directors, officers or other employees governed by the internal-affairs doctrine or otherwise related to our internal affairs, in all cases to the fullest extent permitted by law and subject to the court having personal jurisdiction over the indispensable parties named as defendants; provided, that, this Delaware forum provision set forth in our amended and restated certificate of incorporation to be effective immediately following the completion of this offering shall not apply to claims or causes of action brought to enforce a duty or liability created by the Securities Act or the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction.

Further, our amended and restated certificate of incorporation to be effective immediately following the completion of this offering will provide that unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, including all causes of action asserted against any defendant named in such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters for any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering.

Additionally, our amended and restated certificate of incorporation to be effective immediately following the completion of this offering will provide that any person or entity holding, owning or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions.

Corporate Opportunity Doctrine

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation will, to the fullest extent permitted from time to time by Delaware law, renounce any interest or expectancy that we otherwise would have in, all rights to be offered an opportunity to participate in, any business opportunity that are from time to time may be presented to LucasZoom, LLC, Permira Advisers LLC, FPLZ I, L.P., FPLZ II, L.P., GPI Capital Gemini Holdco, LP, TCV IX, L.P., TCV IX (A), L.P., TCV IX (B), L.P., TCV Member Fund, L.P., Bryant Stibel Growth, LLC and Bryant-Stibel Fund, I LLC, in each case together with their respective affiliates, and its and their affiliates’ directors, partners, principals, officers, members, managers and/or employees (each such person, an “exempt person”). Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law and in accordance with Section 122(17) of the DGCL, (1) no exempt person will have any duty to refrain from (x) engaging in a corporate opportunity in the same or similar business activities or lines of business in which we or our subsidiaries from time to time are engaged or proposes to engage or (y) otherwise competing, directly or indirectly, with the us or any of our subsidiaries; and (2) if any exempt person acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity both for such exempt person or any of its, his or her respective affiliates, on the one hand, and for us or our subsidiaries, on the other hand, such exempt person shall have no duty to communicate or offer such transaction or business opportunity to us or our subsidiaries and such exempt person may take any and all such transactions or opportunities for itself or offer such transactions or opportunities to any other person. To the fullest extent permitted by Delaware law, no potential transaction or business opportunity may be deemed to be a corporate opportunity of us or our subsidiaries unless (1) we or our subsidiaries would be permitted to undertake such transaction or opportunity in accordance with the amended and restated certificate of incorporation, (2) we or our subsidiaries, at such time have sufficient financial resources to undertake such transaction or opportunity, (3) we or our subsidiaries have an interest or expectancy in such transaction or opportunity, (4) such transaction or opportunity would be in the same or similar line of our or our subsidiaries’ business in which we or our subsidiaries are engaged or a line of business that is reasonably related to, or a reasonable extension of, such line of business and (5) such transaction or opportunity would be of practical advantage to us or our subsidiaries.

Limitations of Liability and Indemnification

See the section titled “Management—Limitations of Liability and Indemnification Matters.”

Market Listing

Our common stock has been approved for listing on The Nasdaq Global Select Market under the symbol “LZ.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The transfer agent and registrar’s address is 250 Royall Street, Canton, Massachusetts 02021, and its telephone number is (800) 962-4284.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of our common stock, including shares issued upon the exercise of outstanding options or settlement of restricted stock units, in the public market after the completion of this offering, or the perception that those sales may occur, could adversely affect the prevailing market price for our common stock from time to time or impair our ability to raise equity capital in the future. As described below, only a limited number of shares of our common stock will be available for sale in the public market for a period of several months after the completion of this offering due to contractual and legal restrictions on resale described below. Future sales of our common stock in the public market either before (to the extent permitted) or after restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity capital at a time and price we deem appropriate.

Sale of Restricted Shares

Based on the number of shares of our common stock outstanding as of March 31, 2021, upon the closing of this offering and concurrent private placement and assuming (1) the automatic conversion of all 23,081,080 shares of our outstanding redeemable convertible preferred stock into an aggregate of 46,162,160 shares of our common stock upon the completion of this offering, (2) no exercise of the underwriters’ option to purchase additional shares of common stock from us and (3) no exercise of outstanding options or vesting of outstanding restricted stock units, we will have outstanding an aggregate of approximately 193,796,831 shares of common stock. Of these shares, all of the 19,121,000 shares of common stock to be sold in this offering will be freely tradable in the public market without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 or subject to lock-up agreements. All remaining shares of common stock held by existing stockholders immediately prior to the consummation of this offering will be “restricted securities,” as such term is defined in Rule 144. These restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701 of the Securities Act, or Rule 701, which rules are summarized below.

As a result of the lock-up agreements referred to below and the provisions of Rule 144 and Rule 701 under the Securities Act, based on the number of shares of our common stock outstanding as of March 31, 2021, the shares of our common stock (excluding the shares sold in this offering) that will be available for sale in the public market are as follows:

Approximate Number of Shares	First Date Available for Sale into Public Market
174,675,831 shares	181 days after the date of this prospectus, upon expiration of the lock-up agreements referred to below, subject in some cases to applicable volume, manner of sale and other limitations under Rule 144 and Rule 701.

We may issue shares of common stock from time to time as consideration for future acquisitions, investments or other corporate purposes. In the event that any such acquisition, investment or other transaction is significant, the number of shares of common stock that we may issue may in turn be significant. We may also grant registration rights covering those shares of common stock issued in connection with any such acquisition and investment.

In addition, the shares of common stock reserved for future issuance under our 2021 Plan will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements, a registration statement under the Securities Act or an exemption from registration, including Rule 144 and Rule 701.

Rule 144

In general, persons who have beneficially owned restricted shares of our common stock for at least six months, and any affiliate of the company who owns shares of our common stock, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144.

Under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, and we are current in our Exchange Act reporting at the time of sale, a person (or persons whose shares are required to be aggregated) who is not deemed to have been one of our “affiliates” for purposes of Rule 144 at any time during the 90 days preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, including the holding period of any prior owner other than one of our “affiliates,” is entitled to sell those shares in the public market (subject to the lock-up agreement referred to below, if applicable) without complying with the manner of sale, volume limitations or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than “affiliates,” then such person is entitled to sell such shares in the public market without complying with any of the requirements of Rule 144 (subject to the lock-up agreement referred to below, if applicable). In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, our “affiliates,” as defined in Rule 144, who have beneficially owned the shares proposed to be sold for at least six months, are entitled to sell in the public market, upon expiration of any applicable lock-up agreements and within any three-month period, a number of those shares of our common stock that does not exceed the greater of:

•

1% of the number of shares of common stock then outstanding, which will equal approximately 1,937,968 shares of common stock immediately upon the completion of this offering and the concurrent private placement (calculated as of March 31, 2021 on the basis of the assumptions described above and assuming no exercise of the underwriter’s option to purchase additional shares from us and no exercise of outstanding options); or

•	the average weekly trading volume of our common stock on The Nasdaq Stock Market LLC during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Such sales under Rule 144 by our “affiliates” or persons selling shares on behalf of our “affiliates” are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us. Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted securities have entered into lock-up agreements as referenced below and their restricted securities will become eligible for sale (subject to the above limitations under Rule 144) upon the expiration of the restrictions set forth in those agreements.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who acquired common stock from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 before the effective date of the registration statement of which this prospectus is a part (to the extent such common stock is not subject to a lock-up agreement) and who are not our “affiliates” as defined in Rule 144 during the immediately preceding 90 days, is entitled to rely on Rule 701 to resell such shares beginning 90 days after the date of this prospectus in reliance on Rule 144, but without complying with the notice, manner of sale, public information requirements or volume limitation provisions of Rule 144. Persons who are our “affiliates” may resell those shares beginning 90 days after the date of this prospectus without compliance with minimum holding period requirements under Rule 144 (subject to the terms of the lock-up agreement referred to below, if applicable).

Lock-Up Agreements

We and our directors, our executive officers and substantially all of the holders of our outstanding shares of common stock or securities convertible into or exchangeable into shares of our common stock outstanding upon the completion of this offering, including the shares of common stock to be issued in the concurrent private placement to entities affiliated with TCV, an existing stockholder, (the “lock-up parties”), have agreed, subject to certain exceptions, with the underwriters not to, during the period ending 180 days following the date of this prospectus (the “lock-up period”):

(i)

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including without limitation, common stock or such other securities which may be deemed to be beneficially owned by the lock-up party in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition;

(ii)

enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in this clause (ii) or clause (i) above is to be settled by delivery of common stock or such other securities, in cash or otherwise; or

(iii)	make any demand for or exercise any right with respect to the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The lock-up party acknowledges and agrees in the lock-up agreement that the lock-up party is precluded from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (whether by the lock-up party or any other person) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any common stock or any securities convertible or exercisable or exchangeable into common stock, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of such securities, in cash or otherwise. The lock-up party further confirms in the lock-up agreements that it has furnished J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC with the details of any transaction that the lock-up party, or any of its affiliates, is a party to as of the date of the relevant lock-up agreement, which transaction would have been restricted by such lock-up agreement.

Notwithstanding the foregoing, if (a) at least 130 days have elapsed since the date of the public offering, (b) we have issued quarterly earnings releases for the two quarters following the most recent period for which financial statements are included in this prospectus, in each case announced by press release through a major news service, or on a report on Form 8-K, which earnings releases, for this purpose, may not include the reporting of “flash” numbers or preliminary or partial earnings and (c) the lock-up period is scheduled to end during a blackout period (as defined below) or within ten trading days prior to a blackout period, the lock-up period shall end immediately prior to the opening of trading on the tenth trading day prior to the commencement of the blackout period. For this purpose, “blackout period” means a broadly applicable and regularly scheduled period during which trading in our securities would not be permitted under our insider trading policy. For the avoidance of doubt, notwithstanding anything to the contrary, in no event will the lock-up period end earlier than 130 days after the commencement of this public offering.

In addition, if (a) we have issued a quarterly earnings release for the first quarter following the most recent period for which financial statements are included in this prospectus by press release through a major news service, or on a report on Form 8-K, which earnings release, for this purpose, may not include the reporting of “flash” numbers or preliminary or partial earnings and (b) the last reported closing price of our common stock on the exchange on which our common stock is listed is at least 30% greater than the initial public offering price per share set forth on the cover page of this prospectus for at least 10 trading days (including the date on which these conditions are satisfied) in any 15-day consecutive trading day period, then 10% of the aggregate number of shares of common stock owned by the lock-up party or issuable upon exercise of vested equity awards owned by the lock-up party, which percentage shall be calculated based on the lock-up party’s ownership as of the date of this prospectus, will be automatically released from such restrictions immediately prior to the opening of trading on the exchange on which the common stock is listed on the third trading day following the date on which the above conditions are satisfied; provided that if such early release date occurs during a blackout period, such early release date will be delayed until the opening of trading on the first trading day immediately following such blackout period. For the purposes of the lock-up agreements, a “trading day” is a day on which the NYSE or Nasdaq is open for buying and selling securities.

In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with certain security holders, including the third amended and restated investors’ rights agreement and our standard forms of option agreement and restricted stock unit award agreement, that contain market stand-off provisions or incorporate market stand-off provisions from our equity incentive plans, imposing restrictions on the ability of such security holders to offer, sell or transfer our equity securities for a period of 180 days following the date of this prospectus.

Registration Rights

Upon the completion of this offering and the concurrent private placement, the holders of up to 133,976,269 shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up agreements described under “—Lock-Up Agreements” above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of the registration statement of which this prospectus is a part. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. The requisite percentage of these stockholders have waived all such stockholders’ rights to notice of this offering and to include their shares of registrable securities in this offering. See the section titled “Description of Capital Stock—Registration Rights.”

Equity Incentive Plans

We intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of common stock reserved for issuance under our 2016 Plan, 2021 Plan and ESPP. The registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up agreements described above, if applicable.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, does not deal with non-U.S., state, and local consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances, and does not address U.S. federal tax consequences (such as gift and estate taxes) other than income taxes. Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Code, such as financial institutions, insurance companies, tax-exempt organizations, tax-qualified retirement plans, governmental organizations, broker- dealers and traders in securities, U.S. expatriates, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, corporations organized outside of the United States, any state thereof, or the District of Columbia that are nonetheless treated as U.S. taxpayers for U.S. federal income tax purposes, persons that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or integrated investment or other risk reduction strategy, persons who acquire our common stock through the exercise of an option or otherwise as compensation, persons subject to the alternative minimum tax or federal Medicare contribution tax on net investment income, persons subject to special tax accounting rules under Section 451(b) of the Code, “qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds, partnerships and other pass-through entities or arrangements and investors in such pass-through entities or arrangements, persons deemed to sell our common stock under the constructive sale provisions of the Code, and persons that own, or are deemed to own, our common stock. Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local, and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code and Treasury Regulations, rulings, and judicial decisions thereunder, each as of the date hereof, and such authorities may be repealed, revoked, or modified, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the U.S. Internal Revenue Service (the IRS) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. This discussion assumes that the Non-U.S. Holder holds our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment).

This discussion is for informational purposes only and is not tax advice. Persons considering the purchase of our common stock pursuant to this offering should consult their own tax advisors concerning the U.S. federal income, gift, estate, and other tax consequences of acquiring, owning, and disposing of our common stock in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction, including any state, local, or foreign tax consequences, or under any applicable income tax treaty.

For the purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of common stock that is neither a U.S. Holder nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes regardless of its place of organization or formation). A “U.S. Holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

Distributions

As described in the section titled “Dividend Policy,” we do not anticipate declaring or paying any cash dividends in the foreseeable future. However, if we do make distributions of cash or property on our common stock to a Non-U.S. Holder, such distributions, to the extent made out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), generally will constitute dividends for U.S. tax purposes and will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, subject to the discussions below regarding effectively connected income, backup withholding, and foreign accounts. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us with a properly executed IRS Form W-8BEN (in the case of individuals) or IRS Form W-8BEN-E (in the case of entities), or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. We do not intend to adjust our withholding unless such certificates are provided to us or our paying agent before the payment of dividends and are updated as may be required by the IRS. In the case of a Non-U.S. Holder that is an entity, Treasury Regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a Non-U.S. Holder holds our common stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty and you do not timely file the required certification, you may be able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to us (or, if our common stock is held through a financial institution or other agent, to such agent). In general, such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to U.S. residents. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments. Non-U.S. Holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

To the extent distributions on our common stock, if any, exceed our current and accumulated earnings and profits, they will first reduce the Non-U.S. Holder’s adjusted basis in our common stock, but not below zero, and then will be treated as gain to the extent of any excess amount distributed, and taxed in the same manner as gain realized from a sale or other disposition of our common stock as described in the next section.

Gain on Disposition of Our Common Stock

Subject to the discussions below regarding backup withholding and foreign accounts, a Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless (a) the gain is effectively connected with a trade or business of such holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States), (b) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (c) we are or have been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code at any time within the shorter of the five-year period preceding such disposition or such holder’s holding period in our common stock. In general, we would be a United States real property holding corporation if the fair market value of our U.S. real property interests equals or exceeds 50% of the sum of the fair market value of our worldwide real property interests plus our other assets used or held for use in a trade or business. We believe that we have not been and we are not, and do not anticipate becoming, a United States real property holding corporation. Even if we are treated as a United States real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly, and constructively, no more than 5% of our common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the holder’s holding period in our common stock and (2) our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market. There can be no assurance that our common stock will continue to qualify as regularly traded on an established securities market for purposes of these rules. If any gain on your disposition is taxable because we are or become a United States real property holding corporation and your ownership of our common stock exceeds 5%, you will be taxed on such disposition generally in the manner as gain that is effectively connected with the conduct of a U.S. trade or business (subject to the provisions under an applicable income tax treaty), except that the branch profits tax generally will not apply.

If you are a Non-U.S. Holder described in (a) above, you will be required to pay tax on a net income basis at the U.S. federal income tax rates applicable to U.S. Holders, and corporate Non-U.S. Holders described in (a) above may be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are a Non-U.S. Holder described in (b) above, you will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on the net gain derived from the disposition, which gain may be offset by certain U.S.-source capital losses (even though you are not considered a resident of the United States), provided that the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses. Non-U.S. Holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Information Reporting Requirements and Backup Withholding

Information returns are required to be filed with the IRS in connection with distributions on our common stock. Unless you comply with certification procedures to establish that you are not a U.S. person, information returns may also be filed with the IRS in connection with the proceeds from a sale or other disposition of our common stock. You may be subject to backup withholding on payments on our common stock or on the proceeds from a sale or other disposition of our common stock unless you comply with certification procedures to establish that you are not a U.S. person or otherwise establish an exemption. Your provision of a properly executed applicable IRS Form W-8 certifying your non-U.S. status will permit you to avoid backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Foreign Accounts

Sections 1471 through 1474 of the Code (commonly referred to as FATCA) impose a U.S. federal withholding tax of 30% on certain payments, including dividends paid on, and the gross proceeds of a disposition of, our common stock paid to a foreign financial institution (as specifically defined by applicable rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which includes certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). FATCA also generally imposes a federal withholding tax of 30% on certain payments, including dividends paid on, and the gross proceeds of a disposition of, our common stock to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding substantial direct and indirect U.S. owners of the entity. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules.

The U.S. Treasury Department has released proposed regulations which, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a disposition of our common stock. In its preamble to such proposed regulations, the U.S. Treasury Department stated that taxpayers may generally rely on the proposed regulations until final regulations are issued. Non-U.S. Holders are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY RECENT OR PROPOSED CHANGE IN APPLICABLE LAW.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC	4,780,260
Morgan Stanley & Co. LLC	4,780,260
Barclays Capital Inc.	1,912,102
BofA Securities, Inc.	1,434,078
Citigroup Global Markets Inc.	1,434,078
Credit Suisse Securities (USA) LLC	1,434,078
Jefferies LLC	1,434,078
JMP Securities LLC	509,882
Raymond James & Associates, Inc.	509,882
William Blair & Company, L.L.C.	509,882
AmeriVet Securities, Inc.	95,605
Penserra Securities LLC	95,605
Siebert Williams Shank & Co., LLC	95,605
Telsey Advisory Group LLC	95,605

Total	19,121,000

The underwriters are committed to purchase all the shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $0.924 per share. After the initial offering of the shares to the public, if all of the shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to 2,868,150 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The cornerstone investors have indicated an interest in purchasing up to an aggregate of up to $75.0 million each (up to $150.0 million in the aggregate) of the shares of common stock offered in this offering at the initial public offering price. Because this indication of interest is not a binding agreement or commitment to purchase, the cornerstone investors may decide to purchase more, less or no shares of our common stock in this offering, or the underwriters may decide to sell more, less or no shares of our common stock in this offering to the cornerstone investors. The underwriters will receive the same discount from any shares of common stock sold to the cornerstone investors as they will from any other shares of common stock sold to the public in this offering.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $1.54 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$1.54	$1.54
Total	$29,446,340	$33,863,291

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $5,000,000. We have agreed to reimburse the underwriters for certain other expenses in an amount up to $40,000. The underwriters have agreed to reimburse us for certain expenses.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not, subject to certain exceptions, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, loan, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold in this offering.

We and our directors, our executive officers and substantially all of the holders of our outstanding shares of common stock or securities convertible into or exchangeable into shares of our common stock outstanding upon the completion of this offering (the “lock-up parties”), have agreed, subject to certain exceptions, with the underwriters not to, during the period ending 180 days following the date of this prospectus (the “lock-up period”):

(i)

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including without limitation, common stock or such other securities which may be deemed to be beneficially owned by the lock-up party in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition;

(ii)

enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in this clause (ii) or clause (i) above is to be settled by delivery of common stock or such other securities, in cash or otherwise; or

(iii)	make any demand for or exercise any right with respect to the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The lock-up party acknowledges and agrees in the lock-up agreement that the lock-up party is precluded from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (whether by the lock-up party or any other person) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any common stock or any securities convertible or exercisable or exchangeable into common stock, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of such securities, in cash or otherwise. The lock-up party further confirms in the lock-up agreements that it has furnished J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC with the details of any transaction that the lock-up party, or any of its affiliates, is a party to as of the date of the relevant lock-up agreement, which transaction would have been restricted by such lock-up agreement.

Notwithstanding the foregoing, if (a) at least 130 days have elapsed since the date of the public offering, (b) we have issued quarterly earnings releases for the two quarters following the most recent period for which financial statements are included in this prospectus, in each case announced by press release through a major news service, or on a report on Form 8-K, which earnings releases, for this purpose, may not include the reporting of “flash” numbers or preliminary or partial earnings and (c) the lock-up period is scheduled to end during a blackout period (as defined below) or within ten trading days prior to a blackout period, the lock-up period shall end immediately prior to the opening of trading on the tenth trading day prior to the commencement of the blackout period. For this purpose, “blackout period” means a broadly applicable and regularly scheduled period during which trading in our securities would not be permitted under our insider trading policy. For the avoidance of doubt, notwithstanding anything to the contrary, in no event will the lock-up period end earlier than 130 days after the commencement of this public offering.

In addition, if (a) we have issued a quarterly earnings release for the first quarter following the most recent period for which financial statements are included in this prospectus by press release through a major news service, or on a report on Form 8-K, which earnings release, for this purpose, may not include the reporting of “flash” numbers or preliminary or partial earnings and (b) the last reported closing price of our common stock on the exchange on which our common stock is listed is at least 30% greater than the initial public offering price per share set forth on the cover page of this prospectus for at least 10 trading days (including the date on which these conditions are satisfied) in any 15-day consecutive trading day period, then 10% of the aggregate number of shares of common stock owned by the lock-up party or issuable upon exercise of vested equity awards owned by the lock-up party, which percentage shall be calculated based on the lock-up party’s ownership as of the date of this prospectus, will be automatically released from such restrictions immediately prior to the opening of trading on the exchange on which the common stock is listed on the third trading day following the date on which the above conditions are satisfied; provided that if such early release date occurs during a blackout period, such early release date will be delayed until the opening of trading on the first trading day immediately following such blackout period. For the purposes of the lock-up agreements, a “trading day” is a day on which the NYSE or Nasdaq is open for buying and selling securities.

The restrictions described in (i)-(iii) above are subject to certain additional exceptions, including the following transfers of the lock-up party’s common stock or securities convertible into or exercisable or exchangeable for common stock (including without limitation, common stock or such other securities which may be deemed to be beneficially owned by the lock-up party in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant):

(1)	as a bona fide gift or gifts;

(2)	by will or intestacy; provided that any such securities transferred or disposed of by directors or officers shall remain subject to the terms of the lock-up agreement;

(3)

to any trust for the direct or indirect benefit of the lock-up party or the immediate family of the lock-up party, or if a lock-up party is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust in a transaction not including a disposition for value; provided that any shares of such securities transferred or disposed of shall remain subject to the terms of the lock-up agreement; for purposes of the lock-up agreements, “immediate family” shall mean any relationship by blood, current or former marriage, domestic partnership or adoption, not more remote than first cousin;

(4)	to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (1) through (3) above, and in each such case, subject to the same conditions;

(5)	by operation of law pursuant to a final qualified domestic order, divorce settlement, divorce decree or separation agreement or other final court order;

(6)

to us pursuant to agreements under which we have (A) the option to repurchase such shares or (B) a right of first refusal with respect to transfers of such shares upon termination of service of the lock-up party;

(7)

if the lock-up party is a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act) of the lock-up party, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the lock-up party or affiliates of the lock-up party (including, for the avoidance of doubt, where the lock-up party is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), or (B) as part of a distribution, transfer or disposition without consideration by the lock-up party to its stockholders, partners, members or other equity holders;

(8)	that the lock-up acquired (A) in this public offering if the lock-up party is not an officer or director or (B) in open market transactions after the completion of this public offering;

(9)

(A) to us for the purposes of exercising (including for the payment of tax withholdings or remittance payments due as a result of such exercise) on a “net exercise” or “cashless” basis options, warrants or other rights to purchase shares of common stock and (B) in connection with the vesting or settlement of restricted stock units, by way of any transfer to us for the payment of tax withholdings or remittance payments due as a result of the vesting or settlement of such restricted stock units, and/or if the lock-up party is not an officer or director, any transfer of shares of common stock necessary to generate such amount of cash needed for the payment of taxes, including estimated taxes, due as a result of the vesting or settlement of restricted stock units; provided that in all such cases under clause (A) or (B), any such options, warrants, rights or restricted stock units were issued pursuant to equity awards granted under a stock incentive plan or other equity award plan; provided further that any shares of such securities received as a result of such exercise, vesting or settlement shall be subject to the terms of the lock-up agreement;

(10)

pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by our board of directors involving a change of control of the Company in which the acquiring party becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of more than 50% of total voting power of our voting stock following such transaction; provided that all of the securities subject to the lock-up agreement that are not so transferred, sold, tendered or otherwise disposed of remain subject to the lock-up agreement; provided further, that in the event that such tender offer, merger, consolidation or other similar transaction is not completed, the lock-up party’s securities shall remain subject to the provisions of lock-up agreement; or

(11)

in connection with the conversion of outstanding shares of our preferred stock into common stock as described herein relating to this public offering, or any reclassification or conversion of the common stock, provided that any common stock received upon such conversion or reclassification will be subject to the restrictions set forth in this paragraph;

provided that: (i) in the case of any transfer or distribution pursuant to clause (1), (3), (4), (5), and (7), each donee, transferee or distributee must execute and deliver to the Representatives a lock-up agreement; (ii) in the case of any transfer or distribution pursuant to clause (1), (3) or (4), no filing by any party (donor, donee, transferor or transferee) under the Exchange Act, or other public announcement reporting a reduction in beneficial ownership of shares of common stock shall be required or shall be made voluntarily in connection with such transfer or distribution (other than a filing on a Form 5 made after the lock-up period); (iii) in the case of any transfer or distribution pursuant to clause (7) and (8), no filing by any party (donor, donee, transferor or transferee) under the Exchange Act, or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution (other than a filing on a Form 5 made after the lock-up period); and (iv) in the case of any transfer or distribution pursuant to clause (5), (6), (9) and (11), it shall be a condition to such transfer that any filing under Section 16 of the Exchange Act, or other public filing, report or announcement reporting a reduction in beneficial ownership of shares of common stock shall clearly indicate in the footnotes thereto the nature and conditions of such transfer.

Furthermore, notwithstanding the foregoing, the lock-up party may exercise an option or other equity award to purchase shares of common stock or exercise warrants, provided that the shares of common stock issued upon such exercise shall continue to be subject to the restrictions on transfer set forth in the lock-up agreement.

If the lock-up party is an officer or director, (i) at least three business days before the effective date of any release or waiver of the foregoing restrictions in connection with a transfer of shares of common stock, J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC on behalf of the underwriters will notify us of the impending release or waiver, and (ii) we will announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver. Any release or waiver granted by J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC on behalf of the underwriters to any such officer or director shall only be effective two business days after the publication date of such press release. The provisions of this paragraph will not apply if (a) the release or waiver is effected solely to permit a transfer not for consideration and (b) the transferee has agreed in writing to be bound by the same terms described herein to the extent and for the duration that such terms remain in effect at the time of the transfer.

The lock-up agreements do not prevent the lock-up party from establishing any contract, instruction or plan meeting the requirements of Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (1) such contract, instruction or plan does not provide for the sale of securities subject to the lock-up agreement during the lock-up period and (2) no filing by any person under the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with the establishment of such contract, instruction or plan.

J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, in their sole discretion, may release shares of our common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Our common stock is approved for listing/quotation on The Nasdaq Global Select Market under the symbol “LZ”.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be

“covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on The Nasdaq Global Select Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations among us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters considered a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our shares, or that the shares will trade in the public market at or above the initial public offering price.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. An affiliate of J.P. Morgan Securities LLC is the administrative agent and a lender, and an affiliate of Morgan Stanley & Co. LLC is a lender, under our 2018 Credit Facility. The underwriters acted as placement agents in connection with the concurrent private placement and will receive a placement agent fee equal to 5.5% of the total purchase price of the private placement shares. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to prospective investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant State”), no offer of securities which are the subject of the offering contemplated by this prospectus may be made to the public in that Relevant State, other than:

•	at any time to any legal entity which is a “qualified investor” as defined in the Prospectus Regulation;

•	at any time to fewer than 150 natural or legal persons (other than “qualified investors” as defined in the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

•	at any time in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of securities referred to above shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or a supplemental prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to prospective investors in the United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom, or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order or (iv) persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) in connection with the issue or sale of any securities may otherwise lawfully be communicated or be caused to be communicated (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

No offer of securities which are the subject of the offering contemplated by this prospectus may be made to the public in the United Kingdom, other than:

•	at any time to any legal entity which is a “qualified investor” as defined in Article 2 of the UK Prospectus Regulation;

•

at any time to fewer than 150 natural or legal persons (other than “qualified investors” as defined in Article 2 of the UK Prospectus Regulation) in the United Kingdom subject to obtaining the prior consent of the underwriters; or

•	at any time in any other circumstances falling within Section 86 of the FSMA,

provided that no such offer of securities referred to above shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression “an offer of securities to the public” in relation to any securities means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.”

CONCURRENT PRIVATE PLACEMENT

Entities affiliated with TCV will purchase from us in a concurrent private placement, subject to certain conditions, a number of shares of common stock with an aggregate purchase price of approximately $90.0 million, at a price per share equal to the initial public offering price. Based upon the initial public offering price of $28.00 per share, this will be 3,214,285 shares of common stock. The sale of these shares to entities affiliated with TCV will not be registered in this offering. The underwriters acted as placement agents in connection with the concurrent private placement and will receive a placement agent fee equal to 5.5% of the total purchase price of the private placement shares.

LEGAL MATTERS

Our counsel, Cooley LLP, will pass on the validity of the issuance of shares of common stock offered by this prospectus. The underwriters are being represented by Latham & Watkins LLP.

EXPERTS

The financial statements as of December 31, 2019 and 2020 and for the years then ended included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers, like us, that file electronically with the SEC.

Upon completion of this offering, we will become subject to the information reporting requirements of the Exchange Act and, as a result, will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for review on the website of the SEC referred to above. We also maintain a corporate website at www.legalzoom.com. Upon completion of this offering, you may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC, free of charge, at our corporate website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained on, or that can be accessed through, our websites shall not be deemed incorporated into and is not part of this prospectus or the registration statement of which it forms a part, and the inclusion of our website address in this prospectus is an inactive textual reference only.

LEGALZOOM.COM, INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of LegalZoom.com, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of LegalZoom.com, Inc. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations, of comprehensive income, of redeemable convertible preferred stock and stockholders’ deficit and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for revenues from contracts with customers in 2019.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California

April 6, 2021

We have served as the Company’s auditor since 2006.

LegalZoom.com, Inc.

Consolidated Balance Sheets

(In thousands, except par values)

	December 31,
	2019	2020
Assets
Current assets:
Cash and cash equivalents	$49,180	$114,470
Accounts receivable, net of allowance of $2,461 and $5,256	10,175	8,555
Prepaid expenses and other current assets	10,091	10,536

Total current assets	69,446	133,561
Property and equipment, net	60,059	51,374
Goodwill	9,806	11,404
Intangible assets, net	3,078	815
Deferred income taxes	20,250	22,807
Restricted cash equivalent	25,000	25,000
Available-for-sale debt securities	5,528	1,050
Other assets	6,839	6,053

Total assets	$200,006	$252,064

Liabilities, redeemable convertible preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable	$16,763	$28,734
Accrued expenses and other current liabilities	36,426	41,028
Deferred revenue	102,570	127,142
Current portion of long-term debt	2,999	3,029

Total current liabilities	158,758	199,933
Long-term debt, net of current portion	515,391	512,362
Deferred revenue	4,170	2,937
Other liabilities	7,772	16,558

Total liabilities	686,091	731,790

Commitments and contingencies (Note 13)
Series A redeemable convertible preferred stock, $0.001 par value; 30,512 shares authorized at December 31, 2019 and 2020; 23,081 issued and outstanding at December 31, 2019 and 2020	70,906	70,906
Stockholders’ deficit:
Common stock, $0.001 par value; 264,720 shares authorized; 124,382 and 125,037 shares issued and outstanding at December 31, 2019 and 2020, respectively	125	126
Additional paid-in capital	92,916	102,417
Accumulated deficit	(644,305)	(639,348)
Accumulated other comprehensive loss	(5,727)	(13,827)

Total stockholders’ deficit	(556,991)	(550,632)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$200,006	$252,064

The accompanying notes are an integral part of these consolidated financial statements

LegalZoom.com, Inc.

Consolidated Statements of Operations

(In thousands, except per share amounts)

	Year Ended December 31,
	2019	2020
Revenue	$408,380	$470,636
Cost of revenue	136,915	154,563

Gross profit	271,465	316,073
Operating expenses:
Sales and marketing	115,913	171,390
Technology and development	37,204	41,863
General and administrative	57,762	51,017
Impairment of goodwill, long-lived and other assets	14,321	1,105
Loss on sale of business	—	1,764

Total operating expenses	225,200	267,139

Income from operations	46,265	48,934
Interest expense, net	(38,559)	(35,504)
Other income, net	2,577	3,713
Impairment of available-for-sale debt securities of $4,912, net of $94 loss recognized in other comprehensive loss	—	(4,818)

Income before income taxes and income from equity method investment	10,283	12,325
Provision for income taxes	3,161	2,429

Income before income from equity method investment	7,122	9,896
Income from equity method investment	321	—

Net income	$7,443	$9,896

Net income attributable to common stockholders—basic	$5,422	$7,223

Net income attributable to common stockholders—diluted	$5,476	$7,262

Net income per share attributable to common stockholders:
Basic	$0.04	$0.06

Diluted	$0.04	$0.06

Weighted-average shares used to compute net income per share attributable to common stockholders:
Basic	123,826	124,709

Diluted	128,546	127,259

The accompanying notes are an integral part of these consolidated financial statements

LegalZoom.com, Inc.

Consolidated Statements of Comprehensive Income

(In thousands)

	Year Ended December 31,
	2019	2020
Net income	$7,443	$9,896
Other comprehensive loss, net of tax:
Change in foreign currency translation adjustments:	(2,507)	(1,296)

Change in available-for-sale debt securities:
Unrealized gains	565	108
Reclassifications of losses to net income	—	(94)
Reclassification upon conversion into other equity security	(334)	—

Total change in available-for-sale debt securities	231	14
Change in unrealized losses on cash flow hedges:
Unrealized loss on interest rate cap and swaps	(3,847)	(9,578)
Reclassification of prior hedge effectiveness and losses from interest rate cap to net income	—	2,760

Total net changes in cash flow hedges	(3,847)	(6,818)

Total other comprehensive loss	(6,123)	(8,100)

Total comprehensive income	$1,320	$1,796

The accompanying notes are an integral part of these consolidated financial statements

LegalZoom.com, Inc.

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

(In thousands)

	Series A Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (loss)	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 2018	23,081	$70,906	123,617	$124	$92,201	$(649,256)	$396	$(556,535)

Cumulative-effect adjustment upon adoption of ASC 606	—	—	—	—	—	996	—	996
Issuance of common stock upon exercise of stock options	—	—	1,029	1	193	—	—	194
Issuance of common stock upon vesting of restricted stock awards	—	—	263	—	—	—	—	—
Shares surrendered for settlement of minimum statutory tax withholdings	—	—	(357)	—	(3,784)	—	—	(3,784)
Stock-based compensation	—	—	—	—	5,287	—	—	5,287
Net issuance and repayments of full recourse notes receivable	—	—	—	—	(3)	—	—	(3)
Repurchase and retirement of common stock	—	—	(170)	—	—	(1,535)	—	(1,535)
Repurchase of vested stock options and restricted stock units	—	—	—	—	—	(1,953)	—	(1,953)
Special dividends	—	—	—	—	(978)	—	—	(978)
Other comprehensive loss	—	—	—	—	—	—	(6,123)	(6,123)
Net income	—	—	—	—	—	7,443	—	7,443

Balance at December 31, 2019	23,081	$70,906	124,382	$125	$92,916	$(644,305)	$(5,727)	$(556,991)

Issuance of common stock upon exercise of stock options	—	—	1,270	1	599	—	—	600
Issuance of common stock upon vesting of restricted stock awards	—	—	245	—	—	—	—	—
Stock-based compensation	—	—	—	—	12,940	—	—	12,940
Shares surrendered for settlement of minimum statutory tax withholdings	—	—	(371)	—	(3,825)	—	—	(3,825)
Net issuance and repayments of full recourse notes receivable	—	—	—	—	(8)	—	—	(8)
Repurchase and retirement of common stock	—	—	(489)	—	—	(4,939)	—	(4,939)
Special dividends	—	—	—	—	(205)	—	—	(205)
Other comprehensive loss	—	—	—	—	—	—	(8,100)	(8,100)
Net income	—	—	—	—	—	9,896	—	9,896

Balance at December 31, 2020	23,081	$70,906	125,037	$126	$102,417	$(639,348)	$(13,827)	$(550,632)

The accompanying notes are an integral part of these consolidated financial statements

LegalZoom.com, Inc.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2019	2020
Cash flows from operating activities
Net income	$7,443	$9,896
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	16,390	20,097
Amortization of debt issuance costs	2,565	2,591
Amortization of prior hedge effectiveness	—	3,481
Stock-based compensation	5,181	12,894
Impairment of available-for-sale debt securities	—	4,818
Impairment of goodwill and long-lived assets	14,321	1,105
Loss on sale of business	—	1,764
Deferred income taxes	472	1,325
Change in fair value of financial guarantee	1,900	(1,750)
Change in fair value of derivative instruments	439	205
Unrealized foreign exchange gain	(2,572)	(1,755)
Other	(299)	22
Changes in operating assets and liabilities, net of effects of business combination and disposal of business:
Accounts receivable	(413)	954
Prepaid expenses and other current assets	(128)	(799)
Other assets	470	1,153
Accounts payable	3,914	12,416
Accrued expenses and other liabilities	(1,568)	1,418
Income tax payable	(985)	10
Deferred revenue	5,565	23,204

Net cash provided by operating activities	52,695	93,049

Cash flows from investing activities
Acquisition, net of cash acquired	—	(934)
Purchase of property and equipment	(18,349)	(10,587)
Purchase of other equity security	(668)	—
Purchase of available-for-sale debt securities	(2,013)	—
Proceeds from sale of equity method investment	313	—
Sale of business, net of cash sold	—	(1,206)

Net cash used in investing activities	(20,717)	(12,727)

Cash flows from financing activities
Repayment of capital lease obligations	(26)	(31)
Repayment of 2018 Term Loan	(5,350)	(5,350)
Proceeds from 2018 Revolving Facility	—	40,000
Repayment of 2018 Revolving Facility	—	(40,000)
Repayment of hybrid debt	—	(1,249)
Repurchase of common stock	(1,535)	(4,805)
Tender offer costs	—	(145)
Repurchase of common stock and restricted stock units	(927)	—
Payment of special dividends	(877)	(284)

The accompanying notes are an integral part of these consolidated financial statements

LegalZoom.com, Inc.

Consolidated Statements of Cash Flows (continued)

(In thousands)

	Year Ended December 31,
	2019	2020
Payment of deferred purchase consideration	(547)	—
Repurchases of common stock for tax withholding obligations	(3,784)	(3,606)
Proceeds from exercise of stock options	194	381

Net cash used in financing activities	(12,852)	(15,089)

Effect of exchange rate changes on cash, cash equivalents and restricted cash equivalent	(495)	57
Net increase in cash, cash equivalents and restricted cash equivalent	18,631	65,290
Cash, cash equivalents and restricted cash equivalent, at beginning of the period	55,549	74,180

Cash, cash equivalents and restricted cash equivalent, at end of the period	$74,180	$139,470

Supplemental cash flow data
Cash paid during the year for:
Interest	$37,276	$27,864
Income taxes	1,469	1,485

Reconciliation of cash, cash equivalents, and restricted cash equivalent reported in the consolidated balance sheets
Cash and cash equivalents	$49,180	$114,470
Restricted cash equivalent	25,000	25,000

Total cash, cash equivalents, and restricted cash equivalent shown in the consolidated statements of cash flows	$74,180	$139,470

Non-cash investing and financing activities
Purchase of property and equipment included in accounts payable and accrued expenses and other current liabilities	$1,268	$717
Conversion of available-for-sale debt security into other equity security	791	—
Change in fair value of hedged interest rate swaps and interest rate cap	5,234	412
Transfer of interest rate swaps derivative liability to hybrid debt	—	12,345
Contingent consideration for business acquired	—	1,250

The accompanying notes are an integral part of these consolidated financial statements

LegalZoom.com, Inc.

Notes to Consolidated Financial Statements

(In thousands)

Note 1. Description of the Business

LegalZoom.com, Inc., was initially formed as a California corporation in 1999 and reincorporated as a Delaware corporation in 2007. LegalZoom.com, Inc., and its wholly owned subsidiaries, or referred to herein as “we,” “us,” or “our” has its executive headquarters in Glendale, California, its operational headquarters in Austin, Texas and additional locations in Frisco, Texas and London in the United Kingdom, or U.K. We are a provider of services that meet the legal needs of small businesses and consumers. We offer a broad portfolio of legal services through our online legal platform that customers can tailor to their specific needs. In the United States, or U.S., we also offer several subscription services, including legal plans through which businesses and consumers can be connected to an experienced attorney licensed in their jurisdiction, registered agent services, tax and compliance services and unlimited access to our forms library.

Note 2. Summary of Significant Accounting Policies

A summary of the significant accounting policies we follow in the preparation of the accompanying consolidated financial statements is set forth below.

Basis of Presentation and Consolidation

The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America, or GAAP. All intercompany balances and transactions have been eliminated in consolidation.

On occasion, we enter into relationships or investments with other entities that may be a variable interest entity, or VIE. We analyze our interests, including agreements, loans, guarantees, and equity investments on a periodic basis to determine if such interests are variable interests. If variable interests are identified, then the related entity is assessed to determine if it is a VIE. If we determine that the entity is a VIE, we then assess if we must consolidate the VIE as the primary beneficiary. Our determination of whether we are the primary beneficiary is based upon qualitative and quantitative analyses, which assess the purpose and design of the VIE, the nature of the VIE’s risks and the risks that we absorb, the power to direct activities that most significantly impact the economic performance of the VIE, and the obligation to absorb losses or the right to receive benefits that could be significant to the VIE.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expenses, and related disclosures of contingent liabilities in the consolidated financial statements and accompanying notes. Estimates are used for, however not limited to, revenue recognition, sales allowances and credit reserves, available-for-sale debt securities, valuation of long-lived assets and goodwill, income taxes, commitments and contingencies, valuation of assets and liabilities acquired in business combinations, fair value of derivative instruments and stock-based compensation. Actual results could differ materially from those estimates.

The extent to which COVID-19 impacts our business and financial results will depend on numerous continuously evolving factors including, but not limited to, the magnitude and duration of COVID-19, including resurgences; the impact on our employees; the extent to which it will impact worldwide macroeconomic conditions, including interest rates, employment rates, and health insurance coverage; the speed and degree of the anticipated recovery, as well as variability in such recovery across different geographies, industries, and markets;

and governmental and business reactions to the pandemic. We assessed certain accounting matters that generally require consideration of forecasted financial information in context with the information reasonably available to us and the unknown future impacts of COVID-19 as of December 31, 2020 and through the date of issuance of these consolidated financial statements. The accounting matters assessed included, but were not limited to, our allowance for doubtful accounts, sales allowances, and the carrying value of goodwill and other long-lived assets. While there was not a material impact on our consolidated financial statements at and for the year ended December 31, 2020, our future assessment of the magnitude and duration of COVID-19, as well as other factors, could result in material impacts to our consolidated financial statements in future reporting periods.

Business Combinations

The results of businesses acquired in a business combination are included in our consolidated financial statements from the date of the acquisition. Purchase accounting results in assets and liabilities of an acquired business being recorded at their estimated fair values on the acquisition date. Any excess purchase consideration over the fair value of assets acquired and liabilities assumed is recognized as goodwill.

We perform valuations of assets acquired and liabilities assumed for an acquisition and allocate the purchase price to their respective net tangible and intangible assets. Determining the fair value of assets acquired and liabilities assumed requires management to use significant judgment and estimates including the selection of valuation methodologies, estimates of future revenue and cash flows, discount rates and selection of comparable companies. We generally engage the assistance of a third-party valuation firm in determining fair values of assets acquired and liabilities assumed and contingent consideration, if any, in a business combination.

Transaction costs associated with business combinations are expensed as incurred and are included in general and administrative expenses in the accompanying consolidated statements of operations.

Segment and Geographic Information

Our Chief Executive Officer, as the Chief Operating Decision Maker, or CODM, organizes our company, manages resource allocations, and measures performance on the basis of one operating segment.

Revenue outside of the United States, based on the location of the customer, represented 4% and 1% of our consolidated revenue for 2019 and 2020, respectively. Our property and equipment located outside of the United States was 3% and 1% of our consolidated property and equipment as of December 31, 2019 and 2020, respectively.

Foreign Currency

The British Pound Sterling, or GBP, is the functional currency for our foreign subsidiaries. The financial statements of these foreign subsidiaries are translated to U.S. Dollars using period-end rates of exchange for assets and liabilities, historical rates of exchange for equity, and average rates of exchange for the period for revenue and expenses. Translation gains and losses are recorded in accumulated other comprehensive income (loss) as a component of our consolidated statements of redeemable convertible preferred stock and stockholders’ deficit. We recognized foreign currency transaction gains of $2.6 million and $1.8 million in 2019 and 2020, respectively.

Fair Value Measurements

Fair value is defined as the price that would be received from selling an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The standard establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The fair value hierarchy is as follows:

Level 1 —	Quoted prices in active markets for identical assets and liabilities.

Level 2 —	Quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly.

Level 3 —	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

At December 31, 2019 and 2020, our financial assets and liabilities recorded at fair value on a recurring basis consist of cash equivalents, a restricted cash equivalent, available-for-sale debt securities, interest rate swaps, an interest rate cap and a financial guarantee derivative. Cash equivalents and the restricted cash equivalent consist of money market funds valued using quoted prices in active markets, which represents Level 1 inputs in the fair value hierarchy. Our interest rate swaps and interest rate cap are valued using observable market inputs including the London Interbank Offered Rate, or LIBOR, swap rates and third-party dealer quotes, which represent Level 2 inputs in the fair value hierarchy. The available-for-sale debt securities and financial guarantee derivative are valued using a Monte Carlo simulation, which include inputs that represent Level 3 inputs in the fair value hierarchy.

The carrying amounts of accounts receivable, accounts payable and accrued expenses and other current liabilities approximate fair values because of the short-term nature of these items. The fair value of our long-term debt is estimated by using quoted or sales prices of similar debt instruments, which represent Level 2 inputs in the fair value hierarchy.

Concentrations of Credit Risk

We maintain accounts in U.S. and U.K. banks with funds insured by the Federal Deposit Insurance Corporation, or FDIC, and the Financial Services Compensation Scheme, or FSCS, respectively. Our bank accounts may, at times, exceed the FDIC and FSCS insured limits. Financial instruments that potentially subject us to credit risk consist principally of cash and cash equivalents. Management believes that we are not exposed to any significant credit risk related to our cash or cash equivalents and have not experienced any losses in such accounts.

Due to a large and diverse customer base, no individual customer represented more than 1% of total revenue in 2019 or 2020, respectively. At December 31, 2019 and 2020, there was one customer with an outstanding balance of 26% and 20% of our accounts receivable balances, respectively.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with original maturities of ninety days or less from the date of purchase. At December 31, 2019, and 2020, our cash consisted of bank account deposits and our cash equivalents consisted of $5.1 million and $5.2 million invested in money market funds, respectively.

Restricted Cash Equivalent

Our restricted cash equivalent balance of $25.0 million as of December 31, 2019 and 2020 represents cash required to be held as collateral by a financial institution to guarantee up to half of a $50.0 million personal loan provided by the financial institution to a former executive officer. The restriction lapses upon the repayment of the personal loan, which matures in September 2022. At December 31, 2019 and 2020, our restricted cash equivalent of $25.0 million was invested in a money market fund with the same financial institution.

Accounts Receivable and Related Allowances

Our accounts receivable balance, which is not collateralized and does not bear interest, primarily consists of amounts receivable from our credit and debit card merchant processors, customer receivables, and fees due from third-parties for services purchased by our customers from such third-parties. We reduce our accounts receivable for sales allowances and a reserve for potentially uncollectible receivables. We determine the amount of the allowances based on various factors including historical collection experience, the age of the accounts receivable balances, credit quality of our customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect our ability to collect from customers. Account balances are charged off against the allowance when we determine that it is not probable we will collect the receivable.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Repairs and maintenance are expensed as incurred whereas significant renewals and enhancements are capitalized. When assets are retired or otherwise disposed of, the cost and the related accumulated depreciation are removed from the respective accounts and any resulting gain or loss is reflected in our results of operations. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets as follows:

Useful Life (Years)
Purchased and internal-use software	3
Building and building improvements	5–30
Land improvements	7
Furniture and office equipment	5
Computer hardware	3
Land	Indefinite
Leasehold improvements	Shorter of lease term or useful life

Internal-use Software

Software development costs include costs to develop software to be used to meet internal needs and applications used to deliver our services. We capitalize development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed and the software will be used to perform the function intended. We amortize internal-use software costs on a straight-line basis over their estimated useful life of three years commencing when the internal-use software is substantially complete and ready for its intended purpose. Costs related to development of internal-use software are included in the accompanying consolidated balance sheets in property and equipment, net.

Intangible Assets and Other Long-Lived Assets

Intangible assets are stated at cost, net of accumulated amortization. Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives, which approximates the pattern in which the economic benefits are consumed. We amortize our intangible assets over an estimated useful life of three years.

We assess the impairment of long-lived assets, which consist primarily of property and equipment, intangible assets, and capitalized internal-use software costs, whenever events or changes in circumstances indicate that such assets might be impaired and the carrying value may not be recoverable. Impairment testing is performed at an asset level that represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities, or an asset group. If an asset group is considered impaired, an impairment loss equal to the excess of the asset group’s carrying value over their fair value is recorded. Fair value is determined based on the present value of estimated expected future cash flows using a discount rate commensurate with the risk involved, quoted market prices, or appraised values, depending on the nature of the assets.

Goodwill

Goodwill represents the excess of the aggregate fair value of the consideration transferred in a business combination over the fair value of the assets acquired, net of liabilities assumed. Goodwill is not amortized, however, it is subject to impairment testing at the reporting unit level annually during the fourth quarter of our fiscal year or more frequently if events or changes in circumstances indicate that goodwill may be impaired.

In assessing impairment, we have the option to first assess qualitative factors to determine whether or not a reporting unit is impaired. Alternatively, we may perform a quantitative impairment assessment or if the qualitative assessment indicates that it is more-likely-than-not that the reporting unit’s fair value is less than its carrying amount, a quantitative analysis is required. The quantitative analysis compares the estimated fair value of the reporting unit with its respective carrying amount, including goodwill. If the estimated fair value of the reporting unit exceeds its carrying amount including goodwill, goodwill is considered not to be impaired. If the fair value is less than the carrying amount including goodwill, then a goodwill impairment charge is recorded by the amount that the carrying value exceeds the fair value, up to the carrying amount of goodwill.

Derivative Financial Instruments

Derivative financial instruments, which include interest rate swaps, an interest rate cap, and a financial guarantee relating to a former executive officer, are recorded at fair value. For derivatives that qualify for hedge accounting, specifically as cash flow hedges, the change in fair value of the derivatives is recorded as an unrealized gain (loss), net of taxes, in the accompanying consolidated statements of comprehensive income. For derivatives that do not qualify for hedge accounting, the change in the fair value of our derivatives related to our long-term debt are recorded in interest expense, net, and the change in the fair value of our financial guarantee is recorded in other income, net, in the accompanying consolidated statements of operations.

Available-for-sale Debt Securities

At December 31, 2019 and 2020, we held long-term investments in two companies through the purchase of convertible promissory notes. These investments are classified as available-for-sale debt securities and the changes in fair values of these securities are recognized in other comprehensive loss, net of tax, in the accompanying consolidated statements of comprehensive income. We periodically review our available-for-sale debt securities to determine if there has been an other-than-temporary decline in fair value. If the impairment is deemed other-than-temporary, the portion of the impairment related to credit losses is recognized in the accompanying consolidated statements of operations, and the portion related to non-credit related losses is recognized in other comprehensive loss. In 2020, we recorded an other-than-temporary impairment of an available-for-sale debt security of $4.9 million, of which $4.8 million was recognized as other expense in our statement of operations and $0.1 million was recognized in other comprehensive loss.

Equity Method Investments

We have investments in common stock or in-substance common stock of certain entities. Investments through which we exercise significant influence but do not have control over the affiliates are accounted for under the equity method. Our proportional share of affiliate earnings or losses are included in income from equity method investment in our consolidated statements of operations. Losses in affiliates are recorded until the carrying value of our investment is reduced to zero. Investments accounted for under the equity method are not material, individually or in the aggregate, to our financial position, results of operations or cash flows for any period presented.

Investments in Other Equity Securities

We hold investments in equity securities of certain privately held companies, which do not have readily determinable fair values. We have elected to measure these non-marketable investments at cost, with remeasurements to fair value only upon the occurrence of observable price changes in orderly transactions for the identical or similar securities of the same issuer, or in the event of any impairment. This election is reassessed each reporting period to determine whether a non-marketable equity security has a readily determinable fair value, in which case they would no longer be eligible for this election. We evaluate our non-marketable equity securities for impairment at each reporting period based on a qualitative assessment that considers various potential impairment indicators. If an impairment exists, a loss is recognized in the consolidated statements of operations for the amount by which the carrying value exceeds the fair value of the investment. We include investments in equity securities within other assets in the accompanying consolidated balance sheets.

Operating and Capital Leases

For operating leases, we record rent expense on a straight-line basis over the lease term. Some of our lease arrangements provide for concessions by the landlords, including payments for leasehold improvements and rent-free periods. We account for the difference between the straight-line rent expense and rent paid as a deferred rent liability.

We also lease certain equipment under capital lease arrangements. The assets and liabilities under capital lease are recorded at the lesser of the present value of aggregate future minimum lease payments, including estimated bargain purchase options, or the fair value of the asset under lease. Assets under capital leases are amortized using the straight-line method over the estimated useful lives of the assets. Capital lease obligations, which are not material as of December 31, 2019 and 2020, are included in other liabilities in the accompanying consolidated balance sheets.

Debt Issuance Costs

Debt issuance costs associated with our term loans are deducted from the carrying value of current and long-term debt in the accompanying consolidated balance sheets and are amortized over the term of the loan using the effective interest method. Debt issuance costs associated with revolving facilities are classified as other assets in the accompanying consolidated balance sheets and are amortized over the term of the respective facility on a straight-line basis. Debt issuance costs are amortized to interest expense, net in the accompanying consolidated statements of operations.

Deferred Offering Costs

We record certain legal, accounting, and other third-party fees in other assets that are directly associated with in-process equity financings until such financings are consummated. After consummation, these costs are recorded in stockholders’ deficit as a reduction from the proceeds of the offering. Should the equity financing no longer be considered probable of being consummated, the deferred offering costs are expensed in the consolidated statements of operations within income from operations. In 2019, we expensed $3.7 million related to a stock offering, which was not consummated. There were no deferred offering costs as of December 31, 2020.

Revenue Recognition

We derive our revenue from the following sources:

Transaction revenue—Transaction revenue is primarily generated from our customized legal document services upon fulfillment of these services. Transaction revenue includes filing fees and is net of cancellations, promotional discounts and sales allowances. Until April 2020, when we ceased providing such services, we also generated transaction revenue from our residential and commercial conveyancing business in the United Kingdom and revenue for these services was recognized when delivered to the customer. In addition, until July 2019, when we ceased providing such services, we generated revenue from litigation services in the United Kingdom, and we recognized this revenue based on the time incurred by the attorneys at their market billing rates. In 2020, we commenced providing tax advice and filing services in the United States, which are recognized at the point in time when the customer’s tax return is filed and accepted by the applicable government authority.

Subscription revenue—Subscription revenue is generated primarily from subscriptions to our registered agent services, compliance packages, attorney advice, and legal forms services, in addition to software-as-a-service, or SaaS, subscriptions in the United Kingdom. In the fourth quarter of 2020, we commenced providing tax, bookkeeping and payroll subscription services. We recognize revenue from our subscriptions ratably over the subscription term. Subscription terms generally range from thirty days to one year. Subscription revenue includes the value allocated to bundled free-trials for our subscription services and is net of promotional discounts, cancellations, sales allowances and credit reserves and payments to third-party service providers such as legal plan law firms and tax service providers.

Partner revenue—Partner revenue consists primarily of one-time or recurring fees earned from third-party providers from leads generated to such providers through our online legal platform. Revenue is recognized when the related performance-based criteria have been met. We assess whether performance criteria have been met on a cost-per-click or cost-per-action basis.

Revenue from our transaction, subscription and partner revenue is as follows (in thousands):

	Year Ended December 31,
	2019	2020
Transaction	$168,305	$212,114
Subscription	206,447	229,840
Partner	33,628	28,682

Total revenue	$408,380	$470,636

We adopted Financial Accounting Standards Board, or FASB, Accounting Standard Codification, or ASC, No. 606, Revenue from Contracts with Customers, or ASC 606, on a modified retrospective basis on January 1, 2019. The adoption of ASC 606 resulted in a cumulative adjustment to accumulated deficit of $1.0 million. We determine revenue recognition through the following five steps: identification of a contract with a customer; identification of the performance obligations in the contract; determination of the transaction price; allocation of the transaction price to the performance obligations in the contract; and recognition of revenue when or as the performance obligations are satisfied.

Our customers generally pay for transactions in advance by credit or debit card except for certain services provided under installment plans where we allow customers to pay for their order in two or three equal payments. The first installment due under the installment plans is charged to the customer’s debit or credit card on the date the order is placed, and the remaining installments are generally charged on a monthly basis thereafter. We recognize revenue for the amount we expect to be entitled to for providing the services to our customers. The total fees collected by us for our services include, as applicable, expedited services fees, government filing fees, and shipping fees.

Subscription services are generally paid monthly or annually in advance of the subscription period except for SaaS services in the United Kingdom which are invoiced monthly in arrears. Amounts collected in advance of revenue recognition are recorded in deferred revenue. Customers may pay for services, however, may not provide the necessary information to complete a transaction. We attempt to contact the customer to complete the abandoned order. We recognize revenue on abandoned services, or breakage, when it is likely to occur and the amount can be recognized without significant risk of reversal. We recognize breakage in proportion to the pattern of rights exercised by the customer. Judgment is required to determine the amount of breakage and when breakage is likely to occur, which we estimate based on historical data of breakage for similar services.

Services we offer can generally either be purchased on a stand-alone basis or bundled together as part of a package of services. Accordingly, a significant number of our arrangements include multiple performance obligations, such as the preparation of legal documents combined with related document revision, document storage, registered agent services, and free trial periods of our legal plans. At contract inception, we assess the services promised in our contracts with customers and identify performance obligations for each promise to transfer to the customer a service or bundle of services that is distinct. The identification of distinct performance obligations within our packages may require significant judgment.

The transaction price allocated to each separate performance obligation represents the amount of consideration to which we expect to be entitled in exchange for the services we provide. The transaction price is based on the contractual amounts in our contracts and is reduced for estimated sales allowances for price concessions, charge-backs, sales credits and refunds, which are accounted for as variable consideration when estimating the amount of revenue to recognize. We only include variable consideration in the transaction price to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. We estimate sales allowances using the expected value method. We recognize a liability or a reduction of accounts receivable, and a reduction to revenue based on the estimated amount of sales allowances. We record sales allowances as a reduction of accounts receivable where we expect not to collect the full amount of the outstanding accounts receivable and we record sales allowances as a liability for estimated refunds or credits where we have collected the amounts due from the customer. We have established a sufficient history of estimating sales allowances given the large number of homogeneous transactions. The majority of our allowances and reserves are known within a relatively short period of time following our balance sheet date. The estimated provision for sales allowances has varied from actual results within ranges consistent with management’s expectations. The transaction price excludes sales taxes.

Contracts with our customers may include options to purchase additional future services, and in the case of subscription services, options to auto-renew the subscription service. Additional consideration attributable to either the option to purchase additional future services or the option to renew are excluded from the transaction price until such time that the option is exercised, unless these options provide a material right to the customer.

For arrangements that contain multiple performance obligations, such as our bundled arrangements, we allocate the transaction price to each performance obligation based on estimates of the standalone selling price of each performance obligation within the bundle. For the services we sell on a standalone basis, we use the sales price of these services in the allocation of the transaction price in bundled arrangements. Where we do not sell the service on a standalone basis, we estimate the standalone selling price based on the adjusted market assessment approach or the expected cost plus a margin approach when market information is not observable. In these cases, the determination of the standalone selling price may require significant judgment.

We recognize revenue when we satisfy the performance obligation by transferring the promised good or service to the customer. For our transaction-based services, we generally recognize revenue at a point-in-time when the services are delivered to the customer. For our subscription-based services we recognize revenue on a straight-line basis over the subscription term. For our partner-based services, we recognize revenue at a point-in-time when the related performance-based criteria have been met.

We do not have significant financing components in arrangements with our customers.

Principal Agent Considerations

In certain of our arrangements, another party may be involved in providing services to our customer. We evaluate whether we can recognize revenue gross as a principal or net as an agent. We record revenue on a gross basis when we are the principal in the arrangement. To determine whether we are a principal or an agent, we identify the specified good or service to be provided to the customer and assess whether we control the specified good or service before that good or service is transferred to the customer. We evaluate a number of indicators of whether we control the good or service before it is transferred to the customer, including whether we have primary fulfillment responsibility and obligation to perform the services being sold to the customer; we have latitude in establishing the sales price; and we have inventory risk.

In arrangements in which we are the principal, we record as revenue the amounts we have billed to our customer, net of sales allowance, and we record the fee payable to the third-party as cost of revenue. We are the principal in most of our legal document preparation and registered agent services, including legal entity formations and similar arrangements and conveyancing and formation services in the United Kingdom. For these services, revenue includes filing and similar fees.

In arrangements in which we are not the principal, we record revenue on a net basis, which is equal to the amount billed to our customer, net of sales allowances and the fee payable to the third-party or partner that is primarily responsible for performing the services for the customer. We are not a law firm in the United States and cannot provide legal advice through our U.S. entities, therefore the participating independent law firms in our legal plans control the service to the customer and have the primary service obligation to provide attorney consultations to our customers, for which we pay the law firms a monthly fee. For these arrangements, we recognize revenue on a net basis as an agent. Since 2016, our Alternative Business Structure, or ABS, subsidiary in the United Kingdom began offering legal advisory services that were marketed through our website. Our ABS provides independent legal advice to our customers and is directly responsible for, and controls the fulfillment of, the legal services. Accordingly, for services provided by our ABS, we recognize revenue as the principal. For other services provided by third parties, including deed transfer, accounting, tax, credit monitoring, business data protection and logo design services, revenue is recognized net of fees payable to third parties. For partner revenue, we receive a fee for the referral of our customer to the partner or we retain a portion of the fee paid by the customer and share the remainder with the partner. Our partner controls the service to the customer and the partner is responsible for fulfilling the referred service to the customer; accordingly, we recognize revenue for these arrangements on a net basis.

Revenue includes shipping and handling fees charged to customers.

Cost of Revenue

Cost of revenue includes all costs of providing and fulfilling our services. Cost of revenue primarily includes government filing fees; costs of fulfillment, customer care, including the cost of credentialed professionals for tax, bookkeeping and payroll services, and related benefits, including stock-based compensation, and costs of independent contractors for document preparation; telecommunications and data center costs, amortization of acquired developed technology, depreciation and amortization of network computers, equipment and internal-use software; printing, shipping and handling charges; credit and debit card fees; allocated overhead; legal document kit expenses; and sales and use taxes. We defer direct and incremental costs primarily related to government filing fees incurred prior to the associated service meeting the criteria for revenue recognition. These contract assets are recognized as cost of revenue in the same period the related revenue is recognized. At December 31, 2019 and 2020, there was $1.9 million and $2.0 million, respectively, in deferred cost of revenue included in prepaid expenses and other current assets in the accompanying consolidated balance sheets. Filing fees of $50.7 million and $64.5 million were recorded in cost of revenue in the accompanying consolidated statements of operations for 2019 and 2020, respectively.

Sales and Marketing Expenses

Sales and marketing expenses consist of customer acquisition media costs; compensation and related benefits, including stock-based compensation for marketing and sales personnel; media production; public relations and other promotional activities; general business development activities; an allocation of depreciation and amortization and allocated overhead. Customer acquisition media costs consist primarily of search engine marketing, television and radio costs. Marketing and advertising costs to promote our services are expensed in the period incurred. Media production costs are expensed the first time the advertisement is aired. Advertising expenses were $67.2 million and $119.2 million for 2019 and 2020, respectively.

Technology and Development Expenses

Technology and development expenses consist primarily of personnel costs and related benefits, including stock-based compensation, expenses for outside consultants, an allocation of depreciation and amortization and allocated overhead. These expenses include costs incurred in the development and implementation of our websites, mobile applications, online legal platform, research and development and related infrastructure. Technology and development expenses are expensed as incurred, except to the extent that such costs are associated with internal-use software costs that qualify for capitalization as previously described under Internal-use Software.

General and Administrative Expenses

Our general and administrative expenses relate primarily to compensation and related benefits, including stock-based compensation, for executive and corporate personnel, professional and consulting fees, an allocation of depreciation and amortization, allocated overhead and legal costs.

Stock-based Compensation

We estimate the fair value of employee stock-based payment awards on the grant-date and recognize the resulting fair value, net of estimated forfeitures, over the requisite service period. We use the Black-Scholes option pricing model for estimating the fair value of options granted under our stock option plans that vest based on service and performance conditions. The fair value of restricted stock units, or RSUs, that vest based on service and performance conditions is determined based on the value of the underlying common stock at the date of grant. For awards that contain market conditions, we estimate the fair value using a Monte Carlo simulation model. We record expense for awards that contain performance conditions only to the extent that we determine it is probable that the performance condition will be achieved. Expense for awards containing market conditions is not reversed even if the market condition is not achieved. We have elected to treat stock-based payment awards with graded vesting schedules and time-based service conditions as a single award and recognize stock-based compensation on a straight-line basis, net of estimated forfeitures, over the requisite service period. Awards with performance or market conditions are recognized using graded vesting.

The Black-Scholes option pricing model and the Monte Carlo simulation model requires us to make certain assumptions including the fair value of the underlying common stock, the expected term, the expected volatility, the risk-free interest rate and the dividend yield.

The fair value of the shares of common stock underlying the stock options has historically been determined by the Board of Directors. Because there has been no public market for our common stock, the Board of Directors has determined the fair value of the common stock at the time of the grant of options and RSUs by considering a number of objective and subjective factors including valuation of comparable companies, sales of common stock to unrelated third parties, operating and financial performance and general and industry-specific economic outlook, amongst other factors. The fair value of the underlying common stock will be determined by the Board of Directors until such time as and if our common stock is listed on an established stock exchange or national market system. The fair value was determined in accordance with applicable elements of the practice aid issued by the American Institute of Certified Public Accountants titled Valuation of Privately Held Company Equity Securities Issued as Compensation.

The expected term of employee stock options represents the weighted-average period that the stock options are expected to remain outstanding. The expected term of options granted is estimated based upon actual historical exercise and post-vesting cancellations, adjusted for expected future exercise behavior.

Because our common stock has no publicly traded history, we estimate the expected volatility from the historical volatility of selected public companies with comparable characteristics to us, including similarity in size, lines of business, market capitalization and revenue and financial leverage. We determine the expected volatility assumption using the frequency of daily historical prices of comparable public company’s common stock for a period equal to the expected term of the options. We periodically assess the comparable companies and other relevant factors used to measure expected volatility for future stock option grants.

The risk-free interest rate assumption is based upon observed interest rates on the U.S. government securities appropriate for the expected term of our stock options.

The dividend yield assumption is based on our history and expectation of dividend payouts. Other than the special dividends declared in periods prior to these financial statements, which resulted in corresponding reductions in the exercise price of the stock options, we have never declared or paid any cash dividends on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future.

Stock-based compensation expense is recognized based on awards that are ultimately expected to vest.

Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures are estimated based on our historical experience and future expectations.

The determination of stock-based compensation is inherently uncertain and subjective and involves the application of valuation models and assumptions requiring the use of judgment. If we had made different assumptions, our stock-based compensation expense, and our net income for 2019 and 2020, may have been materially different.

Loss Contingencies

We record loss contingencies in our consolidated financial statements in the period when they are probable and reasonably estimable. If the amount is probable and we are able to reasonably estimate a range of loss, we accrue the amount that is the best estimate within that range, and if no amount is better than any other in the range, we record the amount at the low end in the range. We disclose those contingencies that we believe are at least reasonably possible but not probable regardless of whether they are reasonably estimable. The likelihood of a loss is determined using several factors including the nature of the matter, advice of our internal and external counsel, previous experience and historical and relevant information available to us. The determination of the likelihood of loss or the range of loss requires significant management judgment. We expense legal costs for defending legal proceedings as incurred.

Income Taxes

We account for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our consolidated financial statements. Deferred income tax assets and liabilities are measured using enacted tax rates anticipated to be in effect when those tax assets and liabilities are expected to be realized or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the consolidated statements of operations in the period that includes the enactment date.

We make judgments in evaluating whether deferred tax assets will be recovered from future taxable income. A valuation allowance is established if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. We consider all available evidence, both positive and negative, including historical levels of income, expectations and risk associated with estimates of future taxable income in assessing the need for a valuation allowance. If our assumptions and consequently our estimates, change in the future, the valuation allowance may be increased or decreased, resulting in an increase or decrease, which may be material, to our provision for income taxes and the related impact on our net income.

We recognize tax benefits from an uncertain position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits. If this threshold is met, we measure the tax benefit as the largest amount of the benefit that is greater than fifty percent likely to be realized upon ultimate settlement. We recognize penalties and interest accrued with respect to uncertain tax positions as a component of the income tax provision. At December 31, 2019 and 2020, accrued penalties and interest related to uncertain tax positions were not material.

Net Income Per Share Attributable to Common Stockholders

We apply the two-class method for calculating net income per share. Under the two-class method, in periods where we generate net income, net income is allocated between common stock and other participating securities based on their participation rights. Our participating securities consist of redeemable convertible preferred stock, which participate in dividends, if declared. For periods in which we report a net loss, the participating securities are not contractually obligated to share in our losses, and accordingly, no loss is allocated to the participating securities. Basic net income per share is calculated by dividing net income attributable to common stockholders by the weighted-average number of shares of common stock outstanding, net of unvested restricted stock, if any, during the period. We compute diluted net income per share under the two-class method where income is reallocated between common stock, potential common stock and participating securities. Potential common stock includes stock options, restricted stock and RSUs computed using the treasury stock method.

Recent Accounting Pronouncements

Under the Jumpstart our Business Startups Act, or JOBS Act, we meet the definition of an emerging growth company. We have elected to use the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act. As a result, our financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective date for new or revised accounting standards that are applicable to public companies. To the extent that we no longer qualify as an emerging growth company we will be required to adopt certain accounting pronouncements earlier than the adoption dates disclosed below which are for non-public business entities.

Recently Adopted Accounting Pronouncements

In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. The guidance simplifies the accounting for share-based payments made to non-employees so the accounting for such payments is substantially the same as those made to employees. The Update is effective for our fiscal year beginning January 1, 2020 and interim periods within our fiscal year beginning after January 1, 2021. Early adoption is permitted, however, no earlier than the adoption date of ASC 606. We adopted this Update on January 1, 2020. The adoption of this Update did not have a material impact on our consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The Update modifies the disclosure requirements in Topic 820, Fair Value Measurement, by removing certain disclosure requirements related to the fair value hierarchy, modifying existing disclosure requirements related to measurement uncertainty and adding new disclosure requirements, such as disclosing the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and disclosing the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. The Update is effective for our annual and interim periods beginning on January 1, 2020. We adopted this Update on January 1, 2020. The adoption of this Update did not have a material impact on our consolidated financial statements.

In October 2018, the FASB issued ASU No. 2018-16, Derivatives and Hedging (Topic 815): Inclusion of the Secured Overnight Financing Rate (SOFR) Overnight Index Swap (OIS) Rate as a Benchmark for Hedge

Accounting Purposes. This Update permits use of the overnight index swap rate based on the secured overnight financing rate as a U.S. benchmark interest rate for hedge accounting purposes. The Update is effective for our fiscal year beginning on January 1, 2020, concurrently with ASU 2017-12. We adopted this Update on January 1, 2020. The adoption of this Update did not have a material impact on our consolidated financial statements.

Accounting Pronouncements Not Yet Adopted

In February 2016, the FASB issued ASU No. 2016-02, Leases, or ASU 2016-02. The guidance requires lessees to recognize most leases as right of use assets and lease liabilities on the balance sheet and also requires additional qualitative and quantitative disclosures to enable users to understand the amount, timing and uncertainty of cash flows arising from leases. The original guidance required application on a modified retrospective basis to the earliest period presented. In August 2018, the FASB issued ASU 2018-11, Leases (Topic 842): Targeted Improvements, which includes an option to not restate comparative periods in transition, however, to elect to use the effective date of ASU 2016-02, as the date of initial application of transition. In March 2019, the FASB issued ASU No. 2019-01, Leases (Topic 842): Codification Improvements, which made further targeted improvements including clarification regarding the determination of fair value of lease assets and liabilities and statement of cash flows and presentation guidance. In June 2020, FASB issued ASU 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, which extended the effective date of this guidance for non-public entities to fiscal years beginning after December 15, 2021. The Update is effective for our annual reporting period beginning on January 1, 2022. We are currently evaluating the impacts the adoption of these Updates will have on our consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit losses: Measurement of Credit Losses on Financial Instruments (Topic 326), or ASU 2016-13, as amended, which revises the impairment model to utilize an expected loss methodology in place of the currently used incurred loss methodology, which will result in more timely recognition of losses on financial instruments, including, but not limited to, available-for-sale debt securities and accounts receivable. These Updates are effective for our annual reporting period beginning on January 1, 2023. We are currently evaluating the impacts the adoption of these Updates will have on our consolidated financial statements.

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848)—Facilitation of the Effects of Reference Rate Reform on Financial Reporting, that provides optional relief to applying reference rate reform to contracts, hedging relationships, and other transactions that reference LIBOR, which will be discontinued by the end of 2021. Also, in January 2021, the FASB issued ASU No. 2021-01, Reference Rate Reform (Topic 848)—Scope, to clarify that cash flow hedges are eligible for certain optional expedients and exceptions for the application of subsequent assessment methods to assume perfect effectiveness as previously presented in ASU 2020-04. The amendments in these Updates are effective immediately and may be applied through December 31, 2022. We are currently evaluating the impacts the adoption of these Updates will have on our consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This Update simplifies the accounting for income taxes by removing certain exceptions to the general principles in ASC 740, Income Taxes as well as by improving consistent application of the topic by clarifying and amending existing guidance. This standard is effective for our annual reporting period beginning on January 1, 2022, with early adoption permitted. We are currently evaluating the impact the adoption of the Update will have on our consolidated financial statements.

Note 3. Net Income Per Share Attributable to Common Stockholders

The following table shows the computation of basic and diluted net income per share attributable to common stockholders (in thousands, except per share amounts):

	Year Ended December 31,
	2019	2020
Numerator:
Net income	$7,443	$9,896
Less: amounts attributable to redeemable convertible preferred stock	(2,021)	(2,674)

Net income attributable to common stockholders—basic	5,422	7,223
Add: undistributed earnings reallocated to common stockholders	54	39

Net income attributable to common stockholders—diluted	$5,476	$7,262

Denominator:
Weighted-average common stock used in computing net income per share attributable to common stockholders—basic	123,826	124,709
Effect of potentially dilutive securities:
Stock options	4,161	2,444
Restricted stock units	559	106

Weighted-average common stock used in computing net income per share attributable to common stockholders—diluted	128,546	127,259

Net income per share attributable to common stockholders—basic	$0.04	$0.06

Net income per share attributable to common stockholders—diluted	$0.04	$0.06

The following table presents the number of options, restricted stock units and restricted stock excluded from the calculation of diluted net income per share attributable to common stockholders because they are anti-dilutive (in thousands):

	As of December 31,
	2019	2020
Options to purchase common stock	7,256	12,529
Restricted stock units	884	2,235
Restricted stock	200	100

Total	8,340	14,864

Note 4. Other Financial Statement Information

Accounts Receivable

Changes in the allowance consisted of the following (in thousands):

	Year Ended December 31,
	2019	2020
Beginning balance	$1,939	$2,461
Add: amounts recognized as a reduction of revenue	2,996	6,493
Add: bad debt expense recognized in general and administrative expense	—	2,170
Less: write-offs, net of recoveries	(2,474)	(5,868)

Ending balance	$2,461	$5,256

The allowance recognized as a reduction of revenue primarily relates to our installment plan receivables for which we expect we will not be entitled to a portion of the transaction price based on our historical experience with similar transactions. The allowance recognized against general and administrative expense represents an allowance relating to receivables from partners that are no longer considered collectible.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	As of December 31,
	2019	2020
Prepaid expenses	$6,659	$7,177
Deferred cost of revenue	1,860	1,967
Other current assets	1,572	1,392

Total prepaid expenses and other current assets	$10,091	$10,536

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	As of December 31,
	2019	2020
Accrued payroll and related expenses	$12,551	$16,135
Accrued vendor payables	11,610	10,854
Derivative liabilities and hybrid debt	1,655	5,131
Sales allowances	4,651	4,856
Accrued sales, use and business taxes	1,773	1,789
Accrued advertising	1,057	173
Other	3,129	2,090

Total accrued expenses and other current liabilities	$36,426	$41,028

Changes in sales allowances relating to charge-backs, sales credits and refunds consisted of the following (in thousands):

	Year Ended December 31,
	2019	2020
Beginning balance	$4,483	$4,651
Add: increase in sales allowances	10,387	9,976
Less: utilization of reserves	(10,219)	(9,771)

Ending balance	$4,651	$4,856

Depreciation and Amortization

Depreciation and amortization expense of our property and equipment, including capitalized internal-use software, and intangible assets consisted of the following (in thousands):

	Year Ended December 31,
	2019	2020
Cost of revenue	$6,773	$8,324
Sales and marketing	6,469	6,913
Technology and development	1,055	2,800
General and administrative	2,093	2,060

Total depreciation and amortization expense	$16,390	$20,097

Deferred revenue

Deferred revenue as of December 31, 2019 and 2020 was $106.7 million and $130.1 million, respectively. Revenue recognized in 2019 and 2020 that was included in deferred revenue at the beginning of the year was $99.8 million and $103.5 million, respectively. We expect to recognize substantially all of the deferred revenue as of December 31, 2020 as revenue in 2021.

We have omitted disclosure about the transaction price allocated to remaining performance obligations and when revenue will be recognized as revenue as our contracts with customers that have a duration of more than one year are immaterial.

Note 5. Acquisitions

Purely Solutions, LLC

In October 2020, we entered into a membership interest purchase agreement with Purely Solutions, LLC, or Pure, in which we acquired 100% of the membership interest as part of our plans to offer tax services. Pure provides tax preparation, bookkeeping and outsourced payroll services.

The total fair value of the consideration for the acquisition was $2.3 million. Of the total consideration, $1.0 million was paid in cash on the acquisition date and up to $0.5 million and $0.8 million will be paid in cash within six and eighteen months, respectively, based upon certain earnout metrics being achieved including hiring targets and customer experience metrics. We classify contingent consideration in accrued expenses and other current liabilities and other liabilities in the accompanying consolidated financial statements.

Intangible assets acquired from Pure included customer relationships of $0.6 million, which are being amortized over their estimated useful life of three years using the straight-line method. The goodwill of $1.6 million arising from the acquisition consists largely of the assembled workforce and synergies expected from combining Pure into our operations. The acquired goodwill is not expected to be deductible for tax purposes.

Note 6. Disposition of Business

Beaumont ABS Limited

In April 2020, we sold our conveyancing business in the United Kingdom, Beaumont ABS Limited, or Beaumont, to a third-party buyer and paid $1.2 million in working capital to the buyers. Our loss on sale of business was $1.8 million for the year ended December 31, 2020. In March 2020, prior to the disposition, we recorded an impairment charge of $0.6 million related to property and equipment.

Note 7. Investments

Available-for-sale Debt Securities

In 2019, we invested in Legal Vision Pty Ltd., or Legal Vision, an Australian proprietary limited company that provides online legal services to small and medium size businesses, through the purchase of a convertible promissory note for a total of Australian Dollar, or AUD $1.0 million ($0.7 million). The convertible promissory note has a maturity term of ten years, which is convertible into Legal Vision’s common stock. The underlying conversion feature is exercisable upon an exit event including an IPO, merger or sale, upon a new financing round or at our election. At December 31, 2020, we do not hold any equity interests or in-substance common stock in Legal Vision, and accordingly, we classify the convertible promissory note as an investment in an available-for-sale debt security in the accompanying consolidated balance sheets. The fair value of the Legal Vision available-for-sale debt security was AUD $1.5 million ($1.1 million) at December 31, 2020.

The fair value of the convertible promissory note is based on unobservable inputs that are categorized as Level 3 in the fair value hierarchy. We determined that the conversion option on the Legal Vision convertible promissory note will not have material value until Legal Vision executes on its business plans to drive growth, which consequently will drive the fair value of the associated conversion option in excess of the carrying value of the convertible promissory note. Accordingly, the fair value of the convertible debt approximated its carrying value as of December 31, 2019 and 2020. At December 31, 2019 and 2020, the fair value of our available-for-sale debt security in Legal Vision was AUD $1.3 million ($0.9 million) and AUD $1.4 million ($1.0 million), respectively. In 2019, key assumptions used in the Monte Carlo simulation model to determine the fair value of the convertible promissory note in Legal Vision were: expected term of 9.3 years, risk-free rate of 1.3%, and volatility of 45%. In 2020, key assumptions used in the Monte Carlo simulation model to determine the fair value of the convertible promissory note in Legal Vision were: expected term of 8.3 years, risk-free rate of 0.8%, and volatility of 50%.

Since the Legal Vision convertible promissory note has a contractual maturity date that exceeds one year and we do not intend to liquidate in the next twelve months, we have classified the convertible promissory note as a noncurrent available-for-sale debt security in the accompanying consolidated balance sheets as of December 31, 2019 and 2020.

Between 2017 and 2019, we made several investments in Firma.de Firmenbaukasten AG, or Firma, a German limited liability company that provides web-based business formation services to small business owners. The investments were made through the purchase of convertible promissory notes, or convertible debt, with maturity terms of five years, which are convertible into Firma’s common stock. The underlying conversion feature is only exercisable upon Firma achieving a trailing 12-month revenue target of EUR €5.0 million any time prior to the maturity of the convertible debt in May 2023. In 2020, we fully impaired our investment in Firma and we incurred a loss of $4.8 million because the present value of cash flows expected to be collected is less than the amortized cost basis of the investment. Therefore, we recognized an other-than-temporary impairment of EUR €4.3 million ($4.8 million) in our consolidated statements of operations during the year ended December 31, 2020.

Equity Method Investment

In October 2016, our wholly owned subsidiary Pulse Global Services, Limited, or Pulse, and Sort Group Limited, a third-party company in the United Kingdom, formed Sort Legal Limited, or Sort Legal, as a joint venture with Pulse owning 49% equity interest in Sort Legal. We determined that Pulse was not the primary beneficiary of Sort Legal and Pulse had significant influence over Sort Legal. Accordingly, Sort Legal was accounted for using the equity method. In December 2019, we sold our equity interests to Sort Group Limited for $0.3 million. Sort Legal’s operating results were not material to our consolidated financial statements in 2019.

Investments in Other Equity Securities

In 2018, we invested in LawPath, Pty Ltd, or LawPath, an Australian proprietary limited company that provides an online legal platform to individuals and small and medium size businesses, through the purchase of a convertible promissory note for a total of AUD $1.1 million ($0.8 million). The convertible promissory note had a maturity term of five years from issuance and was convertible into LawPath’s common stock upon an exit event including IPO, merger or sale, a new financing round, or LawPath achieving a trailing 12-month performance target of AUD $10.0 million in net revenue or AUD $2.0 million in earnings before interest, tax, depreciation and amortization, or EBITDA, any time prior to the maturity of the convertible debt in July 2023. In October 2019, coinciding with a new financing round, we elected to convert our convertible promissory note into LawPath’s common stock and invested AUD $1.0 million ($0.7 million) in additional LawPath common stock. The outstanding balance of the note totaling AUD $1.2 million ($0.8 million) was converted into 4,215 shares of LawPath’s common stock. At December 31, 2019 and 2020, our total equity interest in LawPath was 14%, which is recorded at cost.

In December 2018, we purchased 3,000,000 shares of Class C nonvoting common units in Mylo, LLC, or Mylo, a digital insurance broker that services small and medium size businesses, for $3.0 million, resulting in a 4% interest in Mylo.

The investments in LawPath and Mylo do not have readily determinable fair values. There were no impairments of these investments during the years ended December 31, 2019 and 2020, respectively.

At December 31, 2019 and 2020, the carrying value of these investments is included in other assets in the accompanying consolidated balance sheets.

Note 8. Property and Equipment

Property and equipment, net, consisted of the following (in thousands):

	As of December 31,
	2019	2020
Building and building improvements	$29,350	$29,850
Land	6,437	6,437
Internal-use software	52,394	56,756
Purchased software	3,483	3,370
Furniture and office equipment	4,190	3,868
Computer hardware	14,450	12,195
Leasehold improvements	4,902	4,904
Software development in-progress	5,536	4,305

Total cost of property and equipment	120,742	121,685
Less: accumulated depreciation and amortization	(60,683)	(70,311)

Property and equipment, net	$60,059	$51,374

Depreciation and amortization expense related to property and equipment was $12.1 million and $17.3 million for 2019 and 2020, respectively.

At December 31, 2019 and 2020, accumulated amortization in connection with internal-use software costs was $29.9 million and $38.7 million, respectively. In 2019 and 2020, we recorded amortization expense of $7.3 million and $12.3 million, respectively, in connection with these costs. Software development in-progress consists primarily of internal-use software projects, which when placed in service, will provide enhancements and improvements to the operational and functional capabilities to our online legal platform and our customer-

facing website. In 2019 and 2020, we capitalized internal-use software development costs of $14.2 million and $8.1 million, respectively. In 2019 and 2020, we impaired $3.7 million and $1.1 million, respectively, of capitalized software developments costs related primarily to internal-use software projects that no longer met our business requirements or were no longer expected to be placed in service.

Note 9. Goodwill

The changes in goodwill for 2019 and 2020 were as follows (in thousands):

Balance as of December 31, 2018	20,077
Impairment	(10,597)
Foreign currency translation	326

Balance as of December 31, 2019	9,806
Acquisition	1,569
Foreign currency translation	29

Balance as of December 31, 2020	$11,404

As discussed in Note 5, we acquired Pure in October 2020.

In 2019, we had two reporting units, the U.S. reporting unit and the U.K. reporting unit. Our U.K. reporting unit’s performance was below expectations and further deteriorated in 2019. Our quantitative goodwill assessment in 2019 concluded that the carrying value of the U.K. reporting unit exceeded its fair value, and accordingly, we impaired all the goodwill attributable to the U.K. reporting unit of $10.6 million. At December 31, 2020, we have one reporting unit.

Note 10. Intangible Assets, net

Intangible assets, net, consisted of the following (in thousands):

	December 31, 2019
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$7,770	$6,172	$1,598
Developed technology	5,118	3,692	1,426
Trade names	2,360	2,306	54
Non-compete agreements	224	224	—

Total intangible assets	$15,472	$12,394	$3,078

	December 31, 2020
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$8,626	$7,949	$677
Developed technology	5,216	5,085	131
Trade names	288	281	7

Total intangible assets	$14,130	$13,315	$815

For 2019 and 2020, we recorded amortization expense of $4.3 million and $2.8 million, respectively.

At December 31, 2020, estimated future intangible assets amortization expense was as follows (in thousands):

For Years Ending December 31,
2021	$430
2022	210
2023	175

Total amortization expense	$815

Note 11. Long-term Debt

A reconciliation of the scheduled maturities to the consolidated balance sheets is as follows (in thousands):

	As of December 31,
	2019	2020
Current portion of 2018 Term Loan	$5,350	$5,350
Current portion of discount and unamortized debt issuance costs	(2,351)	(2,321)

Total current portion of long-term debt	$2,999	$3,029

Noncurrent portion of 2018 Term Loan	$524,300	$518,950
Noncurrent portion of discount and unamortized debt issuance costs	(8,909)	(6,588)

Total long-term debt, net of current portion	$515,391	$512,362

At December 31, 2020, aggregate future principal payments are as follows (in thousands):

As of December 31,
2021	$5,350
2022	5,350
2023	5,350
2024	508,250

Total outstanding principal of 2018 Term Loan	524,300
Less: current portion of 2018 Term Loan	(5,350)

Outstanding principal of 2018 Term Loan, net of current portion	$518,950

In November 2018, we entered into an amended first lien credit and guaranty agreement, or the 2018 Credit Facility, which consists of a first lien term loan facility, or 2018 Term Loan, with a principal amount of $535.0 million and a 2018 Revolving Facility of $40.0 million, or the 2018 Revolving Facility. The 2018 Term Loan matures in November 2024 and the 2018 Revolving Facility matures in November 2023. Debt issuance costs of $6.5 million and $0.2 million from the 2018 Term Loan and 2018 Revolving Facility, respectively, are being amortized to interest expense over their respective terms.

Our 2018 Credit Facility is guaranteed by substantially all of our material domestic subsidiaries and is secured by substantially all of our and such subsidiaries’ assets, with the exception of our restricted cash equivalent. Under the terms of the 2018 Credit Facility, for our 2018 Revolving Facility, we are required to maintain a Total Net First Lien Leverage Ratio not to exceed 7.9 to 1.0 unless we receive written consent. The Total Net First Lien Leverage Ratio represents the ratio of consolidated total net indebtedness to consolidated adjusted cash EBITDA based on a retroactive rolling, 12-month period. The Total Net First Lien Leverage Ratio will be tested on the last day of each fiscal quarter commencing in March 2019, where the total principal amount of all revolving loans and letters of credit outstanding under the 2018 Revolving Facility, excluding any issued and outstanding undrawn letters of credit, exceeds 35% of the total commitments. In addition, we will be required to apply 50% of any excess cash flow, as defined in the 2018 Credit Facility toward prepayments of the 2018 Term Loan and 2018 Revolving Facility. The excess cash flow requirement will reduce to 25% if our Total Net First Lien Leverage Ratio is between 4.25 to 1.00 and 3.75 to 1.00 and will reduce to 0% if our Total Net First Lien Leverage Ratio is less than 3.75 to 1.00. The 2018 Credit Facility also contains certain non-financial covenants including, among other things, limitations on our ability to incur additional debt, incur additional liens, sell or dispose of assets, merge with or acquire other companies, liquidate or dissolve ourselves, engage in businesses that are not in a related line of business, make loans, advances or guarantees, pay dividends, engage in transactions with affiliates, incur liens and make investments. The 2018 Credit Facility also has various customary representations and warranties and events of default. We were in compliance with the financial covenants under the 2018 Credit Facility as of December 31, 2019 and 2020.

The 2018 Term Loan bears either a base rate plus an interest drawn spread of 3.5%, or LIBOR plus an interest drawn spread of 4.5%. The interest rate applicable to loans under our 2018 Revolving Facility is, at our option, either (a) LIBOR plus a margin of 4% or (b) the base rate plus a margin of 3%. Each such margin may decrease depending on our Net First Lien Leverage Ratio. The base rate is the highest of (a) the federal funds rate plus 1/2 of 1%, (b) the prime rate as announced by our financial institution, or (c) LIBOR plus 1% and (d)(i) in the case of the 2018 Term Loan, 2% or (ii) otherwise, 1%. The 2018 Revolving Facility bears the following interest drawn spreads and unused commitment fees based upon our Total Net First Lien Leverage Ratio:

Total Net First Lien Leverage Ratio	Fixed Rate Margin	Base Rate Margin	Commitment Fee
Greater than 4.25 to 1.00	4.00%	3.00%	0.50%
Greater than 3.75 to 1.00 however less than or equal to 4.25 to 1.00	3.75%	2.75%	0.375%
Less than or equal to 3.75 to 1.00	3.50%	2.50%	0.25%

We are obligated to pay a commitment fee accrued daily on the undrawn portion of the 2018 Revolving Facility based on the rates set forth above, payable in arrears at the end of each fiscal quarter. We also have $8.0 million in letters of credit available under our 2018 Revolving Facility.

In March 2020, in response to the World Health Organization’s declaration of COVID-19, we drew down the full $40.0 million available from our 2018 Revolving Facility. The 2018 Revolving Facility was paid in full by May 2020. At December 31, 2019 and 2020, we had no amounts outstanding under our 2018 Revolving Facility or any outstanding letters of credit.

At December 31, 2019 and 2020, all of our borrowings were related to the 2018 Term Loan. The effective interest rate of the 2018 Term Loan is 7.0% and 5.1% for 2019 and 2020, respectively. The thirty-day LIBOR-interest rate was approximately 1.8% and 0.2% as of December 31, 2019 and 2020, respectively. We paid $5.35 million in principal repayments on the 2018 Term Loan in 2019 and 2020.

We determined that the fair value of our long-term debt approximates its carrying value as of December 31, 2020. We estimated the fair value of our long-term debt using Level 2 inputs based on recent observable trades of our 2018 Term Loan.

Note 12. Derivative Financial Instruments

Derivative financial instruments and hybrid debt consisted of the following (in thousands):

	As of December 31,
	2019	2020
Interest rate swaps derivative liability, current portion	$1,655	$2,177

Interest rate swaps	$3,750	$3,640
Financial guarantee	1,900	150

Total derivative liability, net of current portion	$5,650	$3,790

Hybrid debt, current portion	$—	$2,954

Hybrid debt, net of current portion	$—	$8,152

Current and noncurrent derivative liabilities and hybrid debt are included in accrued expenses and other current liabilities and other liabilities, respectively, in the accompanying consolidated balance sheets.

Financial Guarantee

In September 2019, we provided a financial guarantee relating to a former executive officer upon their voluntary termination. The executive officer entered into a personal loan with a financial institution for $50.0 million with a three-year term. The personal loan is collateralized by personal assets, an investment portfolio and our common stock owned by the former executive officer. We provided a financial guarantee to the financial institution up to $25.0 million should the former executive officer default or not meet certain collateral requirements throughout the term of the personal loan. We deposited $25.0 million into a money market fund with the financial institution, or the restricted cash equivalent, to evidence this financial guarantee. Should the former executive officer not meet certain collateral requirements or defaults on the personal loan, the financial institution has the ability to use our restricted cash equivalent for any shortfall up to $25.0 million. In that event, we will have full recourse against the former executive officer to recover the amount retained by the financial institution up to $25.0 million. The personal loan is required to be repaid by the former executive officer prior to us making a public filing with the Securities and Exchange Commission for our IPO, or September 2022, whichever comes first. In the event of our IPO, the former executive officer has the option to sell up to $25.0 million of his common stock back to us to pay off the personal loan with the financial institution.

The financial guarantee is being accounted for as a derivative at fair value with changes in fair value recorded in other income, net in our consolidated statements of operations. The financial guarantee has a term of three years and matures in September 2022. The estimated fair value of the financial guarantee liability of $1.9 million and $0.1 million as of December 31, 2019 and 2020, respectively, was estimated using a Monte Carlo simulation model using Level 3 inputs from the fair value hierarchy. The principal assumptions used in the model as of December 31, 2019 were: expected volatility of 50% and risk-free rate of 1.6%. The principal assumptions used in the model as of December 31, 2020 were: expected volatility of 63% and risk-free rate of 0.1%. The change in fair value of the financial guarantee in 2020 was $1.8 million. The change in fair value of the financial guarantee from September 2019 to December 31, 2019 was not material to our consolidated financial statements.

Interest Rate Swaps

In April 2019, we entered into two interest rate swaps, or initial swaps, to manage cash flow exposure and exposure to interest rate fluctuations under our 2018 Term Loan. The initial swaps mature in April 2022. Under the swap agreements, we were required to pay interest at a fixed rate of 2.3% per annum and receive interest at a variable rate indexed to one-month LIBOR. The initial notional amount of each initial swap was $66.0 million.

The initial swaps are being accounted for as cash flow hedges as the transactions were executed to hedge our future interest payments.

Due to the impact of COVID-19 and decreases in LIBOR, in March 2020, we entered into two blend-and-extend transactions to modify our initial swaps where the derivative liability of $12.3 million was carried over to the modified swaps, the fixed rate of 2.3% on the initial swaps was modified to a new average fixed interest rate of 1.7% and the maturity date was extended by two years to April 2024. The notional amount of each modified swap was $96.6 million. At the time of modification, the initial swaps were de-designated as cash flow hedges and amounts in other comprehensive income were frozen and are amortized to interest expense over the life of the original hedge relationship. As the modified swaps were considered off-market, they were accounted for as a debt host, and an embedded at-market derivative was bifurcated from the debt host. The at-market portion of the modified swaps were designated as cash flow hedges. The hybrid debt host is accounted for at amortized cost basis and will be amortized as we settle our modified swaps over the extended term with related interest recognized in interest expense, net in the accompanying consolidated statements of operations.

Interest Rate Cap

In March 2018, we entered into an interest rate cap agreement at a cost of $0.8 million with a three-year term, for an aggregate notional amount of $340.0 million to hedge variability of cash flows in our variable interest payments attributable to fluctuations in LIBOR beyond 3%. The critical terms of the interest rate cap are substantially the same as our underlying term loans. The interest rate cap is being accounted for as a cash flow hedge as the transaction was executed to hedge our future interest payments. The interest rate cap expired on March 31, 2021.

Other Derivative Instruments

We also held an interest rate swap, which was used to manage cash flow exposure and exposure to interest rate fluctuations under our previous credit facilities, or the 2016 swap. The 2016 swap matured in January 2020. Under the swap agreement, we were required to pay interest at a fixed rate of 1.8% per annum and we received interest at a variable rate indexed to one-month LIBOR. The initial notional amount of the 2016 swap was $18.3 million. The 2016 swap did not qualify for hedge accounting and changes in fair value were recorded in interest expense, net in the accompanying consolidated statements of operations.

The impact from losses from our interest rate cap, interest rate swaps, and hybrid debt on our consolidated statements of operations were as follows (in thousands):

	Year Ended December 31,
	2019	2020
Net payments upon settlement of interest rate swaps	$208	$1,103
Change in fair value of 2016 swap	128	—
Amortization of prior hedge effectiveness	—	3,481
Amortization of interest rate cap premium	312	194
Interest expense on hybrid debt	—	630

Total, recorded in interest expense, net	$648	$5,408

Note 13. Commitments and Contingencies

Operating Leases

We conduct operations from certain leased facilities in various locations. At December 31, 2020, we had various non-cancelable operating leases for office space and equipment, which expire between December 2021 and December 2022. Future minimum payments under operating leases are as follows (in thousands):

Operating Leases
Years Ending December 31,
2021	$3,195
2022	1,776

Total minimum lease payments	$4,971

In 2020, we signed a lease amendment to extend the term of our corporate offices in Glendale, California for an additional 18 months, which expires in July 2022. We recorded rent expense of $3.1 million and $3.1 million for 2019 and 2020, respectively.

Advertising, Media and Other Commitments

We use a variety of media to advertise our services, including search engine marketing, television and radio. At December 31, 2020, we had non-cancelable minimum advertising and media commitments for future advertising spots of $11.9 million, substantially all of which will be paid during 2021. We also have non-cancelable agreements with various vendors, which require us to pay $6.5 million over a five-year period, of which $4.3 million remains to be paid as of December 31, 2020.

Legal Proceedings

We, along with Pulse Global Services, Ltd, former executive officers, the State Bars of Arizona, California, and Texas, and the United States Patent and Trademark Office, or USPTO, were served with a complaint from Plaintiffs Raj Abhyanker, LegalForce RAPC Worldwide, or LegalForce RAPC, and LegalForce Inc., purported competitors, on December 19, 2017 in the Northern District of California. Plaintiffs’ complaint initially alleged unreasonable restraint of trade in violation of the Sherman Act, unfair competition, false and misleading advertising, professional negligence and breach of fiduciary duties, but over the course of two years, the plaintiffs filed multiple amendments, additional matters, and administrative complaints against us, and others, in multiple jurisdictions. The parties reached the terms of a global confidential settlement for all claims, known or unknown, on October 7, 2019, and all actions were dismissed with prejudice. In 2019, we incurred a loss of $0.8 million for the settlement, net of insurance recoveries of $2.4 million.

We received a demand letter dated April 20, 2020 from service partner Dun & Bradstreet alleging that Dun & Bradstreet had overpaid us for services. The letter alleges these overpayments occurred between 2015 and 2019, amounted to $5.6 million, and were caused by overreporting by us. We deny and will continue to deny all of the allegations and claims asserted by Dun & Bradstreet, including, but not limited to, any allegation that the respondent has suffered any harm or damages. We believe we have meritorious defenses to the claims and will vigorously defend any action. We are unable to predict the ultimate outcome of this matter. We have not recorded any loss or accrual in the accompanying consolidated financial statements at December 31, 2020 for this matter as a loss is not probable and reasonably estimable. There is at least a reasonable possibility that a loss may have been incurred for this contingency, however, we cannot make an estimate of the possible loss or range of loss. If this matter is not resolved in our favor, the losses arising from the result of litigation or settlements may have a material adverse effect on our business, results of operations, cash flows and financial condition.

We initiated an arbitration on October 28, 2020 against one of our vendors. The demand for arbitration alleges breach of contract, breach of covenant of good faith and fair dealing, and seeks declaratory relief and at least $5.6 million in damages. On December 7, 2020, the vendor filed a counterdemand alleging breach of contract and breach of the covenant of good faith and fair dealing, seeking declaratory relief and at least $6.1 million in damages. We deny and will continue to deny all of the allegations and claims asserted in the counterdemand, including, but not limited to, any allegation that the respondent has suffered any harm or damages. We believe we have meritorious defenses to the claims and will vigorously defend any action. We are unable to predict the ultimate outcome of this matter. We have not recorded any loss or accrual in the accompanying consolidated financial statements at December 31, 2020 for this matter as a loss is not probable and reasonably estimable. There is at least a reasonable possibility that a loss may have been incurred for this contingency, however, we cannot make an estimate of the possible loss or range of loss. If this matter is not resolved in our favor, the losses arising from the result of litigation or settlements may have a material adverse effect on our business, results of operations, cash flows and financial condition.

We were served on February 9, 2021 with a class action complaint, filed in Los Angeles Superior Court, from a Florida resident who claims to have visited the www.legalzoom.com website. The plaintiff alleges that the website’s use of session replay software was an unlawful interception of electronic communications under the Florida Security Communications Act. The plaintiff seeks damages on behalf of the purported class as well as injunctive and declaratory relief. We believe we have meritorious defenses to the claims and will vigorously defend any action. We are unable to predict the ultimate outcome of this matter. We have not recorded any loss or accrual in the accompanying consolidated financial statements at December 31, 2020 for this matter as a loss is not probable and reasonably estimable. There is at least a reasonable possibility that a loss may have been incurred for this contingency, however, we cannot make an estimate of the possible loss or range of loss. If this matter is not resolved in our favor, the losses arising from the result of litigation or settlements may have a material adverse effect on our business, results of operations, cash flows and financial condition.

We are involved in inactive state administrative inquiries relating to the unauthorized practice of law or insurance. Because these are inquiries and no claims have been alleged or asserted against us, we cannot predict the outcome of these inquiries or whether these matters will result in litigation or any outcome of potential litigation.

From time to time, we may become subject to legal proceedings, claims and litigation arising in the ordinary course of business. Other than described above, we are not currently a party to any material legal proceedings, nor are we aware of any pending or threatened litigation that would have a material adverse effect on our results of operations, cash flows, and financial condition, should such litigation be resolved unfavorably.

Employment Contracts

We have entered into employment contracts with certain employees and officers, including standard indemnification agreements with each of our officers and directors. All of the contracts are under the terms of at-will employment. However, under the provisions of the contracts, we may be required to incur severance obligations for matters relating to changes in control, as defined, and involuntary terminations. At December 31, 2020, total potential severance obligations in connection with the termination of employment contracts without a change in control, or CIC, was $3.3 million and a termination following a CIC was $5.2 million.

Indemnifications

Indemnification provisions in our third-party service provider agreements provide that we will indemnify, hold harmless, and reimburse the indemnified parties on a case-by-case basis for losses suffered or incurred by the indemnified parties in connection with any claim by any third-party as a result of our website, advertising, marketing, payment processing, collection or customer service activities. The maximum potential amount of future payments we could be required to make under these indemnification provisions is undeterminable.

No amounts are accrued or have been paid during any period presented as we believe the fair value of these indemnification obligations is immaterial.

Note 14. Redeemable Convertible Preferred Stock

At December 31, 2020, we were authorized to issue 264,720,000 and 30,512,000 shares of common stock and Series A redeemable convertible preferred stock, or Series A, respectively. The Series A has the following rights and preferences:

Dividends

The holders of Series A are entitled to receive noncumulative dividends when and if declared by the Board of Directors. There is no stated dividend rate on the Series A. We cannot declare any dividends on any shares of capital stock unless the holders of the Series A then outstanding first receive a dividend on each outstanding share of Series A in an amount at least equal to (i) in the case of a dividend on common stock or any class or series that is convertible into common stock, that dividend per share of Series A as would equal the product of (A) the dividend payable on each share of such class or series determined as if all such shares of such class or series had been converted into common stock and (B) the number of shares of common stock issuable upon conversion of a share of Series A or (ii) in the case of a dividend on any class or series that is not convertible into common stock, at a rate per share of Series A determined by dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock and multiplying such fraction by an amount equal to $1.4961775 per share.

Conversion

Each share of Series A is convertible any time, at the option of the holder, into two shares of common stock whereby the initial issuance price of $1.4961775 per share is divided by the conversion price of $0.74808875 per share. All shares of Series A will automatically convert upon the earlier of (i) immediately prior to the closing of the sale of shares of common stock to the public at a price of at least $13.10 per share, in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 with at least $100.0 million of gross proceeds to us and with respect to which the common stock is listed for trading on either the New York Stock Exchange or the National Association of Securities Dealers Automated Quotations Exchange, or NASDAQ National Market, each a “qualifying initial public offering,” or (ii) a date specified by the vote of the holders of at least a majority of the then outstanding shares of Series A.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution, or winding up, including a merger or consolidation, as defined as a deemed liquidation event under the Certificate of Incorporation, the assets available for distribution to our stockholders shall be distributed among the holders of shares of our Series A and common stock, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to our common stock immediately prior to such dissolution, liquidation or winding up.

We have presented our Series A outside of stockholders’ deficit in the mezzanine section of the accompanying consolidated balance sheets, as Series A is contingently redeemable in the case of certain events outside of our control, such as a CIC or sale of substantially all of our assets.

Our Series A is not redeemable at the option of the holder.

Voting

Each holder of outstanding shares of Series A is entitled to cast the number of votes equal to the number of whole shares of common stock into which the shares of Series A held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Holders of Series A will vote together with the holders of common stock as a single class.

As long as there are 10,170,668 shares of Series A outstanding, we will not amend, alter or repeal any provision of the Restated Certificate of Incorporation or our By-laws in a manner that adversely affects the rights, preferences, privileges and other restrictions of the Series A; increase or decrease the number of authorized shares of Series A; authorize or enter into any transaction or series of related transactions (i) for the sale, exclusive license or other disposition of a substantial portion of our assets, (ii) for the acquisition of any equity interests or all or substantially all of the assets of another entity, including by merger, in each case, where the fair market value of the consideration paid or issued by us in connection with the transaction exceeds $100.0 million, (iii) for the merger, consolidation or other reorganization with or into another entity, (iv) for our voluntary dissolution or liquidation, or (v) otherwise constituting a change of control, as defined; authorize, designate, issue or reclassify any equity security senior to or on parity with the Series A, with regard to redemption, liquidation preference, voting rights or dividends; increase the size of the Board of Directors; pay or declare dividends on, make distributions with respect to, or repurchase any shares of our capital stock; incur any aggregate indebtedness for borrowed money in excess of 2.5 times our trailing 12-month cash EBITDA, as defined; increase the number of shares available for grant under our 2000 Stock Option Plan or 2016 Stock Option Plan or authorize or establish any new plan or arrangement providing for the grant or issuance of shares of common stock, options or convertible securities to directors, employees or our consultants; or issue, or commit to issue, any additional shares of Series A.

Reserve for Unissued Shares of Common Stock

We are required to reserve and keep available out of our authorized, unissued shares of common stock such number of shares sufficient to effect the conversion of all outstanding shares of preferred stock plus shares granted and available for grant under our stock option plans.

Note 15. Stock-based Compensation

We currently grant stock options under our 2016 Stock Option Plan, or 2016 Plan. At December 31, 2020, there were 5,706,362 shares of common stock available for grant under the 2016 Plan.

Under the terms of the 2016 Plan, both incentive and nonqualified stock options have been and may be granted with exercise prices not less than the fair value of the underlying common stock on the date of grant. Options granted pursuant to the 2016 Plan vest over periods of up to five years and expire ten years from the grant date. If a 2016 Plan option expires and is not exercised, such as if an employee does not exercise vested 2016 Plan options within thirty days of termination, then these options will revert back to the 2016 Plan’s option pool. Our policy is to issue new common stock upon the exercise of stock options.

The exercise price of all options granted was based on the estimated fair market value of our common stock as determined by the Board of Directors at the date of grant or date of modification.

We recorded stock-based compensation expense in the following categories in the accompanying consolidated statements of operations and balance sheets (in thousands):

	Year Ended December 31,
	2019	2020
Cost of revenue	$205	$177
Sales and marketing	1,020	1,122
Technology and development	1,314	2,703
General and administrative	4,170	9,719

Total stock-based compensation expense	6,709	13,721
Amount capitalized to internal-use software	98	46

Total stock-based compensation expense, including capitalized internal-use software	$6,807	$13,767

Stock option activity for the year ended December 31, 2020 is as follows (in thousands, except weighted-average exercise price and remaining contract life):

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (in Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2019	10,678	$8.05	8.6	$36,235
Granted	6,243	10.36
Exercised	(1,270)	0.47
Cancelled/forfeited	(416)	1.60

Outstanding at December 31, 2020	15,235	$8.78	8.7	$15,873

Vested and expected to vest at December 31, 2020	10,694	$8.36	8.3	$15,610
Exercisable at December 31, 2020	2,695	$4.57	6.6	$14,138

The aggregate intrinsic values in the table above represents the difference, if any, between the estimated fair value per share of our common stock and the option exercise prices multiplied by the number of options at the respective balance sheet dates. The total intrinsic value of stock options exercised in 2019 and 2020 was $10.1 million and $12.3 million, respectively. At December 31, 2020, total remaining stock-based compensation expense for unvested awards is $37.1 million, of which $19.7 million for time-based options are expected to be recognized over a weighted-average period of 2.9 years, up to $8.2 million for 2020 performance options, which will only vest upon the consummation of a CIC event and upon an IPO (as defined below), and $9.2 million for 2019 performance options, which is expected to be recognized over 2.8 years unless a CIC event (as defined below) occurs beforehand.

The weighted-average grant-date fair value per share of options granted using the Black-Scholes option pricing model for 2019 and 2020 was $4.64 and $4.32, respectively. There was a realized tax benefit of $8.7 million and $14.2 million for tax deductions from stock options exercised in 2019 and 2020, respectively. All tax effects related to stock-based compensation have been recorded in our provision for income taxes in the accompanying consolidated statements of operations.

The weighted-average assumptions that were used to calculate the grant-date fair value of our stock option grants using the Black-Scholes option pricing model were as follows:

	Year Ended December 31,
	2019	2020
Expected life (years)	5.1	5.2
Risk-free interest rate	1.5%	1.1%
Expected volatility	44%	45%
Expected dividend yield	—	—

In 2019, we granted 3,627,936 nonqualified stock options to a new executive officer where the options will vest depending upon the appreciation of the fair value of our common stock compared to the exercise price upon the earlier of a CIC event or the fourth anniversary on the date of grant, or 2019 performance options, providing the executive officer remains employed through such date. A CIC event is a merger, acquisition or sale of more than 50% of our assets. The 2019 performance options do not vest upon an IPO. The 2019 performance options vest on a linear basis, starting at 0% with a fair value of our common stock equal to $19.64 per share and ending at 100% upon reaching a fair value of our common stock of $29.46 per share.

The 2019 performance options vesting condition represents a market condition, and therefore expense is recognized irrespective of whether the valuation thresholds are met either upon the CIC event or fourth anniversary, whichever occurs first. The 2019 performance options have a weighted-average grant-date fair value of $3.09 per share and will be recognized over four years or earlier upon a CIC event. The 2019 performance option was valued using a Monte Carlo simulation, using the following assumptions: expected volatility of 50%, dividend rate of 0% and risk-free rate of 1.6%.

In 2020, we granted 4,509,041 nonqualified stock options to new executive officers and employees where the options will vest depending upon the appreciation of the fair value of our common stock compared to the exercise price solely upon the earlier of a CIC event or an IPO, or 2020 performance options, providing the executive officer or employee remains employed through the date of such event. A CIC event is a merger, acquisition or sale of more than 50% of our assets. The 2020 performance options vest on a linear basis, starting at 0% with a fair value of our common stock equal to $19.64 per share and ending at 100% upon reaching a fair value of our common stock of $29.46 per share.

The 2020 performance options vesting condition represents a market condition, and therefore expense is recognized irrespective of whether the valuation thresholds are met, provided the CIC event occurs and the employee remains employed through the date of the CIC event. The 2020 performance options have a weighted-average grant-date fair value of $1.66 per share and will be recognized upon the consummation of a CIC event. The 2020 performance options were valued using a Monte Carlo simulation, using the following assumptions: expected volatility ranging between 50% and 55%, dividend rate of 0% and risk-free rate ranging between 0.1% and 1.7%.

For 5,334,824 time-based options granted to certain executive officers, vesting will accelerate 50% of their unvested options upon a change in ownership of more than 50%, sale, merger, disposition, dissolution or liquidation. Vesting does not accelerate upon an IPO. Furthermore, the time-based options will accelerate 100% if the executives are terminated without cause by us or by the executive officer for good reason within 24 months of a CIC event. Unrecognized compensation for these time-based options as of December 31, 2020 was $19.5 million.

Restricted Stock Units

A summary of RSU activity for the year ended December 31, 2020 is as follows (in thousands, except weighted-average grant-date fair value):

	Number of Options	Weighted- Average Grant- Date Fair Value
Unvested at December 31, 2019	1,720	$8.38
Granted	2,282	9.59
Cancelled/forfeited	(1,168)	7.57
Vested	(335)	10.13

Unvested at December 31, 2020	2,499	$9.53

The fair value of vested RSUs in 2019 and 2020 were $4.4 million and $3.4 million, respectively. Our RSUs consist of time-based RSUs and various performance RSUs. At December 31, 2020, total remaining stock-based compensation expense for unvested RSU awards is $23.1 million, of which $4.6 million for time-based RSUs is expected to be recognized over a weighted-average period of 2.5 years, and up to $18.4 million for various performance RSUs, which will vest upon the consummation of a CIC event and subsequently thereafter for any remaining service period.

In 2019 and 2020, we granted 1,000,000 and 35,429 RSUs, respectively, to executive officers that vest upon reaching either a specified valuation for a consecutive 30-day period after an IPO or a CIC event with a valuation exceeding the specified valuation prior to December 2022, and providing continued service through the vest date, or performance awards. For the performance awards, no expense is recognized until an IPO or CIC occurs as these events are not considered probable of occurring for stock-based compensation purposes. If either event occurs, as the valuation threshold represents a market condition, expense is recognized irrespective of whether the valuation threshold is met provided the requisite service period is met. In 2019, the weighed-average grant-date fair value of the IPO and CIC performance conditions was $4.17 and $0.93 per share, respectively. The 2019 performance awards were valued using a Monte Carlo simulation, using the following assumptions: expected volatility range of 55% to 60%, dividend rate of 0% and risk-free rate ranging from 2.7% to 2.8%. In 2020, the grant-date fair value of the IPO and CIC performance conditions was $3.73 and $2.08 per share, respectively. The 2020 performance awards were valued using a Monte Carlo simulation, using the following assumptions: expected volatility of 50%, dividend rate of 0% and risk-free rate of 1.6%. In 2019 and 2020, 500,000 and 455,429 of these performance awards were forfeited with the termination of former executive officers, respectively, and only 80,000 remain outstanding at December 31, 2020.

In 2019, we granted 551,020 RSUs to certain members of senior management, which vest over four years. We provided an option for the employees to participate in a buyback program where they are eligible to settle their vested RSUs in either shares of our common stock or put their awards back to us for cash. The buyback program is accounted for as a liability and is remeasured each reporting period based upon the fair value of our common stock and recognized as stock-based compensation expense through each respective vesting date. At December 31, 2019 and 2020, the stock-based compensation liability was not material to our consolidated financial statements. In 2019, $0.1 million of the stock compensation liability was settled in 9,750 shares of our common stock, and $1.4 million for 128,005 vested awards were paid out to employees who participated in the buyback program for a total cash disbursement of $1.0 million after withholding taxes. In 2020, $0.1 million of the stock compensation liability was settled in 12,851 shares of our common stock, and $0.9 million for 90,667 vested awards were paid out to employees who participated in the buyback program for a total cash disbursement of $0.6 million after withholding taxes. The buyback program will conclude in 2022 and there are 106,460 unvested awards remaining in the program.

In 2020, we granted 81,468 RSUs to employees where the RSUs will vest depending upon the appreciation of the fair value of our common stock compared to the grant-date fair value of our common stock upon the consummation of a CIC event, which includes an IPO, merger, acquisition, or sale of more than 50% of our assets, or performance RSUs. The performance RSUs vest on a linear basis, starting at 0% with a fair value of our common stock equal to $19.64 per share and ending at 100% upon reaching a fair value of our common stock of $29.46 per share. The performance RSUs vesting condition represents a market condition, and therefore expense is recognized irrespective of whether the valuation thresholds are met, provided the CIC event occurs and the employee remains employed through the date of the CIC event. The performance RSUs have a weighted-average grant-date fair value of $2.37 per share and will be recognized upon the consummation of a CIC event. The performance RSUs were valued using a Monte Carlo simulation, using the following assumptions: expected volatility of 55%, dividend rate of 0% and risk-free rate ranging between 0.1% and 0.4%.

In 2020, we granted 1,835,497 liquidity event RSUs, or LERSUs, which only vest upon the achievement of up to four-years of service and upon the consummation of a CIC event, which includes an IPO, merger, acquisition, or sale of more than 50% of our assets. Employees will be eligible to retain any vested awards up to a period of 6.5 years from their respective grant date. If the recipient employee terminates for any reason other than for cause, the employee shall retain any service-vested LERSUs until 6.5 years from the date of grant or the earlier settlement of the service-vested LERSUs upon the consummation of a CIC event. For the LERSUs, recognition of expense does not occur until the consummation of a CIC event and thereafter for any remaining service period, as such events are not considered probable of occurring prior to the CIC event for stock-based compensation purposes.

For 509,165 RSUs granted to an executive officer, vesting will accelerate on 25% of their unvested RSUs upon a CIC event including an IPO, or will accelerate 100% if the executive officer is terminated without cause by us or by the executive officer for good reason. At December 31, 2020, total remaining stock-based compensation expense for the RSU award was $5.0 million of which $1.3 million will be expensed upon the consummation of a CIC event.

Restricted Stock

In February 2018, we issued an employee a restricted stock award for 200,000 shares of common stock with a grant-date fair-value of $3.1275 per share. The restricted stock award vests upon meeting an EBITDA-based performance target by December 31, 2019. The award did not meet the performance condition as of December 31, 2019 and accordingly no stock-based compensation was recognized in 2019.

In February 2020, we allowed 200,000 shares subject to the expired restricted stock award subject to expiration to be reissued to the same employee. For the reissued award, 50,000 shares of common stock became unrestricted, however, would be forfeited should the employee be terminated for cause through March 2023. The remaining 150,000 shares of common stock are subject to restriction whereby the employee is required to drive business performance to meet certain annual operational key performance indicators through March 2023, or the performance restricted stock. The 50,000 shares of common stock had a grant-date fair value of $11.29 per share. For accounting purposes, grant dates will be established for the performance restricted stock in March of each year when the key performance indicators are determined for the annual performance period. In 2020, 50,000 performance restricted stock vested. The total fair value of restricted stock that vested during 2020 was $1.1 million.

Modifications

In 2019, as part of a termination agreement with a former executive officer, we repurchased 170,000 shares of common stock for $1.5 million. In addition, we accelerated and repurchased 25,000 unvested options and 28,800 unvested time-based RSUs for $0.5 million and repurchased 200,000 vested options for $2.0 million. The repurchase of the common stock and vested options were recognized in accumulated deficit in the accompanying consolidated balance sheets and the repurchase of the accelerated options and unvested time-based RSUs were recorded as cash severance in the accompanying consolidated statements of operations. The former executive officer received cash consideration of $2.7 million after withholding taxes of $1.3 million.

In 2020, we modified 4,571,076 time-based options and 4,948,333 performance options for certain executive officers and adjusted the initial weighted-average exercise prices of $11.47 per share to a revised exercise price of $9.82 per share. Incremental stock-based compensation expense of $0.3 million was recognized in 2020 and $3.5 million will be recognized over the remaining vesting period of approximately three years. Furthermore, 177,147 time-based options were cancelled and replaced with 177,147 LERSUs for an executive officer. As the time-based options were replaced with LERSUs, that are improbable of vesting until a CIC is consummated, there was no incremental compensation expense associated with this modification.

In 2020, in connection with the termination of former executive officers, we accelerated 92,800 unvested time-based RSUs as part of their severance arrangements and recognized stock-compensation expense of $1.0 million.

Note 16. Fair Value Measurements

The following tables summarizes our assets and liabilities that are measured at fair value on a recurring basis, by level, within the fair value hierarchy (in thousands):

	December 31, 2019
	Level 1	Level 2	Level 3
Available-for-sale debt securities	$—	$—	$5,528
Money market fund	5,083	—	—
Restricted money market fund	25,000	—	—

Total assets	$30,083	$—	$5,528

Interest rate caps and swaps	$—	5,405	$—
Financial guarantee	—	—	1,900

Total liabilities	$—	$5,405	$1,900

	December 31, 2020
	Level 1	Level 2	Level 3
Available-for-sale debt securities	$—	$—	$1,050
Money market fund	5,208	—	—
Restricted money market fund	25,000	—	—

Total assets	$30,208	$—	$1,050

Interest rate caps and swaps	$—	5,817	$—
Financial guarantee	—	—	150
Contingent consideration	—	—	1,250

Total liabilities	$—	$5,817	$1,400

There was no change in the fair value of the contingent consideration from our acquisition of Pure for the year ended December 31, 2020.

Our available-for-sale debt securities measured using Level 3 inputs have the following activity (in thousands):

	As of December 31,
	2019	2020
Beginning balance	$3,866	$5,528
Purchases	2,013	—
Change in fair value	440	434
Other-than-temporary impairment	—	(4,912)
Transfer to other equity security	(791)	—

Ending balance	$5,528	$1,050

Our financial guarantee measured using Level 3 inputs has the following activity (in thousands):

	As of December 31,
	2019	2020
Beginning balance	$1,900	$1,900
Purchases	—	—
Change in fair value	—	$(1,750)

Ending balance	$1,900	$150

Note 17. Restructuring

In 2019 and 2020, we incurred $1.6 million and $0.6 million, respectively, in severance costs related to a reduction in headcount in our U.K. workforce. In 2020, we incurred $1.9 million in severance costs related to a reduction in headcount in our U.S. workforce in October, or U.S. restructuring. Restructuring expenses include salary and benefits for the impacted employees and are included in general and administrative expenses in the accompanying consolidated statements of operations.

As part of the severance arrangement for our U.S. restructuring, certain separated employees were eligible to participate in a tender offer transaction and we repurchased 319,257 shares of common stock from employees who were existing stockholders and vested option holders for total consideration of approximately $3.1 million. The repurchased shares were constructively retired.

Note 18. Income Taxes

On March 27, 2020 the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”) was signed into law. The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer side social security payments, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations and technical corrections to tax depreciation methods for qualified improvement property. The CARES Act did not have a material impact on the provision for income taxes for the year ended December 31, 2020.

The following are the domestic and foreign components of our income before income taxes (in thousands):

	Year Ended December 31,
	2019	2020
Domestic	$19,778	$25,272
Foreign	(9,174)	(12,947)

Total income before income taxes	$10,604	$12,325

The total income before income taxes above includes income from our equity method investment of $0.3 million and $0 for 2019 and 2020, respectively.

The details for the provision for income taxes by jurisdiction are as follows (in thousands):

	Year Ended December 31,
	2019	2020
Current
Federal	$277	$846
State	700	243
Foreign	255	15

Total current provision	1,232	1,104

Deferred
Federal	2,944	2,322
State	(1,015)	(997)
Foreign	—	—

Total deferred provision	1,929	1,325

Total provision for income tax	$3,161	$2,429

The provision for income taxes for 2019 and 2020 differed from the amounts computed by applying the U.S. Federal income tax rate of 21% to income before income taxes as a result of the following (in thousands):

	Year Ended December 31,
	2019	2020
Provision for income taxes at statutory rate	$2,227	$2,588
State income taxes, net of federal benefit	284	(891)
Rate differential on foreign earnings	1,818	(1,217)
Research and development credits	(600)	(1,340)
Change in valuation allowance	117	5,011
Stock-based compensation	(2,014)	(2,162)
Unrecognized tax benefits	563	978
Deferred adjustments	(54)	(486)
Non-deductible expenses	820	(52)

Total provision for income taxes	$3,161	$2,429

The tax effects of temporary differences that give rise to significant portions of our deferred tax assets and liabilities consisted of the following as of December 31, 2019 and 2020 (in thousands):

	As of December 31,
	2019	2020
Deferred tax assets
Deferred revenue	$421	$694
Accrued expenses	2,323	3,746
Stock-based compensation	1,058	3,314
Impairment on investment	—	1,445
Net operating loss carryforwards	9,750	12,857
Tax credit carryforwards	10,346	10,462
Interest expense carryforward	12,625	7,679
Derivatives and hedging	1,440	4,400

Total deferred tax assets	37,963	44,597
Valuation allowance	(7,816)	(12,950)

Net deferred tax assets	30,147	31,647

Deferred tax liabilities
Depreciation and amortization	(7,491)	(6,024)
State taxes	(2,406)	(2,816)

Net deferred tax liabilities	(9,897)	(8,840)

Net deferred tax assets and liabilities	$20,250	$22,807

We evaluated the realizability of net deferred tax assets and determined it is more likely than not that separate state net operating losses, net operating losses from the acquisition of Legalinc Corporate Services Inc., the deferred tax assets for Pulse IP, LLC and Pulse Business, LLC, and foreign deferred tax assets will not be realized based on the available objective evidence and recorded a valuation allowance. The following table summarizes the valuation allowance:

	Year Ended December 31,
	2019	2020
Beginning balance	$7,707	$7,816
Net increase (decrease) in current year	769	4,646
Net increase (decrease) in valuation prior period	(87)	528
Net increase (decrease) in valuation allowance from acquisitions	(573)	(40)

Ending balance	$7,816	$12,950

Net changes in valuation allowance include changes recorded through earnings relating to losses primarily from foreign operations and to a lesser extent valuation allowances established relating to acquired businesses.

At December 31, 2019 and 2020, we had federal net operating loss (“NOL”) carryforwards of $9.0 million and $11.7 million, respectively, which will begin to expire in 2031. At December 31, 2019 and 2020, we had state net operating loss carryforwards of $41.3 million and $49.8 million, respectively, which will begin to expire in 2022. At December 31, 2019 and 2020, we had foreign net operating loss carryforwards of $23.1 million and $32.4 million, respectively, which can be carried forward indefinitely and are not subject to expiration. At December 31, 2019 and 2020, we had federal tax credit carryforwards of $7.4 million and $6.2 million, respectively, which will begin to expire in 2029. At December 31, 2019 and 2020, we had state tax credit carryforwards of $8.2 million and $8.8 million, respectively, which carry forward indefinitely. Our domestic entities may be subject to an annual limitation on the utilization of net operating loss and credit carryforwards based on changes in ownership as defined by Section 382 of the Internal Revenue Code of 1986. In 2018, we acquired Legalinc Corporate Services Inc. in a stock acquisition. Since this was a change in ownership, the acquired net operating loss carryforwards are subject to an annual Section 382 limitation on the utilization of the net operating loss carryforwards.

We have had foreign operations since 2013. We did not provide for U.S. income taxes on the undistributed earnings and other outside temporary differences of foreign subsidiaries as they are considered indefinitely reinvested outside the United States. At December 31, 2019 and 2020, the amount of temporary differences related to undistributed earnings and other outside temporary differences upon which U.S. income taxes are not material to our consolidated financial statements.

The following table summarizes the changes in unrecognized tax benefits for the years ended December 31, 2019 and 2020 (in thousands):

Gross Unrealized Tax Benefits
Balance at December 31, 2018	$6,498
Additions for tax positions related to the current year	671
Additions for tax positions related to prior years	(913)

Balance at December 31, 2019	$6,256
Additions for tax positions related to the current year	916
Reductions for tax positions related to prior years	59

Balance at December 31, 2020	$7,231

If recognized, $7.1 million of unrecognized tax benefits, excluding interest and penalties, would reduce our annual effective tax rate. Due to the uncertain and complex application of tax laws and regulations, it is possible that the ultimate resolution of uncertain positions may result in liabilities that could be materially different from these estimates. In such an event, we will record additional tax expense or benefit in the period in which resolution occurs. Our policy is to recognize interest and penalties related to income tax matters in income tax expense. At December 31, 2019 and 2020, accrued interest and penalties related to income tax positions were not material to our consolidated financial statements. We do not anticipate that unrecognized tax benefits will materially change within the next twelve months.

We are subject to taxation and file income tax returns in the U.S. federal, state, and foreign jurisdictions. The federal income tax return for the years 2017 through 2019 and state income tax returns for the tax years 2008 through 2019 remain open to examination. We are under examination in one state and it is not expected to have an impact on our results of operations, cash flows and financial condition.

Note 19. Related Party Transactions

In 2019 and 2020, we paid software and software maintenance fees of $0.9 million and $1.2 million, respectively, to two software vendors controlled by our largest stockholder. Amounts due to these vendors were immaterial as of December 31, 2019 and 2020.

In 2019 and 2020, we paid lead generation payments of $2.3 million and $0.8 million, respectively, to a vendor in which a relative of the Chairman of our Board of Directors is their President, SMB. At December 31, 2019 and 2020, amounts due to this vendor were $0.8 million and $1.5 million, respectively. During 2019 and 2020, we received lead generation payments of $3.6 million and $0.6 million, respectively, from this same vendor.

In 2020, certain former executive officers sold 2,500,000 shares of common stock to a related-party investor for $25.0 million. Stock-compensation expense measured as the difference between the fair value of our common stock and the purchase price was not material to our consolidated financial statements.

Note 20. Accumulated Other Comprehensive Loss

Changes in accumulated other comprehensive income (loss) consisted of the following:

	Year Ended December 31, 2019
(in thousands)	Before Tax Amount	Tax Effect	Net of Tax Amount
Foreign currency translation adjustments:
Beginning balance	$789	$—	$789
Change during period	(2,507)	—	(2,507)

Ending balance	$(1,718)	$—	$(1,718)
Available-for-sale debt securities:
Beginning balance	$—	$—	$—
Unrealized gains	565	—	565
Reclassification upon conversion into other equity security	(334)	—	(334)

Ending balance	$231	$—	$231
Cash flow hedges:
Beginning balance	$(393)	$—	$(393)
Unrealized losses on interest rate swaps and cap	(5,234)	1,387	(3,847)

Ending balance	$(5,627)	$1,387	$(4,240)
Accumulated other comprehensive loss:
Beginning balance	$396	$—	$396
Other comprehensive loss	(7,510)	1,387	(6,123)

Ending balance	$(7,114)	$1,387	$(5,727)

	Year Ended December 31, 2020
(in thousands)	Before Tax Amount	Tax Effect	Net of Tax Amount
Foreign currency translation adjustments:
Beginning balance	$(1,718)	$—	$(1,718)
Change during period	(1,296)	—	(1,296)

Ending balance	$(3,014)	$—	$(3,014)
Available-for-sale debt securities:
Beginning balance	$231	$—	$231
Unrealized gains	144	(36)	108
Loss from impairment	(94)	—	(94)

Ending balance	$281	$(36)	$245
Cash flow hedges:
Beginning balance	$(5,627)	$1,387	$(4,240)
Unrealized loss on interest rate swaps and cap	(12,756)	3,178	(9,578)
Reclassification of losses from interest rate cap to net income	194	(48)	146
Reclassification of prior hedge effectiveness to net income	3,481	(867)	2,614

Ending balance	$(14,708)	$3,650	$(11,058)
Accumulated other comprehensive loss:
Beginning balance	$(7,114)	$1,387	$(5,727)
Other comprehensive loss	(10,327)	2,227	(8,100)

Ending balance	$(17,441)	$3,614	$(13,827)

Note 21. 401(k) Savings Plan

We have a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Under the 401(k) plan, matching contributions are based upon the amount of the employees’ contributions subject to certain limitations. We contributed $1.7 million and $1.8 million to the 401(k) plan during 2019 and 2020, respectively.

Note 22. Subsequent Events

In March 2021, we granted 833,541 LERSUs and 30,434 performance RSUs to various employees. The LERSUs have a weighted-average grant-date fair value of $11.50 per share. The performance RSUs have a weighted-average grant-date fair value of $1.57 per share and will be recognized upon the consummation of a CIC event, which includes an IPO, merger, acquisition, or sale of more than 50% of our assets.

We evaluated all subsequent events through April 6, 2021, the date these consolidated financial statements were available to be issued.

LegalZoom.com, Inc.

Unaudited Condensed Consolidated Balance Sheets

December 31, 2020 and March 31, 2021

(In thousands, except par values)

	December 31, 2020	March 31, 2021
Assets
Current assets:
Cash and cash equivalents	$114,470	$141,175
Accounts receivable	8,555	10,713
Prepaid expenses and other current assets	10,536	12,227

Total current assets	133,561	164,115
Property and equipment, net	51,374	50,361
Goodwill	11,404	11,411
Intangible assets, net	815	543
Deferred income taxes	22,807	25,032
Restricted cash equivalent	25,000	25,000
Available-for-sale debt securities	1,050	1,073
Other assets	6,053	7,274

Total assets	$252,064	$284,809

Liabilities, redeemable convertible preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable	$28,734	$35,287
Accrued expenses and other current liabilities	41,028	56,415
Deferred revenue	127,142	145,888
Current portion of long-term debt	3,029	3,035

Total current liabilities	199,933	240,625
Long-term debt, net of current portion	512,362	511,594
Deferred revenue	2,937	2,570
Other liabilities	16,558	12,734

Total liabilities	731,790	767,523

Commitments and contingencies (Note 6)
Series A redeemable convertible preferred stock, $0.001 par value; 30,512 shares authorized at December 31, 2020 and March 31, 2021; 23,081 issued and outstanding at December 31, 2020 and March 31, 2021	70,906	70,906
Stockholders’ deficit:
Common stock, $0.001 par value; 264,720 shares authorized; 125,037 and 125,299 shares issued and outstanding at December 31, 2020 and March 31, 2021, respectively	126	126
Additional paid-in capital	102,417	106,288
Accumulated deficit	(639,348)	(649,171)
Accumulated other comprehensive loss	(13,827)	(10,863)

Total stockholders’ deficit	(550,632)	(553,620)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$252,064	$284,809

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

LegalZoom.com, Inc.

Unaudited Condensed Consolidated Statements of Operations

Three months ended March 31, 2020 and 2021

(In thousands, except per share amounts)

	Three Months Ended March 31,
	2020	2021
Revenue	$105,795	$134,632
Cost of revenue	35,112	43,960

Gross profit	70,683	90,672
Operating expenses:
Sales and marketing	43,481	71,361
Technology and development	10,543	10,499
General and administrative	12,661	13,165
Impairment of long-lived and other assets	555	—

Total operating expenses	67,240	95,025

Income (loss) from operations	3,443	(4,353)
Interest expense, net	(9,270)	(8,654)
Other (expense) income, net	(1,106)	248

Loss before income taxes	(6,933)	(12,759)
Benefit from income taxes	(2,055)	(2,936)

Net loss	$(4,878)	$(9,823)

Net loss attributable to common stockholders – basic and diluted	$(4,878)	$(9,823)

Net loss per share attributable to common stockholders – basic and diluted	$(0.04)	$(0.08)

Weighted-average shares used to compute net loss per share attributable to common stockholders – basic and diluted	124,411	125,065

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

LegalZoom.com, Inc.

Unaudited Condensed Consolidated Statements of Comprehensive Loss

Three Months Ended March 31, 2020 and 2021

(In thousands)

	Three Months Ended March 31,
	2020	2021
Net loss	$(4,878)	$(9,823)
Other comprehensive loss (income), net of tax:
Change in foreign currency translation adjustments:	2,272	(147)
Unrealized gains from available-for-sale debt securities:	—	13
Change in unrealized (loss) gain on cash flow hedges:
Unrealized (loss) gain on interest rate cap and swaps	(7,286)	2,081
Reclassification of prior hedge effectiveness and losses from interest rate cap to net loss	122	1,017

Total net changes in cash flow hedges	(7,164)	3,098

Total other comprehensive (loss) income	(4,892)	2,964

Total comprehensive loss	$(9,770)	$(6,859)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

LegalZoom.com, Inc.

Unaudited Condensed Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

Three Months Ended March 31, 2020 and 2021

(In thousands)

	Series A Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 2019	23,081	$70,906	124,382	$125	$92,916	$(644,305)	$(5,727)	$(556,991)

Issuance of common stock upon exercise of stock options	—	—	410	—	158	—	—	158
Issuance of common stock upon vesting of restricted stock awards	—	—	136	—	—	—	—	—
Shares surrendered for settlement of minimum statutory tax withholdings	—	—	(197)	—	(2,124)	—	—	(2,124)
Stock-based compensation	—	—	—	—	4,102	—	—	4,102
Net issuance and repayments of full recourse notes receivable	—	—	—	—	(6)	—	—	(6)
Special dividends	—	—	—	—	(73)	—	—	(73)
Other comprehensive loss	—	—	—	—	—	—	(4,892)	(4,892)
Net loss	—	—	—	—	—	(4,878)	—	(4,878)

Balance at March 31, 2020	23,081	$70,906	124,731	$125	$94,973	$(649,183)	$(10,619)	$(564,704)

Balance at December 31, 2020	23,081	$70,906	125,037	$126	$102,417	$(639,348)	$(13,827)	$(550,632)

Issuance of common stock upon exercise of stock options	—	—	244	—	151	—	—	151
Issuance of common stock upon vesting of restricted stock awards	—	—	27	—	—	—	—	—
Stock-based compensation	—	—	—	—	3,799	—	—	3,799
Shares surrendered for settlement of minimum statutory tax withholdings	—	—	(9)	—	(100)	—	—	(100)
Net interest and repayment of full recourse notes receivables	—	—	—	—	44	—	—	44
Special dividends	—	—	—	—	(23)	—	—	(23)
Other comprehensive income	—	—	—	—	—	—	2,964	2,964
Net loss	—	—	—	—	—	(9,823)	—	(9,823)

Balance at March 31, 2021	23,081	$70,906	125,299	$126	$106,288	$(649,171)	$(10,863)	$(553,620)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

LegalZoom.com, Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

Three Months Ended March 31, 2020 and 2021

(In thousands)

	Three Months Ended March 31,
	2020	2021
Cash flows from operating activities
Net loss	$(4,878)	$(9,823)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	4,920	4,166
Amortization of debt issuance costs	647	634
Amortization of prior hedge effectiveness	98	1,328
Stock-based compensation	4,088	3,786
Impairment of long-lived assets	555	—
Deferred income taxes	(2,389)	(3,259)
Financial guarantee	(1,200)	(75)
Change in fair value of derivative instruments	73	28
Unrealized foreign exchange loss (gain)	2,362	(107)
Other	(1)	4
Changes in operating assets and liabilities:
Accounts receivable	(636)	(2,156)
Prepaid expenses and other current assets	(2,014)	(1,344)
Other assets	(99)	(215)
Accounts payable	3,335	6,026
Accrued expenses and other liabilities	7,461	14,062
Income tax payable	6	(1)
Deferred revenue	9,561	18,361

Net cash provided by operating activities	21,889	31,415

Cash flows from investing activities
Purchase of property and equipment	(1,988)	(2,911)

Net cash used in investing activities	(1,988)	(2,911)

Cash flows from financing activities
Repayment of capital lease obligations	(8)	(8)
Repayment of 2018 Term Loan	(1,337)	(1,337)
Repayment of hybrid debt	—	(546)
Proceeds from 2018 Revolving Facility	40,000	—
Deferred offering costs	—	(8)
Payment of special dividends	(101)	(25)
Shares surrendered for settlement of minimum statutory tax withholdings	(2,002)	(100)
Proceeds from exercise of stock options, net of cash paid for employee tax withholding	37	190

Net cash provided by (used in) financing activities	36,589	(1,834)

Effect of exchange rate changes on cash, cash equivalents and restricted cash equivalent	(185)	35
Net increase in cash, cash equivalents and restricted cash equivalent	56,305	26,705
Cash, cash equivalents and restricted cash equivalent, at beginning of the period	74,180	139,470

Cash, cash equivalents and restricted cash equivalent, at end of the period	$130,485	$166,175

LegalZoom.com, Inc.

Unaudited Condensed Consolidated Statements of Cash Flows (continued)

Three Months Ended March 31, 2020 and 2021

(In thousands)

	Three Months Ended March 31,
	2020	2021
Reconciliation of cash, cash equivalents, and restricted cash equivalent reported in the consolidated balance sheets
Cash and cash equivalents	$105,485	$141,175
Restricted cash equivalent	25,000	25,000

Total cash, cash equivalents, and restricted cash equivalent shown in the consolidated statements of cash flows	$130,485	$166,175

Non-cash investing and financing activities
Purchase of property and equipment included in accounts payable and accrued expenses and other current liabilities	$729	$1,009
Change in fair value of hedged interest rate swaps and interest rate cap	(2,642)	(2,771)
Transfer of interest rate swaps derivative liability to hybrid debt	12,345	—
Deferred offering costs included in accounts payable and accrued expenses and other current liabilities	—	1,288

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

LegalZoom.com, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

Note 1. Description of Business

LegalZoom.com, Inc., was initially formed as a California corporation in 1999 and reincorporated as a Delaware corporation in 2007. LegalZoom.com, Inc., and its wholly owned subsidiaries, or referred to herein as “we,” “us,” or “our” has its executive headquarters in Glendale, California, its operational headquarters in Austin, Texas and additional locations in Frisco, Texas and London in the U.K. We are a provider of services that meet the legal needs of small businesses and consumers. We offer a broad portfolio of legal services through our online legal platform that customers can tailor to their specific needs. In the United States, or U.S., we also offer several subscription services, including legal plans through which businesses and consumers can be connected to an experienced attorney licensed in their jurisdiction, registered agent services, tax and compliance services and unlimited access to our forms library.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with GAAP for interim financial information. Certain information and disclosures normally included in consolidated financial statements prepared in accordance with GAAP have been condensed or omitted. Accordingly, these condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2020 and the related notes thereto. The December 31, 2020 condensed consolidated balance sheet was derived from our audited consolidated financial statements as of that date. Our unaudited condensed consolidated financial statements include, in the opinion of management, all adjustments, consisting of normal and recurring items, necessary for the fair statement of the condensed consolidated financial statements. All intercompany balances and transactions have been eliminated in consolidation. There have been no significant changes in accounting policies during the three months ended March 31, 2021 from those disclosed in the annual consolidated financial statements for the year ended December 31, 2020 and the related notes.

The operating results for the three months ended March 31, 2021 are not necessarily indicative of the results expected for the full year ending December 31, 2021.

Segment Reporting and Geographic Information

Our Chief Executive Officer, as the CODM organizes our company, manages resource allocations, and measures performance on the basis of one operating segment.

Revenue outside of the United States, based on the location of the customer, represented 3% and 1% of our consolidated revenue for the three months ended March 31, 2020 and 2021, respectively. Our property and equipment located outside of the United States was 1% of our consolidated property and equipment as of December 31, 2020 and March 31, 2021.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expenses, and related disclosures of contingent liabilities in the unaudited condensed consolidated financial statements and accompanying notes. Estimates are used for, however not limited to, revenue recognition, sales allowances and credit reserves, available-for-sale debt securities, valuation of long-lived assets and goodwill, income taxes, commitments and contingencies, valuation of assets and liabilities acquired in business combinations, fair value of derivative instruments and stock-based compensation. Actual results could differ materially from those estimates.

The extent to which COVID-19 impacts our business and financial results will depend on numerous continuously evolving factors including, but not limited to, the magnitude and duration of COVID-19, including resurgences; the impact on our employees; the extent to which it will impact worldwide macroeconomic conditions, including interest rates, employment rates, and health insurance coverage; the speed and degree of the anticipated recovery, as well as variability in such recovery across different geographies, industries, and markets; and governmental and business reactions to the pandemic. We assessed certain accounting matters that generally require consideration of forecasted financial information in context with the information reasonably available to us and the unknown future impacts of COVID-19 as of March 31, 2021 and through the date of issuance of these unaudited condensed consolidated financial statements. The accounting matters assessed included, but were not limited to, our allowance for doubtful accounts, sales allowances, and the carrying value of goodwill and other long-lived assets. While there was not a material impact on our unaudited condensed consolidated financial statements at and for the three months ended March 31, 2021, our future assessment of the magnitude and duration of COVID-19, as well as other factors, could result in material impacts to our unaudited condensed consolidated financial statements in future reporting periods.

Certain Risks and Concentrations

We maintain accounts in U.S. and U.K. banks with funds insured by the FDIC and the FSCS. Our bank accounts may, at times, exceed the FDIC and FSCS insured limits. Financial instruments that potentially subject us to credit risk consist principally of cash and cash equivalents. Management believes that we are not exposed to any significant credit risk related to our cash or cash equivalents and have not experienced any losses in such accounts.

No single customer comprised 10% or more of our total revenues for the three months ended March 31, 2020 and 2021. At December 31, 2020 there was one customer who accounted for 20% of our accounts receivable balance. No single customer had an account receivable balance of 10% or greater of the total receivable as of March 31, 2021.

Foreign Currency

GBP is the functional currency for our foreign subsidiaries. The financial statements of these foreign subsidiaries are translated to U.S. Dollars using period-end rates of exchange for assets and liabilities, historical rates of exchange for equity, and average rates of exchange for the period for revenue and expenses. Translation gains and losses are recorded in the accumulated other comprehensive loss as a component of our unaudited condensed consolidated statements of redeemable convertible preferred stock and stockholders’ deficit. We recognized foreign currency transaction losses of $2.4 million and gains of $0.1 million during the three months ended March 31, 2020 and 2021, respectively.

Revenue Recognition

For the three months ended March 31, 2020 and 2021, revenue comprises the following (in thousands):

	Three Months Ended March 31,
	2020	2021
Transaction	$45,586	$61,388
Subscription	54,235	65,493
Partner	5,974	7,751

Total revenue	$105,795	$134,632

Deferred Offering Costs

Deferred offering costs of $1.3 million have been recorded as other assets on the unaudited condensed consolidated balance sheets as of March 31, 2021 and consist of costs incurred in connection with the anticipated sale of our common stock in our IPO including certain legal, accounting, printing, and other IPO related costs. After completion of our IPO, deferred offering costs are recorded in stockholders’ deficit as a reduction from the proceeds of the offering. Should we terminate our planned IPO or if there is a significant delay, the deferred offering costs would be immediately expensed in our condensed consolidated statements of operations. There were no deferred offering costs as of December 31, 2020.

Recent Accounting Pronouncements

Recently Adopted Accounting Pronouncements

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, or ASU 2019-12. This Update removes certain exceptions for performing intraperiod tax allocations, recognizing deferred taxes for investments, and calculating income taxes in interim periods. The guidance also simplifies the accounting for franchise taxes, transactions that result in a step-up in the tax basis of goodwill, and the effect of enacted changes in tax laws or rates in interim periods. We early adopted ASU 2019-12 in the first quarter of 2021 and the adoption had no material impact to our unaudited condensed consolidated financial statements.

Accounting Pronouncements Not Yet Adopted

In February 2016, the FASB issued ASU No. 2016-02, Leases, or ASU 2016-02. The guidance requires lessees to recognize most leases as right of use assets and lease liabilities on the balance sheet and also requires additional qualitative and quantitative disclosures to enable users to understand the amount, timing and uncertainty of cash flows arising from leases. The original guidance required application on a modified retrospective basis to the earliest period presented. In August 2018, the FASB issued ASU 2018-11, Leases (Topic 842): Targeted Improvements, which includes an option to not restate comparative periods in transition, however, to elect to use the effective date of ASU 2016-02, as the date of initial application of transition. In March 2019, the FASB issued ASU No. 2019-01, Leases (Topic 842): Codification Improvements, which made further targeted improvements including clarification regarding the determination of fair value of lease assets and liabilities and statement of cash flows and presentation guidance. In June 2020, FASB issued ASU 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, which extended the effective date of this guidance for non-public entities to fiscal years beginning after December 15, 2021. The Update is effective for our annual reporting period beginning on January 1, 2022. We are currently evaluating the impacts the adoption of these Updates will have on our consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit losses: Measurement of Credit Losses on Financial Instruments (Topic 326), or ASU 2016-13, as amended, which revises the impairment model to utilize an expected loss methodology in place of the currently used incurred loss methodology, which will result in more timely recognition of losses on financial instruments, including, but not limited to, available-for-sale debt securities and accounts receivable. These Updates are effective for our annual reporting period beginning on January 1, 2023. We are currently evaluating the impacts the adoption of these Updates will have on our consolidated financial statements.

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848) — Facilitation of the Effects of Reference Rate Reform on Financial Reporting, that provides optional relief to applying reference rate reform to contracts, hedging relationships, and other transactions that reference LIBOR, which will be discontinued by the end of 2021. Also, in January 2021, the FASB issued ASU No. 2021-01, Reference Rate Reform (Topic 848) — Scope, to clarify that cash flow hedges are eligible for certain optional expedients and exceptions for the application of subsequent assessment methods to assume perfect effectiveness as previously presented in ASU 2020-04. The amendments in these Updates are effective immediately and may be applied through December 31, 2022. We are currently evaluating the impacts the adoption of these Updates will have on our consolidated financial statements.

Note 3. Other Financial Statement Information

Accounts Receivable

Changes in the allowance consisted of the following (in thousands):

	Three Months Ended March 31,
	2020	2021
Beginning balance	$2,461	$5,256
Add: amounts recognized as a reduction of revenue	1,725	1,582
Add: bad debt expense recognized in general and administrative expense	—	15
Less: write-offs, net of recoveries	(2,820)	(2,144)

Ending balance	$1,366	$4,709

The allowance recognized as a reduction of revenue primarily relates to our installment plan receivables for which we expect we will not be entitled to a portion of the transaction price based on our historical experience with similar transactions. The allowance recognized against general and administrative expense represents an allowance relating to receivables from partners that are no longer considered collectible.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	December 31, 2020	March 31, 2021
Prepaid expenses	$7,177	$8,127
Deferred cost of revenue	1,967	2,399
Other current assets	1,392	1,701

Total prepaid expenses and other current assets	$10,536	$12,227

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	December 31, 2020	March 31, 2021
Accrued payroll and related expenses	$16,135	$13,759
Accrued vendor payables	10,854	16,718
Derivative liabilities and hybrid debt	5,131	5,472
Sales allowances	4,856	4,309
Accrued sales, use and business taxes	1,789	1,825
Accrued advertising	173	12,143
Other	2,090	2,189

Total accrued expenses and other current liabilities	$41,028	$56,415

Changes in sales allowances relating to chargebacks, sales credits and refunds consisted of the following (in thousands):

	Three Months Ended March 31,
	2020	2021
Beginning balance	$4,651	$4,856
Add: increase in sales allowances	9,913	7,583
Less: utilization of reserves	(9,800)	(8,130)

Ending balance	$4,764	$4,309

Depreciation and Amortization

Depreciation and amortization expense of our property and equipment, including capitalized internal-use software, and intangible assets consisted of the following (in thousands):

	Three Months Ended March 31,
	2020	2021
Cost of revenue	$1,958	$1,678
Sales and marketing	1,849	1,475
Technology and development	650	587
General and administrative	463	426

Total depreciation and amortization expense	$4,920	$4,166

Deferred Revenue

Deferred revenue as of December 31, 2020 and March 31, 2021 was $130.1 million and $148.5 million, respectively. The Company recognized $53.6 million and $66.6 million of revenues during the three months ended March 31, 2020 and 2021, respectively, that was included in the deferred revenue balances as of December 31, 2019 and 2020, respectively. We expect to recognize substantially all of the remaining deferred revenue as of December 31, 2020 as revenue in 2021. We expect substantially all of the deferred revenue at March 31, 2021 will be recognized as revenue within the next twelve months.

We have omitted disclosure about the transaction price allocated to remaining performance obligations and when revenue will be recognized as revenue as our contracts with customers that have a duration of more than one year are immaterial.

Note 4. Long-term Debt

A reconciliation of the scheduled maturities to the consolidated balance sheets is as follows (in thousands):

	December 31, 2020	March 31, 2021
Current portion of 2018 Term Loan	$5,350	$5,350
Current portion of discount and unamortized debt issuance costs	(2,321)	(2,315)

Total current portion of long-term debt	$3,029	$3,035

Noncurrent portion of 2018 Term Loan	$518,950	$517,613
Noncurrent portion of discount and unamortized debt issuance costs	(6,588)	(6,019)

Total long-term debt, net of current portion	$512,362	$511,594

At March 31, 2021, aggregate future principal payments are as follows (in thousands):

2021 (remaining nine months)	$4,013
2022	5,350
2023	5,350
2024	508,250

Total outstanding principal of 2018 Term Loan	522,963
Less: current portion of 2018 Term Loan	(5,350)

Outstanding principal of 2018 Term Loan, net of current portion	$517,613

In March 2020, in response to the World Health Organization’s declaration of COVID-19, we drew down the full $40.0 million available from our 2018 Revolving Facility. The 2018 Revolving Facility was paid in full in May 2020.

As of March 31, 2021, total borrowings under our 2018 Term Loan was $523.0 million. We determined that the fair value of our long-term debt approximates its carrying value as of December 31, 2020 and March 31, 2021. We estimated the fair value of our long-term debt using Level 2 inputs based on recent observable trades of our 2018 Term Loan. The effective interest rate of the 2018 Term Loan is 5.1% and 5.0% for December 31, 2020 and March 31, 2021, respectively. At December 31, 2020 and March 31, 2021, we had no amounts outstanding under our 2018 Revolving Facility or any outstanding letters of credit. We were in compliance with the financial covenants under the 2018 Credit Facility as of December 31, 2020 and March 31, 2021.

Note 5. Derivatives

Due to the impact of COVID-19 and decreases in LIBOR, in March 2020, we entered into two blend-and-extend transactions to modify our initial swaps where the derivative liability of $12.3 million was carried over to the modified swaps, the fixed rate of 2.3% on the initial swaps was modified to a new average fixed interest rate of 1.7% and the maturity date was extended by two years to April 2024. The notional amount of each modified swap was $96.6 million. At the time of modification, the initial swaps were de-designated as cash flow hedges and amounts in other comprehensive income were frozen and are amortized to interest expense over the life of the original hedge relationship. As the modified swaps were considered off-market, they were accounted for as a debt host, and an embedded at-market derivative was bifurcated from the debt host. The at-market portion of the modified swaps were designated as cash flow hedges. The hybrid debt host is accounted for at amortized cost basis and will be amortized as we settle our modified swaps over the extended term with related interest recognized in interest expense, net in the accompanying consolidated statements of operations.

Our interest rate cap matured on March 31, 2021.

Derivative financial instruments and hybrid debt consisted of the following (in thousands):

	December 31, 2020	March 31, 2021
Interest rate swaps derivative liability, current portion	$2,177	$2,253

Interest rate swaps	$3,640	$793
Financial guarantee	150	75

Total derivative liability, net of current portion	$3,790	$868

Hybrid debt, current portion	$2,954	$3,219

Hybrid debt, net of current portion	$8,152	$7,342

The impact from losses from our interest rate cap, interest rate swaps, and hybrid debt on our consolidated statements of operations were as follows (in thousands):

	Three Months Ended March, 31
	2020	2021
Net payments upon settlement of interest rate swaps	$329	$444
Amortization of prior hedge effectiveness	—	1,328
Amortization of interest rate cap premium	62	28
Interest expense on hybrid debt	11	188

Total, recorded in interest expense, net	$402	$1,988

Note 6. Commitments and Contingencies

Operating Leases

We conduct operations from certain leased facilities in various locations. At March 31, 2021, we had various non-cancelable operating leases for office space and equipment, which expire between December 2021 and December 2022. Future minimum payments under operating leases at March 31, 2021 are as follows (in thousands):

Operating Leases
2021 (remaining nine months)	$2,457
2022	1,786

Total minimum lease payments	$4,243

Advertising, Media and Other Commitments

We use a variety of media to advertise our services, including search engine marketing, television and radio. At March 31, 2021, we had non-cancelable minimum advertising and media commitments for future advertising spots of $3.4 million, substantially all of which will be paid during 2021. We also have non-cancelable agreements with various vendors, which require us to pay $13.4 million over a five-year period, of which $8.9 million remains to be paid as of March 31, 2021.

Legal Proceedings

We received a demand letter dated April 20, 2020 from service partner Dun & Bradstreet alleging that Dun & Bradstreet had overpaid us for services. The letter alleges these overpayments occurred between 2015 and 2019, amounted to $5.6 million, and were caused by overreporting by us. We deny and will continue to deny all of the allegations and claims asserted by Dun & Bradstreet, including, but not limited to, any allegation that the respondent has suffered any harm or damages. We believe we have meritorious defenses to the claims and will vigorously defend any action. We are unable to predict the ultimate outcome of this matter. We have not recorded any loss or accrual in the accompanying consolidated financial statements at March 31, 2021 for this matter as a loss is not probable and reasonably estimable. There is at least a reasonable possibility that a loss may have been incurred for this contingency, however, we cannot make an estimate of the possible loss or range of loss. If this matter is not resolved in our favor, the losses arising from the result of litigation or settlements may have a material adverse effect on our business, results of operations, cash flows and financial condition.

We initiated an arbitration on October 28, 2020 against one of our vendors. The demand for arbitration alleges breach of contract, breach of covenant of good faith and fair dealing, and seeks declaratory relief and at least $5.6 million in damages. On December 7, 2020, the vendor filed a counterdemand alleging breach of contract and breach of the covenant of good faith and fair dealing, seeking declaratory relief and at least $6.1 million in damages. We replied to the counterdemand on January 19, 2021. A hearing has been scheduled for November 19, 2021. We deny and will continue to deny all of the allegations and claims asserted in the counterdemand, including, but not limited to, any allegation that the respondent has suffered any harm or damages. We believe we have meritorious defenses to the claims and will vigorously defend any action. We are unable to predict the ultimate outcome of this matter. We have not recorded any loss or accrual in the accompanying consolidated financial statements at March 31, 2021 for this matter as a loss is not probable and reasonably estimable. There is at least a reasonable possibility that a loss may have been incurred for this contingency, however, we cannot make an estimate of the possible loss or range of loss. If this matter is not resolved in our favor, the losses arising from the result of litigation or settlements may have a material adverse effect on our business, results of operations, cash flows and financial condition.

We were served on February 9, 2021 with a class action complaint, filed in Los Angeles Superior Court and removed to federal court on March 11, 2021, from a Florida resident who claims to have visited the www.legalzoom.com website. The plaintiff alleges that the website’s use of session replay software was an unlawful interception of electronic communications under the Florida Security Communications Act. The plaintiff seeks damages on behalf of the purported class as well as injunctive and declaratory relief. We filed a motion to compel arbitration on April 16, 2021. We believe we have meritorious defenses to the claims and will vigorously defend any action. We are unable to predict the ultimate outcome of this matter. We have not recorded any loss or accrual in the accompanying consolidated financial statements at March 31, 2021 for this matter as a loss is not probable and reasonably estimable. There is at least a reasonable possibility that a loss may have been incurred for this contingency, however, we cannot make an estimate of the possible loss or range of loss. If this matter is not resolved in our favor, the losses arising from the result of litigation or settlements may have a material adverse effect on our business, results of operations, cash flows and financial condition.

We are involved in inactive state administrative inquiries relating to the unauthorized practice of law or insurance. Because these are inquiries and no claims have been alleged or asserted against us, we cannot predict the outcome of these inquiries or whether these matters will result in litigation or any outcome of potential litigation.

From time to time, we may become subject to legal proceedings, claims and litigation arising in the ordinary course of business. Other than described above, we are not currently a party to any material legal proceedings, nor are we aware of any pending or threatened litigation that would have a material adverse effect on our results of operations, cash flows, and financial condition, should such litigation be resolved unfavorably.

Note 7. Stock-based Compensation

Stock-based Compensation Cost

We recorded stock-based compensation cost in the following categories in the accompanying consolidated statements of operations and balance sheets (in thousands):

	Three Months Ended March 31,
	2020	2021
Cost of revenue	$37	$59
Sales and marketing	643	207
Technology and development	950	526
General and administrative	2,697	3,150

Total stock-based compensation expense	4,327	3,942
Amount capitalized to internal-use software	15	13

Total stock-based compensation	$4,342	$3,955

Stock Options

Stock option activity for the three months ended March 31, 2021 is as follows (in thousands, except weighted-average exercise price and remaining contract life):

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (in Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2020	15,235	$8.78	8.7	$15,873
Granted	—	—
Exercised	(244)	0.61
Cancelled/forfeited	(38)	1.76

Outstanding at March 31, 2021	14,953	$8.93	8.5	$113,655

Vested and expected to vest at March 31, 2021	10,416	$8.56	8.1	$82,985
Exercisable at March 31, 2021	2,753	$5.45	6.7	$30,503

We did not grant stock options during the three months ended March 31, 2021. The weighted-average assumptions that were used to calculate the grant-date fair value of our stock option grants using the Black-Scholes option pricing model were as follows:

Three Months Ended March 31, 2020
Expected life (years)	5.1
Risk-free interest rate	1.6%
Expected volatility	43%
Expected dividend yield	—

At March 31, 2021, total remaining stock-based compensation expense for unvested awards is $34.5 million, of which $17.9 million for time-based options are expected to be recognized over a weighted-average period of 2.6 years, up to $8.2 million for various performance options, which will only vest upon the consummation of a CIC event and $8.4 million for a performance option, which is expected to be recognized over a remaining period of 2.5 years unless a CIC event occurs beforehand.

Restricted Stock Units

A summary of RSU activity for the three months ended March 31, 2021 is as follows (in thousands, except weighted-average grant-date fair value):

	Number of Options	Weighted- Average Grant- Date Fair Value
Unvested at December 31, 2020	2,499	$9.53
Granted	864	11.15
Cancelled/forfeited	(19)	11.01
Vested	(35)	10.84

Unvested at March 31, 2021	3,309	$9.93

The fair value of vested RSUs for the three months ended March 31, 2020 and 2021 was $1.7 million and $0.4 million, respectively. Our RSUs consist of time-based RSUs and various performance RSUs. At March 31, 2021, total remaining stock-based compensation expense for unvested RSU awards is $32.2 million, of which $4.1 million for time-based RSUs is expected to be recognized over a weighted-average period of 2.3 years, and up to $28.1 million for various performance RSUs, which will vest upon the consummation of a CIC event and subsequently thereafter for any remaining service period.

In March 2021, we granted 833,541 LERSUs and 30,434 performance RSUs to various employees. The LERSUs have a weighted-average grant-date fair value of $11.50 per share. The performance RSUs have a weighted-average grant-date fair value of $1.57 per share and will be recognized upon the consummation of a CIC event, which includes an IPO, merger, acquisition, or sale of more than 50% of our assets.

Note 8. Income Taxes

We account for income taxes in accordance with ASC 740, Income Taxes, which requires an estimate of the annual effective tax rate for the full year to be applied to the interim period, taking into account year-to-date amounts and projected results for the full year. Our effective tax rate could fluctuate significantly from quarter to quarter based on recurring and nonrecurring factors including, but not limited to: variations in the estimated and actual level of pre-tax income or loss by jurisdiction; changes in enacted tax laws and regulations, and interpretations thereof, including with respect to tax credits and state and local income taxes; developments in tax audits and other matters; recognition of excess tax benefits and tax deficiencies from stock-based compensation and certain nondeductible expenses. Changes in judgment from the evaluation of new information resulting in the recognition, derecognition, or remeasurement of a tax position taken in a prior annual period are recognized separately in the quarter of the change.

We recorded a benefit from income taxes of $2.1 million and $2.9 million for the three months ended March 31, 2020 and 2021, respectively. The effective tax rate for the three months ended March 31, 2020 of 30% differed from the federal statutory rate of 21% primarily due to the valuation allowance against foreign losses, the recognition of significant excess tax benefits of stock-based compensation and other discrete adjustments. The effective tax rate for the three months ended March 31, 2021 of 23% differed from the federal statutory rate of 21% primarily due to the valuation allowance against foreign losses and recognition of excess tax benefits of stock-based compensation.

Gross unrecognized tax benefits were $7.2 million and $7.5 million as of December 31, 2020 and March 31, 2021, respectively. The gross unrecognized tax benefits, if recognized by us, will result in a reduction of approximately $7.4 million to the provision for income taxes thereby favorably impacting our effective tax rate. Our policy is to recognize interest and penalties related to income tax matters in income tax expense. For the periods presented, interest and penalties related to income tax positions were not material to our unaudited condensed consolidated financial statements.

We are subject to taxation and file income tax returns in the U.S. federal, state, and foreign jurisdictions. The federal income tax return for the years 2017 through 2019 and state income tax returns for the tax years 2008 through 2019 remain open to examination. We are under examination in one state and it is not expected to have an impact on our results of operations, cash flows and financial condition.

Note 9. Basic and Diluted Earnings Per Share

Basic net loss attributable to common stockholders per share is computed by dividing the net loss by the weighted average number of common stock outstanding for the period. For periods in which we have reported net losses, diluted net loss per share attributable to common stockholders is the same as basic net loss per share, since the impact of potentially dilutive common stock and other equity instruments is anti-dilutive.

The following table presents the number of options, restricted stock units and restricted stock excluded from the calculation of diluted net loss per share attributable to common stockholders because they are anti-dilutive (in thousands):

	As of March 31,
	2020	2021
Options to purchase common stock	12,490	14,953
Restricted stock units	1,002	3,309
Restricted stock	150	50

Total	13,642	18,312

Note 10. Fair Value Measurements

Fair value is defined as the price that would be received from selling an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The standard establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The fair value hierarchy is as follows:

Level 1 — Quoted prices in active markets for identical assets and liabilities.

Level 2 — Quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

At December 31, 2020 and March 31, 2021, our financial assets and liabilities recorded at fair value on a recurring basis consist of cash equivalents, a restricted cash equivalent, available-for-sale debt securities, interest rate swaps, an interest rate cap and a financial guarantee derivative. Cash equivalents and the restricted cash equivalent consist of money market funds valued using quoted prices in active markets, which represent Level 1 inputs in the fair value hierarchy. Our interest rate swaps and interest rate cap are valued using observable market inputs including LIBOR, swap rates and third-party dealer quotes, which represent Level 2 inputs in the fair value hierarchy. The available-for-sale debt securities and financial guarantee derivative are valued using a Monte Carlo simulation, which include inputs that represent Level 3 inputs in the fair value hierarchy.

The carrying amounts of accounts receivable, accounts payable and accrued expenses and other current liabilities approximate fair values because of the short-term nature of these items. The fair value of our long-term debt is estimated by using quoted or sales prices of similar debt instruments, which represent Level 2 inputs in the fair value hierarchy.

The following tables summarizes our assets and liabilities that are measured at fair value on a recurring basis, by level, within the fair value hierarchy (in thousands):

	December 31, 2020
	Level 1	Level 2	Level 3
Available-for-sale debt securities	$—	$—	$1,050
Money market fund	5,208	—	—
Restricted money market fund	25,000	—	—

Total assets	$30,208	$—	$1,050

Interest rate caps and swaps	$—	$5,817	$—
Financial guarantee	—	—	150
Contingent consideration	—	—	1,250

Total liabilities	$—	$5,817	$1,400

	March 31, 2021
	Level 1	Level 2	Level 3
Available-for-sale debt securities	$—	$—	$1,073
Money market fund	5,210	—	—
Restricted money market fund	25,000	—	—

Total assets	$30,210	$—	$1,073

Interest rate caps and swaps	$—	$3,046	$—
Financial guarantee	—	—	75
Contingent consideration	—	—	1,250

Total liabilities	$—	$3,046	$1,325

Note 11. Accumulated Other Comprehensive Loss

Changes in accumulated other comprehensive income (loss) consisted of the following:

	Three Months Ended March 31, 2020
(in thousands)	Before Tax Amount	Tax Effect	Net of Tax Amount

Foreign currency translation adjustments:
Beginning balance	$(1,718)	$—	$(1,718)
Change during period	2,272	—	2,272

Ending balance	$554	$—	$554

Available-for-sale debt securities:
Beginning balance	$231	$—	$231
Unrealized gains	—	—	—

Ending balance	$231	$—	$231

Cash flow hedges:
Beginning balance	$(5,627)	$1,387	$(4,240)
Unrealized loss on interest rate swaps and cap	(9,704)	2,418	(7,286)
Reclassification of losses from interest rate cap to net loss	64	(16)	48
Reclassification of prior hedge effectiveness to net loss	98	(24)	74

Ending balance	$(15,169)	$3,765	$(11,404)

Accumulated other comprehensive loss:
Beginning balance	$(7,114)	$1,387	$(5,727)
Other comprehensive loss	(7,270)	2,378	(4,892)

Ending balance	$(14,384)	$3,765	$(10,619)

	Three Months Ended March 31, 2021
(in thousands)	Before Tax Amount	Tax Effect	Net of Tax Amount

Foreign currency translation adjustments:
Beginning balance	$(3,014)	$—	$(3,014)
Change during period	(147)	—	(147)

Ending balance	$(3,161)	$—	$(3,161)

Available-for-sale debt securities:
Beginning balance	$281	$(36)	$245
Unrealized gain	17	(4)	13

Ending balance	$298	$(40)	$258

Cash flow hedges:
Beginning balance	$(14,708)	$3,650	$(11,058)
Unrealized gains on interest rate swaps and cap	2,772	(691)	2,081
Reclassification of losses from interest rate cap to net loss	28	(8)	20
Reclassification of prior hedge effectiveness to net loss	1,328	(331)	997

Ending balance	$(10,580)	$2,620	$(7,960)

Accumulated other comprehensive loss:
Beginning balance	$(17,441)	$3,614	$(13,827)
Other comprehensive income	3,998	(1,034)	2,964

Ending balance	$(13,443)	$2,580	$(10,863)

Note 12. Subsequent Events

Contingent consideration of $0.5 million was paid in April 2021 in connection with our acquisition of Pure.

In April and May 2021, we granted 322,998 and 181,489 LERSUs, respectively, to various employees. The LERSUs have a weighted-average grant-date fair value of $16.53 per share.

On May 7, 2021, the plaintiffs of the class action complaint set forth in Note 6, filed a notice of dismissal without prejudice. Should the plaintiffs refile in court or arbitration, we believe we have meritorious defenses to the claims and will vigorously defend any action.

We evaluated all subsequent events through May 17, 2021, the date these condensed consolidated financial statements were available to be issued.

Events Subsequent to Original Issuance of Condensed Consolidated Financial Statements

Modification of Stock-based compensation awards

In June 2021, we modified the vesting conditions of certain stock options and RSUs as described below.

We modified the vesting conditions of 4,477,218 outstanding performance options of certain executive officers and employees so that the performance options do not fully vest immediately upon an IPO. Instead, subject to and contingent upon the effective date of an IPO, the modified performance options for executive officers will vest monthly over a four-year period from their original vesting commencement dates and the modified performance options of certain employees will vest 25% on the first anniversary from the vesting commencement date, and then vest monthly over the remaining service period, subject to continued employment through the applicable vesting dates. As the modified awards contain a performance condition that is satisfied upon an IPO, we remeasured the fair value of the performance options on the date of modification. This new fair value of approximately $76.4 million will be recognized as stock-based compensation expense using the graded vesting method, with an immediate stock-based compensation expense recognized on the effective date of our IPO for the modified performance options for which the service vesting condition was satisfied through the effective date of the IPO, and all remaining compensation will be recognized thereafter over the remaining service period. No compensation expense is recognized for these modified performance options until our IPO is declared effective.

We modified the vesting conditions of 3,627,936 outstanding 2019 performance options of an executive officer so that in the event of an IPO the modified 2019 performance options will vest monthly over a four-year period from the original vesting commencement date in 2019, subject to continued employment of the executive officer, rather than vesting upon the fourth anniversary of the original date of grant based on achieving certain stock price thresholds. Incremental stock-based compensation expense as a result of the modification is approximately $11.4 million and was measured using a Monte Carlo simulation immediately prior to the modification date and a Black-Scholes Option Pricing Model immediately after the modification date. Upon an IPO, we will recognize stock-based compensation expense for the modified 2019 performance options for which the service vesting condition was satisfied through the effective date of the IPO, and all remaining compensation will be recognized thereafter over the remaining service period using the graded vesting method.

We modified the vesting conditions of 111,902 outstanding performance RSUs of certain employees so that the modified performance RSUs do not vest immediately upon an IPO. Instead, subject to and contingent upon the effective date of an IPO, the modified performance RSUs will vest 25% on the first anniversary from the vesting commencement dates, then vest monthly over the remaining service period, subject to the continued employment through the applicable vesting dates. As the modified RSUs contain a performance condition that is satisfied upon an IPO, we remeasured the fair value of the performance RSUs on the date of modification. This new fair value of approximately $2.9 million will be recognized as stock-based compensation expense using the graded vesting method, with an immediate stock-based compensation expense recognized on the effective date of our IPO for the performance RSUs for which the service vesting condition was satisfied through the effective date of the IPO, and all remaining compensation will be recognized thereafter over the remaining service period. No compensation expense is recognized for these modified performance RSUs until our IPO is declared effective.

We modified the vesting conditions of 1,725,942 outstanding LERSUs and 1,706,888 outstanding time-based options of certain executive officers to amend the severance vesting acceleration benefit applicable for the LERSUs and remove the CIC vesting acceleration benefit for the time-based options. There was no incremental stock-based compensation associated with the modification of the time-based options. We remeasured the fair value of the LERSUs on the date of modification and this new fair value of approximately $44.0 million will be recognized using the graded vesting method, with an immediate stock-based compensation expense recognized on the effective date of an IPO for the modified LERSUs that have satisfied the service-vesting condition through the effective date, and all remaining compensation will be recognized thereafter over the remaining service period. No compensation expense is recognized for these modified LERSUs until our IPO is declared effective.

The fair value of the modified 2020 performance options, 2019 performance option, performance RSUs and LERSUs were remeasured using the fair value of our common stock, as approved by the Pricing Committee of our Board of Directors, which was $25.50 per share, the midpoint of the price range set forth on the cover page of the preliminary prospectus related to our IPO.

IPO Grants

In June 2021, we granted RSUs to our executive officers that are contingent on the effectiveness of a registration statement, or IPO RSUs. The IPO RSUs will have a grant-date fair value of approximately

$10.9 million and the number of shares underlying the IPO RSUs will be based on the IPO price to the public. In addition, we granted options to purchase shares of common stock, or IPO Options, with an exercise price that will be equal to the IPO price to the public for the number of shares equal to 2.5 times the number of shares subject to the IPO RSU. Because the number of shares and exercise price of the IPO Options is based on the IPO price, the grant date for accounting purposes will not be established until the effective date of an IPO. As the IPO is a performance condition, no stock-based compensation expense is recognized until our IPO is declared effective and then stock-based compensation will be recognized over a weighted-average requisite service period of approximately 4.0 years. The actual amount of stock-based compensation cost for the IPO options is dependent upon the IPO price to the public. Upon the effective date of the IPO, we issued 388,389 IPO RSUs and 970,970 IPO Options.

In June 2021, we granted 14,248 RSUs to a new Director of our Board of Directors. The RSUs have a grant-date fair value of approximately $0.4 million.

Financial Guarantee

In June 2021, our financial guarantee of the personal loan of a former executive officer was waived. The associated restricted cash equivalent of $25.0 million became unrestricted and was reclassified to cash and cash equivalents.

19,121,000 Shares

Common stock

Prospectus

J.P. Morgan	Morgan Stanley	Barclays

BofA Securities	Citigroup	Credit Suisse	Jefferies

JMP Securities	Raymond James	William Blair

Amerivet Securities	Penserra Securities LLC
Telsey Advisory Group	Siebert Williams Shank

June 29, 2021